2025 Annual Report








charles SCHWAB

CORPORATION

Principles that drive our actions for growth

Actions matter more than words.

Clients, press, influencers, and employees will give credit to what we do vs. what we say. We will challenge everything we do to ensure it is consistent with what we believe and say about ourselves.

Trust is everything.

Earned over time. Lost in an instant. We will focus on anything we do or don't do that builds or undermines trust and our relationship with clients.

Price matters.

More than ever. And in our industry more than most. We will leverage our scale to deliver industry-leading pricing without prospects or clients having to ask or negotiate.

Every prospective or existing client is critical to our future growth.

No matter how large or small. We will value and delight them at each possible opportunity.

Clients deserve efficient experiences.

Every time. We will respect our clients' time by ensuring that every interaction a client has with us is simple and easy.

Table of Contents

The Charles Schwab Corporation (NYSE: SCHW) is a financial services firm with a history of innovating and advocating for individual investors and the advisors and institutions who serve them.

In addition to historical information, this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, which reflect management's expectations and objectives as of the date hereof, are based on the best judgment of Schwab's senior management. These statements relate to, among other things: the company's strategy, focus, and growth; competitive position; scale and pricing; investments and initiatives to meet investor needs; deepening client relationships; investor expectations; industry and competitive trends, including artificial intelligence, digital assets, private company securities and other alternative investments; expanded offers and services; plans to offer client access to select cryptocurrencies; the acquisition and integration of Forge Global and its private markets capabilities; disciplined financial management; and long-term earnings expansion and stockholder returns.

Achievement of these expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of February 25, 2026. See "Forward-Looking Statements" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 24 in the Form 10-K for a discussion of important factors that may cause such differences.



Delivering Through Clients' Eyes
Innovation in a New Era

Rick Wurster, President and
Chief Executive Officer

At Schwab, we have innovated to put more money into our clients' pockets for more than 50 years. The question at the heart of our Through Clients' Eyes strategy has been and always will be: "Is this good for investors?" Whether we were lowering trading commissions, building out our leading research, expanding our suite of products and solutions, or adding expertise to our client experience, we have consistently delivered innovations that empower our clients to achieve better financial outcomes. This is why we have the privilege of being entrusted with our clients' hard-earned dollars and financial dreams. This is the foundation on which we delivered growth across all fronts for stockholders in 2025. This remains our compass for meeting clients' evolving needs as our industry enters a new era powered by four forces: the bull market for convenience, the rise of digital assets, the power of artificial intelligence, and the new expectations of the next generation.

Growth on all fronts: Delivering for clients and stockholders in 2025

Whether we are supporting an individual or a Registered Investment Advisor (RIA), we are here to help investors weather the inevitable ups and downs of market cycles so they can grow, manage, protect, and pass on their wealth. 2025 was no exception, and it was quite a year for investors, with positive returns in equities and bonds. In April, our clients experienced the sharpest market sell-off since the pandemic, which was followed by a quick recovery. At year-end, market valuations remained high and the economy remained strong. Through it all, we were there for RIAs of all sizes and retail clients of all ages, wealth levels, and time horizons.

High levels of enthusiasm throughout 2025 led to tremendous client engagement. We saw record activity on Schwab.com and Schwab Mobile, and trading volume was up 31% over 2024. Traders used our industry-leading thinkorswim® platforms to grow their wealth, engage in markets, take advantage of opportunities, and hedge their portfolios. Millions of investors consumed our educational resources and research insights. Our service professionals answered 30 million client calls, in an average of under 30 seconds. The environment sparked countless conversations about building and protecting wealth in every corner of Schwab.

We advanced our legacy of client-focused innovation, investing in capabilities that help clients grow and protect wealth while making it easier for them to conduct more of their financial life at Schwab. We hired hundreds more Financial Consultants and opened new branches in local communities across our country. We enhanced our industry-leading trading offer, hired more experts within Schwab Wealth Advisory™ and strengthened our alternative

investment capabilities. We continued to build out an ecosystem to support advisors. We entered into a definitive agreement to acquire Forge Global Holdings, Inc. that will round out our ability to give clients multiple ways to access alternative investments and help us democratize private investing in the same way we helped broaden access to public markets in the 1970s.

With that backdrop—and supported by our proven strategy, best-in-class scale, and disciplined financial management—we delivered strong results in 2025. Clients trusted Schwab with $519 billion in core net new assets (NNA), representing an organic growth rate of 5.1%. We are number one in the industry as measured by total client assets,[1] giving us the ability to scale our business and deepen relationships with existing clients at a magnitude that can't be easily replicated. In addition to growing NNA, investors of all ages, traders of all stripes, and RIAs of all sizes opened 4.7 million new brokerage accounts in 2025. Our existing clients continued to trust us with more of their financial lives, as we attracted record flows into our wealth solutions, and lending balances reached all-time highs.

Total net revenues for the year were a record $23.9 billion, up 22% over 2024. Pre-tax profit margin was 47.9% (50% on an adjusted basis[2]). Earnings per share reached a record $4.65 ($4.87 adjusted[2]), a 56% (50% adjusted[2]) increase over last year. We returned $11.8 billion in capital to our stockholders through share buybacks, redemption of preferred equity, and dividends. Our stock price grew from $74.01 at the start of 2025 to $99.91 at year-end, a total return of over 36%, counting dividends.



Whether we were lowering trading commissions, building out our leading research, expanding our suite of products and solutions, or adding expertise to our client experience, we have consistently delivered innovations that empower our clients to achieve better financial outcomes.

SCHW stock price at year-end for the past 20 years

$99.91







A new era: The forces redefining client expectations

Investors have more opportunities than ever to save, invest, and build wealth for their futures. At the same time, the industry is evolving. Four forces are rapidly reshaping investor expectations and transforming how our industry will serve clients in the future. Our Through Clients' Eyes strategy and the central question we've asked ourselves throughout our history—"Is this good for investors?"—will anchor how we evolve while staying true to our mission.

1

The bull market for convenience

The bar for ease and convenience continues to rise in all aspects of our lives. Instacart® brings groceries to our doorstep, DoorDash® solves for dinner on the nights we don't cook, and Amazon® delivers almost everything else. Investors want the same level of convenience in their financial lives. More seasoned investors juggle six to seven financial services relationships across banking, retirement, and brokerage accounts, on top of credit cards, insurance, taxes, and estate matters. One of the most impactful ways we deliver convenience is by helping those holding our 46 million client accounts conduct more of their financial lives in one place—at Schwab. Clients also expect to be delighted by the basics: Investors want their digital experiences to be easy, intuitive, and engaging. At the same time, when they are spooked by market swings or approaching life milestones, investors across generations want to talk with a person. While our clients embrace our easy and intuitive digital experiences, their engagement in 2025 makes it clear they want more than an app when their financial future is at stake.

The firms that help make their clients' financial lives easier will be the winners in this new era.

2

The power of artificial intelligence

Artificial intelligence (AI) is just starting to transform the way we work and serve clients across industries. At Schwab, AI is already powering efficiencies behind the scenes, creating opportunities for our employees to become more productive in their daily work and more responsive to our clients. AI will help us accelerate our mission and extend access to investing insights and guidance to more clients while deepening our relationships with those we already serve. AI will also change the competitive landscape.

The firms that harness AI's potential to serve more investors effectively while preserving the personal relationships at the heart of our business will be the industry leaders of the future.

3

The rise of digital assets

While modern cryptocurrencies have been around since 2009, the broader rise of digital assets captured the attention of investors and the media in 2025. The way digital assets will evolve, mature, and ultimately impact how the industry serves investors in the future remains largely unwritten. It is on our industry to meet evolving investor needs in a responsible and trustworthy way.

Schwab is ready to support our clients no matter how this plays out. We estimate that our clients already hold approximately a 20% share of the spot crypto exchange-traded product market.[3] We know that clients who have allocated a portion of their portfolios to spot cryptocurrencies at other firms have shared an eagerness to bring those assets to Schwab alongside their existing investments and our banking capabilities. We plan to launch spot crypto in 2026, starting with Bitcoin and Ethereum. We'll launch this offer the Schwab way—with the powerful combination of education, research, risk management, and service, all at great value.

If investor preferences shift to transacting more heavily on the blockchain, the firms that meet client needs while furthering the safety, security, and trust of the financial markets will be the ones that succeed.

4

The new expectations of the next generation

The behaviors of younger investors are diverging sharply from those of prior generations, presenting an incredible opportunity to earn their confidence and trust. Young investors are entering markets earlier and more actively than any generation before them. Industry research shows Gen Zers are 45% more likely to start investing by age 21 compared to Millennials.[4]

We see these trends playing out at Schwab, where, in 2025, the average age of new-to-firm retail clients was in the 30s. They're turning to us because we're meeting them in the channels where they are, and we have the platforms, tools, education, coaching, expertise, and service they need to help them succeed.

Most invest thoughtfully—approximately one third of the financial plans we created last year were for retail investors under 40. Yet the youngest generation of investors is also being inundated with the message that investing and gambling are the same thing. Those who are sending this message make the experience look and feel like a casino, emphasizing how fun it is to place bets on nearly anything, while almost never mentioning the significant risks involved. This doesn't create wealth over time—it destroys it. Statistics are clear: Fewer than 5% of online sports gamblers withdraw more money from their gambling apps than they deposit, and data show that in states where gambling has been legalized, there is an associated deterioration of credit scores and a rise in bankruptcies.

For those who understand the risks, responsible gambling can be a form of entertainment. But there is a bright line between placing a bet on a football game, or a player's performance in that game, and investing to achieve better outcomes over the long term.

To be clear, there are investors and traders who use speculative vehicles successfully as part of their overall investing and trading plans. We serve these individuals at Schwab every day, where we see sophisticated traders executing high-probability and defined-risk strategies. Importantly, these active traders understand their strategies work over time, though not every time—and their approach to trading aligns to their individual goals and risk tolerances.

As the line between investing and gambling became increasingly blurred throughout 2025 at some brokerages, there were times when there was a lot of pressure to bring prediction markets to our clients. While we may someday offer prediction markets focused on financial events, the demand simply isn't there today. Instead, more than 90% of prediction markets volume is in sports gambling. And gambling—even if someone tries to call it trading or investing—is in direct opposition to our mission. Over the long term, the gambler loses and their financial dreams evaporate.

As an industry, we have a responsibility to help all generations understand what investing is and what it is not. At Schwab, we'll continue to provide investors with the education, resources, and tools to help them accumulate wealth over the long term. We will double down on educating Americans about the tried-and-true power of investing, in part by



> **Our Through Clients' Eyes strategy and the central question we've asked ourselves throughout our history—"Is this good for investors?"—will anchor how we evolve while staying true to our mission.**






continuing to build momentum around National Investing Day, which we launched in May 2025.

The firms that help their clients succeed in achieving better financial outcomes, through market cycles, will be the ones who win the confidence and trust of future generations of investors.

Delivering for clients and stockholders in 2026 and beyond

Markets change. Investor expectations and preferences evolve. What remains consistent is our commitment to helping our clients in their financial lives.

Looking ahead, we are continuing to invest in our capabilities, technology, and client experience to meet evolving investor needs while delivering across four focus areas:

Growth:
With nearly $12 trillion in assets and more than 46 million client accounts, doing more for our clients is as important a source of growth as acquiring new clients. In 2026, we'll deepen relationships and continue to deliver capabilities that will help investors achieve better financial outcomes.

Scale and Efficiency:
We'll focus on making it easier for investors to do business with Schwab while investing in our efficiency.

The Brilliant Basics:
We'll strive to delight clients in every interaction they have at Schwab.

Our People:
We'll continue to foster our unique service-oriented culture while retaining and attracting the best team in the industry.

It is a privilege to work alongside 33,000 colleagues who bring their best to our clients each day with a simple goal: to help them achieve their financial dreams. We are here to help people get invested and stay invested, so they're empowered to pay off their college loans, buy their first house, afford the experiences that are meaningful to them, thrive in retirement, and leave a legacy for their families. This work makes a real difference in people's lives. It creates wealth over the long term and benefits individuals, families, communities, and society as a whole.

If we continue striving to delight our clients in every interaction, offer exceptional value with unmatched service, and remain innovative in helping investors achieve better outcomes, I am confident we will also continue delivering attractive financial returns for stockholders over time.

Thank you for being a stockholder. We will continue to work hard to earn your trust and reward your investment.

Warmly,

Rick Wurster
February 25, 2026

linkedin.com/in/rickwurster

---

[1]Ranking based on publicly traded peer data as of December 31, 2025.

[2]Further details on non-GAAP financial measures are included within our 10-K filed on February 25, 2026. Adjusted pre-tax profit margin is calculated as adjusted income before taxes on income divided by total net revenues.

[3]Source: Schwab data and Morningstar. Schwab client market share in select exchange-traded products with exposure to Bitcoin and Ethereum as of December 31, 2025.

[4]Oliver Wyman, "A-Gen-Z Report," 2023.

Growth delivered on all fronts

Net Revenue
$23.9B
+22% from 2024

Earnings Per Share, GAAP
$4.65
+56% from 2024

Earnings Per Share, Adjusted[1]
$4.87
+50% from 2024

New Brokerage Accounts
4.7M
+13% from 2024

Core NNA
$519.4B
+42% from 2024

Daily Average Trades
7.7M
+31% from 2024

Bank Loans, EOP
$58B
+28% from 2024

Managed Investing Net Flows
$68B
+36% from 2024



> Schwab delivered growth across all fronts in 2025—including record financial results—as our Through Clients' Eyes strategy helps keep us positioned for long-term earnings expansion.
>
> Mike Verdeschi, Chief Financial Officer



[1]Further details on non-GAAP financial measures are included within our 10-K filed on February 25, 2026.
EOP = End of period.







2025 IN ACTION

Innovation, access, and momentum

New offers, smarter service, and targeted acquisitions and investments to meet more client needs.

Service & Experience

Branch Expansion
Expanding our branch network with more than 40 new locations nationwide—bringing in-person guidance even closer to the clients and communities we serve.

Financial Consultant & Wealth Advisor Coverage
Expanding our capacity with more than 400 new Financial Consultant and Wealth Advisor roles to deliver one-to-one advice where clients need us most.

Pledged Asset Line® Digitalization
Modernizing the Pledged Asset Line experience with a streamlined digital workflow—delivering a faster, simpler path from application to funding.[1]

Schwab Knowledge Assistant
Introducing an AI tool that delivers quick answers to our service professionals, helping them serve clients more efficiently.

Service AI Assistant
Enhancing every service call with in-moment AI support—helping representatives respond faster, stay consistent, and elevate the client experience.

Products & Solutions

Alternative Investments Select
Offering a curated shelf of third-party alternative funds—expanding access to private equity, hedge funds, private credit, and private real estate.[2]

Schwab Wealth Advisor Discretionary Portfolios
Delivering a discretionary, professionally managed investment solution—built for Schwab Wealth Advisory™ clients and managed by Schwab Asset Management® designed to align with each client's goals.[3]

24x5 Trading Expansion
Expanding market access with 24x5 trading on thinkorswim®—enabling around-the-clock opportunities across major indices and hundreds of ETFs.[4]

Schwab Advisor ProDirect™
Supporting advisor growth with a streamlined program that empowers firms looking to scale efficiently and strengthen enterprise value.[5]

Long/Short Strategies
Introducing a modern long/short approach—unlocking new potential for Generation Alpha and tax efficiency.

Institutional No Transaction Fee Offer Expansion
Expanding choice with a nearly doubled lineup—now offering approximately 2,000 funds across 58 asset managers.[6]

Acquisitions & Partnerships[7]

Mergers & Acquisitions

Forge Global
Expanding access to private markets with the acquisition of Forge Global—bringing clients a premier private-company trading marketplace and deeper transparency into pre-IPO investing.[8]

Investments

Wealth.com
Enhancing both trust and estate capabilities with a strategic investment in Wealth.com—giving advisors and clients modern, AI-powered tools to simplify and strengthen estate planning.[9]

Qapita
Advancing private-company equity solutions through an investment in Qapita—supporting digital cap table and equity-management tools for private issuers moving toward public markets.

AI = Artificial Intelligence

See page 15 for important disclosures.

2025 Honors

Earned by putting clients at the center of every decision.



**2025 Most Trusted
Financial Companies**
Investor's Business Daily



**2025 World's Most
Admired Companies**
Fortune



**2025 World's
Best Banks**
Forbes



**2025 #1 Overall
Broker award**
Stockbrokers.com



**Highest in Customer Satisfaction
for Direct Bank Checking &
Savings Accounts**
J.D. Power



**2025 Best Online Broker
and Trading Platform**
Kiplinger



**2025 America's Most
Innovative Companies**
Fortune



**2025 Best
Investing Platform**
U.S. News and
World Report

The IBD Most Trusted Financial Companies accolade/recognition was published online by IBD on September 12, 2025, and is licensed for a 15-month timeframe. The criteria, evaluation, and ranking were determined by Investor's Business Daily in conjunction with its research partner, TechnoMetrica Market Intelligence, and were based on consumer surveys conducted May-July 2025. (https://www.investors.com/news/financial-companies-most-trusted-top-30-list-2025/) Schwab paid a licensing fee to York Graphic Services, LLC. for use of the award and logos through December 12, 2026.

Forbes World's Best Banks 2025 was given on April 9, 2025, and expires on May 8, 2026. The criteria, evaluation, and ranking were determined by Forbes, partnered with Statista. Visit Forbes 2025 World's Best Banks (https://www.forbes.com/lists/worlds-best-banks/) for more information. Schwab paid a licensing fee to Forbes for use of the award and logos.

StockBrokers.com Annual Awards 2025 was given on January 28, 2025. The criteria, evaluation, and ranking were determined by StockBrokers.com. Companies were assessed in StockBrokers.com's 7 Primary Categories: Range of Investments, Platforms & Tools, Research, Mobile Trading, Education, Ease of Use, and Overall. See 2025 Annual Awards page for more information.

Charles Schwab received the highest score in the checking and savings segment of the J.D. Power 2025 U.S. Direct Banking Satisfaction Study, which measures overall satisfaction with direct branchless banks. Visit jdpower.com/awards for more details. The J.D. Power 2025 U.S. Direct Banking Satisfaction Study is independently conducted, and the participating firms do not pay to participate. Use of study results in promotional materials is subject to a license fee.

The Kiplinger Best Online Brokers and Trading Platforms for 2025 survey was published by Kiplinger on September 9, 2025, and is for a 12-month timeframe. The criteria, evaluation, and ranking were determined Kiplinger. For methodology, visit https://www.kiplinger.com/investing/wealth-management/online-brokers/605136/the-best-online-brokers-and-trading-platforms. Schwab paid a licensing fee to Adcetera, for the use of the accolade and corresponding logos through October 15, 2026.

Fortune America's Most Innovative Companies 2025 was given on March 26, 2025, and expires on May 8, 2026. The criteria, evaluation, and ranking were determined by Fortune, partnered with Statista. Visit Fortune's 2025 Most Innovative Companies (https://fortune.com/ranking/americas-most-innovative-companies/) for more information. Schwab paid a licensing fee to Fortune for use of the award and logos.

U.S. News & World Report's Best Investing Platforms award was given on April 23, 2025. The criteria, evaluation, and ranking were determined by U.S. News & World Report. See U.S. News 2025 Best Investing Platform Methodology (https://money.usnews.com/investing/best-brokers/methodology) for more information. Schwab paid a licensing fee to U.S. News & World Report for use of the award and logos.

Schwab is ranked as a top place to work in many of the places we call home.

In 2025, employees across the country again recognized Schwab as a top workplace in the communities where we have a strong presence. These honors highlight the unique attributes of our company culture that shape the employee experience and fuel meaningful work for our clients every day.

★ **Central Florida**
(2019–2025)

★ **Charlotte, NC**
(2016–2023, 2025)

★ **Chicago, IL**
(2013–2025)

★ **Dallas–Fort Worth, TX**
(2017–2025)

★ **New Jersey**
(2023–2025)

★ **Northeast Ohio**
(2013–2018, 2020–2025)

★ **San Antonio, TX**
(2023–2025)

★ **San Diego County, CA**
(2022–2025)

★ **San Francisco Bay Area, CA** (2013–2025)

★ **St. Louis, MO**
(2022–2025)



Trust
We build an inclusive environment where trust is everything and everyone can make an impact.



Empowerment
Leaders champion growth and empower our employees to learn, explore, and build a diversified career.

Innovation
Our people challenge the status quo and lead with a real passion for client-centric innovation.



Teamwork
We succeed together as one team guided by respect and care for all.





GALLUP EXCEPTIONAL WORKPLACE AWARD
2025 STRENGTHS WINNER



Military-friendly workplace
For the 14th consecutive year, Schwab was recognized as one of the Best of the Best Top Veteran-Friendly Companies by *U.S. Veterans Magazine*.

Invested in our communities

Our giving mission is to empower people of all backgrounds to achieve brighter futures by advancing financial literacy and fostering stronger communities.





Advancing Financial Literacy

Financial health is a lifelong journey, and our work starts with financial education for young kids and continues into early adulthood, supporting the next generation on their journey to become moneywise.

Fostering Strong Communities

Our giving activities support a wide range of charitable organizations and community service programs that help our employees give to causes that matter to them.

Giving back in 2025

3.9M
people have benefited from financial education and other community grants provided by Charles Schwab Foundation

157,000
employee hours volunteered in support of our communities

12,800
employees volunteered to give back to their communities

3,700+
unique nonprofits served through direct grants, volunteerism, and matching gifts

$16.7M
granted by Charles Schwab Foundation, including $2.9 million for employee matching gifts



One of America's 50 Most Community-Minded Companies

Since 2017, we've been recognized by Points of Light as one of the country's most community-minded companies.

Disciplined financial performance in a transforming market

(In Millions, Except Per Share Amounts and As Noted)	GROWTH RATE 1-YEAR 2025–2024	2025	2024	2023
Net revenues	22%	$ 23,921	$ 19,606	$ 18,837
Expenses excluding interest	5%	$ 12,462	$ 11,914	$ 12,459
Net income available to common stockholders	54%	$ 8,417	$ 5,478	$ 4,649
Basic earnings per common share	56%	$ 4.67	$ 3.00	$ 2.55
Diluted earnings per common share	56%	$ 4.65	$ 2.99	$ 2.54
Dividends declared per common share	8%	$ 1.08	$ 1.00	$ 1.00
Weighted-average common shares outstanding—diluted	(1%)	1,809	1,834	1,831
Closing market price per share (at year-end)	35%	$ 99.91	$ 74.01	$ 68.80
Book value per common share (at year-end)	13%	$ 24.27	$ 21.40	$ 17.42
Net revenue growth		22%	4%	(9%)
Pre-tax profit margin		47.9%	39.2%	33.9%
Return on average common stockholders' equity		21%	15%	16%
Full-time equivalent employees (at year-end, in thousands)	3%	33.0	32.1	33.0

Expanding access, compounding impact

GROWTH IN CLIENT ASSETS AND ACCOUNTS

Broader product choice and digital experiences helped grow client assets to $11.90T, with ETFs at $3.02T and mutual fund assets at $3.03T.

	GROWTH RATES						
	COMPOUNDED 4-YEAR	ANNUAL 1-YEAR					
(In Billions at Year-End, Except As Noted)	**2021–25**	**2024–25**	**2025**	2024	2023	2022	2021
Assets in client accounts							
Schwab One®, certain cash equivalents and bank deposits	**(10%)**	**6%**	**$ 379.5**	$ 358.8	$ 368.3	$ 459.4	$ 566.1
Bank deposit account balances	**(17%)**	**(13%)**	**76.2**	87.5	97.4	126.6	158.5
Proprietary mutual funds (Schwab Funds® and Laudus Funds®) and collective trust funds (CTFs)							
Money market funds	**48%**	**16%**	**693.8**	596.5	476.4	278.9	146.5
Equity and bond funds and CTFs[1]	**11%**	**19%**	**277.4**	232.2	186.7	153.6	183.1
Total proprietary mutual funds and CTFs	**31%**	**17%**	**971.2**	828.7	663.1	432.5	329.6
Mutual Fund Marketplace®[2]							
Mutual Fund OneSource® and other non-transaction fee funds	**18%**	**31%**	**454.2**	347.8	306.2	235.7	234.9
Mutual fund clearing services	**7%**	**17%**	**327.7**	280.7	233.4	191.1	254.2
Other third-party mutual funds	**(4%)**	**5%**	**1,274.3**	1,211.1	1,126.5	1,077.1	1,497.7
Total Mutual Fund Marketplace	**1%**	**12%**	**2,056.2**	1,839.6	1,666.1	1,503.9	1,986.8
Total mutual fund assets	**7%**	**13%**	**3,027.4**	2,668.3	2,329.2	1,936.4	2,316.4
Exchange-traded funds (ETFs)							
Proprietary ETFs[1]	**16%**	**25%**	**495.3**	395.0	319.4	259.3	271.8
Other third-party ETFs	**18%**	**30%**	**2,527.5**	1,940.6	1,521.7	1,208.4	1,296.4
Total ETF assets	**18%**	**29%**	**3,022.8**	2,335.6	1,841.1	1,467.7	1,568.2
Equity and other securities	**10%**	**19%**	**4,722.6**	3,972.6	3,163.5	2,529.4	3,259.8
Fixed income securities	**22%**	**3%**	**786.8**	762.3	779.7	593.4	356.4
Margin loans outstanding	**6%**	**34%**	**(112.3)**	(83.8)	(62.6)	(63.1)	(87.4)
Total client assets	**10%**	**18%**	**$ 11,903.0**	$ 10,101.3	$ 8,516.6	$ 7,049.8	$ 8,138.0
Client assets by business							
Investor Services	**10%**	**17%**	**$ 6,707.5**	$ 5,721.6	$ 4,759.2	$ 3,876.4	$ 4,632.8
Advisor Services	**10%**	**19%**	**5,195.5**	4,379.7	3,757.4	3,173.4	3,505.2
Total client assets	**10%**	**18%**	**$ 11,903.0**	$ 10,101.3	$ 8,516.6	$ 7,049.8	$ 8,138.0
Net growth in assets in client accounts (for the year ended)							
Net new assets by business							
Investor Services[3]	**-**	**33%**	**$ 213.8**	$ 161.1	$ 181.3	$ 192.9	$ 216.9
Advisor Services[4]	**(1%)**	**42%**	**284.8**	200.5	155.9	214.0	299.3
Total net new assets	**(1%)**	**38%**	**$ 498.6**	$ 361.6	$ 337.2	$ 406.9	$ 516.2
Net market gains (losses)			**1,303.1**	1,223.1	1,129.6	(1,495.1)	930.1
Net growth (decline)			**$ 1,801.7**	$ 1,584.7	$ 1,466.8	$ (1,088.2)	$ 1,446.3
New brokerage accounts (in thousands, for the year ended)	**(10%)**	**13%**	**4,692**	4,170	3,806	4,044	7,306
Client accounts (in thousands)							
Active Brokerage Accounts	**4%**	**6%**	**38,506**	36,456	34,838	33,758	33,165
Banking Accounts	**8%**	**11%**	**2,214**	1,998	1,838	1,716	1,614
Workplace Plan Participant Accounts	**6%**	**6%**	**5,740**	5,399	5,221	4,807	4,519

(1) Includes balances held on and off the Schwab platform. As of December 31, 2025, off-platform equity and bond funds, CTFs, and ETFs were $42.6 billion, $5.0 billion, and $178.2 billion, respectively.

(2) Excludes all proprietary mutual funds and ETFs.

(3) 2025 includes net outflows of $20.8 billion from off-platform Schwab Bank Retail Certificates of Deposit (CDs). 2024 includes net outflows of $14.6 billion from off-platform Schwab Bank Retail CDs, an inflow of $10.3 billion from a mutual fund clearing services client, and outflows of $0.7 billion from a large international relationship. 2023 includes net inflows of $32.5 billion from off-platform Schwab Bank Retail CDs, an inflow of $12.0 billion from a mutual fund clearing services client, and outflows of $5.8 billion from a large international relationship. 2022 includes an outflow of $20.8 billion from a mutual fund clearing services client. 2021 includes outflows of $42.0 billion from certain mutual fund clearing services clients.

(4) 2024 includes an outflow of $0.3 billion from a large international relationship. 2023 includes outflows of $7.2 billion from a large international relationship.

Executive Management Team

Charles R. Schwab
Co-Chairman of the Board

Walter W. Bettinger II
Co-Chairman of the Board

Richard A. Wurster
President and
Chief Executive Officer

Omar Aguilar
Chief Executive Officer and
Chief Investment Officer of
Schwab Asset Management®

Jonathan S. Beatty
Managing Director and Head of
Advisor Services

Jonathan M. Craig
Managing Director and
Head of Investor Services

Andrew D'Anna
Managing Director and Head of
Schwab Investment Platforms,
Solutions, and Strategy

Stacy Hammond
Managing Director and
Chief Marketing Officer

Neesha Hathi
Managing Director and Head
of Wealth and Advice Solutions

Tim Heier
Managing Director and
Chief Technology Officer

Dennis W. Howard
Managing Director, Chief
Technology, Operations and
Data Officer

Lisa Kidd Hunt
Managing Director and
Head of International Services

Shannon Jurecka
Managing Director and Chief
Administrative Officer

James Kostulias
Managing Director and
Head of Trading Services

Mitch Mantua
Managing Director and
General Auditor

Peter J. Morgan III
Managing Director,
General Counsel, and
Corporate Secretary

Nigel J. Murtagh
Managing Director and
Chief Risk Officer

Jeff Starr
Managing Director and Head of
Operational Services

Adele Taylor
Managing Director and Head of
Workplace Services

Michael D. Verdeschi
Managing Director and
Chief Financial Officer

Paul V. Woolway
Managing Director and
Chief Banking Officer

Christopher Wyse
Managing Director and
Chief Corporate Affairs Officer

2025 in Action Disclosures

[1]Charles Schwab & Co., Inc., and Charles Schwab Bank, SSB are separate but affiliated companies and subsidiaries of The Charles Schwab Corporation. Deposit and lending products are offered by Charles Schwab Bank, SSB, Member FDIC and an Equal Housing Lender.

[2]To be eligible for Alternative Investments, certain qualifications must be met including having at least $5M in household assets held at Schwab and having been a Schwab client for at least 30 days.

Investing in alternative investments is speculative, not suitable for all clients, and generally intended for experienced and sophisticated investors who are willing and able to bear the high economic risks of the investment. Investors should obtain and carefully read the related prospectus or offering memorandum, which will contain the information needed to help evaluate the potential investment and provide important disclosures regarding risks, fees and expenses.

Alternative investments, including hedge funds and funds that invest in alternative investments, often employ leveraging and other speculative practices that increase an investor's risk of loss to include complete loss of investment, often charge high fees, and can be highly illiquid and volatile. Alternative investments may lack diversification, involve complex tax structures and have delays in reporting important tax information. Alternative investments that are closed end funds registered under 1933 or 1940 act would be subject to the same regulatory requirements as mutual funds. Other registered and unregistered funds are not subject to the same regulatory requirements as mutual funds.

[3]Portfolio Management for Schwab Wealth Portfolios is provided by Charles Schwab Investment Management, Inc., dba Schwab Asset Management®, a registered investment adviser and an affiliate of Charles Schwab & Co., Inc. ("Schwab"). Schwab Asset Management and Schwab are separate entities and subsidiaries of The Charles Schwab Corporation.

[4]Investing involves risk, including loss of principal.

Extended-Hours Trading Information

- Extended-Hours Trading may not be suitable for all investors and poses certain risks. These risks include, but are not limited to, lower liquidity, higher volatility, price changes between regular and Extended-Hours market sessions, unlinked markets, news announcements, and wider spreads. To learn more call 1-800-435-4000.
- Due to limited liquidity in Extended-Hours Trading sessions, there are no assurances that an investor's stock order will be executed.
- Extended-Hours Trading will not take place on official Exchange holidays or when Exchanges close early. Schwab reserves the right to change or modify hours of operation for Extended-Hours Trading at any time. A Schwab Extended-Hours Trading session, or any security traded therein, may be temporarily or permanently suspended at our discretion.
- Please note that the commissions for trades executed in multiple sessions (i.e., pre-market, regular or after hours) are not aggregated. Extended-Hours trades will normally settle one business day from the date the order is executed, just like orders placed during regular market hours. Orders placed after 8:05 p.m. ET are eligible for execution once the next Pre-market session opens at 7:00 a.m. ET.

[5]Schwab Advisor ProDirect™ is a fee-based membership program, and members are subject to the terms and conditions of the Schwab Advisor ProDirect™ Member Agreement.

[6]Charles Schwab & Co., Inc. (member SIPC) receives remuneration from fund companies participating in the institutional no transaction fee (INTF) platform for recordkeeping and shareholder services, and other administrative services. Schwab receives greater remuneration on institutional share classes that participate in INTF than institutional share classes that are available with a transaction fee. Institutional NTF funds may be available on the retail platform with a transaction fee.

[7]Some of the statements in this document may be forward looking and contain certain risks and uncertainties.

[8]**This is not an offer of, or a solicitation to subscribe to or purchase, securities.**

Only investors who qualify as accredited investors, qualified clients, or qualified purchasers are eligible to invest in private company securities. Private company securities are speculative and illiquid involving substantial risk of loss and are appropriate only for those investors who can tolerate a high degree of risk.

Private markets (e.g., private company securities) are highly illiquid and there is no guarantee that a market will develop for such securities.

[9]This Estate Planning Visualization Service (the "Service") is educational and does not include accounting or tax preparation or legal or tax advice, including, but not limited to, interpretations of tax law, or applications or characterizations of tax law or tax law concepts with respect to Your specific circumstances or the specific circumstances of Your trust or estate plan (collectively, "Legal or Tax Advice"). Neither Schwab nor any of its affiliates provides Legal or Tax Advice in connection with the Service, including, but not limited to, situations in which a Schwab affiliate may act as trustee with respect to a trust submitted to the Service. Wealth.com is not a law firm and does not warrant or represent that this report accurately reflects the matters presented and discussed. You, and not Schwab, are solely responsible for obtaining any relevant legal, accounting, or tax preparation services, and You agree to consult Your own attorney or tax advisor about the topics addressed through the Service.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 1-9700

THE CHARLES SCHWAB CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-3025021**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000 Schwab Way, Westlake, TX 76262
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (817) 859-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock – $.01 par value per share	SCHW	New York Stock Exchange
Depositary Shares, each representing a 1/40th ownership interest in a share of 5.95% Non-Cumulative Preferred Stock, Series D	SCHW PrD	New York Stock Exchange
Depositary Shares, each representing a 1/40th ownership interest in a share of 4.450% Non-Cumulative Preferred Stock, Series J	SCHW PrJ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the voting stock held by non-affiliates of the registrant was $156.3 billion. For purposes of this information, the outstanding shares of Common Stock owned by directors and executive officers of the registrant were deemed to be shares of the voting stock held by affiliates.

1,752,210,425 shares of $.01 par value Common Stock outstanding as of January 30, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates certain information contained in the registrant's definitive proxy statement for its annual meeting of stockholders, to be held May 21, 2026, by reference to that document.

THE CHARLES SCHWAB CORPORATION

Annual Report On Form 10-K
For Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

PART I

Item 1.   Business

General Corporate Overview

The Charles Schwab Corporation (CSC) is a savings and loan holding company. CSC engages, through its subsidiaries (collectively referred to as Schwab or the Company), in wealth management, securities brokerage, banking, asset management, custody, and financial advisory services. At December 31, 2025, Schwab had $11.90 trillion in client assets, 38.5 million active brokerage accounts, 5.7 million workplace plan participant accounts, and 2.2 million banking accounts.

Principal business subsidiaries of CSC include the following:

- Charles Schwab & Co., Inc. (CS&Co), incorporated in 1971, a securities broker-dealer;
- Charles Schwab Bank, SSB (CSB), our principal banking entity; and
- Charles Schwab Investment Management, Inc. (CSIM), the investment advisor for Schwab's proprietary mutual funds (Schwab Funds®) and for Schwab's exchange-traded funds (Schwab ETFs).

Unless otherwise indicated, the terms "Schwab," "the Company," "we," "us," or "our" mean CSC together with its consolidated subsidiaries.

Schwab provides financial services to individuals and institutional clients through two segments – Investor Services and Advisor Services. The Investor Services segment provides retail brokerage, investment advisory, and banking and trust services to individual investors, and retirement plan and business services, as well as other corporate brokerage services, to businesses and their employees. The Advisor Services segment provides custodial, trading, banking and trust, and support services to independent registered investment advisors (RIAs), independent retirement advisors, and recordkeepers. These services are further described in the segment discussion below.

Business Strategy and Competitive Environment

Schwab was founded on the belief that all Americans deserve access to a better investing experience. Although much has changed in the intervening years, our purpose remains clear – to champion every client's goals with passion and integrity. Guided by this purpose and our vision of creating the most trusted leader in investment services, management has adopted a strategy described as "Through Clients' Eyes."

This strategy emphasizes placing clients' perspectives, needs, and desires at the forefront. Because investing plays a fundamental role in building financial security, we strive to deliver a better investing experience for our clients – individual investors and the people and institutions who serve them – by disrupting longstanding industry practices on their behalf and providing superior service. We also aim to offer a broad range of products and solutions to meet client needs with a focus on transparency, value, and trust. In addition, management works to couple Schwab's scale and resources with ongoing expense discipline to keep costs low and ensure that products and solutions are affordable as well as responsive to client needs. In combination, these are the key elements of our "no trade-offs" approach to serving investors. We believe that following this strategy is the best way to maximize our market valuation and stockholder returns over time.

Management estimates that investable wealth in the United States (U.S.) (consisting of assets in defined contribution, retail wealth management and brokerage, and registered investment advisor channels, along with bank deposits) currently exceeds $80 trillion, which means the Company's $11.90 trillion in client assets leaves substantial opportunity for growth. Our strategy is based on the principle that developing trusted relationships will translate into more assets from both new and existing clients, ultimately driving more revenue, and along with expense discipline and thoughtful capital management, will generate earnings growth and build long-term stockholder value.

Within Investor Services, our competition in serving individual investors spans brokerage, wealth management, and asset management firms, as well as banks, trust companies, financial technology (fintech) companies, and retirement service providers. In the Advisor Services arena, we compete with institutional custodians, wirehouses, regional and independent broker-dealers, fintech custodians, banks, and trust companies.

Across both segments, our key competitive advantages are:

- Scale and Size of the Business – As one of the largest investment services firms in the U.S., we are able to spread operating costs and amortize new investments over a large base of clients, and harness the resources to evolve capabilities to meet client needs.
- Operating Efficiency – Coupled with scale, our operating efficiency and sharing of infrastructure across different businesses creates a cost advantage that enables us to competitively price products and services while profitably serving clients of various sizes across multiple channels.
- Operating Structure – Providing bank, wealth, and asset management services to broker-dealer clients helps serve a wider array of needs, thereby deepening relationships, enhancing the stability of client assets, and enabling diversified revenue streams.
- Brand and Corporate Reputation – In an industry dependent on trust, Schwab's reputation and brand across multiple constituents enable us to attract clients and employees while credibly introducing new products to the market.
- Service Culture – Delivering a great client experience earns the trust and loyalty of clients and increases the likelihood that those clients will refer others.
- Willingness to Disrupt – Management's willingness to challenge the status quo, including our own business practices, to benefit clients fosters innovation and continuous improvement, which helps to attract more clients and assets.

Business Acquisition

Forge Global Holdings, Inc.

On November 6, 2025, Schwab announced that it had entered into a definitive agreement to acquire Forge Global Holdings, Inc. (Forge), operator of a leading private market platform and trading marketplace, in a transaction valued at approximately $660 million. The Company anticipates that incorporating Forge's private company investment capabilities will enhance Schwab's ability to meet the evolving needs of investors across our growing client base. The transaction was approved by Forge's stockholders in January 2026, and is expected to close in March 2026, subject to customary closing conditions, including regulatory approvals.

Products and Services

Schwab offers a broad range of products and services through intuitive end-to-end solutions, including robust digital capabilities, to address our clients' varying investment and financial needs. Examples of these offerings include the following:

- Brokerage – an array of full-feature brokerage accounts with equity and fixed income trading, margin lending, options trading, futures and forex trading, and cash management capabilities including money market funds and certificates of deposit (CDs);
- Mutual funds – third-party mutual funds through the Mutual Fund Marketplace®, including no-transaction-fee (NTF) mutual funds through the Mutual Fund OneSource® and Institutional No-Transaction-Fee services, as well as mutual fund trading and clearing services to broker-dealers;
- Exchange-traded funds (ETFs) – an extensive offering of ETFs, including both proprietary and third-party ETFs;
- Managed investing solutions – managed portfolios of both proprietary and third-party mutual funds and ETFs, separately managed accounts, customized personal advice for tailored portfolios, specialized planning, and portfolio management;
- Alternative investments – access to a variety of third-party alternative investments, such as private equity and real estate on Schwab's alternative investment platforms, including Schwab Alternative Investment OneSource® and Alternative Investment Select;
- Digital assets – cryptocurrency exchange-trade products (ETPs), options on select cryptocurrency ETPs, cryptocurrency futures, with expanded access to select cryptocurrencies expected to be offered to clients beginning in 2026;
- Banking – checking and savings accounts, first lien residential real estate mortgage loans (First Mortgages), home equity lines of credit (HELOCs), and pledged asset lines (PALs); and
- Trust – trust custody services, personal trust reporting services, and administrative trustee services.

These investing products and services are made available through two business segments – Investor Services and Advisor Services. Schwab's major sources of revenues are generated by both of the reportable segments, based on their respective levels of client assets and activity. Revenue is attributable to a reportable segment based on which segment has the primary responsibility for serving the client. The accounting policies of the reportable segments are the same as those described in Part II – Item 8 – Note 2.

THE CHARLES SCHWAB CORPORATION

Investor Services

Charles Schwab initially founded the Company nearly 55 years ago to provide individual investors with access to the financial markets at a highly competitive cost. The Company has expanded offerings over time in response to client needs, aiming to provide a compelling and often disruptive solution in the marketplace. The Investor Services segment includes the following business units: Retail Investor; Workplace Services (formerly Workplace Financial Services), which includes Retirement Plan Services, Retirement Business Services, Stock Plan Services, and Designated Brokerage Services; Mutual Fund Clearing Services; and Off-Platform Sales.

Through the Retail Investor business unit, Schwab serves a broad spectrum of individual investors, ranging from those just beginning their investing journey to clients with substantial and complex wealth management needs. We support newer investors with accessible products such as Schwab Stock Slices® and the Schwab Starter Kit®, alongside a comprehensive set of trading capabilities, advisory solutions, and educational resources. Our multichannel service model delivers award-winning, 24/7 support via online, mobile, telephone, and branch channels, ensuring clients receive consistent service regardless of asset level or preferred method of engagement.

Schwab offers several relationship models designed to meet differing levels of financial complexity, engagement, and service preference. Financial Consultants, Active Trader Financial Consultants, and Wealth Consultants provide guidance, relationship management, and specialized support across areas such as financial planning, managed investing, trading, trust services, equity compensation, and lending. For clients with more substantial needs, Schwab Private Client Services™ (for clients with $1 million to $10 million in qualifying assets) and Schwab Private Wealth Services™ (for clients with more than $10 million) provide enhanced, relationship-based experiences including dedicated service teams, specialized expertise, expedited processing, pricing advantages, and access to exclusive product offerings.

Schwab offers a comprehensive suite of advisory solutions, including both discretionary and non-discretionary services, with minimum investments starting at $5,000. Our flagship program, Schwab Wealth Advisory™, provides a dedicated Wealth Advisor supported by a team of professionals offering financial planning, specialized support, and customized portfolio management. We also provide referrals to independent registered investment advisors through the Schwab Advisor Network® and offer a broad selection of proprietary, and third-party managed solutions to meet diverse client needs.

For self-directed clients, Schwab provides robust digital and software based trading platforms, real-time market data, research tools, and multichannel support. Eligible clients can trade equities, mutual funds, ETFs, fixed income, options, futures, and forex. Schwab Trading Powered by Ameritrade® offers access to the thinkorswim® suite, along with specialized education and 24/7 support. Schwab also offers international investing capabilities, including access to U.S. markets for non U.S. clients, multicurrency trading for U.S.-based investors, and trading in foreign securities.

Educational resources include articles, videos, podcasts, interactive courses, live events, and tools such as Schwab Equity Ratings®. We also provide in-depth market analysis through the Schwab Network and publish the Schwab Trading Activity Index™, which offers insights into retail trading behavior and sentiment.

Together, these solutions provide a single, integrated platform that enables clients to engage with Schwab in a way that best aligns with their investing style, financial goals, and preferences.

Workplace Services includes Retirement Plan Services, Retirement Business Services, Stock Plan Services, and Designated Brokerage Services. Retirement Plan Services offers a range of bundled retirement plan product types that provides retirement plan sponsors with extensive investment options, trustee or custodial services, and plan participant-level recordkeeping. Retirement plan design features, which increase plan efficiency and achieve plan sponsor goals, are also offered, including automatic enrollment, automatic fund mapping at conversion, and automatic contribution increases. In addition to an open architecture investment platform, we offer a managed investing service to help plan participants work toward their retirement goals. Individuals investing for retirement through 401(k) plans can take advantage of bundled offerings of multiple investment choices, education, third-party advice, and an integrated brokerage window.

Retirement Business Services provides trust, custody, and software services to independent retirement plan advisors and independent recordkeepers. Retirement Business Services also offers the Schwab Personal Choice Retirement Account®, a self-directed brokerage offering for retirement plans. The Company and independent retirement plan providers work together to serve plan sponsors, combining the consulting and administrative expertise of the administrator with our investment, technology, brokerage, trust, and custodial services.

For employers looking to offer equity compensation, Stock Plan Services offers stock plan administrators full-service recordkeeping for stock plans, stock options, restricted stock, performance shares, stock appreciation rights, and a full range of participant support services that includes education and investing services to individual equity plan participants. Specialized services for executive transactions and reporting, corporate actions, grant acceptance tracking, and other services are offered to stock plan administrators to meet the needs of administering the reporting and compliance aspects of an equity compensation plan. Introduced in late 2025, Schwab Private Issuer Equity Services provides a complete equity management solution designed to support private companies in the late stages prior to an initial public offering.

Designated Brokerage Services supports employers' needs for employee brokerage account surveillance (trading and reporting) through a consultative and best practices approach. Comprehensive single-custodian solutions combine technology with experienced service team members to help compliance professionals manage risk. Single-custodian solutions deliver Schwab account trading data through a direct outbound feed to regulated companies' proprietary compliance solutions or to third-party compliance monitoring systems.

Lastly, we also offer Mutual Fund Clearing Services and Off-Platform Sales. Mutual Fund Clearing Services provides open-end mutual fund trading, settlement, and related transactional services to banks, brokerage firms, and trust companies. Off-Platform Sales offers proprietary mutual funds, ETFs, and collective trust funds (CTFs) outside the Company and not on the Schwab platform. They are included within the Investor Services segment given their leveraging of the products and services offered to individual investors.

Advisor Services

More than thirty years ago, Schwab supported a small group of entrepreneurial advisors who challenged the industry by creating independent firms. Through the Advisor Services segment, Schwab has become one of the largest providers of custodial, trading, banking, and support services to RIAs and their clients. Management believes that we can maintain our competitive position primarily through the efforts of our sales, support, technology, and business consulting teams, which are dedicated to helping RIAs grow, compete, and succeed in serving their clients. In addition to focusing on superior service, we utilize technology to provide RIAs with a highly-developed, scalable platform for administering their clients' assets easily and efficiently. Advisor Services sponsors and hosts a variety of national, regional, local, and virtual events designed to help RIAs of all sizes and complexities identify and implement better ways to expand and efficiently manage their practices.

RIAs who custody client accounts at Schwab may use proprietary software that provides them with up-to-date client account information as well as trading capabilities. The Advisor Services website is the core platform for RIAs to conduct daily business activities online with Schwab, including viewing and managing client account information and accessing news and market information. The website provides account servicing capabilities for RIAs, including account opening, money movement, transfer of assets, trading, checking status, and communicating with our service team. The site provides multiyear archiving of statements, trade confirms, and tax reports, along with document search capabilities. We also provide access to integrations with third-party platforms, which support a variety of advisor needs including client relationship management, portfolio management systems, trade order management, and financial planning. As an example, we offer Schwab Advisor Portfolio Connect®, a simplified portfolio management solution that is available free of charge to advisors to manage Schwab accounts. It delivers core capabilities and features through an intuitive modern experience, without the need to download and reconcile data. In addition, our thinkpipes® trading platform delivers real-time charting and efficient trading and allocation, while iRebal® provides customizable portfolio rebalancing.

Advisor Services also offers a variety of services and resources to help RIAs grow and manage their practices, including business, technology, and operations consulting on a range of topics critical to an RIA's success, as well as an annual RIA benchmarking study to help firms understand key business metrics relative to peers. We also offer an array of services to help advisors establish their own independent practices through a robust prospect consulting offer. To support them throughout their transition, we offer access to business start-up and transition consultants, technology engineers, and dedicated service teams. In 2025 we launched Schwab Advisor ProDirect™, a membership-based program designed to help independent RIA firms accelerate sustainable growth through structured guidance, peer learning, and operational best practices.

Schwab provides extensive educational materials, programs, and events to RIAs seeking to expand their knowledge of industry issues and trends, as well as sharpen their individual expertise and practice management skills. We conduct industry research on an ongoing basis, and hold a series of events and conferences every year to discuss topics of interest to RIAs, including business strategies and best practices. Schwab sponsors and hosts the annual IMPACT® conference, which provides a national forum for the Company, RIAs, and other industry participants to gather and share information and insights, as well as a multitude of smaller events across the country each year.

RIAs and their clients have access to our broad range of wealth services, including individual securities, mutual funds, ETFs, alternative investments, fixed income products, managed accounts, cash products, bank lending, and trust services. By functioning as the custodian, Schwab earns revenue associated with the underlying client assets, predominantly through net interest revenue and asset management and administration fees. In this capacity, we do not charge the RIA or end client a custody fee.

Sources of Net Revenues

Schwab's largest sources of net revenues are net interest revenue, asset management and administration fees, trading revenue, and bank deposit account fees. These revenue streams are supported by the combination of our broker-dealer, bank, and asset management operating subsidiaries, each of which brings specific capabilities that enable us to provide clients with the products and services they are seeking.

Net interest revenue is the difference between interest generated on interest-earning assets and interest paid on funding sources. Schwab's primary funding source for interest-earning assets is uninvested client cash balances held on our balance sheet as part of our clients' overall relationship with the Company. Schwab's interest-earning assets are primarily comprised of high-quality fixed income securities, margin loans, and bank loans.

Asset management and administration fees are primarily earned from proprietary money market mutual funds, proprietary and third-party mutual funds and ETFs, and fee-based managed investing solutions.

Trading revenue includes commissions earned for executing trades for clients in certain individual equities, options, futures, fixed income securities, and certain third-party mutual funds and ETFs; order flow revenue; and principal transactions revenue earned primarily from actions to support client trading in fixed income securities.

Bank deposit account fees are primarily recognized pursuant to the Second Amended and Restated Insured Deposit Account Agreement (2023 IDA agreement) with TD Bank USA, National Association and TD Bank, National Association (together, the TD Depository Institutions). Under the 2023 IDA agreement, uninvested cash within eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. Schwab provides recordkeeping and support services to the TD Depository Institutions for bank deposit account fees.

Regulation

As a participant in the securities, banking and financial services industries, Schwab is subject to extensive regulation under both federal and state laws by governmental agencies, supervisory authorities, and self-regulatory organizations (SROs). We are also subject to oversight by regulatory bodies in other countries in which we operate. These regulations affect our business operations and impose capital, client protection, and market conduct requirements.

Holding Company and Bank Regulation

CSC is a savings and loan holding company and is regulated, supervised, and examined by the Board of Governors of the Federal Reserve System (Federal Reserve). CSC has elected to be treated as a Financial Holding Company (FHC) by the Federal Reserve. In addition to the activities that a savings and loan holding company that has not elected to be treated as an FHC is permitted to conduct, an FHC may also engage in activities that are financial in nature or incidental to a financial activity (FHC Activities), including underwriting, dealing and making markets in securities, various insurance underwriting activities, and making merchant banking investments in non-financial companies.

The Federal Reserve has the authority to limit an FHC's ability to conduct otherwise permissible FHC Activities if the FHC or any of its depository institution subsidiaries ceases to meet the applicable eligibility requirements, including requirements that the FHC and each of its depository institution subsidiaries maintain their status as "well-capitalized" and "well-managed." If the Federal Reserve finds that an FHC fails to meet these requirements, the FHC and its subsidiaries may not commence any new FHC Activity, either de novo or through an acquisition, without prior Federal Reserve approval. The Federal Reserve may also impose any additional limitations or conditions on the conduct or activities of the FHC or any of its subsidiaries as it deems appropriate. If the FHC still fails to satisfy the applicable eligibility requirements 180 days after the Federal Reserve's finding, the agency may require divestiture of all of the FHC's depository institution subsidiaries or, alternatively, the FHC may elect to cease all of its FHC Activities. In addition, if any depository institution controlled by an FHC fails to maintain at least a "Satisfactory" rating under the Community Reinvestment Act of 1977 (CRA), the FHC and its subsidiaries are prohibited from engaging in additional FHC Activities. As a result of our election to be treated as an FHC and the election of our depository institution subsidiaries to be deemed savings associations under the Home Owners' Loan Act, a statutory prohibition limits those

subsidiaries from making loans or other extensions of credit to any affiliate unless that affiliate engages, directly or indirectly, only in activities permissible under section 4(c) of the Bank Holding Company Act.

CSC's three depository institution subsidiaries are CSB, CSC's principal depository institution subsidiary, Charles Schwab Premier Bank, SSB (CSPB), and Charles Schwab Trust Bank (Trust Bank) (collectively referred to as CSC's banking subsidiaries). CSB and CSPB are Texas-chartered state savings banks headquartered in Westlake, Texas, and Trust Bank is a Nevada state-chartered savings bank with its main office located in Westlake, Texas. CSB and CSPB are regulated, supervised, and examined by the Federal Reserve, the Texas Department of Savings and Mortgage Lending (TDSML), the Consumer Financial Protection Bureau (CFPB), and the Federal Deposit Insurance Corporation (FDIC). Trust Bank is regulated, supervised, and examined by the Federal Reserve, the Nevada Financial Institutions Division, the CFPB, and the FDIC. CSC, CSB, CSPB, and Trust Bank are also subject to regulation and various requirements and restrictions under state and other federal laws.

This regulatory framework is designed to protect depositors and consumers, the safety and soundness of depository institutions and their holding companies, and the stability of the banking system as a whole. This framework affects the activities and investments of CSC and its subsidiaries and gives the regulatory authorities broad discretion in connection with their supervisory, examination and enforcement activities, and policies. Below is a discussion of significant regulations.

Regulatory Capital and Liquidity Framework

Banking organizations are subject to the regulatory capital rules issued by the Federal Reserve and other U.S. banking regulators, including the Office of the Comptroller of the Currency and the FDIC. In addition to minimum risk-based capital requirements, banking organizations must hold additional capital, referred to as buffers, to avoid being subject to limits on capital distributions and discretionary bonus payments to executive officers.

The banking regulators have established four risk-based categories for determining the regulatory capital and liquidity requirements applicable to large U.S. banking organizations with $100 billion or more in total consolidated assets based on their total assets, cross-jurisdictional activity, weighted short-term wholesale funding, nonbank assets, and off-balance sheet exposure. CSC is generally subject to the requirements under Category III based on its total consolidated assets of between $250 billion and less than $700 billion and having less than $75 billion in cross-jurisdictional activity. If the average of our total consolidated assets for the four most recent calendar quarters is $700 billion or more, or the average of our cross-jurisdictional activity for the four most recent calendar quarters is $75 billion or more, we will move into Category II. As of December 31, 2025, CSC had total consolidated assets of approximately $491 billion and cross-jurisdictional activity of approximately $31 billion.

Capital requirements for Category III banking organizations include the generally applicable risk-based capital and Tier 1 leverage ratio requirements (the "standardized approach" framework), the minimum 3.0% supplementary leverage ratio, the stress capital buffer (CSC), the capital conservation buffer (banking subsidiaries), and the countercyclical capital buffer, which is currently 0%. As a large savings and loan holding company, CSC is subject to the stress capital buffer requirement, which applies to risk-based capital ratios (Common Equity Tier 1 Capital, Tier 1 Capital, and Total Capital). Under the currently applicable capital requirements, Category III organizations are not subject to the "advanced approaches" regulatory capital framework and are permitted to opt out of including most components of accumulated other comprehensive income (AOCI) in their regulatory capital calculations. CSC made this opt out election and excludes most components of AOCI from its regulatory capital. Category II organizations are not permitted to opt out of including AOCI in their regulatory capital calculations and have additional requirements for calculating risk-based capital ratios and risk-weighted assets. In July 2023, the Federal Reserve, together with the Office of the Comptroller of the Currency and the FDIC, issued a notice of proposed rulemaking with amendments to the regulatory capital rules. See Part II – Item 7 – Current Regulatory and Other Developments for additional information on these proposed regulatory changes.

Certain banking organizations with trading assets and trading liabilities above certain thresholds or greater than a certain percent of total assets are subject to the Market Risk Rule and must adjust their risk-based capital ratios to reflect a measure of market risk of their trading activities, perform calculations to measure market risk, including back-testing, and make regular quantitative and qualitative public disclosures. CSC is subject to the rule and the related Market Risk Rule required disclosures. While CSC is required to make adjustments to its risk-weighted assets related to de minimis positions, those adjustments have not significantly impacted our risk-based capital ratios nor have they had a current impact on CSC's activities.

The U.S. Liquidity Coverage Ratio (LCR) rule is designed to promote resiliency of the banking sector by requiring that certain large U.S. banking organizations (Covered Companies) maintain a liquidity risk profile which ensures that they have sufficient High Quality Liquid Assets (HQLA), such as central bank reserves, certain government securities, and eligible corporate debt securities that can be converted easily and quickly to cash, to survive a significant stress event lasting 30 days. The LCR rule

requires Covered Companies, including Schwab, to maintain an amount of HQLA that are unencumbered and controlled by the Covered Company's liquidity management function sufficient to meet a designated percentage of their total stressed net cash outflows over a prospective 30 calendar-day period, as calculated in accordance with the LCR rule. Schwab is subject to the LCR and public disclosure requirement on a consolidated basis. On a quarterly basis the Company is required to disclose the average daily LCR over the quarter, and the Company also discloses quantitative and qualitative information over certain portions of the Company's LCR components. Under the LCR rule, Schwab is required to maintain HQLA to cover 100% of the total stressed net cash outflows on a daily basis. In addition, HQLA that are held at the Company's bank subsidiaries in excess of the subsidiaries' total net cash outflows, and are not transferable to non-bank affiliates, are excluded by rule from the Company's eligible HQLA.

The Net Stable Funding Ratio (NSFR) rule is intended to strengthen the resilience of large bank and savings and loan holding companies by requiring them to maintain a minimum level of stable funding based on the liquidity characteristics of the holding company's assets, commitments, and derivative exposures over a one-year time horizon. The requirement is expressed as a ratio of a banking organization's available stable funding (ASF) to its required stable funding (RSF). Under the NSFR rule, CSC and our banking subsidiaries are required to maintain ASF in an amount equal to 100% of its RSF on an ongoing, daily basis. CSC is also required to publicly disclose its quarterly NSFR on a semi-annual basis.

Capital Stress Testing

Under the current Federal Reserve capital stress testing rules, savings and loan holding companies that are Category III banking organizations and state member banks with total consolidated assets over $250 billion are required to disclose the results of company-run stress tests in even-numbered years. In the most recent cycle in 2025, CSC and CSB conducted company-run stress tests and reported the results of their stress testing to the Federal Reserve. Pursuant to the Federal Reserve's requirements, Category III savings and loan holding companies are also subject to an annual supervisory stress testing requirement in which the Federal Reserve conducts its own stress testing analysis to evaluate the ability of a holding company to absorb losses in specified economic and financial conditions over a nine-quarter planning horizon using such analytical techniques as the agency determines are appropriate.

Pursuant to the Federal Reserve's requirements, savings and loan holding companies with total consolidated assets of $100 billion or more, including CSC, are subject to an annual Comprehensive Capital Analysis and Review (CCAR) process, which requires submission of an annual capital plan to the Federal Reserve. These requirements also impose a stress capital buffer requirement, floored at 2.5% of risk-weighted assets. In June 2025, the Company received the results of the Federal Reserve's 2025 CCAR. These results included the Federal Reserve's estimate of CSC's minimum capital ratios under the supervisory severely adverse scenario for the nine-quarter horizon beginning December 31, 2024 and ending March 31, 2027. Based on these results, CSC's calculated stress capital buffer remains below the 2.5% minimum, resulting in a stress capital buffer at the 2.5% floor and unchanged from the prior year. This 2.5% stress capital buffer became applicable on October 1, 2025. See Part II – Item 8 – Note 23 for additional information regarding our capital requirements. In October 2025, the Federal Reserve issued proposed changes to the stress test models, the framework that guides the design of the hypothetical scenarios, the hypothetical stress test scenarios, and the averaging and timeline of the stress capital buffer. We do not expect these changes to materially impact our stress test capital requirements.

Additional Enhanced Prudential Standards

In addition to the capital stress testing regime discussed above, the Federal Reserve's enhanced prudential standards rules also extend the applicability of certain additional enhanced prudential standards to large savings and loan holding companies, with the specific requirements tailored based on the same four-category framework utilized in the interagency regulatory capital and liquidity rules. These additional enhanced prudential standards, applicable to large U.S. bank holding companies under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), include: risk management and risk committee requirements; liquidity risk management, liquidity stress testing, and liquidity buffer requirements; and single counterparty credit limits. CSC is required to comply with these risk management and risk committee requirements, the liquidity risk-management, stress testing, and buffer requirements, as well as the single counterparty credit limits.

In August 2023, the Federal Reserve, together with the Office of the Comptroller of the Currency and the FDIC, issued a proposed rulemaking on long-term debt requirements for certain large banking organizations. See Part II – Item 7 – Current Regulatory and Other Developments for discussion of the rule proposal.

Source of Strength

The Dodd-Frank Act codified the Federal Reserve's long-held position that a depository institution holding company must serve as a source of financial strength for its subsidiary depository institutions, the so-called "source of strength doctrine." In effect, a holding company may be compelled to commit resources to support a subsidiary depository institution in the event the subsidiary is in financial distress.

Insured Depository Institution Resolution Plans

The FDIC requires insured depository institutions (IDIs) with total consolidated assets of $50 billion or more to submit to the FDIC periodic plans providing for their resolution by the FDIC in the event of failure (IDI resolution plans) dating to a rule adopted in 2012. In June 2024, the FDIC adopted a final rule with additional requirements for IDI resolution plans. Under this final rule, large banks with total assets of at least $100 billion are required to submit comprehensive resolution plans that meet enhanced standards. In April 2025, common questions and content waivers related to the new rules were modified to focus on the operational information needed in resolution. These IDIs generally are required to submit a full resolution plan every three years under the new final rule with limited supplements filed in the off years. Among other requirements, the final rule requires periodic testing to validate capabilities and processing needed in resolution, and the FDIC makes certain credibility assessments of the IDI resolution plan. CSB was required to submit an IDI resolution plan to the FDIC by July 1, 2025. The next IDI resolution plan is due in 2028 with interim annual supplements required prior to this filing. CSC is not subject to a separate holding company resolution plan requirement.

Deposit Insurance Assessments

The FDIC's Deposit Insurance Fund (DIF) provides insurance coverage for certain deposits, generally up to $250,000 per depositor per account ownership type, and is funded by quarterly assessments on insured depository institutions. The FDIC uses a risk-based deposit premium assessment system that, for large insured depository institutions with at least $10 billion in total consolidated assets, uses a scorecard method based on a number of factors, including the institution's regulatory ratings, asset quality and brokered deposits. The deposit insurance assessment base is calculated as average consolidated total assets minus average tangible equity.

In November 2023, the FDIC approved a special assessment to recover losses incurred by the DIF in 2023 to protect uninsured depositors due to the March 2023 closures of two banks. See Part II – Item 7 – Current Regulatory and Other Developments for additional information regarding the special assessment.

Brokered Deposits

The FDIC's brokered deposits rule established a framework for determining whether deposits made through arrangements between third parties and depository institutions constitute brokered deposits. The rule clarifies the circumstances under which broker-dealers that place deposits with depository institutions through brokerage sweep arrangements, such as CS&Co, qualify for the "primary purpose exception" from the definition of a deposit broker. Under this framework, the FDIC established a "25 percent" business relationship designated exception where a broker-dealer or other third-party may qualify for the primary purpose exception by filing a notice with the FDIC indicating that less than 25 percent of its customer assets under administration for a particular business line are placed at depository institutions. Funds swept by our broker-dealer subsidiary to Schwab's depository institution subsidiaries and third-party banks qualify for the primary purpose exception under this framework.

Community Reinvestment Act

The CRA requires the primary federal bank regulatory agency for each of Schwab's depository institution subsidiaries to assess the subsidiary's record in meeting the credit needs of the communities served by the bank, including low- and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings ("outstanding," "satisfactory," "needs to improve," or "substantial noncompliance"). The failure of an institution to receive at least a "satisfactory" rating could inhibit the institution or its holding company from undertaking certain activities, including acquisitions or opening branch offices.

Volcker Rule

CSC and its subsidiaries are subject to the Volcker Rule, which generally prohibits proprietary trading or acquiring or retaining an ownership interest in, sponsoring, or having certain relationships with hedge funds and private equity funds, subject to certain exemptions, in each case as the applicable terms are defined in the Volcker Rule and the implementing regulations.

Consumer Financial Protection

The CFPB has broad rulemaking, supervisory and enforcement authority for a wide range of federal consumer protection laws relating to financial products. The CFPB has examination and primary enforcement authority over depository institutions with $10 billion or more in consolidated total assets.

Financial Services Regulation

Bank Secrecy Act of 1970 and USA PATRIOT Act of 2001

CSC and its subsidiaries that conduct financial services activities are subject to the Bank Secrecy Act of 1970 (BSA), as amended by the USA PATRIOT Act of 2001, which requires financial institutions to develop and implement programs reasonably designed to achieve compliance with these regulations. The BSA and USA PATRIOT Act include a variety of monitoring, recordkeeping, and reporting requirements (such as currency transaction reporting and suspicious activity reporting), as well as identity verification and client due diligence requirements which are intended to detect, report and/or prevent money laundering and the financing of terrorism. In addition, CSC and various subsidiaries of the Company are subject to U.S. sanctions programs administered by the Office of Foreign Assets Control.

Broker-Dealer, Futures Commission Merchant (FCM), Forex Dealer Member (FDM), and Investment Advisor Regulation

Our principal broker-dealer subsidiary, CS&Co, is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC or Commission), the fifty states, the District of Columbia, the U.S. Virgin Islands, and the Commonwealth of Puerto Rico. CS&Co, CSIM, and certain of our other subsidiaries are registered as investment advisors with the SEC. Charles Schwab Futures and Forex LLC (CSFF) is registered as an FCM and FDM with the Commodity Futures Trading Commission (CFTC).

Much of the regulation of broker-dealers has been delegated to SROs. CS&Co is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and the Municipal Securities Rulemaking Board (MSRB). In addition, CS&Co is a member of Nasdaq Stock Market, Cboe EDGX Exchange, Inc., and MEMX LLC. In addition to the SEC, the primary regulators of CS&Co are FINRA and, for municipal securities, the MSRB. The National Futures Association (NFA) is the primary regulator for CSFF's futures, commodities, and forex trading activities.

The principal purpose of regulating these entities is the protection of clients and securities markets. The regulations cover all aspects of the securities business, including, among other things, sales and trading practices, publication of research, margin lending, uses and safekeeping of clients' funds and securities, capital adequacy, recordkeeping and reporting, fee arrangements, order flow revenue from securities exchanges and market makers, disclosure to clients, fiduciary duties, and the conduct of directors, officers, and employees. The structure and regulation of the securities markets have a significant impact on the Company's business and operations, including its sources of net revenues.

CS&Co is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule) and related SRO requirements. The CFTC and NFA also impose net capital requirements. The Uniform Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. CSC itself is not a registered broker-dealer and it is not subject to the Uniform Net Capital Rule.

The Uniform Net Capital Rule prohibits broker-dealers from paying cash dividends, making unsecured advances or loans or repaying subordinated loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. See Part II – Item 8 – Note 23 for additional information regarding our net capital requirements.

In addition to net capital requirements, as a self-clearing broker-dealer, CS&Co is subject to cash deposit and collateral requirements with clearing houses, such as the Depository Trust & Clearing Corporation and Options Clearing Corporation, which may fluctuate significantly from time to time based upon the nature and size of clients' trading activity and market volatility.

As a result of our operations in countries outside the U.S., we are also subject to rules and regulations issued by certain foreign authorities, including the Financial Conduct Authority in the United Kingdom, the Securities and Futures Commission in Hong Kong, the Monetary Authority of Singapore in Singapore, and the Ministry of Finance in the People's Republic of China.

Human Capital

We believe that hiring people who share our corporate purpose of helping clients achieve their financial goals is an essential element of executing our "Through Clients' Eyes" strategy, and we seek to attract, retain, and motivate the talent Schwab needs to successfully serve our clients and grow our business. As of December 31, 2025, Schwab had full-time, part-time, and temporary employees, and persons employed on a contract basis, that represented the equivalent of approximately 33,000 full-time employees.

Schwab offers a compensation package that rewards both employee and company performance. The package encompasses an array of compensation components in addition to base pay including performance-based incentive pay, equity awards, recognition awards, and a range of health and wellness benefits. We also offer benefits and resources designed to help our employees achieve their financial goals, including a 401(k) plan, an employee stock purchase plan, financial planning consultations, and disability and life insurance options. In addition, Schwab offers programs to help with employee career growth including mentorship, development, and leadership programs as well as reimbursement for qualified business-related education and training. We also encourage and empower employees to volunteer in the communities where we live and work, offering paid time off for every employee to volunteer in his or her community. The Company offers a hybrid work and flexibility approach to work arrangements that is designed to balance the importance our employees place on workplace flexibility with the benefits of in-person interactions to train and learn from one another, build human connections, and maintain Schwab's culture as we serve our clients.

We seek to build a workforce with a wide range of perspectives and experiences, which supports our strategy and helps us better serve our clients. We focus on attracting highly qualified talent with varied backgrounds and perspectives by maintaining a strong employer brand and expanding where and how we meet prospective employees. For Schwab employees, we offer a wide range of opportunities for connection and engagement, which helps us cultivate an inclusive culture. Additionally, our leaders are responsible for creating an environment where all people can do their best work and fostering the development of high-performance teams that value the individual strengths of every employee. We regularly request feedback from our employees through surveys.

Available Information

Schwab files annual, quarterly, and current reports, proxy statements, and other information with the SEC. The SEC filings are available to the public over the internet on the SEC's website at https://www.sec.gov.

On our website, https://www.aboutschwab.com, we post the following filings after they are electronically filed with or furnished to the SEC: annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. In addition, we post to the website the Dodd-Frank stress test results, our regulatory capital disclosures based on Basel III, our average LCR, and our average NSFR.

All such filings are available free of charge either on our website or by request via email (investor.relations@schwab.com), or mail (Charles Schwab Investor Relations at 3000 Schwab Way, Westlake, TX 76262).

Item 1A.   Risk Factors

We face a variety of risks that may affect our operations, financial results, or stock price and many of those risks are driven by factors that we cannot control or predict. The following discussion addresses those risks that management believes are the most significant, although there may be other risks that could arise, or may prove to be more significant than expected, that may affect our operations or financial results. For a discussion of our risk management governance and processes, including operational risk, compliance risk, credit risk, market risk, and liquidity risk, see Risk Management and Capital Management in Part II – Item 7. For additional information regarding cybersecurity risk, see Item 1C. Cybersecurity.

Economic and Market Risks

Developments in the business, economic, and geopolitical environment could negatively impact our business.

Our business can be adversely affected by the general environment – economic, corporate, securities market, regulatory, and geopolitical developments all play a role in client asset valuations, trading activity, interest rates, and overall investor engagement, and are outside of our control. Deterioration in the housing and credit markets and decreases in securities valuations negatively impact our results of operations and capital resources.

The monetary policies of the Federal Reserve, which regulates the supply of money and credit in the United States, have a significant effect on our operating results. Actions taken by the Federal Reserve, including changes in its target funds rate and its own balance sheet management, are difficult to predict and can affect our financial results, including net interest revenue and bank deposit account fees, and the market value of our investment securities. These policies can have implications for clients' allocation to cash as we experienced in recent years, and higher or lower client cash balances have an impact on our capital requirements, as well as liquidity implications if such changes in allocation are sudden. Investor sentiment and market and trading dynamics can affect client preferences and security selection, and can impact transactions and asset-based revenues. Market-driven changes, such as declines in equity markets, can also reduce client demand for margin lending, which is a significant source of net interest revenue.

A significant change in client cash allocations could negatively impact our income.

Client cash balances are a significant funding source for the generation of the Company's revenue. Cash awaiting investment may be used to extend margin loans to clients or be swept to our banking subsidiaries and those bank deposits are then used to extend loans to clients and purchase investment securities. We also sweep a portion of such cash to the TD Depository Institutions pursuant to the 2023 IDA agreement, through which we earn bank deposit account fees. A significant reduction in our clients' allocation to cash, a change in the allocation of that cash, or a transfer of cash away from the Company, would likely reduce our income. For example, as a result of rapid increases in short-term interest rates in 2022 and 2023, the Company saw a significant decrease in clients' asset allocation to sweep cash and greater client investment in higher-yielding alternatives at Schwab such as fixed income investments and proprietary purchased money market funds. To help support these changes in client cash allocations, the Company extensively utilized higher-cost funding sources, which negatively impacted the Company's net income.

Significant interest rate changes could affect our profitability.

The direction and level of interest rates are important factors in our earnings. A decline in interest rates may have a negative impact on our net interest revenue and our bank deposit account fee revenue. The Company's interest-earning assets include significant holdings of investment securities, which include fixed- and floating-rate debt securities, including substantial holdings of mortgage-backed securities, as well as margin loans, mortgages, and PALs. The Company could be adversely affected by a decline in interest rates if the rates that the Company earns on interest-earning assets decline more than the rates that the Company pays on its funding sources, or if prepayment rates increase on the mortgages and mortgage-backed securities that the Company holds. A low interest rate environment may also have a negative impact on our asset management and administration fee revenues when we have to waive a portion of our management fees, as we experienced in 2020 and 2021, for certain Schwab-sponsored money market mutual funds in order to continue providing a positive return to clients. A decline in interest rates may also negatively impact our bank deposit account fee revenue, pursuant to the 2023 IDA agreement.

Though the Company may benefit from a rising interest rate environment, a rise in interest rates may cause our funding costs to increase. The competitive environment may induce us to raise our interest rates to avoid losing deposits, or we may need to replace deposits with higher-cost funding sources as we experienced in recent years. In such situations, without offsetting increases in yields on interest-earning assets, the benefit of higher market interest rates to our net interest revenue may be reduced. The rapid increases in market interest rates experienced in 2022 and 2023 also contributed to increased unrealized losses on our investment securities portfolios. Increased unrealized losses on investment securities or other assets on our balance sheet can reduce market or client confidence in us, which could limit our ability to attract new client assets and accounts or result in the transfer of client assets and accounts from the Company.

A rise in interest rates may also reduce our bank deposit account fee revenue, as clients may reallocate assets out of bank deposit account balances and into higher-yielding investment alternatives, as we experienced in recent years. The 2023 IDA agreement involves certain commitments, including the maintenance of prescribed minimum and maximum insured deposit account balances (IDA balances), that limit our ability to respond to changes in interest rates and may impact our profitability and bank deposit account fee revenue. The bank deposit account fee revenue that we earn related to the 2023 IDA agreement may be less

than the net interest revenue that we could have earned if the deposit balances were used to extend margin loans or swept to our banking subsidiaries rather than the TD Depository Institutions.

Problems encountered by other financial institutions and responsive measures to manage such problems could have direct adverse effects on financial markets generally and our financial position or results of operations, as well as indirect adverse effects on us.

Concerns regarding the soundness or creditworthiness of other financial institutions can cause substantial disruption within the financial markets and have negative impacts for us and our industry, including reductions in availability of liquidity, higher borrowing costs, and higher costs of capital. Such concerns regarding one or more financial institutions may also advance public concerns regarding Schwab or the financial services industry more broadly, which could harm our reputation and adversely affect our results of operations and financial condition, even if underlying matters impacting other financial institutions are of limited or no direct applicability to us. Financial institutions are interrelated through trading, clearing, custody, or other relationships, and, as a result, concerns about the financial condition of one or more institutions could lead to significant market-wide liquidity and credit problems, losses, or defaults by other institutions. This risk may adversely affect financial intermediaries, such as broker-dealers, banks, clearing houses, securities exchanges, market makers, and others, with which we interact on a daily basis, and therefore, could adversely affect us.

Events affecting the financial services industry may also result in potentially adverse changes to laws or regulations governing banks and savings and loan holding companies or result in the imposition of restrictions through supervisory or enforcement activities, including higher capital or liquidity requirements or increased FDIC premiums and special assessments, which could have a material impact on our business. Following the failure of several U.S. banks in 2023, the U.S. federal banking agencies proposed rules that would significantly impact our regulatory capital requirements, including requiring us to include AOCI in regulatory capital, as well as rules that would require minimum levels of eligible long-term debt at CSC and our banking subsidiaries. As a result of heightened regulatory focus on capital requirements, the Company took measures to increase its capital, including revising its long-term operating objective. In addition, the cost of resolving the 2023 bank failures resulted in increased FDIC costs, and potential future bank failures or other similar events may prompt the FDIC to further increase its premiums or to issue additional special assessments, which could have a material negative impact on our profitability and our business.

<u>Liquidity Risk</u>

A significant decrease in our liquidity could negatively affect our business as well as reduce client confidence in us.

Maintaining adequate liquidity is crucial to our business operations, including transaction settlement, custody requirements, and lending commitments, among other liquidity needs. We meet our liquidity needs primarily from working capital and cash generated by client activity as well as external financing. Fluctuations in client cash or deposit balances, as well as market conditions or changes in regulatory treatment of client deposits, may affect our ability to meet our liquidity needs. While Schwab maintains diversified sources of funding, a reduction in our liquidity position could reduce client confidence in us, which could result in the transfer out of client assets and accounts, or could cause us to fail to satisfy our liquidity requirements, including the LCR. In addition, if our broker-dealer or depository institution subsidiaries fail to meet regulatory capital guidelines, or if a depository institution subsidiary is unable to obtain regulatory approval, when required, to declare a dividend, regulators could limit the subsidiaries' ability to upstream funds to CSC or limit their operations, which could reduce CSC's liquidity and adversely affect its ability to repay debt, pay dividends on CSC's preferred stock and common stock, repurchase its shares, or redeem its preferred stock. In addition, CSC may need to provide additional funding to such subsidiaries.

Factors which may adversely affect our liquidity position include CS&Co having temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, fluctuations in cash held in banking or brokerage client accounts, such as significant client reallocation from sweep cash to higher-yielding investments as we experienced in recent years in response to rapid interest rate increases, a dramatic increase in our lending activities (including margin, mortgage-related, and personal lending), increased capital requirements, changes in regulatory guidance or interpretations, other regulatory changes, or a loss of market or client confidence in us resulting in unanticipated withdrawals of client funds. The Company's margin lending activity has significantly increased in recent years due to market-driven factors and overall growth of our business.

As a member firm of securities and derivatives clearing houses, we are required to deposit cash, stock and/or government securities for margin requirements and to clearing funds. The margin requirements may fluctuate significantly from time to time based upon the nature and size of clients' trading activity and market volatility, and member firms like us have been required to

deposit additional funds. Clearing houses could also require additional funds from member firms if a clearing member defaults on its obligations to the clearing house in an amount larger than its own margin and clearing fund deposits.

As a participant in the financial services industry, Schwab relies on access to external financing in the normal course of business. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. CSC, CS&Co, and our banking subsidiaries maintain multiple sources of external financing including repurchase agreements and securities lending, secured lines of credit and unsecured uncommitted bank credit lines, and CSC has a commercial paper issuance program, as well as a universal shelf registration statement filed with the SEC which can be used to sell securities. Financing may not be available on acceptable terms or at all due to market conditions or disruptions in the credit markets. In addition, a downgrade in the Company's credit ratings could increase its borrowing costs and limit its access to the capital markets.

When short-term interest rates rapidly increase, client movement of certain cash balances out of our sweep features and into higher-yielding alternatives generally increases. When these outflows outpace excess cash on hand and cash generated by maturities and paydowns on our investment and loan portfolios, as we experienced in 2022 and 2023, we may need to rely on increased levels of higher-cost funding, which could be subject to limitations on availability and additional regulatory requirements.

Operational Risk

Security breaches of our systems, or those of our clients or third parties, may subject us to significant liability and damage our reputation.

Our business involves the secure processing, storage, and transmission of confidential information about our clients and us. Information security risks for financial institutions are increasing, in part because of the use of the internet and mobile and cloud technologies to conduct financial transactions, and the increased sophistication and activities, including the use of artificial intelligence technologies, of organized crime, activists, hackers and other external parties, including foreign state actors. Our systems and those of other financial institutions, as well as those of our third-party service providers, have been and will continue to be the frequent target of cyber attacks, malicious code, computer viruses, ransomware, and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential client information), account takeovers, unavailability of service or other events. Despite our efforts to ensure the integrity of our systems, we may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources. Data security breaches may also result from employee misconduct. Data exposure may also result from a failure to adequately destroy data during system or asset decommissioning, which might result in client or Company information being made available to external parties in error.

Given the high volume of transactions that we process, the large number of clients, counterparties, and third-party service providers with which we do business, including cloud service providers, and the increasing sophistication of cyber attacks, a cyber attack could occur and persist for an extended period of time before being detected. The extent of a particular cyber attack and the steps we may need to take to investigate the attack may not be immediately clear, and it may take a significant amount of time before an investigation is completed and full and reliable information about the attack is known. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which would further increase the costs and consequences of a cyber attack.

Security breaches, including breaches of our security measures or those of our third-party service providers, could result in a violation of applicable privacy and other laws, and could subject us to significant liability or loss that may not be covered by insurance, actions by our regulators, damage to our reputation, or a loss of confidence in our security measures which could harm our business. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. We may also be required to pay ransom to threat actors to restore operations or prevent dissemination of sensitive data.

Technology and operational failures or errors and other operational risks could subject us to losses, litigation, regulatory actions, and reputational damage.

We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in client use patterns, technological failure, changes to our

systems, linkages with third-party systems and power failures and can have a significant impact on our business and operations. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for asset management, capital planning and management, risk management, stress testing and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, cyber attacks, terrorist attacks, natural disaster, extreme weather, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events. For example, we and other financial institutions have been the target of various denial of service attacks that have, in certain circumstances, made websites, mobile applications and email unavailable for periods of time. Cloud technologies are critical to the operation of our systems and platforms and our reliance on cloud technologies is growing. We have experienced, and could, in the future, experience cloud service disruptions that lead to delays in accessing data that is important to our businesses. Such disruptions, such as the broad-reaching cloud platform outages that impacted multiple industries in recent years, can and have hindered our clients' access to our platforms. It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Despite our efforts to identify areas of risk, oversee operational areas involving risk, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory action due to technology or other operational failures or errors, including those of our vendors or other third parties.

While we devote substantial attention and resources to the reliability, capacity and scalability of our systems, we occasionally experience extraordinary trading volumes, which have caused and could cause our computer systems to operate at unacceptably slow speeds or even fail, affecting our ability to process client transactions and potentially resulting in some clients' orders being executed at prices they did not anticipate. Disruptions in service and slower system response times could result in substantial losses, decreased client satisfaction, reputational damage, and regulatory inquiries. We are also dependent on the integrity and performance of securities exchanges, clearing houses, market makers, dealers, custodians, and other intermediaries to which client orders are routed for execution and settlement. System failures and constraints and transaction errors at such intermediaries could result in delays and erroneous or unanticipated execution prices and cancelled orders, cause substantial losses for us and for our clients, and subject us to claims from our clients for damages, and cause reputational harm. We have experienced in recent years technology outages of client websites, mobile applications, and certain corporate technology as a result of technological issues with third-party service providers that we use to support websites and mobile applications used by us and our clients. An internal issue or issues with vendor or industry systems and connectivity could materially impact our operations and ability to service clients, subject us to material losses, and cause reputational harm.

Certain events could increase our client service and processing times due to staffing shortages, remote work or the temporary loss of services from outsourced service providers, such as occurred during the COVID-19 pandemic. We consider service quality to be an important part of the client experience and our failure to meet client expectations could result in decreased client satisfaction.

Our investment management operations may subject us to fiduciary or other legal liability for client losses.

Fund and trust management and administration are complex activities and include functions such as recordkeeping and accounting, security pricing, corporate actions, compliance with investment restrictions, daily net asset value computations, account reconciliations, and required distributions to fund shareholders. Failure to properly perform operational tasks, or the misrepresentation of our services and products could subject us to regulatory sanctions, penalties, or litigation, and result in reputational damage, liability to clients, and the termination of investment management or administration agreements, and the withdrawal of assets under our management.

In the management and administration of funds and client accounts, we use quantitative models and other tools and resources to support investment decisions and processes, including those related to risk assessment, portfolio management, trading and hedging activities and product valuations. Errors in the design, function, or underlying assumptions used in these models and tools, particularly if we fail to detect the errors over an extended period, could subject us to claims of a breach of fiduciary duty and potentially large liabilities for make-whole payments, litigation, and/or regulatory fines.

We rely on outsourced service providers and financial intermediaries to perform key functions, and failure of these entities to perform as expected could result in financial or reputational harm to us or financial harm to our clients.

We rely on external service providers to perform certain key technology, cloud infrastructure, processing, servicing, support, and custody functions. These service providers face technology, operating, business, and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee, or company information, could cause us to incur losses and could harm our reputation. An interruption in or the cessation of service by any external service provider as a result of systems failures, capacity constraints, financial difficulties, natural disasters, extreme weather, power outage, public

health crises, political developments, war, international disputes, or for any other reason, and our inability to make alternative arrangements in a timely manner could disrupt our operations, impact our ability to offer certain products and services, and result in financial losses to us. As a result of both broad-reaching and company-specific technology impacts from our third-party service providers, we have experienced in recent years outages of client websites, mobile applications, and certain corporate technology. During the COVID-19 pandemic, we temporarily lost the services from some of our outsourced service providers which contributed to increased client service response and processing times. Switching to an alternative service provider may require a transition period and result in increased costs and less efficient operations. In addition, if custodians holding Schwab's or our clients' collateral were to fail to return such collateral when required due to insolvency, operational deficiencies, legal proceedings, or other events, we could incur financial loss.

We rely on market makers, dealers, securities exchanges, clearing houses, custodians, and other financial intermediaries to execute and settle our clients' orders. In addition, payments received from market makers and exchanges in connection with the execution of client equity and options trades, and from dealers and other counterparties in connection with securities lending, account for significant revenue. The unwillingness or inability of any of these parties to perform their usual functions coupled with the unavailability of alternative arrangements could result in our clients' orders not getting executed or settled. This may be due to market volatility, uneconomic trading conditions, capacity constraints, financial constraints, system failures, unanticipated trading halts invoked by securities exchanges, market closures, or other reasons. Our inability to get client orders executed or settled because of the unwillingness or inability of these or similar parties to perform their usual functions could result in client dissatisfaction and reputational harm and expose us to client claims for damages.

We may suffer financial loss from fraud and financial crime.

The risk of fraud for financial institutions has significantly increased in recent years, in part because of the proliferation of new technologies and the increased sophistication and activities of organized crime and hackers, and other parties. Any of these parties may attempt to fraudulently induce employees, clients, vendors, or other third parties to disclose sensitive information that could lead to the misappropriation and use of clients' user names, passwords or other personal information to gain access to our clients' financial accounts. Through our clients' accounts, fraudsters may seek to engage in unauthorized securities transactions or money movement involving, for example, wire transfers, automated clearinghouse (ACH) transactions, debit cards, and checks, as well as fraudulent or unauthorized new account openings. Such fraud may occur from the compromise of clients' personal electronic devices, social engineering, phishing scams, or as a result of a data security breach at an unrelated company where clients' personal information is taken and then made available to fraudsters. Any of these strategies can compromise credentials or be used to facilitate fraud. Increasing sophistication in artificial intelligence and broad public availability of such technologies, including to organizations and individuals seeking to commit fraud, has resulted in increased risk of external fraud by enhanced or novel techniques, including those involving impersonation to gain access to client accounts or convince clients to initiate fraudulent transactions.

We also face risks arising from clients who intentionally engage in fraudulent or deceptive conduct. In some instances, clients may knowingly authorize or initiate transactions under false pretenses, misuse payment channels, submit fraudulent checks or ACH items, or provide misleading information to facilitate fraudulent transfers or trading activity. Schwab also faces risk of fraud by employees who misuse authorized access to critical information or systems. Such insider misconduct may involve misappropriation of Company or client assets, misuse or theft of Company or client information, insider trading, operational sabotage, circumvention of internal controls, or other actions that could harm the Company or our clients.

We continue to take steps to implement new controls, strengthen capabilities in how we authenticate our clients, and enhance monitoring protocols to help prevent and detect fraud and ultimately protect our clients, but the ways that fraudulent activity is attempted are continuously evolving. Although we monitor for new types of fraud, there may be a delay in recognizing such activity. Losses reimbursed to clients under our guarantee against unauthorized account activity could have a negative impact on our business, financial condition, and results of operations. Instances of fraud might negatively impact our reputation and client confidence in the Company, in addition to any direct losses that might result from such instances.

Credit Risk

We may suffer significant losses from our credit exposures.

Our businesses are subject to the risk that a client, counterparty or issuer will fail to perform its contractual obligations, or that the value of collateral held to secure obligations will prove to be inadequate. While we have policies and procedures designed to manage this risk, the policies and procedures may not be fully effective. Our exposure mainly results from margin lending, clients' options and futures trading, securities lending, mortgage lending, pledged asset lending, our role as a counterparty in

financial contracts and investing activities, and indirectly from the investing activities of certain of the proprietary funds that the Company sponsors.

When clients purchase securities on margin, borrow on lines of credit collateralized by securities, or trade options or futures, we are subject to the risk that clients may default on their obligations when the value of the securities and cash in their accounts falls below the amount of clients' indebtedness. Our margin, options and futures business has materially increased in recent years as a result of market-driven factors and overall growth of our business including growth in our trader client base, and market liquidity represents an increased risk. Abrupt changes in securities valuations and the failure of clients to meet margin calls could result in substantial losses, especially if there is a lack of liquidity.

We have exposure to credit risk associated with our investments, which are subject to price fluctuations. Loss of value of securities can negatively affect earnings if management determines that such loss of value has resulted from a credit loss. The evaluation of whether a credit loss exists is a matter of judgment, which includes the assessment of multiple factors. If management determines that a security's decline in fair value is the result of a credit loss, an allowance for credit losses on the security will be recorded and a corresponding loss will be recognized in current earnings. Even if a decline in fair value of a security is not determined to have resulted from a credit loss, if we were ever forced to sell the security sooner than intended prior to maturity due to liquidity needs, we would have to recognize any unrealized losses at that time.

Our bank loans primarily consist of First Mortgages, PALs, and HELOCs. Increases in delinquency and default rates, housing and stock price declines, increases in the unemployment rate, and other economic factors, can result in increases in allowances for credit losses and related credit loss expense, as well as write-downs on such loans.

Heightened credit exposures to specific counterparties or instruments can increase our risk of loss. Examples include:

- Large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry;
- Mortgage loans and HELOCs to banking clients which are secured by properties in the same geographic region; and
- Client margins, options or futures, pledged assets, and securities lending activities collateralized by or linked to securities of a single issuer, index, or industry.

The Company sponsors a number of proprietary money market mutual funds and other proprietary funds. Although the Company has no obligation to do so, the Company may decide for competitive or other reasons to provide credit, liquidity or other support to our funds in the event of significant declines in valuation of fund holdings or significant redemption activity that exceeds available liquidity. Such support could cause the Company to take significant charges, could reduce the Company's liquidity, and, in certain situations, could, with respect to proprietary funds other than money market mutual funds, result in the Company having to consolidate one or more funds in its financial statements. If the Company were to choose not to provide credit, liquidity or other support in such a situation, the Company could suffer reputational damage and its business could be adversely affected.

Compliance Risks

Extensive regulatory supervision of our businesses may subject us to significant penalties or limitations on business activities.

As a participant in the securities, banking, and financial services industries, we are subject to extensive regulation under federal, state, and foreign laws by governmental agencies, supervisory authorities and SROs. The costs and uncertainty related to complying with such regulations continue to increase. These regulations affect our business operations and impose capital, client protection, and market conduct requirements on us as well as restrictions on the activities that we are allowed to conduct. We become subject to increasing regulatory scrutiny as we grow and expand client offerings.

Regulators have broad discretion in connection with their supervisory and enforcement activities and examination policies, and could prevent us from pursuing our business strategy. Regulators could also limit our ability to grow, including adding assets, launching new products, making acquisitions, and undertaking strategic investments. Our banking regulators could require CSC and/or our banking subsidiaries to hold more capital, increase liquidity, or limit their ability to pay dividends or CSC's ability to repurchase or redeem shares. Despite our efforts to comply with applicable legal requirements, there are a number of risks, particularly in areas where applicable laws or regulations may be unclear or where regulators could revise their previous guidance. Any enforcement actions or other proceedings brought by our regulators against us or our affiliates, officers or employees could result in fines, penalties, cease and desist orders, enforcement actions, suspension, disqualification or expulsion,

or other disciplinary sanctions, including limitations on our business activities, any of which could harm our reputation and adversely affect our results of operations and financial condition.

While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, violations could occur. In addition, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though systems and procedures reasonably designed to prevent violations were in place at the time. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation and our relationships with our regulators and could restrict the ability of institutional investment managers to invest in our securities.

Legislation or changes in rules and regulations could negatively affect our business and financial results.

New legislation, rules, regulations and guidance, or changes in the interpretation or enforcement of existing federal, state, foreign and SRO rules, regulations and guidance, including changes relating to mutual funds, money market funds, standards of conduct with clients, conflicts of interest, regulatory treatment of deposit accounts, CRA, changes in required minimum capital and capital structure, changes in equity market structure, including rules relating to order routing and order-related revenues, and digital assets may directly affect our operations and profitability or our specific business lines. The Company anticipates it will begin providing increased access for clients to trade in digital assets including select cryptocurrencies. While some legislative and regulatory details have emerged, laws and regulations related to transactions in these asset types are still pending further development, which could negatively impact our ability to launch these products or services or limit the profitability of transacting with these assets. Our profitability could also be affected by rules and regulations that impact the business and financial communities generally, including changes to the laws governing taxation, electronic commerce, client privacy and security of client data. In addition, the rules and regulations could result in limitations on the lines of business we conduct, modifications to our business practices, more stringent capital and liquidity requirements, increased deposit insurance assessments or additional costs and could limit our ability to return capital to stockholders. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes to our compliance, risk management, treasury, and operations functions.

Failure to meet capital adequacy and liquidity guidelines could affect our financial condition.

CSC, together with its banking, broker-dealer, and FCM/FDM subsidiaries, must meet certain capital and liquidity standards, subject to qualitative judgments by regulators about the adequacy of our capital and our internal assessment of our capital needs. The Uniform Net Capital Rule limits the ability of our broker-dealer subsidiary to transfer capital to CSC and other affiliates. New regulatory capital, liquidity, capital planning, and stress testing requirements may limit or otherwise restrict how we utilize our capital, including paying dividends, stock repurchases and redemptions, and may require us to increase our capital and/or liquidity or to limit our growth. Failure by either CSC or its banking subsidiaries to meet minimum capital requirements could result in certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a negative impact on us. In addition, failure by CSC or our banking subsidiaries to maintain a sufficient amount of capital to satisfy their stress capital buffer (CSC) or capital conservation buffer (banking subsidiaries) and countercyclical capital buffer requirements would result in restrictions on our ability to make capital distributions and discretionary cash bonus payments to executive officers. Any requirement that we increase our regulatory capital, replace certain capital instruments which presently qualify as Tier 1 Capital, or increase regulatory capital ratios or liquidity, could require us to liquidate assets, deleverage or otherwise change our business and/or investment plans, which may adversely affect our financial results. Issuing additional common stock would dilute the ownership of existing stockholders.

CSC is subject to the CCAR process, which requires submission of an annual capital plan, and determination of CSC's stress capital buffer. The plan must include a description of all planned capital actions, including dividends or stock repurchases, over a nine-quarter planning horizon beginning with the first quarter of the calendar year the capital plan is submitted. CSC's risk-based capital ratios must exceed the regulatory minimum plus the stress capital buffer. The stress capital buffer could make us subject to progressively more stringent constraints on capital actions if we approach our minimum ratios. This could lead to restrictions on our ability to pay or increase dividends or otherwise return capital to stockholders.

If the average of CSC's total consolidated assets for four consecutive calendar quarters reaches $700 billion, or if the average of cross-jurisdictional activity for four consecutive calendar quarters reaches $75 billion, CSC will become subject to more stringent Category II requirements, including annual stress testing, the advanced approaches framework, and the inability to opt out of including AOCI in regulatory capital calculations. At December 31, 2025, CSC had approximately $491 billion in total assets and cross-jurisdictional activity of approximately $31 billion. See also Part II – Item 7 – Current Regulatory and Other Developments for discussion of regulatory proposals that could, among other things, require the Company to include AOCI in its regulatory capital calculations.

We are subject to litigation and regulatory investigations and proceedings and may not be successful in defending against claims or proceedings.

The financial services industry faces significant litigation and regulatory risks. We are subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Litigation and arbitration claims include those brought by our clients and the clients of third-party advisors whose assets are custodied with us. Claims from clients of third-party advisors may allege losses due to investment decisions made by the third-party advisors or the advisors' misconduct. Litigation claims also include claims from third parties alleging infringement of their intellectual property rights (e.g., patents). Such litigation can require the expenditure of significant company resources. If we were found to have infringed on a third-party patent, or other intellectual property rights, we could incur substantial damages, and in some circumstances could be enjoined from using certain technology, or providing certain products or services.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including reputational harm. Even if we are successful in defending against these actions, the defense of such matters may result in us incurring significant expenses. We may also determine that it is in the Company's best interests to settle a matter, such as to avoid protracted litigation, even though the Company may have strong defenses. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular future period, depending on our results for that period. In market downturns and periods of heightened volatility, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased.

Other Business Risks

Potential strategic transactions could have a negative impact on our financial position.

We evaluate potential strategic transactions, including business combinations, acquisitions, and dispositions. Any such transaction, including our acquisition of Forge, could have a material impact on our financial position, results of operations, or cash flows. The process of evaluating, negotiating, effecting, and integrating any such strategic transaction may divert management's attention from other business concerns, and might cause the loss of key clients, employees, and business partners. Moreover, integrating businesses and systems may result in unforeseen expenditures as well as numerous risks and uncertainties, including the need to integrate operational, financial, and management information systems and management controls, integrate relationships with clients and business partners, and manage facilities and employees in different geographic areas. The integration process could result in the disruption of ongoing businesses or changes to inconsistent standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with clients, employees, outsourced service providers and vendors. In addition, an acquisition may cause us to assume liabilities or become subject to litigation or regulatory proceedings or require the amortization of a large amount of acquired intangible assets. Further, we may not realize the anticipated benefits from an acquisition, including our acquisition of Forge, in a timely manner or at all, and any future acquisition could be dilutive to our current stockholders' percentage ownership or to earnings per common share (EPS).

Our acquisitions and dispositions are typically subject to closing conditions, including regulatory approvals and the absence of material adverse changes in the business, operations or financial condition of the entity or part of an entity being acquired or sold. To the extent we enter into an agreement to buy or sell an entity or part of an entity, there can be no guarantee that the transaction will close when expected, or at all. If a material transaction does not close, our stock price could decline.

We intend to offer clients direct access to select digital assets, which exposes us to new and uncertain financial, operational, legal, and regulatory risks that could adversely affect our business and financial results.

In 2026, the Company anticipates it will begin offering expanded client access to trading in digital assets including spot trading in select cryptocurrencies. Expansion of digital asset client offerings presents significant new risks to the Company, including risks related to digital asset custody, trading, settlement, and liquidity, and increased risk related to fraud and other illicit activity. Client demand for digital assets is uncertain and may fluctuate significantly due to market volatility, regulatory developments, or changes in investor sentiment. The regulatory landscape for cryptocurrencies is evolving and uncertain, and changes in laws, regulations, or regulatory interpretations could prohibit or limit our ability to offer these products, increase compliance costs, or expose us to increased regulatory scrutiny.

Digital assets function as bearer instruments controlled with private keys, and transactions in digital assets are generally irreversible. Due to the unique nature of digital assets, the loss, theft, compromise, or destruction of private keys could result in

the permanent loss of digital assets with no practical means of recovery. Because blockchain technology is relatively new, it is difficult to predict how it might be vulnerable to cybersecurity and fraud risks that could affect our business.

We expect to engage with third-party service providers to facilitate certain activities related to digital assets. These relationships present additional risks, including operational, reputational, and compliance risks that could adversely affect our business. Internal and third-party systems needed to effect client activity in digital assets are vulnerable to operational failures, cyberattacks, and fraud, and we may be held responsible for deficiencies in the controls or regulatory compliance of third-party service providers, even where we do not have direct oversight of their operations. Failure or breach of our or third-party service providers' systems, cybersecurity controls, or operational processes could result in loss of client digital assets, which may not be recoverable in full or at all. Many crypto industry participants are relatively early-stage companies with limited history. There is no guarantee they will perform as reliably or efficiently as anticipated. Regulatory change could also affect the ability of third-party service providers to continue to operate or provide services for Schwab clients. Such events could result in material financial losses, legal or regulatory claims, and reputational harm, even if we are not at fault.

Our industry is highly competitive and characterized by aggressive price competition.

We operate in a highly competitive environment with a broad array of competitors from large integrated banks to venture-capital-backed private companies. We continually monitor our pricing in relation to competitors and periodically adjust interest rates on deposits and loans, fees for advisory services, expense ratios on mutual funds and ETFs, trade commission rates, and other pricing and incentives to sustain our competitive position. Increased price competition from other financial services firms to attract clients, such as reduced commissions, higher deposit rates, reduced mutual fund or ETF expense ratios, or the increased use of incentives, could impact our results of operations and financial condition.

Our stock price has fluctuated historically, and may continue to fluctuate.

Factors that may affect trading and the volatility of our stock price include:

- Financial results;
- Business metrics, such as client cash and net new client assets;
- Projections or the failure to meet projections;
- Securities analyst coverage, estimates and results versus estimates;
- The announcement of new products, services, acquisitions, or dispositions by us or our competitors;
- Declaration of dividends and purchases under the Company's share repurchase program;
- Sales of a substantial number of shares by large stockholders;
- General stock market activity and industry developments; and
- Other Risk Factors described in this section.

Return of capital to stockholders may depend on our capital position, financial results, market conditions, legal restrictions, and other considerations, and the Company may not complete its full share repurchase authorization. In addition, issuance of additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, including under incentive compensation plans or for acquisitions, could be substantially dilutive to holders of CSC's common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

As a large company in the financial services industry, we do business with a large number of clients, counterparties, and third-party service providers, and the nature of Schwab's business involves the secure processing, storage, and transmission of confidential information about our clients and us. We process, record, and monitor a high volume of transactions, and our operations are highly dependent on the integrity of our technology systems. As a result, we face extensive cybersecurity risks. It is through a combination of specialized internal and external teams, coupled with security software tools, that Schwab identifies, assesses, and manages material cybersecurity risk, and implements and enhances over time our cybersecurity policies, procedures, and strategies to reduce risk. We also maintain processes and procedures for identifying and investigating cybersecurity threats and remediation should an incident occur. Despite our efforts to protect our systems and data, there can be no assurance that we are able to maintain effective preventive measures against all cybersecurity risks, especially because attacks can originate from a wide variety of sources, and the techniques used change frequently and may not be immediately

recognizable. Though the impact of prior cybersecurity events experienced by the Company has not been material to the Company's strategy, results of operations, or financial condition, we continue to face increasing cybersecurity risks.

CSC's Board of Directors, supported by the Board Risk Committee, oversees Schwab's enterprise risk management process and policies, including cybersecurity risks. Integrated within the Company's overall enterprise risk management program, Schwab has an established information security program that is regularly assessed against formal industry standards and knits together complementary tools, controls, and technologies to protect systems, client accounts, and data. We deploy advanced monitoring systems to identify suspicious activity and deter unauthorized access by internal or external actors, and work collaboratively with government agencies, law enforcement, and other financial institutions to address potential threats. We evaluate and manage risk related to third-party vendors, assessing their cybersecurity programs and practices both prior to onboarding and over the term of service. We also maintain policies, standards, and procedures, which apply to employees, contractors, and third parties, regarding the standard of care expected with all of our data, whether the data is internal company information, employee information, or non-public client information. This includes limiting the number of employees who have access to clients' personal information and internal authentication measures enforced to protect against the unauthorized use of employee credentials. Employees who handle sensitive information are trained in privacy and security, including training on recognizing social engineering. Schwab also engages with external firms specializing in discrete areas of cybersecurity to assess the Company's practices, vulnerabilities, and overall cyber risk posture.

Schwab's corporate cybersecurity program is led by our Chief Information Security Officer (CISO), who reports up to our Chief Technology, Operations and Data Officer. The current CISO was recently appointed after serving in another senior leadership role in technology risk management for more than seven years at the Company. The CISO is responsible for our overall cybersecurity strategy, security engineering, security operations, cyber threat detection and incident response, and technology risk and compliance. Our CISO has extensive experience assessing and managing cybersecurity risk, and is supported by a cybersecurity organization comprised of hundreds of professionals, many of whom hold various certifications, such as Certified Information Systems Security Professional, Certified Information Security Manager, and Certified in Risk and Information System Control. Our CISO and Chief Technology, Operations and Data Officer regularly review our cybersecurity program and our prevention, detection, mitigation, and remediation efforts with management-level risk committees and the Board Risk Committee, and we maintain a process for timely escalation of significant risk events to senior management and the Board.

See Item 1A. Risk Factors for additional discussion on information security risks. See also Part II – Item 7 – Risk Management for additional information on the Company's Enterprise Risk Management Framework, including further discussion of the Company's risk governance and the management of related risks.

Item 2.   Properties

As part of our real estate energy management program, Schwab incorporates sustainable practices to guide our facilities' design, materials, and building technologies. A summary of Schwab's significant locations is presented in the following table.

December 31, 2025	Square Footage	
(amounts in thousands)	Leased	Owned
Location		
Corporate headquarters:		
Westlake, TX	22	1,062
Service and other office space:		
Phoenix, AZ	67	728
Denver, CO	—	759
Omaha, NE	—	578
Austin, TX	—	561
Orlando, FL	57	420
Southlake, TX	—	375
Indianapolis, IN	—	161
St. Louis, MO	—	158
Richfield, OH	—	117
El Paso, TX	—	105
Chicago, IL	67	—
Jersey City, NJ	37	—

The square footage amounts presented in the table above are net of space that has been subleased to third parties. Our corporate headquarters, data centers, offices, and service centers support both of our segments.

As of December 31, 2025, the Company had more than 380 domestic branch offices in 48 states and the District of Columbia, as well as locations in Puerto Rico, the United Kingdom, Hong Kong, and Singapore. Substantially all branch offices are located in leased premises.

Item 3.   Legal Proceedings

For a discussion of legal proceedings, see Part II – Item 8 – Note 15.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

CSC's common stock is listed on The New York Stock Exchange under the ticker symbol SCHW. The number of common stockholders of record as of January 30, 2026, was 4,132. The closing market price per share on that date was $103.92.

The following graph shows a five-year comparison of cumulative total returns for CSC's common stock, the Standard & Poor's® 500 Index (S&P 500®), and the Dow Jones U.S. Investment Services Index, each of which assumes an initial investment of $100 and reinvestment of dividends.



December 31,	2020	2021	2022	2023	2024	2025
The Charles Schwab Corporation	$ 100	$ 160	$ 160	$ 135	$ 147	$ 201
S&P 500®	$ 100	$ 129	$ 105	$ 133	$ 166	$ 196
Dow Jones U.S. Investment Services Index	$ 100	$ 140	$ 126	$ 143	$ 183	$ 231

Securities Authorized for Issuance Under Equity Compensation Plans

For information relating to compensation plans under which our equity securities are authorized for issuance, see Item 8 – Note 21 and Part III – Item 12.

Issuer Purchases of Equity Securities

On July 24, 2025, CSC publicly announced that its Board of Directors terminated its prior share repurchase authorization and replaced it with a new authorization to repurchase up to $20.0 billion of common stock. The new share repurchase authorization does not have an expiration date. See also Item 8 – Note 19.

THE CHARLES SCHWAB CORPORATION

The following table summarizes purchases made by or on behalf of CSC of its common stock for each calendar month in the fourth quarter of 2025 (in millions, except number of shares, which are in thousands, and per share amounts):

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Publicly Announced Program
October:				
Share repurchase program	10,377	$ 94.12	10,377	$ 16,273
Employee transactions [1]	13	$ 94.20	N/A	N/A
November:				
Share repurchase program	9,825	$ 93.11	9,825	$ 15,358
Employee transactions [1]	31	$ 95.13	N/A	N/A
December:				
Share repurchase program	8,989	$ 94.87	8,989	$ 14,505
Employee transactions [1]	7	$ 95.70	N/A	N/A
Total:				
Share repurchase program	29,191	$ 94.01	29,191	$ 14,505
Employee transactions [1]	51	$ 94.97	N/A	N/A

[1] Includes restricted shares withheld (under the terms of grants under employee stock incentive plans) to offset tax withholding obligations that occur upon vesting and release of restricted shares. CSC may receive shares delivered or attested to pay the exercise price and/or to satisfy tax withholding obligations by employees who exercise stock options granted under employee stock incentive plans, which are commonly referred to as stock swap exercises.

N/A Not applicable.

Item 6.   Reserved

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "prioritize," "will," "may," "estimate," "appear," "could," "would," "expand," "aim," "maintain," "continue," "seek," and other similar expressions. In addition, any statements that refer to expectations, strategy, objectives, projections, or other characterizations of future events or circumstances are forward-looking statements.

These forward-looking statements, which reflect management's expectations and objectives as of the date hereof, are based on the best judgment of Schwab's senior management. These statements relate to, among other things:

- Maximizing our market valuation and stockholder returns over time; and our belief that developing trusted relationships will translate into more client assets which drives revenue and, along with expense discipline and thoughtful capital management, generates earnings growth and builds stockholder value (see Business Strategy and Competitive Environment, and Products and Services in Part I – Item 1);
- Industry and competitive trends including artificial intelligence, digital assets, private company securities and other alternative investments;
- The Company's plan to provide increased access for clients to trade in digital assets including select cryptocurrencies (see Products and Services in Part I – Item 1);
- The acquisition and integration of Forge and its private markets capabilities (see Business Acquisition in Part I – Item 1; Overview in Part II – Item 7, and Results of Operations in Part II – Item 7);
- Capital expenditures and expense management (see Results of Operations in Overview and Results of Operations – Total Expenses Excluding Interest in Part II – Item 7);
- Net interest revenue, client cash allocation behavior, and adjustment of rates paid on client-related liabilities (see Results of Operations – Net Interest Revenue in Part II – Item 7);
- Wholesale funding and funding strategy (see Results of Operations in Part II – Item 7, and Liquidity Risk in Part II – Item 7);
- Management of interest rate risk; modeling and assumptions, the impact of changes in interest rates on net interest margin and revenue, bank deposit account fee revenue, economic value of equity (EVE), and liability and asset duration (see Risk Management in Part II – Item 7);
- Sources and uses of liquidity (see Liquidity Risk in Part II – Item 7);
- Capital management; long-term operating objective; and uses of capital and return of excess capital to stockholders (see Capital Management in Part II – Item 7; and Commitments and Contingencies in Part II – Item 8 – Note 15);
- The expected impact of proposed and final rules (see Current Regulatory and Other Developments in Part II – Item 7 and Regulation in Part I – Item 1);
- The expected impact of new accounting standards not yet adopted (see Summary of Significant Accounting Policies in Part II – Item 8 – Note 2);
- The likelihood of indemnification and guarantee payment obligations and clients failing to fulfill contractual obligations (see Commitments and Contingencies in Part II – Item 8 – Note 15, and Financial Instruments Subject to Off-Balance Sheet Credit Risk – Note 17); and
- The outcome and impact of legal proceedings and regulatory matters (see Commitments and Contingencies in Part II – Item 8 – Note 15, and Legal Proceedings in Part I – Item 3).

Achievement of these expectations and objectives is subject to certain risks and uncertainties that could cause actual results to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of documents incorporated by reference, as of the date of those documents.

Important factors that may cause actual results to differ include, but are not limited to:

- General economic and market conditions, including the level of interest rates, equity market valuations and volatility;
- The impact of new and emerging technologies;
- Our ability to attract and retain clients, develop trusted relationships, and grow client assets;
- Client use of our advisory and lending solutions and other products and services;

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

- The level of client assets, including cash balances;
- Client cash allocations and sensitivity to deposit rates;
- Competitive pressure on pricing, including deposit rates;
- The level and mix of client trading activity, including daily average trades, margin balances, and balance sheet cash;
- Regulatory guidance and adverse impacts from new or changed legislation, rulemaking or regulatory expectations;
- Capital and liquidity needs and management;
- Our ability to manage expenses;
- Our ability to attract and retain talent;
- Our ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance our infrastructure, in a timely and successful manner;
- Management's ability to close the acquisition of Forge on the anticipated terms and timing;
- Our ability to monetize client assets;
- Our ability to support client activity levels;
- Increased compensation and other costs;
- Real estate and workforce decisions;
- The timing and scope of technology projects;
- Balance sheet positioning relative to changes in interest rates;
- Interest-earning asset mix and growth;
- Our ability to access funding sources;
- Prepayment levels for mortgage-backed securities;
- Balance sheet positioning relative to changes in interest rates;
- Regulatory and legislative developments;
- Adverse developments in litigation or regulatory matters and any related charges; and
- Potential breaches of contractual terms for which we have indemnification and guarantee obligations.

Certain of these factors, as well as general risk factors affecting the Company, are discussed in greater detail in Risk Factors in Part I – Item 1A.

GLOSSARY OF TERMS

Active brokerage accounts: Brokerage accounts with activity within the preceding 270 days.

Accumulated Other Comprehensive Income (AOCI): A component of stockholders' equity which primarily includes unrealized gains and losses on available for sale (AFS) securities and securities transferred from the AFS category to the held to maturity (HTM) category.

Asset-backed securities: Debt securities backed by financial assets such as loans or receivables.

Assets receiving ongoing advisory services: Market value of all client assets custodied at the Company under the guidance of an independent advisor or enrolled in one of Schwab's managed investing solutions at the end of the reporting period.

Bank deposit account balances (BDA balances): Clients' uninvested cash balances held off-balance sheet in deposit accounts at unconsolidated third-party financial institutions, pursuant to the 2023 IDA agreement or agreements with other third-party financial institutions. Average BDA balances represent the daily average balance for the reporting period.

Basel III: Global regulatory standards on bank capital adequacy and liquidity issued by the Basel Committee on Banking Supervision.

Basis point: One basis point equals 1/100th of 1%, or 0.01%.

Client assets: The market value, as of the end of the reporting period, of all client assets in our custody, BDA balances, and proprietary products, which includes both cash and securities. Average client assets are the daily average client asset balance for the reporting period.

Client cash as a percentage of client assets: Calculated as the value, at the end of the reporting period, of all money market fund balances, bank deposits excluding brokered CDs issued by CSB, Schwab One® balances, BDA balances, and certain cash equivalents divided by client assets.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Common Equity Tier 1 (CET1) Capital: The sum of common stock and related surplus net of treasury stock, retained earnings, AOCI, and qualifying minority interests, less applicable regulatory adjustments and deductions. As a Category III banking organization, CSC has elected to exclude most components of AOCI from CET1 Capital.

Common Equity Tier 1 Risk-Based Capital Ratio: The ratio of CET1 Capital to total risk-weighted assets as of the end of the period.

Core net new client assets: Net new client assets before significant one-time inflows or outflows, such as acquisitions/ divestitures or extraordinary flows (generally greater than $25 billion ($10 billion prior to 2025)) relating to a specific client, and activity from off-platform brokered CDs issued by CSB. These flows may span multiple reporting periods.

Customer Protection Rule: Refers to Rule 15c3-3 of the Securities Exchange Act of 1934.

Daily Average Trades (DATs): Includes daily average revenue trades by clients, trades by clients in asset-based pricing relationships, commission-free trades, and allocated trades by investment advisors.

Delinquency roll rates: The rates at which loans transition through delinquency stages, ultimately resulting in a loss. Schwab considers a loan to be delinquent if it is 30 days or more past due.

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act): Regulatory reform legislation containing numerous provisions which expanded prudential regulation of large financial services companies.

Duration: Duration is typically used to measure the expected change in value of a financial instrument for a 1% change in interest rates, expressed in years.

First Mortgages: Refers to first lien residential real estate mortgage loans.

Full-time equivalent employees: Represents the total number of hours worked divided by a 40-hour work week for the following categories: full-time, part-time, and temporary employees and persons employed on a contract basis.

High Quality Liquid Assets (HQLA): HQLA is defined by the Federal Reserve, but includes assets that are actively traded and readily convertible to cash in times of stress.

Industry Fees: Includes fees collected from clients for certain securities transactions to offset, as applicable, charges assessed on the Company by SROs and foreign governments. Such charges include Section 31 fees, FINRA trading activity fees, options regulatory fees, proprietary index options fees, and foreign transaction tax on American Depositary Receipts.

Interest-bearing liabilities: Primarily includes bank deposits, payables to brokerage clients, payables to brokers, dealers, and clearing organizations, Federal Home Loan Bank (FHLB) borrowings, other short-term borrowings, and long-term debt on which Schwab pays interest.

Interest-earning assets: Primarily includes cash and cash equivalents, cash and investments segregated, receivables from brokerage clients, investment securities, and bank loans on which Schwab earns interest.

Investment grade: Defined as a rating equivalent to a Moody's Investors Service (Moody's) rating of "Baa3" or higher, or a Standard & Poor's Rating Group (Standard & Poor's) or Fitch Ratings, Inc. (Fitch) rating of "BBB-" or higher.

Liquidity Coverage Ratio (LCR): The ratio of HQLA to projected net cash outflows during a 30-day stress scenario.

Loan-To-Value (LTV) ratio: Calculated as the principal amount of a loan divided by the value of the collateral securing the loan.

Margin loans: Money borrowed against the value of certain stocks, bonds, and mutual funds in a client portfolio. The borrowed money can be used to purchase additional securities or to meet short-term financial needs.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Master netting arrangement: An agreement between two counterparties that have multiple contracts with each other that provides for net settlement of all contracts through a single cash payment in the event of default or termination of any one contract.

Mortgage-backed securities: A type of asset-backed security that is secured by a mortgage or group of mortgages.

Net interest margin: Net interest revenue (annualized for interim periods) divided by average interest-earning assets.

Net new client assets: Total inflows of client cash and securities to Schwab less client outflows. Inflows include dividends and interest; outflows include commissions and fees. Capital gains distributions are excluded.

Net Stable Funding Ratio (NSFR): The ratio of the amount of available stable funding relative to the amount of required stable funding.

New brokerage accounts: All brokerage accounts opened during the period, as well as any accounts added via acquisition.

Nonperforming assets: The total of nonaccrual loans and other real estate owned.

Order flow revenue: Payments received from trade execution venues to which our broker-dealer subsidiary sends equity and option orders.

Pledged Asset Line® (PAL): A non-purpose revolving line of credit from a banking subsidiary secured by eligible assets held in a separate pledged brokerage account maintained at CS&Co.

Return on average common stockholders' equity: Calculated as net income available to common stockholders (annualized for interim periods) divided by average common stockholders' equity.

Risk-weighted assets: Computed by assigning specific risk-weightings to assets and off-balance sheet instruments for capital adequacy calculations.

Tier 1 Capital: The sum of CET1 Capital and additional Tier 1 Capital instruments and related surplus, less applicable adjustments and deductions.

Tier 1 Leverage Ratio: End-of-period Tier 1 Capital divided by adjusted average total consolidated assets for the period.

Trading days: Days in which the markets/exchanges are open for the buying and selling of securities. Early market closures are counted as half-days.

U.S. federal banking agencies: Refers to the Federal Reserve, the Office of the Comptroller of the Currency, the FDIC, and the CFPB.

Uniform Net Capital Rule: Refers to Rule 15c3-1 under the Securities Exchange Act of 1934, which specifies minimum capital requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers at all times.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

OVERVIEW

Management focuses on several client activity and financial metrics in evaluating Schwab's financial position and operating performance. We believe that metrics relating to net new and total client assets, as well as client cash levels and utilization of advisory services, offer perspective on our business momentum and client engagement. Data on new and total client brokerage accounts provides additional perspective on our ability to attract and retain new business. Total net revenue growth, pre-tax profit margin, EPS, return on average common stockholders' equity, and the consolidated Tier 1 Leverage Ratio provide broad indicators of Schwab's overall financial health, operating efficiency, and ability to generate acceptable returns. Total expenses excluding interest as a percentage of average client assets is a measure of operating efficiency.

Results for the years ended December 31, 2025, 2024, and 2023 are as follows:

	Percent Change 2025-2024	2025	2024	2023
Client Metrics				
Net new client assets (in billions) [1]	38%	$ 498.6	$ 361.6	$ 337.2
Core net new client assets (in billions)	42%	$ 519.4	$ 366.9	$ 305.7
Client assets (in billions, at year end)	18%	$11,903.0	$10,101.3	$ 8,516.6
Average client assets (in billions)	15%	$10,809.0	$ 9,400.4	$ 7,793.8
New brokerage accounts (in thousands)	13%	4,692	4,170	3,806
Active brokerage accounts (in thousands, at year end)	6%	38,506	36,456	34,838
Assets receiving ongoing advisory services (in billions, at year end)	19%	$ 6,020.3	$ 5,061.7	$ 4,338.8
Client cash as a percentage of client assets (at year end)		9.7%	10.1%	10.5%
Company Financial Information and Metrics				
Total net revenues	22%	$ 23,921	$ 19,606	$ 18,837
Total expenses excluding interest	5%	12,462	11,914	12,459
Income before taxes on income	49%	11,459	7,692	6,378
Taxes on income	49%	2,607	1,750	1,311
Net income	49%	8,852	5,942	5,067
Preferred stock dividends and other	(6)%	435	464	418
Net income available to common stockholders	54%	$ 8,417	$ 5,478	$ 4,649
Earnings per common share — diluted	56%	$ 4.65	$ 2.99	$ 2.54
Net revenue growth from prior year		22%	4%	(9)%
Pre-tax profit margin		47.9%	39.2%	33.9%
Return on average common stockholders' equity		21%	15%	16%
Expenses excluding interest as a percentage of average client assets		0.12%	0.13%	0.16%
Consolidated Tier 1 Leverage Ratio (at year end)		9.3%	9.9%	8.5%
Non-GAAP Financial Measures [2]				
Adjusted total expenses		$ 11,950	$ 11,269	$ 11,029
Adjusted diluted EPS		$ 4.87	$ 3.25	$ 3.13
Return on tangible common equity		38%	35%	54%
Adjusted tier 1 leverage ratio (consolidated)		7.1%	6.8%	4.9%

[1] 2025 includes net outflows of $20.8 billion from off-platform brokered CDs issued by CSB. 2024 includes net outflows of $14.6 billion from off-platform brokered CDs issued by CSB, an inflow of $10.3 billion from a mutual fund clearing services client, and an outflow of $1.0 billion from an international relationship. 2023 includes net inflows of $32.5 billion from off-platform brokered CDs issued by CSB and $12.0 billion from a mutual fund clearing services client and outflows of $13.0 billion from an international relationship.

[2] See Non-GAAP Financial Measures for further details and a reconciliation of such measures to GAAP reported results.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

2025 Compared to 2024

Guided by our "Through Clients' Eyes" strategy, and with a generally supportive market and engaged clients, Schwab delivered growth in 2025 across multiple client metrics and in our financial results, and we continued to innovate to help our clients achieve their financial goals. Equity markets finished 2025 with significant full-year gains, as the S&P 500® rose 16% in 2025, and the NASDAQ Composite® rose 20% during the year. The Federal Reserve reduced the target federal funds rate by a total of 75 basis points in the third and fourth quarters.

With equity market gains and strong client asset gathering, Schwab's total client assets reached $11.90 trillion at December 31, 2025, up 18% on the year. Core net new assets for 2025 totaled $519.4 billion, increasing 42% from the prior year, and resulting in an annualized organic growth rate of 5.1%. In 2025, clients opened 4.7 million new brokerage accounts, an increase of 13% from the prior year, and active brokerage accounts totaled 38.5 million as of December 31, 2025, up 6% from year-end 2024. Our clients were highly engaged with the markets in 2025; clients' DATs were 7.7 million for full-year 2025 and 8.3 million in the fourth quarter, increasing 31% over both the prior year-to-date and fourth-quarter periods.

Schwab's financial performance in 2025 reflected strong asset gathering, sustained client engagement and equity market appreciation, continued demand for Schwab's lending offerings and managed investing solutions, as well as reduction of higher-cost funding and balanced expense management. Net income reached $8.9 billion in 2025, rising 49% from 2024, and diluted EPS was $4.65, an increase of 56% over the prior year. Adjusted diluted EPS [1] rose to $4.87 in 2025, higher by 50% from 2024.

Total net revenues increased 22% year-over-year to $23.9 billion in 2025. Net interest revenue was $11.8 billion in 2025, up 28% from 2024, due primarily to lower interest expense from reductions in bank supplemental funding and lower rates on funding sources, as well as growth in margin and bank lending and higher segregated cash and investments, which more than offset lower yields on interest-earning assets due to lower market rates. Asset management and administration fees totaled $6.5 billion in 2025, increasing 14% from 2024, due primarily to higher client asset balances, reflecting market appreciation, asset gathering, and growth in managed investing solutions and money market funds. Trading revenue was $3.9 billion in 2025, rising 20% from 2024, due primarily to higher trading volume. Bank deposit account fee revenue increased to $977 million in 2025, up 34% from the prior year, due primarily to higher net yields, partially offset by lower BDA balances.

Total expenses excluding interest were $12.5 billion in 2025, higher by 5% from 2024, and adjusted total expenses [1] were $12.0 billion in 2025, increasing 6% from the prior year. These increases reflect ongoing investments to support growth of the business and enhance client-serving capabilities while driving incremental efficiencies across the Company. The year-over-year changes in expenses were primarily attributable to higher compensation and benefits and higher professional services expense, due largely to growth in the business and volume-related costs, including higher incentive compensation driven by the Company's financial performance, partially offset by lower regulatory fees and assessments due to lower FDIC assessments.

Return on average common stockholders' equity was 21% in 2025, rising from 15% in 2024 as a result of higher net income, which more than offset higher average common stockholders' equity. Return on tangible common equity [1] (ROTCE) was 38% in 2025, up from 35% in 2024, as growth in adjusted net income available to common stockholders [1] more than offset growth in average common stockholders' equity. Average common stockholders equity increased primarily as a result of growth in retained earnings and improved average AOCI, partially offset by higher treasury stock due to common stock repurchases in 2025. The improvement in average AOCI was due to lower unrealized losses on AFS investment securities and securities previously transferred from AFS to HTM, reflecting decreases in market interest rates and lower investment holdings in 2025.

Schwab supported strong client demand for margin and bank lending in 2025, while significantly reducing bank supplemental funding to within a range generally consistent with our diversified funding strategy. Balance sheet assets totaled $491.0 billion as of December 31, 2025, higher by 2% from year-end 2024. Principal and interest from our AFS and HTM securities portfolios along with normal client cash behavior supported reduction of bank supplemental funding, which has included brokered CDs, FHLB borrowings, and borrowings under repurchase agreements at our banks. The Company reduced bank supplemental funding in 2025 by $44.8 billion, or 90%, to $5.1 billion at year-end 2025. Client sweep cash trends improved in 2025, with bank sweep deposits and payables to brokerage clients increasing by a total of $36.6 billion, or 12%. Client demand for margin loans increased significantly in 2025, with margin loans ending the year at $112.3 billion, up 34% from year-end 2024 and up 16% during the fourth quarter alone, supported by growth in bank and broker-dealer sweep cash, as well as wholesale funding. The growth in margin lending in 2025 reflects strong client demand and engagement amid rising equity markets and long/short strategies implemented by RIA clients. Bank loans totaled $58.0 billion at year-end 2025, increasing 28% during the year due primarily to growth of PALs and First Mortgages, which ended the year at $26.6 billion and $30.5 billion, respectively.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The Company returned meaningful excess capital in 2025. Total common stock repurchased during the year amounted to $7.3 billion. In addition, the Company increased its common dividend by 8% to $.27 per share in the first quarter of 2025, and redeemed its Series G preferred stock for $2.5 billion in the second quarter. Inclusive of these capital actions and organic capital generation from net income, the Company's consolidated Tier 1 Leverage Ratio was 9.3% at year-end 2025, down from 9.9% at December 31, 2024. Our consolidated adjusted Tier 1 Leverage Ratio [1] increased to 7.1% at December 31, 2025 from 6.8% at the prior year-end, driven by net income and improvement in AOCI in 2025.

Planned Acquisition of Forge

On November 6, 2025, Schwab announced that it had entered into a definitive agreement to acquire Forge, operator of a leading private market platform and trading marketplace, in a transaction valued at approximately $660 million. The Company anticipates that incorporating Forge's private company investment capabilities will enhance Schwab's ability to meet the evolving needs of investors across our growing client base. The transaction was approved by Forge's stockholders in January 2026, and is expected to close in March 2026, subject to customary closing conditions, including regulatory approvals.

2024 Compared to 2023

Through an evolving macroeconomic landscape in 2024, Schwab continued its "Through Clients' Eyes" strategy, striving to meet the needs of our diverse client base, while driving growth across multiple fronts and successfully completing the integration of Ameritrade Holding LLC and its consolidated subsidiaries (collectively referred to as Ameritrade). Amid easing inflation, the Federal Reserve began in September to cut interest rates for the first time in over four years, reducing the federal funds overnight rate by a total of 100 basis points in the third and fourth quarters. Equity markets were positive for the year in 2024, with the S&P 500® and the NASDAQ Composite® finishing the year higher by 23% and 29%, respectively.

Reflecting the strength of equity markets and organic asset gathering, total client assets rose to $10.10 trillion as of year-end 2024, up 19% from year-end 2023. Core net new assets totaled $366.9 billion in 2024, up 20% from 2023, and representing an annualized growth rate of 4.3%. Following the successful completion of our final Ameritrade client conversion in May, our organic growth trends strengthened, and core net new assets for the fourth quarter of 2024 were $114.8 billion, up 51% from the fourth quarter of 2023. We saw strong client engagement in the markets throughout 2024, with acceleration in the fourth quarter; clients' DATs were 5.9 million in full-year 2024 and 6.3 million in the fourth quarter, increasing 9% and 22%, respectively, from the same periods in 2023. Clients opened 4.2 million new brokerage accounts in 2024, a year-over-year increase of 10%, and active brokerage accounts ended 2024 at 36.5 million, up 5% on the year.

The Company's financial results in 2024 reflected the impact of positive equity markets, solid asset gathering, sustained client engagement, and improvement in client cash trends. Net income totaled $5.9 billion in 2024, up 17% year-over-year, and diluted EPS was $2.99, an increase of 18% over the prior year. Adjusted diluted EPS [1] was $3.25 in 2024, up 4% from $3.13 in 2023.

Total net revenues rose 4% year-over-year to $19.6 billion in 2024. Net interest revenue was $9.1 billion in 2024, down 3% from 2023, which reflected lower average interest-earning assets and higher rates on funding sources, partially offset by growth in margin and bank lending and lower bank supplemental funding. Client cash realignment activity continued to decelerate in 2024, and principal and interest payments on the AFS and HTM investment securities portfolios supported reductions in bank supplemental funding balances. Asset management and administration fees were $5.7 billion in 2024, increasing 20% from the prior year primarily as a result of growth in money market funds, equity market gains, and growth in managed investing solutions. Trading revenue was $3.3 billion in 2024, up 1% from the prior year, reflecting higher volume and changes in mix of client trading activity. Bank deposit account fee revenue totaled $729 million in 2024, up 3% year-over-year, due primarily to $97 million in breakage fees recognized in 2023, partially offset by lower average BDA balances. BDA balances totaled $87.6 billion at December 31, 2024, down 10% from year-end 2023 primarily resulting from lower client cash allocations.

Total expenses excluding interest were $11.9 billion in 2024, down 4% from 2023. This decrease reflected lower restructuring costs, lower acquisition and integration-related costs, and lower regulatory fees and assessments due primarily to a $172 million FDIC special assessment recognized in the fourth quarter of 2023. These lower expenses were partially offset by higher incentive compensation, higher depreciation and amortization due to continued investment to support growth of the business, and higher other expense. Other expense reflected higher industry fees resulting from the SEC's May 2024 fee rate increase. Adjusted total expenses [1] were $11.3 billion in 2024, up 2% from 2023. Acquisition and integration-related costs, amortization of acquired intangible assets, and restructuring costs totaled $645 million in 2024, down 55% from 2023, as substantially all of the Company's costs related to its restructuring were incurred in 2023, and spending for the Ameritrade integration decreased in 2024 as we completed the final integration activities.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Return on average common stockholders' equity was 15% in 2024, down from 16% in 2023, and ROTCE [1] was 35% in 2024, down from 54% in 2023. These changes reflect the benefit of higher net income in 2024 offset by higher average common stockholders' equity. Average common stockholders' equity was higher year-over-year due to higher retained earnings as well as higher average AOCI. The increase in average AOCI was driven by lower unrealized losses on our AFS investment securities portfolio and securities transferred in 2022 from AFS to HTM.

Employing our diligent approach to managing the balance sheet, Schwab supported client-driven growth in margin and bank lending, while reducing our bank supplemental funding in 2024. Total balance sheet assets decreased 3% during the year, though margin lending grew to $83.8 billion at year-end 2024, up 34%, and bank loans increased to $45.2 billion, rising 12% during the year. Principal and interest from our AFS and HTM securities portfolios, along with deceleration of client cash realignment from sweep products to higher-yielding investment solutions, supported a reduction in bank supplemental funding. Total bank supplemental funding ended 2024 at $49.9 billion, down $29.7 billion, or 37%, from year-end 2023, and down 49% from peak levels in May 2023. Supported by strength of net income, our consolidated Tier 1 Leverage Ratio increased to 9.9% as of December 31, 2024, and our consolidated adjusted Tier 1 Leverage Ratio [1] rose to 6.8%, ending the year within our long-term operating objective of 6.75% - 7.00%.

[1] Adjusted diluted EPS, adjusted total expenses, return on tangible common equity, adjusted net income available to common stockholders, and adjusted Tier 1 Leverage Ratio are non-GAAP financial measures. See Non-GAAP Financial Measures for further details and a reconciliation of such measures to GAAP reported results.

Integration of Ameritrade and Other Restructuring

The Company's integration of Ameritrade was completed as of December 31, 2024. Over the course of five client transition groups in 2023 and 2024, we converted approximately $1.9 trillion in client assets across more than 17 million client accounts, including 7,000 RIAs, from Ameritrade to the Schwab platform. In connection with these transitions, we experienced some expected attrition of client assets from retail accounts and RIAs, though such attrition was below our initial estimates when we announced the acquisition. Throughout the integration, the Company incurred total acquisition and integration-related costs and capital expenditures of approximately $2.5 billion. Acquisition and integration-related costs, which are inclusive of related exit costs, totaled $117 million and $401 million in 2024 and 2023, respectively. Over the course of the integration, we realized annualized run-rate cost synergies of approximately $2.0 billion.

In addition to cost synergies directly related to the integration of Ameritrade, the Company took incremental actions in 2023 and 2024 to streamline its operations to prepare for post-integration, including through position eliminations and decreasing its real estate footprint. Through these actions, the Company has realized approximately $500 million of incremental run-rate cost savings in addition to integration synergies. In order to achieve these cost savings, the Company incurred total exit and related costs, primarily related to employee compensation and benefits and facility exit costs, of approximately $500 million. Substantially all of these costs were recognized in 2023 and actions under the plan were completed as of December 31, 2024.

CURRENT REGULATORY AND OTHER DEVELOPMENTS

On June 12, 2025, the SEC withdrew certain notices of proposed rulemaking issued between March 2022 and November 2023, which the Company had been evaluating. The withdrawn proposals included the December 2022 equity market structure rule proposals, "Order Competition Rule" and "Regulation Best Execution".

On March 3, 2025, the FDIC also withdrew certain notices of proposed rulemaking issued in 2023 and 2024 that the Company had been evaluating, including the July 2024 proposal related to the brokered deposits framework.

In April 2024, the U.S. Department of Labor adopted a final rule to significantly broaden the definition of "fiduciary" under the Employee Retirement Income Security Act of 1974. Among other requirements, the rule, in conjunction with associated prohibited transaction exemptions (PTEs), subjects broker-dealers who provide non-discretionary investment advice to retirement plans and accounts to a "best interest" standard. The rule was scheduled to take effect September 23, 2024, with a one-year transition period for certain PTE provisions. In July 2024, in two separate industry lawsuits seeking to vacate the rule, federal district court judges stayed effectiveness of the rule pending resolution of litigation. The stay was appealed by the Department of Labor in late 2024, and in November 2025 the Department of Labor formally withdrew its appeal and the stay remains in place.

In November 2023, the FDIC approved a special assessment to recover losses incurred by the DIF to protect uninsured depositors due to the March 2023 closures of two banks. The Company recognized a charge of $172 million in 2023 for its

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

estimated portion of this special assessment. The FDIC has since provided updates to its estimated losses to recover. The Company has revised its estimates accordingly, resulting in an additional charge of $30 million recognized in 2024 and a subsequent reduction of $32 million recognized in 2025.

In August 2023, the U.S. federal banking agencies issued a proposed rulemaking on long-term debt requirements for certain large banking organizations. Among other things, the proposed rule would require CSC and our banking subsidiaries to maintain outstanding minimum levels of eligible long-term debt. The comment period for the proposed rule ended on January 16, 2024 and the rule proposal is subject to further modification. The proposed rule could have a significant impact on the amount of debt that CSC and our banking subsidiaries are required to maintain.

In July 2023, the U.S. federal banking agencies issued a notice of proposed rulemaking with amendments to the regulatory capital rules. Among other things, the proposed rules would require us to include AOCI in regulatory capital and to calculate our risk-weighted assets using a revised risk-based approach, a component of which is based on operational risk, phased in over a three-year transition period. The comment period for the proposed rules ended on January 16, 2024. The Company's capital management for consolidated CSC and our banking subsidiaries now incorporates measures that are inclusive of AOCI. See Capital Management for additional information.

RESULTS OF OPERATIONS

Total Net Revenues

The following table presents a comparison of revenue by category:

Year Ended December 31,	Percent Change 2025-2024	2025		2024		2023	
		Amount	% of Total Net Revenues	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues
Net interest revenue							
Interest revenue	—	$ 15,504	65%	$15,537	79%	$ 16,111	86%
Interest expense	(41)%	(3,754)	(16)%	(6,393)	(32)%	(6,684)	(36)%
Net interest revenue	28%	11,750	49%	9,144	47%	9,427	50%
Asset management and administration fees							
Mutual funds, ETFs, and CTFs	14%	3,665	15%	3,221	16%	2,563	13%
Managed investing solutions	15%	2,440	10%	2,129	11%	1,868	10%
Other	10%	401	2%	366	2%	325	2%
Asset management and administration fees	14%	6,506	27%	5,716	29%	4,756	25%
Trading revenue							
Commissions	13%	1,797	8%	1,591	8%	1,601	9%
Order flow revenue	31%	1,930	8%	1,477	7%	1,404	7%
Principal transactions	(1)%	194	1%	196	1%	225	1%
Trading revenue	20%	3,921	17%	3,264	16%	3,230	17%
Bank deposit account fees	34%	977	4%	729	4%	705	4%
Other	2%	767	3%	753	4%	719	4%
Total net revenues	22%	$ 23,921	100%	$19,606	100%	$ 18,837	100%

Net Interest Revenue

Schwab's primary interest-earning assets include cash and cash equivalents; cash and investments segregated; margin loans; investment securities; and bank loans. Schwab's interest-bearing liabilities are comprised of bank deposits and payables to brokerage clients, which together are the Company's primary funding source; payables to brokers, dealers, and clearing organizations (e.g., securities lending, broker-dealer repurchase agreements); FHLB borrowings; other short-term borrowings (e.g., commercial paper, bank repurchase agreements, other secured borrowings); and long-term debt. Schwab deploys the funds from these sources into the aforementioned interest-earning assets.

Revenue on interest-earning assets is affected by various factors, such as the composition of assets, prevailing interest rates and spreads at the time of origination or purchase, changes in interest rates on cash and cash equivalents, floating-rate securities and

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

loans, and changes in prepayment levels for mortgage-backed and other asset-backed securities and loans. Schwab establishes the rates paid on client-related liabilities, and management expects that it will generally adjust the rates paid on these liabilities at some fraction of any movement in short-term rates. Interest expense on long-term debt, FHLB borrowings, other short-term borrowings, and other funding sources is impacted by market interest rates at the time of borrowing and changes in interest rates on floating-rate liabilities. Schwab's use and the financial impacts of the Company's various funding sources are dependent on a number of market and client activity factors. Net interest revenue also reflects the impacts of derivatives used to manage interest rate risk. See also Risk Management – Market Risk and Item 8 – Note 16 for additional information.

The Federal Reserve maintained the upper bound of the target overnight rate at 4.50% for most of the first nine months of 2025 before reducing the rate by 25 basis points in the third quarter and an additional 50 basis points across two cuts in the fourth quarter of 2025.

Schwab's average interest-earning assets in 2025 were relatively consistent in aggregate with 2024, while the mix of interest-earning assets shifted year-over-year to reflect higher margin and bank lending, higher cash and investments segregated, and lower balances of AFS and HTM securities. Client demand for margin and bank lending was strong during 2025, reflecting positive equity market performance and client engagement, as margin loan balances rebounded following market volatility in late March and early April, increasing in the third quarter and through the end of 2025. Margin loan balances ended the year at $112.3 billion, increasing 34% from year-end 2024. Total bank loans rose to $58.0 billion at year-end 2025, higher by 28% from December 31, 2024, due primarily to growth in PALs and First Mortgages.

Cash activity during 2025 reflected normal client cash behavior, inclusive of organic growth, and engagement in equity markets. Bank sweep deposits and payables to brokerage clients increased by a total of $36.6 billion, or 12% during 2025. Principal and interest payments on AFS and HTM securities, as well as transfers of $6.7 billion of BDA balances to our balance sheet (see Results of Operations – Bank Deposit Account Fees and Item 8 – Note 15), supported paydowns in bank supplemental funding of $44.8 billion, or 90% during 2025.

The Federal Reserve maintained the upper bound of the target overnight rate at 5.50% through most of 2024 before reducing the rate by 50 basis points during the third quarter and another 50 basis points across two cuts during the fourth quarter of 2024.

Average interest-earning assets decreased $45.6 billion in 2024 from 2023; however, Schwab saw strong client demand for margin and bank lending, which grew by 34% and 12%, respectively. Even as higher interest rates continued for much of the year, the pace of clients' reallocation of cash from sweep products to higher-yielding investment solutions further decelerated in 2024, particularly in the second half of the year. Bank sweep deposits and payables to brokerage clients increased by a total of $9.8 billion, or 4%, during the third quarter, and $30.1 billion, or 11%, in the fourth quarter of 2024, inclusive of typical seasonal cash inflows near year-end. Deceleration of client cash reallocation activity, along with principal and interest payments on the AFS and HTM securities portfolios, supported a reduction in bank supplemental funding of $14.9 billion, or 23%, during the fourth quarter and $29.7 billion, or 37%, for the full year ended December 31, 2024.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The following table presents net interest revenue information corresponding to interest-earning assets and funding sources on the consolidated balance sheets:

Year Ended December 31,	2025			2024			2023		
	Average Balance	Interest Revenue/ Expense	Average Yield/ Rate	Average Balance	Interest Revenue/ Expense	Average Yield/ Rate	Average Balance	Interest Revenue/ Expense	Average Yield/ Rate
Interest-earning assets									
Cash and cash equivalents	$ 28,054	$ 1,189	4.18%	$ 29,676	$ 1,539	5.10%	$ 37,846	$ 1,894	4.94%
Cash and investments segregated	44,359	1,862	4.14%	28,450	1,443	4.99%	28,259	1,355	4.73%
Receivables from brokerage clients [1]	87,300	5,700	6.44%	70,811	5,420	7.53%	61,914	4,793	7.64%
Available for sale securities [2]	74,478	1,538	2.06%	101,659	2,166	2.12%	137,178	2,987	2.17%
Held to maturity securities [2]	139,447	2,386	1.71%	152,566	2,636	1.72%	165,634	2,872	1.73%
Bank loans	50,595	2,168	4.28%	42,255	1,867	4.42%	40,234	1,664	4.14%
Total interest-earning assets	424,233	14,843	3.47%	425,417	15,071	3.51%	471,065	15,565	3.28%
Securities lending revenue		437			330			419	
Other interest revenue [1]		224			136			127	
Total interest-earning assets	$ 424,233	$ 15,504	3.62%	$ 425,417	$ 15,537	3.61%	$ 471,065	$ 16,111	3.39%
Funding sources									
Bank deposits [3]	$ 238,088	$ 1,185	0.50%	$ 256,212	$ 3,152	1.23%	$ 306,505	$ 3,363	1.10%
Payables to brokers, dealers, and clearing organizations	18,236	701	3.79%	8,522	372	4.30%	4,477	147	3.23%
Payables to brokerage clients [1]	94,884	244	0.26%	72,776	272	0.37%	66,842	271	0.41%
Other short-term borrowings	7,020	324	4.60%	9,146	504	5.51%	7,144	375	5.25%
Federal Home Loan Bank borrowings	7,682	356	4.57%	23,102	1,245	5.32%	34,821	1,810	5.14%
Long-term debt	21,093	836	3.91%	23,083	846	3.66%	22,636	715	3.16%
Total interest-bearing liabilities	387,003	3,646	0.94%	392,841	6,391	1.62%	442,425	6,681	1.51%
Non-interest-bearing funding sources	37,230			32,576			28,640		
Other interest expense [1]		108			2			3	
Total funding sources	$ 424,233	$ 3,754	0.88%	$ 425,417	$ 6,393	1.49%	$ 471,065	$ 6,684	1.41%
Net interest revenue		$ 11,750	2.74%		$ 9,144	2.12%		$ 9,427	1.98%

[1] Beginning in the fourth quarter of 2025, average balances of client margin loans and short credits related to certain client long/short strategies from which the Company earns a fixed net yield are excluded from interest-earning assets and funding sources. Average margin loans and average short credits related to these client strategies totaled $2.8 billion for the year ended December 31, 2025. Interest revenue and expense related to these client strategies are presented in other interest revenue and other interest expense, respectively. The amounts and average yields for 2025 have been reclassified and recalculated to reflect this change. Prior-year amounts were not impacted by this change.
[2] Amounts have been calculated based on amortized cost. Interest revenue on investment securities is presented net of related premium amortization.
[3] Average balance includes $15.0 billion, $37.4 billion, and $36.0 billion of brokered CDs in 2025, 2024 and 2023, respectively.

Net interest revenue increased $2.6 billion, or 28%, in 2025 from 2024 primarily due to lower balances of bank supplemental funding, lower average rates paid on funding sources, growth in margin and bank lending, and increases in securities lending revenue, partially offset by lower yields on floating-rate assets due to lower market rates. Average interest-earning assets for 2025 decreased slightly compared to 2024. This decrease was primarily due to lower average balances in AFS and HTM securities, as cash inflows from investment securities were used to pay down bank supplemental funding, largely offset by higher balances of cash and investments segregated, growth in margin lending which was supported by higher payables to brokerage clients and payables to brokers, dealers, and clearing organizations, and increased bank lending.

Net interest margin increased to 2.74% in 2025, from 2.12% in 2024, as reduced balances of bank supplemental funding and lower rates paid on funding sources more than offset lower yields on floating-rate assets due to lower market interest rates.

With the paydowns of bank supplemental funding during 2025, the outstanding balance of $5.1 billion as of December 31, 2025 is within a range generally consistent with our diversified funding strategy. See also Risk Management – Liquidity Risk and Item 8 – Notes 12, 13, and 17 for additional information on these and other funding sources.

Net interest revenue decreased $283 million, or 3%, in 2024 from 2023 primarily due to lower average interest-earning assets, higher average rates paid on most funding sources, and lower net interest revenue contributed from securities lending, partially offset by growth in margin and bank lending and lower bank supplemental funding. Average interest-earning assets for 2024 were lower by 10% compared to 2023. This decrease was primarily due to lower average bank sweep deposits, reflecting client cash reallocation and strong client engagement in the equity markets, as well as reduction in bank supplemental funding. The decreases in average interest-earning assets in 2024 were partially offset by growth in margin lending, which was supported by higher payables to brokerage clients and increased securities lending, and growth in bank loans. Net interest margin increased to

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

2.12% in 2024, from 1.98% in 2023, as improved average yields on interest-earning assets offset higher rates paid across interest-bearing funding sources.

Asset Management and Administration Fees

Asset management and administration fees include mutual fund, ETF, and CTF service fees and fees for other asset-based financial services provided to individual and institutional clients. Schwab earns mutual fund, ETF, and CTF service fees for shareholder services, administration, and investment management provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. Asset management and administration fees are based upon the daily balances of client assets invested in these funds and do not include securities lending revenues earned by proprietary mutual funds, ETFs, and CTFs, as those amounts, net of program fees, are credited to the fund shareholders. Proprietary CTFs may, but generally do not, directly participate in securities lending. The fair values of client assets included in proprietary and third-party mutual funds, ETFs, and CTFs are based on quoted market prices and other observable market data.

We also earn asset management fees for managed investing solutions, which include managed portfolios, specialized strategies, and customized investment advice. Other asset management and administration fees include various asset-based fees, such as trust fees, 401(k) recordkeeping fees, mutual fund clearing fees, and non-balance based service and transaction fees.

Asset management and administration fees vary with changes in the balances of client assets due to market fluctuations and client activity.

The following table presents asset management and administration fees, average client assets, and average fee yields:

Year Ended December 31,	2025			2024			2023		
	Average Client Assets	Revenue	Average Fee	Average Client Assets	Revenue	Average Fee	Average Client Assets	Revenue	Average Fee
Schwab money market funds	$ 652,798	$ 1,783	0.27%	$ 539,113	$ 1,461	0.27%	$ 391,864	$ 1,034	0.26%
Schwab equity and bond funds, ETFs, and CTFs	708,243	516	0.07%	588,999	462	0.08%	471,832	382	0.08%
Mutual Fund OneSource® and other NTF funds [1]	404,065	966	0.24%	342,615	878	0.26%	249,131	657	0.26%
Other third-party mutual funds and ETFs [1]	620,042	400	0.06%	611,999	420	0.07%	640,689	490	0.08%
Total mutual funds, ETFs, and CTFs [2]	$ 2,385,148	$ 3,665	0.15%	$ 2,082,726	$ 3,221	0.15%	$ 1,753,516	$ 2,563	0.15%
Managed investing solutions [2]:									
Fee-based	$ 633,960	$ 2,440	0.38%	$ 542,253	$ 2,129	0.39%	$ 458,114	$ 1,868	0.41%
Non-fee-based	125,333	—	—	111,571	—	—	96,633	—	—
Total managed investing solutions	$ 759,293	$ 2,440	0.32%	$ 653,824	$ 2,129	0.33%	$ 554,747	$ 1,868	0.34%
Other balance-based fees [3]	893,953	318	0.04%	776,715	286	0.04%	608,170	254	0.04%
Other [4]		83			80			71	
Total asset management and administration fees		$ 6,506			$ 5,716			$ 4,756	

[1] 2025 and 2023 include transfers from other third-party mutual funds and ETFs to Mutual Fund OneSource® and other NTF funds.
[2] Average client assets for managed investing solutions may also include the asset balances contained in the mutual fund and/or ETF categories listed above.
[3] Includes various asset-related fees, such as trust fees, 401(k) recordkeeping fees, and mutual fund clearing fees and other service fees.
[4] Includes miscellaneous service and transaction fees relating to mutual funds and ETFs that are not balance-based.

Asset management and administration fees increased by $790 million, or 14%, in 2025 from 2024, due primarily to growth in Schwab money market funds and fee-based managed investing solutions, as well as growth in Mutual Fund OneSource®, and Schwab equity and bond funds, ETFs, and CTFs. This growth was driven primarily by higher client asset balances, reflecting year-over-year equity market appreciation, the Company's asset gathering, and net inflows into managed investing solutions.

Asset management and administration fees increased by $960 million, or 20%, in 2024 from 2023, primarily as a result of higher balances in Schwab money market funds as clients shifted their cash allocations to higher-yielding investment solutions. The increase in asset management and administration fees in 2024 was also due to growth in balances in fee-based managed investing solutions and Mutual Fund OneSource, as a result of strong equity markets and, for managed investing solutions, net inflows of client assets.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The following table presents a roll forward of client assets for the Schwab money market funds, Schwab equity and bond funds, ETFs, and CTFs, and Mutual Fund OneSource® and other NTF funds. The following funds generated 50%, 49%, and 44% of the asset management and administration fees earned during 2025, 2024, and 2023, respectively:

	Schwab Money Market Funds			Schwab Equity and Bond Funds, ETFs, and CTFs			Mutual Fund OneSource® and Other NTF Funds		
Year Ended December 31,	2025	2024	2023	2025	2024	2023	2025	2024	2023
Balance at beginning of period	$ 596,531	$ 476,409	$ 278,926	$ 627,166	$ 506,149	$ 412,942	$ 347,798	$ 306,222	$ 235,738
Net inflows (outflows)	71,375	98,224	180,513	48,871	38,138	23,301	(30,827)	(24,445)	(28,741)
Net market gains (losses) and other [1]	25,909	21,898	16,970	96,649	82,879	69,906	137,236	66,021	99,225
Balance at end of period	$ 693,815	$ 596,531	$ 476,409	$ 772,686	$ 627,166	$ 506,149	$ 454,207	$ 347,798	$ 306,222

[1] 2025 and 2023 include $63.3 billion and $39.8 billion, respectively, of transfers from other third-party mutual funds and ETFs to Mutual Fund OneSource® and Other NTF Funds.

Trading Revenue

Trading revenue includes commissions, order flow revenue, and principal transactions revenue. Commission revenue is affected by volume and mix of trades executed. Order flow revenue is comprised of payments received from trade execution venues to which our broker-dealer subsidiary sends equity and option orders. Order flow revenue is affected by volume and mix of client trades, as well as pricing received from trade execution venues. Principal transactions revenue is recognized primarily as a result of accommodating clients' fixed income trading activity, and includes adjustments to the fair value of securities positions held to facilitate such client trading activity. Principal transactions revenue also includes unrealized gains and losses on cash and investments segregated for regulatory purposes.

The following tables present trading revenue, client trading activity, and related information:

Year Ended December 31,	Percent Change 2025-2024	2025	2024	2023
Commissions	13%	$ 1,797	$ 1,591	$ 1,601
Order flow revenue				
Options	16%	1,167	1,010	949
Equities	63%	763	467	455
Total order flow revenue	31%	1,930	1,477	1,404
Principal transactions	(1)%	194	196	225
Total trading revenue	20%	$ 3,921	$ 3,264	$ 3,230

Year Ended December 31,	Percent Change 2025-2024	2025	2024	2023
DATs (in thousands)	31%	7,667	5,862	5,394
Product as a percentage of DATs				
Equities		55%	53%	49%
Derivatives		21%	21%	23%
ETFs		18%	19%	20%
Mutual funds		5%	6%	6%
Fixed income		1%	1%	2%
Number of trading days	(1)%	248.5	250.5	249.0
Revenue per trade [1]	(7)%	$ 2.06	$ 2.22	$ 2.41

[1] Revenue per trade is calculated as trading revenue divided by the product of DATs multiplied by the number of trading days.

Trading revenue increased $657 million, or 20%, in 2025 compared to 2024, driven by an increase in order flow and commission revenue due primarily to higher client trading volume.

Trading revenue increased $34 million, or 1%, in 2024 compared to 2023, driven by an increase in order flow revenue reflecting higher volume and changes in the mix of client trading activity. This increase was offset by a decrease in principal transactions revenue due to lower volume in fixed income trading and lower market interest rates. Commission revenue was relatively flat due to higher volume offset by changes in the mix of client trading activity.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Bank Deposit Account Fees

The Company earns bank deposit account fee revenue from the TD Depository Institutions, in accordance with the 2023 IDA agreement. Bank deposit account fee revenue is presented net of interest paid to clients, and other applicable fees, and is affected by changes in interest rates and the composition of balances designated as fixed- and floating-rate obligation amounts. See Item 8 – Note 15 for additional information.

The following table presents bank deposit account fee revenue and related information:

Year Ended December 31,	Percent Change 2025-2024		2025		2024		2023
Bank deposit account fees	34%	$	977	$	729	$	705
Average BDA balances	(8)%	$	80,329	$	86,846	$	104,227
Average net yield			1.22%		0.84%		0.68%
Percentage of average BDA balances designated as:							
Fixed-rate balances			78%		86%		92%
Floating-rate balances			22%		14%		8%

Bank deposit account fees increased $248 million, or 34%, in 2025 compared to 2024, primarily due to a decrease in the amount paid to clients as a result of lower interest rates. This was partially offset by lower average BDA balances, which reduced the base on which bank deposit account fees are earned. The decrease in average BDA balances in 2025 compared to 2024 was primarily due to the transfer of $6.7 billion of BDA balances to Schwab's balance sheet after September 10, 2025, as well as client cash allocation decisions in 2024 in response to elevated short-term market interest rates through most of 2024. Pursuant to the 2023 IDA agreement, after September 10, 2025, Schwab has broader discretion to withdraw balances, subject to certain constraints, as described in Item 8 – Note 15. Transfers of BDA balances to Schwab's balance sheet result in lower balances upon which bank deposit account fee revenue is earned but provide a source of funding to invest in interest-earning assets or reduce reliance on borrowings to increase net interest revenue.

Average net yield increased in 2025 compared to 2024 due to an increase in the average amount of floating-rate BDA balances, which earned higher net yields relative to fixed-rate balances. This was partially offset by a decrease in the average net yields earned on both fixed-rate and floating-rate BDA balances compared to 2024. The percentages of BDA balances designated as fixed-rate and floating-rate obligation amounts as of December 31, 2025 were 78% and 22%, respectively.

Bank deposit account fees increased $24 million, or 3%, in 2024 compared to 2023. This increase reflected the impact of breakage fees of $97 million incurred in 2023 as a result of ending other third-party bank arrangements and a decrease in the amount paid to clients due to interest rates declining in the third and fourth quarters of 2024, partially offset by lower average BDA balances. The decrease in average BDA balances in 2024 compared to 2023 was primarily due to client cash allocation decisions in response to higher short-term market interest rates. Average net yield increased in 2024 compared to 2023 due to the breakage fees incurred in 2023 and an increase in the average amount of and average net yield on floating-rate BDA balances, which was partially offset by a decrease in average net yield on fixed-rate BDA balances. The percentages of BDA balances designated as fixed-rate and floating-rate obligation amounts as of December 31, 2024 were 76% and 24%, respectively.

Other Revenue

Other revenue includes industry fees, certain service fees, other gains and losses from the sale of assets, and the provision for credit losses on bank loans.

Other revenue increased $14 million, or 2%, in 2025 compared to 2024, primarily due to higher other service fees and gains recognized on certain equity investments, partially offset by higher losses recognized on sales of AFS securities, higher provision for credit losses on bank loans, and lower industry fees. Effective May 14, 2025, the SEC decreased the fee rate applicable to most securities transactions to zero from the rate in effect since May 22, 2024. This change resulted in lower industry fees in 2025 compared to 2024.

Other revenue increased $34 million, or 5%, in 2024 compared to 2023 primarily due to higher industry fees and lower losses recognized on sales of AFS securities, partially offset by certain lower service and other fees and a smaller release from the provision for credit losses on bank loans. Industry fees increased in 2024 due to higher average SEC fee rates in effect during 2024 compared to 2023. Effective May 22, 2024, the SEC increased its fee rate applicable to most securities transactions from the rate in effect since late February 2023.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Total Expenses Excluding Interest

The following table shows a comparison of total expenses excluding interest:

	Percent Change 2025-2024	2025	2024	2023
Compensation and benefits				
Salaries and wages	7%	$ 3,770	$ 3,530	$ 4,046
Incentive compensation	5%	1,565	1,488	1,239
Employee benefits and other	13%	1,156	1,025	1,030
Total compensation and benefits	7%	$ 6,491	$ 6,043	$ 6,315
Professional services	14%	1,197	1,053	1,058
Occupancy and equipment	5%	1,117	1,060	1,254
Advertising and market development	6%	420	397	397
Communications	5%	620	591	629
Depreciation and amortization	(7)%	850	916	804
Amortization of acquired intangible assets	(1)%	512	519	534
Regulatory fees and assessments	(28)%	287	398	547
Other	3%	968	937	921
Total expenses excluding interest	5%	$ 12,462	$ 11,914	$ 12,459
Expenses as a percentage of total net revenues				
Compensation and benefits		27%	31%	34%
Advertising and market development		2%	2%	2%
Full-time equivalent employees (in thousands)				
At year end	3%	33.0	32.1	33.0
Average	1%	32.6	32.3	35.4

Total expenses excluding interest increased $548 million, or 5%, in 2025 from 2024, and decreased $545 million, or 4%, in 2024 from 2023. Adjusted total expenses, which excludes acquisition and integration-related costs, amortization of acquired intangible assets, and restructuring costs, increased $681 million, or 6%, in 2025 from 2024 and $240 million, or 2%, in 2024 from 2023. See Non-GAAP Financial Measures for further details and a reconciliation of such measures to GAAP reported results. We currently anticipate total expenses excluding interest in full-year 2026 will increase approximately 5.5% to 6.5% from 2025. We currently expect the Company's acquisition of Forge to close in March 2026, and costs related to the operations and integration of Forge would be in addition to the 5.5% to 6.5% expected growth in expenses.

Total compensation and benefits expense increased in 2025 compared to 2024, primarily due to annual merit increases and growth in headcount, higher incentive compensation, and higher other employee-related costs. These increases reflect investments to support growth of the business and enhance client-serving capabilities, as well as higher incentive compensation driven by the Company's financial performance. Total compensation and benefits decreased in 2024 from 2023 primarily due to restructuring costs recognized in 2023, as well as lower headcount as a result of position eliminations from the restructuring and Ameritrade integration. These decreases were partially offset by higher incentive compensation and annual merit increases. Compensation and benefits included acquisition and integration-related costs of $54 million and $187 million in 2024 and 2023, respectively. Compensation and benefits also included a $34 million benefit in 2024, due to a change in estimated restructuring costs, and included restructuring costs of $292 million in 2023.

Professional services expense increased in 2025 compared to 2024, reflecting overall growth of the business and increased utilization of technology and other professional services. Professional services expense remained consistent in 2024 compared to 2023. Professional services included acquisition and integration-related costs of $36 million and $135 million in 2024 and 2023, respectively.

Occupancy and equipment expense increased in 2025 compared to 2024, primarily driven by higher technology equipment and software costs, as well as building expenses, related to growth of the business, and a benefit related to property taxes reflected in 2024. Occupancy and equipment expense decreased in 2024 from 2023, due to lower technology equipment and software costs, lower property tax expense, and lower occupancy costs as a result of facility closures in 2023 related to restructuring and the Ameritrade integration. Occupancy and equipment included restructuring costs of $5 million and $17 million in 2024 and 2023, respectively, and acquisition and integration-related costs of $28 million in 2023.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Advertising and market development expense increased in 2025 compared to 2024, primarily due to higher client promotional spending and digital advertising costs. Advertising and market development expense remained consistent in 2024 compared to 2023, as higher client promotional spending was offset by lower spending on digital advertising.

Communications expense increased in 2025 compared to 2024 primarily due to higher exchange quotation services and proxy-related expenses, reflecting growth in the business, partially offset by lower telecommunications expenses. Communications expense decreased in 2024 compared to 2023 due to lower exchange quotation services expenses.

Depreciation and amortization expense decreased in 2025 compared to 2024 primarily due to lower depreciation on equipment due to abandonment of certain data centers in 2024 related to the integration of Ameritrade, lower software amortization and lower finance lease amortization as a result of terminations in 2024. Depreciation and amortization expense increased in 2024 from 2023 primarily as a result of higher amortization of purchased and internally developed software and higher depreciation of hardware, driven by capital expenditures to support growth of the business.

Amortization of acquired intangible assets was largely consistent in 2025 compared to 2024. Amortization of acquired intangible assets decreased in 2024 from 2023, primarily as certain assets from the Ameritrade acquisition were fully amortized during 2023.

Regulatory fees and assessments decreased in 2025 compared to 2024 primarily due to $32 million of reductions in the FDIC special assessment in 2025 and $30 million of incremental FDIC special assessments in 2024, coupled with lower FDIC deposit insurance assessments primarily due to lower assessment rates driven by a decrease in brokered CDs. Regulatory fees and assessments decreased in 2024 from 2023, primarily due to a $172 million FDIC special assessment recorded during the fourth quarter of 2023, partially offset by $30 million of incremental FDIC special assessments in 2024. See Current Regulatory and Other Developments for discussion of the FDIC special assessments.

Other expense increased in 2025 compared to 2024, due to certain higher costs resulting from growth of the business and increased trading volume. The increase was partially offset by a charge recognized in the second quarter of 2024 for the SEC's industry-wide review of off-channel communications, and lower industry fees in 2025 compared to 2024 due to lower average fee rates stemming from the SEC decreasing the fee rate applicable to most securities transactions to zero effective May 14, 2025. Other expense increased in 2024 from 2023, primarily due to higher industry fees, partially offset by impairment charges recorded in 2023 related to restructuring. Industry fees increased primarily due to higher average SEC fee rates in effect during 2024 compared to 2023. Effective May 22, 2024, the SEC increased its fee rate applicable to most securities transactions from the rate in effect since late February 2023. Other expense included restructuring costs of $37 million and $181 million in 2024 and 2023, respectively, and acquisition and integration-related costs of $27 million in 2023.

Capital expenditures primarily include capitalized software costs, information technology and telecommunications equipment, and buildings. Total capital expenditures were $602 million, $607 million, and $804 million in 2025, 2024, and 2023, respectively. Capital expenditures decreased 1% in 2025 compared to 2024, primarily due to the completion of certain construction projects in 2024 resulting in a decrease of land and building-related capital expenditures, offset by higher investment in purchased and internally developed software and telecommunications and information technology equipment. Capital expenditures decreased 25% in 2024 compared to 2023, primarily due to lower purchased and internally developed software as we completed Ameritrade client account transitions in the second quarter of 2024 and completed the Ameritrade integration, partially offset by higher investment in buildings.

Capital expenditures were 2.5% of total net revenues in 2025, slightly lower than our previously disclosed expected range of approximately 3-5% of total net revenues. We anticipate capital expenditures for 2026 to be within our longer term expectation of 3-5% of total net revenues.

Taxes on Income

Taxes on income were $2.6 billion, $1.8 billion, and $1.3 billion for 2025, 2024, and 2023, respectively, resulting in effective tax rates of 22.8% in 2025 and 2024, and 20.6% in 2023. The effective tax rate in 2025 remained consistent with 2024 primarily due to a decrease in the state tax rate and in non-deductible FDIC deposit insurance assessments, offset by an increase in state tax reserves and a decrease in certain tax credits. The increase in the effective tax rate in 2024 from 2023 was primarily due to an increase in state tax expense and the recognition of certain tax credits during 2023, partially offset by additional tax credits recognized and the reversal of tax reserves due to the resolution of certain state tax matters during 2024.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Segment Information

Revenues and expenses are attributed to the two segments based on which segment services the client. Management evaluates the performance of the segments on a pre-tax basis. Segment assets and liabilities are not used for evaluating segment performance or in deciding how to allocate resources to segments. Net revenues in both segments are generated from the underlying client assets and trading activity; differences in the composition of net revenues between the segments are based on the composition of client assets, client trading frequency, and pricing unique to each. While both segments leverage the scale and efficiency of our platforms, segment expenses reflect the dynamics of serving millions of clients in Investor Services versus the thousands of RIAs on the Advisor Services platform. See Item 8 – Note 24 for additional segment information.

Financial information for our segments is presented in the following table:

	Investor Services				Advisor Services				Total			
Year Ended December 31,	Percent Change 2025-2024	2025	2024	2023	Percent Change 2025-2024	2025	2024	2023	Percent Change 2025-2024	2025	2024	2023
Net Revenues												
Net interest revenue	27%	$9,328	$7,317	$7,193	33%	$2,422	$1,827	$2,234	28%	$11,750	$ 9,144	$ 9,427
Asset management and administration fees	15%	4,756	4,146	3,492	11%	1,750	1,570	1,264	14%	6,506	5,716	4,756
Trading revenue	22%	3,525	2,895	2,821	7%	396	369	409	20%	3,921	3,264	3,230
Bank deposit account fees	35%	766	568	546	31%	211	161	159	34%	977	729	705
Other	(1)%	624	632	598	18%	143	121	121	2%	767	753	719
Total net revenues	22%	18,999	15,558	14,650	22%	4,922	4,048	4,187	22%	23,921	19,606	18,837
Expenses Excluding Interest												
Compensation and benefits	8%	5,025	4,656	4,779	6%	1,466	1,387	1,536	7%	6,491	6,043	6,315
Professional services	14%	953	834	824	11%	244	219	234	14%	1,197	1,053	1,058
Occupancy and equipment	6%	876	823	951	2%	241	237	303	5%	1,117	1,060	1,254
Advertising and market development	9%	280	256	296	(1)%	140	141	101	6%	420	397	397
Communications	6%	439	415	441	3%	181	176	188	5%	620	591	629
Depreciation and amortization	(10)%	644	716	609	3%	206	200	195	(7)%	850	916	804
Amortization of acquired intangible assets	(6)%	418	445	449	27%	94	74	85	(1)%	512	519	534
Regulatory fees and assessments	(24)%	237	311	387	(43)%	50	87	160	(28)%	287	398	547
Other	3%	806	782	703	5%	162	155	218	3%	968	937	921
Total expenses excluding interest	5%	9,678	9,238	9,439	4%	2,784	2,676	3,020	5%	12,462	11,914	12,459
Income before taxes on income	47%	$9,321	$6,320	$5,211	56%	$2,138	$1,372	$1,167	49%	$11,459	$ 7,692	$ 6,378
Net new client assets (in billions) [1]	33%	$213.8	$161.1	$181.3	42%	$284.8	$200.5	$155.9	38%	$ 498.6	$ 361.6	$ 337.2

[1] In 2025, Investor Services includes net outflows of $20.8 billion from off-platform brokered CDs issued by CSB. In 2024, Investor Services includes net outflows of $14.6 billion from off-platform brokered CDs issued by CSB, an inflow of $10.3 billion from a mutual fund clearing services client, and outflows of $0.7 billion from an international relationship. In 2023, Investor Services includes net inflows of $32.5 billion from off-platform brokered CDs issued by CSB, inflows of $12.0 billion from a mutual fund clearing services client, and outflows of $5.8 billion from an international relationship. In 2024 and 2023, Advisor Services includes outflows of $0.3 billion and $7.2 billion, respectively, from an international relationship.

Segment Net Revenues

Total net revenues increased by 22% for both Investor Services and Advisor Services in 2025 compared to 2024. Net interest revenue increased for both segments primarily due to reductions in bank supplemental funding, lower average rates paid on funding sources, and growth of margin and bank lending balances, partially offset by lower yields on interest-earning assets. Asset management and administration fees increased for both segments primarily due to higher balances in money market funds, Schwab equity and bond funds, ETFs, and CTFs, and Mutual Fund OneSource®, and, additionally for Investor Services, managed investing solutions. Trading revenue increased for both segments primarily due to higher order flow revenue and commission revenue reflecting higher trading volume. Bank deposit account fees increased for both segments primarily due to improved net yields partially offset by lower average BDA balances. Other revenue was largely flat for Investor Services and increased for Advisor Services, due to higher other service fees and gains recognized on certain equity investments, partially

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

offset by losses recognized on the sale of AFS securities, higher provision for credit losses on bank loans, and lower industry fees.

Investor Services total net revenues increased by 6% in 2024 compared to 2023. Net interest revenue increased for Investor Services primarily due to growth of margin lending and lower average balances of FHLB borrowings, partially offset by lower average interest-earning assets and higher average rates paid on most funding sources. Trading revenue increased for Investor Services due to higher order flow revenue as a result of increased trading volumes and changes in the mix of trading activity. Other revenue increased for Investor Services primarily due to higher industry fees and lower losses recognized on sales of AFS securities. Advisor Services total net revenues decreased by 3% in 2024 compared to 2023. Net interest revenue decreased for Advisor Services primarily as a result of lower average interest-earning assets and higher average rates paid on most funding sources, partially offset by lower average balances of FHLB borrowings, and trading revenue decreased for Advisor Services, primarily due to lower order flow revenue as a result of changes in the mix of client trading activity. Asset management and administration fees increased for both segments, primarily as a result of higher balances in money market funds and Mutual Fund OneSource®, and, additionally for Investor Services, fee-based managed investing solutions. Additionally, bank deposit account fees increased for both segments, primarily due to breakage fees incurred that resulted in lower bank deposit account fee revenue in 2023, partially offset by lower BDA balances.

Segment Expenses Excluding Interest

Investor Services and Advisor Services total expenses excluding interest increased by 5% and 4%, respectively, in 2025 compared to 2024. Compensation and benefits expense increased in both segments primarily due to annual merit increases, higher incentive compensation, and higher employee-related costs. Professional services expense increased in both segments due to overall growth of the business and increased utilization of technology and other professional services. Occupancy and equipment expense increased in both segments primarily due to higher technology equipment and software costs related to growth of the business, as well as building expenses, and a property tax benefit reflected in 2024. Regulatory fees and assessments decreased in both segments, primarily due to a reduction in FDIC assessments in 2025 and lower FDIC special assessments from 2024 to 2025.

Investor Services and Advisor Services total expenses excluding interest decreased 2% and 11%, respectively, in 2024 compared to 2023. Compensation and benefits expense decreased in both segments, primarily due to restructuring costs recognized in 2023 and lower headcount as a result of position eliminations, partially offset by higher incentive compensation and annual merit increases. Occupancy and equipment expense decreased in both segments, primarily due to lower technology equipment and software costs, lower property tax expense, and facility closures in 2023 related to restructuring and the Ameritrade integration. For Investor Services, depreciation and amortization expense increased, primarily due to higher amortization of purchased and internally developed software, driven by capital expenditures in 2023 and 2024 to enhance our technological infrastructure to support growth of the business. Regulatory fees and assessments decreased in both segments in 2024, primarily due to an FDIC special assessment recorded during the fourth quarter of 2023, partially offset by additional FDIC special assessments in 2024, as described above. Other expense increased for Investor Services primarily due to higher industry fees, partially offset by impairment charges recorded in 2023 related to restructuring. Other expense decreased for Advisor Services primarily due to impairment charges recorded in 2023 related to restructuring and lower clearing charges.

RISK MANAGEMENT

Schwab's business activities expose it to a variety of risks, including operational, compliance, credit, market, and liquidity risks. The Company has a comprehensive risk management program to identify and manage these risks and their associated potential for financial and reputational impact. Our risk management process is comprised of risk identification and assessment, risk response, risk measurement and monitoring, and risk reporting and escalation. We use periodic risk and control self-assessments, control testing programs, and our internal audit department performs evaluations of our risk management processes and controls.

Culture

A fundamental commitment to strong and effective risk management is core to Schwab's business strategy. Risk management is an integrated and foundational part of our culture and a duty of every employee. The Board of Directors has approved an Enterprise Risk Management (ERM) Framework that incorporates our purpose, vision, and values, which form the bedrock of our corporate culture and set the tone for the organization. We designed the ERM Framework to enable a comprehensive approach to managing risks encountered by Schwab in its business activities. The ERM Framework incorporates key concepts commensurate with the size, risk profile, complexity, and continuing growth of the Company. While all personnel are

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

responsible for risk management, the Company's risk appetite, which is defined as the amount of risk the Company is willing to accept in pursuit of its corporate strategy, is developed by executive management and approved by the Board of Directors.

The Company's "Through Clients' Eyes" strategy guides our actions and behaviors at Schwab, and informs our corporate culture, our risk appetite, and approach to risk management. Schwab is committed to the highest standards of ethical conduct and compliance with applicable laws, rules, and regulations, and our Code of Business Conduct and Ethics outlines the ethical conduct that we must demonstrate to deliver our strategy while retaining the trust of our stakeholders.

Risk Governance

Schwab maintains an integrated risk governance structure that directs Company-wide execution of the risk management process. The risk governance structure includes the Board of Directors, designated committees of the Board, and management risk committees.

CSC's Board of Directors sets the tone and culture of effective risk management. The Board has a Risk Committee that assists the Board in setting the type and level of risks that the Company is willing to take and supports the independence and stature of independent risk management. The Board Risk Committee also assists the Board in overseeing and holding senior management accountable for implementing the Board's approved risk appetite, maintaining the Company's risk management and control processes, and managing the Company's activities in a safe and sound manner, and in compliance with applicable laws and regulations. The Board Risk Committee also approves risk appetite statements and related key risk appetite metrics, key risk policies, and reviews information relating to risk issues from functional areas of corporate risk management, legal, and internal audit.

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities by reviewing the integrity of the Company's financial statements and financial reporting processes, the qualifications and independence of the independent auditors and performance of the Company's internal audit function and independent auditors, compliance with legal and regulatory requirements, processes to assess and manage risk exposures, and other matters as directed by the Board. The Compensation Committee of the Board of Directors assists the Board in oversight of compensation of the Company's directors, executive officers, and other senior officers. The Board Nominating and Corporate Governance Committee assists the Board in its oversight responsibilities regarding Board composition, performance, and developing corporate governance principles, policies, and procedures.

Senior management takes an active role in the risk management process and has developed policies and procedures under which specific business and control units are responsible for risk identification and assessment, risk response, risk measurement and monitoring, and risk reporting and escalation. The Global Risk Committee, which is comprised of senior executives from each client enterprise and support function, is responsible for the oversight of risk management. This includes identifying emerging risks, assessing risk management practices and the control environment, reinforcing business accountability for risk management, supervisory controls and regulatory compliance, supporting resource prioritization across the organization, and escalating significant issues to the Board of Directors. The Chief Risk Officer regularly reports activities of the Global Risk Committee to the Risk Committee of the Board of Directors.

We have established risk metrics and reporting that enable measurement of the impact of strategy execution against risk appetite. The risk metrics, with risk limits and tolerance levels, are established for key risk categories by the Global Risk Committee and its functional risk sub-committees. Functional risk sub-committees focusing on specific areas of risk report to the Global Risk Committee. These sub-committees include the:

- Operational Risk Oversight Committee – provides oversight of and approves operational risk management policies, risk tolerance levels, and operational risk governance processes, and includes sub-committees covering Information Security and Cybersecurity, Technology, Fraud, Third-Party Risk, Data Integrity, and Model Governance;
- Compliance Risk Committee – provides oversight of compliance risk management (inclusive of compliance programs for Schwab's regulated entities, Anti-Money Laundering/Sanctions, Conduct, Fiduciary, Conflicts of Interest, and Privacy), policies, and risk tolerance levels providing an aggregate view of compliance risk exposure and employee conduct, including subcommittees covering Fiduciary and Conflicts of Interest Risk;
- Financial Risk Oversight Committee – provides oversight of and approves credit, market, liquidity, and capital risk policies, limits, and exposures and includes the Liquidity and Capital Subcommittee; and
- New Products and Services Risk Oversight Committee – provides oversight of and approves new products, including the policy, program, and process designed to oversee new products and services risks prior to and post launch.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Senior management created the Incentive Compensation Risk Oversight Committee to provide oversight of incentive compensation risks and achieve sound incentive compensation risk management practices; it reports directly to the Compensation Committee of the Board of Directors.

The Company's finance, internal audit, legal, and corporate risk management departments assist management and the various risk committees in evaluating, testing, and monitoring risk management.

In addition, the Disclosure Committee is responsible for monitoring and evaluating the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of the end of each fiscal quarter. The Disclosure Committee reports on this evaluation to the Chief Executive Officer and Chief Financial Officer prior to their certification required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

Operational Risk

Operational risk arises due to potential inadequacies or failures related to internal processes, people, and systems, or from external events or relationships impacting the Company and/or any of its key business partners and vendors. While operational risk is inherent in all business activities, the Company has established a system of internal controls and risk management practices designed to keep operational risk and operational losses within the Company's risk appetite. We have specific policies and procedures to identify and manage operational risk and perform periodic testing to evaluate the effectiveness of relevant internal controls. Where appropriate, we manage the impact of operational loss and litigation expense through the purchase of insurance. The insurance program is specifically designed to address our key operational risks and to maintain compliance with local laws and regulations.

Schwab's operations are highly dependent on the integrity and resilience of our critical business functions and technology systems. To the extent Schwab experiences business or system interruptions, errors or downtime (which could result from a variety of causes, including natural disasters, terrorist attacks, technological failure, cyber attacks, changes to systems, linkages with third-party systems, extreme weather, and power failures), our business and operations could be negatively impacted. To minimize business interruptions and ensure the capacity to continue operations during an incident regardless of duration, Schwab maintains a backup and recovery infrastructure which includes facilities for backup and communications, a geographically dispersed workforce, and routine testing of business continuity and disaster recovery plans and a well-established incident management program. See Part I – Item 1C. Cybersecurity for additional information regarding information security risk, including cybersecurity risk management.

Fraud risk arises from attempted or actual theft of financial assets or other property of any client or the Company. Fraud risk includes internal fraud, or the risk arising from personnel attempting or committing theft of financial assets or other property of any client or the Company. Schwab is committed to protecting the Company's and its clients' assets from fraud and complying with all applicable laws and regulations to prevent, detect, and report fraudulent activity. Schwab manages fraud risk through policies, procedures, and controls. We also take affirmative steps to prevent and detect fraud and report, to appropriate authorities, any known or suspected acts of fraud in accordance with existing laws and requirements.

Schwab also faces operational risk when we employ the services of various third parties, including domestic and international outsourcing of certain technology, processing, servicing, and support functions. We manage the exposure to third-party risk and promote a culture of resiliency through internal policies, procedures and controls, and contractual provisions, control standards, ongoing monitoring of third-party performance, and appropriate testing with third-party service providers.

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. Model uses at Schwab include, but are not limited to, calculating capital requirements for hypothetical stressful environments, estimating interest and credit risk for loans and other balance sheet assets, identifying and preventing fraud and other financial crimes, and providing guidance in the management of client portfolios. Schwab manages model risk, including use of artificial intelligence, through use of policies, standards, and controls which evaluate the conceptual and technical soundness of models used by the Company. Prior to the use of any artificial intelligence, we employ procedures which require cross-functional review from applicable oversight functions. We maintain a model inventory that includes a distinct record and risk rating for each model, and we conduct independent validations, annual reviews, and performance monitoring of the Company's models.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Compliance Risk

Schwab faces compliance risk which is the potential exposure to legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from the failure to comply with laws, regulations, rules, or other regulatory requirements. Among other things, compliance risks relate to the suitability of client investments, consumer protection, conflicts of interest, disclosure obligations and performance expectations for products and services, supervision of employees, the retention of required records, and the adequacy of our controls. The Company and its affiliates are subject to extensive regulation by federal, state, and foreign regulatory authorities, including SROs.

We manage compliance risk through policies, procedures, and controls reasonably designed to achieve and/or monitor compliance with applicable legal and regulatory requirements. These procedures address issues such as conduct and ethics, sales and trading practices, marketing and communications, extension of credit, client funds and securities, books and records, anti-money laundering, privacy, and employment policies.

Privacy risk is the risk of unauthorized collection, use, storage, or sharing of personal information, including data incidents and other mismanagement of personal information. We manage privacy risk through policies, procedures, and controls reasonably designed to achieve and/or monitor compliance with these laws and regulations.

Anti-money laundering/sanctions risk is the risk of legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from the failure to comply with the Bank Secrecy Act/Anti-Money Laundering (BSA/AML) and Office of Foreign Assets Control (OFAC)/global sanctions (collectively, "AML") laws, regulations, rules, or other regulatory requirements. Schwab manages this risk through daily monitoring, a system of internal controls, education and training for appropriate personnel, and developing risk-based procedures for conducting ongoing customer due diligence and complying with beneficial ownership requirements for legal entity customers.

Conduct risk arises from inappropriate, unethical, or unlawful behavior of the Company, its employees or third parties acting on the Company's behalf that may result in detriment to the Company's clients, financial markets, the Company, and/or the Company's employees. We manage this risk through policies, procedures, and a system of internal controls, including personnel monitoring and surveillance. Conduct-related matters are escalated through appropriate channels by the Company's Corporate Responsibility Officer.

Fiduciary risk is the potential for financial or reputational loss through breach of fiduciary duties to a client. Fiduciary activities include, but are not limited to, individual and institutional trust, investment management, custody, and cash and securities processing. We manage this risk by establishing policy and procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the policy and procedures applicable to their business. Guidance and control are provided through the creation, approval, and ongoing review of applicable policies by business units and various risk committees.

Incentive Compensation risk is the potential for adverse consequences resulting from compensation plans that do not balance the execution of our strategy with risk and financial rewards, potentially encouraging imprudent risk-taking by employees. We have implemented risk management processes, including a policy, to identify, evaluate, assess, and manage risks associated with incentive compensation plans and the activities of certain employees, defined as Covered Employees, who have the authority to expose the Company to material amounts of risk.

Credit Risk

Credit risk is the potential for loss due to a borrower, counterparty, or issuer failing to perform its contractual obligations. Our exposure to credit risk mainly results from investing activities in our liquidity and investment portfolios, mortgage lending, margin lending and client option and futures activities, pledged asset lending, securities lending activities, and our role as a counterparty in other financial contracts. To manage the risks of such losses, we have established policies and procedures, which include setting and reviewing credit limits, monitoring credit limits and quality of counterparties, and adjusting margin, PAL, option, and futures requirements for certain securities and instruments.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Liquidity and Investment Portfolios

Schwab has exposure to credit risk associated with its investment portfolios, which include U.S. agency and non-agency mortgage-backed securities, asset-backed securities, corporate debt securities, U.S. agency notes, U.S. Treasury securities, CDs, U.S. state and municipal securities, commercial paper, and foreign government agency securities.

At December 31, 2025, substantially all securities in the investment portfolios were rated investment grade. U.S. agency mortgage-backed securities do not have explicit credit ratings; however, management considers these to be of the highest credit quality and rating given the guarantee of principal and interest by the U.S. government or U.S. government-sponsored enterprises.

Mortgage Lending Portfolio

The bank loan portfolio includes First Mortgages, HELOCs, PALs (discussed below), and other loans. The credit risk exposure related to loans is actively managed through individual loan and portfolio reviews. Management regularly reviews asset quality, including concentrations, delinquencies, nonaccrual loans, charge-offs, and recoveries. All are factors in the determination of an appropriate allowance for credit losses.

Our residential loan underwriting guidelines include maximum LTV ratios, cash out limits, and minimum Fair Isaac Corporation (FICO) credit scores. The specific guidelines are dependent on the individual characteristics of a loan (for example, whether the property is a primary or secondary residence, whether the loan is for investment property, whether the loan is for an initial purchase of a home or refinance of an existing home, and whether the loan size is conforming or jumbo).

Schwab does not originate or purchase residential loans that allow for negative amortization and does not originate or purchase subprime loans (generally defined as extensions of credit to borrowers with a FICO score of less than 620 at origination), unless the borrower has compensating credit factors. For more information on credit quality indicators relating to Schwab's bank loans, see Item 8 – Note 7.

Securities and Instrument-Based Lending Portfolios

Collateral arrangements relating to margin loans, PALs, option and futures positions, securities lending agreements, and securities purchased under agreements to resell (resale agreements) include provisions that require additional collateral in the event of market fluctuations. Additionally, for margin loans, PALs, options and futures positions, and securities lending agreements, collateral arrangements require that the fair value of such collateral sufficiently exceeds the credit exposure in order to maintain a fully secured position.

Other Counterparty Exposures

Schwab performs clearing services for all securities transactions in its client accounts. Schwab has exposure to credit risk due to its obligation to settle transactions with clearing corporations, mutual funds, and other financial institutions even if Schwab's clients or a counterparty fail to meet their obligations to the Company.

Market Risk

Market risk is the potential for changes in earnings or the value of financial instruments held by Schwab as a result of fluctuations in interest rates, equity prices, or market conditions. Schwab is exposed to market risk primarily from changes in interest rates within our interest-earning assets relative to changes in the costs of funding sources that finance these assets.

To manage interest rate risk, we have established policies and procedures, which include setting limits on net interest revenue risk and EVE risk. To remain within these limits, we manage the maturity, repricing, and cash flow characteristics of the investment portfolios. Management monitors established guidelines to stay within the Company's risk appetite. The Company utilizes interest rate swap derivative instruments to assist with managing interest rate risk, the effects of which are incorporated into the Company's net interest revenue and EVE analyses. For further information on our interest rate risk management strategies utilizing interest rate swaps, see Item 8 – Note 16.

Our measurement of interest rate risk involves assumptions that are inherently uncertain and, as a result, cannot precisely estimate the impact of changes in interest rates on net interest revenue, bank deposit account fees, or EVE. Actual results may

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

differ from simulated results due to balance growth or decline and the timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies, including changes in asset and liability mix. Financial instruments are also subject to the risk that valuations will be negatively affected by changes in demand and the underlying market for a financial instrument.

We are indirectly exposed to option, futures, and equity market fluctuations in connection with client option and futures accounts, securities collateralizing margin loans to brokerage customers, and client securities used in securities lending and similar activities. Equity market valuations may also affect the level of brokerage client trading activity, margin borrowing, and overall client engagement with Schwab. Additionally, we earn mutual fund and ETF service fees and asset management fees based upon daily balances of certain client assets. Fluctuations in these client asset balances caused by changes in equity valuations directly impact the amount of fee revenue we earn. Our market risk related to financial instruments held for trading is not material.

Net Interest Revenue Simulation

For our net interest revenue sensitivity analysis, we use net interest revenue simulation modeling techniques to evaluate and manage the effect of changing interest rates. The simulations include all balance sheet interest rate-sensitive assets and liabilities, and include derivative instruments. Key assumptions include the projection of interest rate scenarios with rate floors, rates and balances of non-maturity client cash held on the balance sheet, prepayment speeds of mortgage-related investments, repricing of financial instruments, and reinvestment of matured or paid-down securities and loans. We use both proprietary and independent third-party models to simulate net interest revenue sensitivity and related analyses. Fixed income analytical vendors provide term structure models, prepayment speed models for mortgage-backed securities and mortgage loans, and cash flow projections based on interest income, contractual maturities, and prepayments. The Company's net interest revenue sensitivity analyses utilize gradual parallel increases/decreases in interest rates over a twelve month period, though we also regularly simulate the effects of non-parallel shifts and instantaneous shifts of interest rates on net interest revenue.

Net interest revenue is affected by various factors, such as the distribution and composition of interest-earning assets and interest-bearing liabilities, the spread between yields earned on interest-earning assets and rates paid on interest-bearing liabilities, which may reprice at different times or by different amounts, and the spread between short- and long-term interest rates. Interest-earning assets include investment securities, margin loans, bank loans, cash and investments segregated, and cash and cash equivalents. These assets are sensitive to changes in interest rates and changes in prepayment levels that tend to increase in a declining rate environment and decrease in a rising rate environment. Because we establish the rates paid on certain brokerage client cash balances and bank deposits and the rates charged on certain margin and bank loans, and control the composition of our investment securities, we are able to take certain actions to manage our net interest spread, depending on competitive factors and market conditions. When liquidity needs exceed our primary sources of funding, the Company will utilize higher-cost funding sources, which can reduce net interest margin and net interest revenue.

Higher prevailing short-term interest rates generally improve yields on shorter duration interest-earning assets. During periods of rapidly rising interest rates, clients tend to reallocate cash out of sweep products into higher-yielding, off-balance sheet, fixed income investments and money market funds within Schwab's product offerings. This can result in lower interest-earning assets and/or may require increased use of higher-cost funding sources, which therefore tend to constrain net interest revenue when interest rates are moving rapidly higher. A decline in short-term interest rates could negatively impact the yield on the Company's investment and loan portfolios to a greater degree than any offsetting reduction in interest expense from funding sources, compressing net interest margin.

Net interest revenue sensitivity analyses assume both statically and dynamically-sized balance sheet composition. Statically-sized balance sheet modeling assumes the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates. While this approach is useful to isolate the impact of changes in interest rates on a statically-sized asset and liability structure, it does not capture changes to client cash allocations. We therefore also conduct dynamically-sized balance sheet compositions as a function of interest rates. Dynamic net interest revenue simulations assume runoff of bank deposit and payables to brokerage client balances is supplemented with wholesale borrowing when needed to fund assets through the simulation horizon. We also conduct similar simulations on EVE to capture the impact of client cash allocation changes on our balance sheet. As we actively manage the consolidated balance sheet and interest rate exposure, we have taken and would typically seek to take steps to manage additional interest rate exposure that could result from changes in the interest rate environment.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The following table assumes a statically-sized balance sheet with simulated changes to net interest revenue over the next twelve months beginning December 31, 2025 and 2024 of a gradual increase or decrease in market interest rates relative to prevailing market rates at the end of each reporting period:

December 31,	2025	2024
Increase of 200 basis points	8.6%	8.6%
Increase of 100 basis points	4.1%	4.6%
Increase of 50 basis points	1.7%	2.5%
Decrease of 50 basis points	(2.2)%	(2.3)%
Decrease of 100 basis points	(4.4)%	(4.6)%
Decrease of 200 basis points	(8.8)%	(9.3)%

The Company's simulated incremental increases and decreases in market interest rates had an overall smaller impact on net interest revenue as of December 31, 2025 compared to December 31, 2024. These changes were primarily due to the use of cash flow hedges related to PALs beginning in 2025 and additional hedging of Senior Notes, partially offset by higher concentrations of both margin loan and cash balances.

Effective Duration

Effective duration measures price sensitivity relative to a change in prevailing interest rates, taking account of amortizing cash flows and prepayment optionality for mortgage-related securities and loans. Duration is measured in years and commonly interpreted as the average timing of principal and interest cash flows. We seek to manage the Company's asset duration in relation to management's estimate of the Company's liability duration. The Company's liability duration is impacted by the composition of funding sources and typically decreases in periods of rising market interest rates and increases in periods of declining market interest rates. The Company also utilizes derivative hedging instruments such as interest rate swaps in managing its asset and liability duration.

The following table presents the Company's estimated effective durations, which reflect anticipated future payments, by category:

	December 31, 2025	December 31, 2024
	In years	
Estimated effective duration, exclusive of derivatives:		
Consolidated total assets	1.8	2.1
AFS investment securities portfolio	2.4	2.3
AFS and HTM investment securities portfolios	3.9	3.9
Pledged asset lines [1]	0.1	—
Long-term debt CSC Senior Notes	3.0	3.2
Estimated effective duration, inclusive of derivatives [2]:		
Consolidated total assets	1.9	2.0
AFS investment securities portfolio	2.0	1.8
AFS and HTM investment securities portfolios	3.7	3.7
Pledged asset lines [1]	1.2	—
Long-term debt CSC Senior Notes	1.9	2.3

[1] The duration of PALs was less than 0.1 years at December 31, 2024.
[2] See Item 8 – Note 16 for additional discussion of the Company's derivatives.

AFS and HTM securities comprised approximately 40% and 48% of the Company's consolidated total assets as of December 31, 2025 and 2024, respectively. The estimated effective duration of the remaining balance sheet assets, excluding the effect of hedging, in aggregate was less than one year as of both December 31, 2025 and 2024.

Economic Value of Equity Simulation

Management also uses EVE simulations to measure interest rate risk. EVE sensitivity measures the long-term impact of interest rate changes on the net present value of assets and liabilities, and includes the impact of derivative instruments. While EVE does not have a direct accounting relationship, the measure aims to capture a theoretical value of assets and liabilities under a variety of interest rate environments. EVE sensitivity is calculated by subjecting the balance sheet to hypothetical instantaneous shifts in

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

the level of interest rates. This analysis is highly dependent upon asset and liability assumptions based on historical and certain expected behaviors. Key assumptions in our EVE calculation include projection of interest rate scenarios with rate floors, prepayment speeds of mortgage-related investments, term structure models of interest rates, behavior of non-maturity client cash held on the balance sheet, and pricing assumptions. We use both proprietary and independent third-party models to simulate EVE sensitivity and related analyses. We develop and maintain client credits and deposits run-off models internally based on historical experience and prevailing client cash realignment behaviors. We rely on third-party models for interest rate term structure modeling, prepayment speed modeling for mortgage-backed securities and mortgage loans, and cash flow projections based on interest income, and contractual maturities.

Schwab's EVE profile is characterized by a more stable asset duration relative to liabilities in both higher and lower interest rate environments. Currently, the EVE exposure to rates increasing or decreasing in a similar magnitude shows that there is greater exposure to rates decreasing.

Bank Deposit Account Fees Simulation

Consistent with the presentation on the consolidated statement of income, the sensitivity of bank deposit account fee revenue to interest rate changes is assessed separately from the net interest revenue simulation described above. As of December 31, 2025 and 2024, simulated changes in bank deposit account fee revenue from gradual changes in market interest rates relative to prevailing market rates, under the interest rate scenarios described above for net interest revenue, did not have a significant impact on the Company's total net revenues. Our net interest revenue, EVE, and bank deposit account fee revenue simulations reflect the assumption of non-negative investment yields.

Liquidity Risk

Liquidity risk is the potential that Schwab will be unable to meet cash flow obligations when they come due without incurring unacceptable losses.

Due to its role as a source of financial strength, CSC's liquidity needs are primarily driven by the liquidity and capital needs of: CS&Co, our principal broker-dealer subsidiary; the capital needs of the banking subsidiaries; principal and interest due on corporate debt; and dividend payments on CSC's preferred and common stock. The liquidity needs of our broker-dealer subsidiary are primarily driven by client activity, including trading and margin lending activities, and capital expenditures. The capital needs of the banking subsidiaries are primarily driven by client deposit levels and other borrowings. We have established liquidity policies to support the successful execution of business strategies, while ensuring ongoing and sufficient liquidity to meet operational needs and satisfy applicable regulatory requirements under both normal and stressed conditions. We seek to maintain client confidence in the balance sheet and the safety of client assets by maintaining liquidity and diversity of funding sources to allow the Company to meet its obligations. To this end, we have established limits and contingency funding plans to support liquidity levels during both business as usual and stressed conditions.

We employ a variety of metrics to monitor and manage liquidity. We conduct regular liquidity stress testing to develop a view of liquidity risk exposures and to ensure our ability to maintain sufficient liquidity during market-related or company-specific liquidity stress events. Liquidity sources are also tested periodically and results are reported to the Financial Risk Oversight Committee. A number of early warning indicators are monitored to help identify emerging liquidity stresses in the market or within the organization and are reviewed with management periodically.

Funding Sources

Schwab's primary source of funds is cash generated by client activity which includes bank deposits and cash balances in client brokerage accounts. These funds are used to purchase investment securities and extend loans to clients. Other sources of funds may include cash flows from operations, maturities and sales of investment securities, repayments on loans, securities lending of assets held in client brokerage accounts, FHLB borrowings, borrowings under repurchase agreements with external financial institutions and the Fixed Income Clearing Corporation (FICC), issuance of CDs, cash provided by securities issuances by CSC in the capital markets, and other facilities described below.

To meet daily funding needs, we maintain liquidity in the form of overnight cash deposits and short-term investments. For unanticipated liquidity needs, we also maintain a buffer of highly liquid investments, including U.S. Treasury securities. Our clients' bank deposits and brokerage cash balances primarily originate from our 38.5 million active brokerage accounts. More than 80% of our bank deposits qualified for FDIC insurance as of December 31, 2025. Our clients' allocation of cash held on our

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

balance sheet as bank deposits or payables to brokerage clients is sensitive to interest rate levels, with clients typically increasing their utilization of investment cash solutions, such as purchased money market funds and certain fixed income products when those yields are higher than those of cash sweep features.

As a participant in the financial services industry, Schwab relies on access to external financing in the normal course of business. Schwab's use of external debt facilities may arise from timing differences between cash flow requirements, such as client cash outflows, cash flows from operations, payments on interest-earning assets, movements of cash to meet regulatory brokerage client cash segregation requirements, and general corporate purposes. Rollover risk is the risk that we will not be able to refinance or payoff borrowings as they mature. We maintain policies and procedures necessary to access funding and test borrowing procedures on a periodic basis. We manage rollover risk on borrowings, taking into account expected principal paydowns on our investment and loan portfolios along with expected deposit flows.

The following table describes certain external debt facilities available at December 31, 2025:

Description	Borrower	Outstanding	Available	Maturity of Amounts Outstanding	Weighted-Average Interest Rate on Amounts Outstanding
FHLB secured credit facilities	Banking subsidiaries	$ 1,850	$ 74,226 [1]	February 2026 - March 2026	3.90%
Federal Reserve discount window	Banking subsidiaries	—	29,327 [1]	N/A	—
Repurchase agreements	Banking subsidiaries, CSC, CS&Co	1,301	— [2]	February 2026 - April 2026 [3]	3.94%
Unsecured uncommitted lines of credit with various external banks	CSC, CS&Co	—	1,892	N/A	—
Unsecured commercial paper	CSC	1,894	3,106 [4]	May 2026 - July 2026	4.03%
Secured uncommitted lines of credit with various external banks	CS&Co	3,800	— [5]	February 2026 - May 2026	4.18%

[1] Amounts shown as available from the FHLB and Federal Reserve facilities represent remaining capacity based on assets pledged as of December 31, 2025. Incremental borrowing capacity may be made available by pledging additional assets, subject to applicable facility terms. See below and Item 8 – Note 13 for additional information.

[2] Secured borrowing capacity is made available based on our borrower's ability to provide collateral deemed acceptable by each respective counterparty. See below and Item 8 – Note 17 for additional information.

[3] Repurchase agreements outstanding as of December 31, 2025 at CS&Co maintain continuous contractual maturities of 35 days and are included in payables to brokers, dealers, and clearing organizations on the consolidated balance sheets.

[4] Outstanding balance of unsecured commercial paper as of December 31, 2025 represents the gross par value before discount of $32 million.

[5] Secured borrowing capacity is made available based on CS&Co's ability to provide acceptable collateral to the lenders as determined by the credit agreements.
N/A Not applicable.

Available borrowing capacity from the FHLB and Federal Reserve facilities maintained by our banking subsidiaries is dependent on the value of assets pledged and the terms of the borrowing arrangements. As of December 31, 2025, the Company had additional investment securities with a par value of approximately $103 billion, or a fair value of approximately $97 billion, available to be pledged to obtain additional capacity. Additional details regarding these facilities is described below.

Amounts available under secured credit facilities with the FHLB are dependent on the value of our First Mortgages, HELOCs, and the value of certain of our investment securities that are pledged as collateral. These credit facilities are also available as backup financing in the event the outflow of client cash from the banking subsidiaries' respective balance sheets is greater than maturities and paydowns on investment securities and bank loans. CSC's banking subsidiaries must each maintain positive tangible capital, as defined by the Federal Housing Finance Agency, in order to place new draws upon these credit facilities, and the Company manages capital with consideration of minimum tangible capital ratios at our banking subsidiaries. Tangible capital pursuant to the requirements of the FHLB borrowing facilities for our banking subsidiaries is common equity less goodwill and intangible assets.

Our banking subsidiaries also have access to short-term secured funding through the Federal Reserve discount window and the Standing Repo Facility with the Federal Reserve Bank of New York. Amounts available under the Federal Reserve discount window are dependent on the value of certain investment securities that are pledged as collateral. Our banking subsidiaries may also engage with external financial institutions and the FICC in repurchase agreements and resale agreements collateralized by investment securities as another source of short-term liquidity and to monetize certain balance sheet assets. CSC maintains standing bilateral repurchase agreements with external banks.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

CSC's ratings for Commercial Paper Notes were P1 by Moody's, A2 by Standard & Poor's, and F1 by Fitch at December 31, 2025. CSC has a universal automatic shelf registration statement on file with the SEC, which enables it to issue debt, equity, and other securities.

CS&Co maintains unsecured uncommitted bank credit lines with a group of banks as a source of short-term liquidity, which can also be accessed by CSC. CS&Co also maintains secured uncommitted lines of credit, under which CS&Co may borrow on a short-term basis and pledge either client margin securities or firm securities as collateral, based on the terms of the agreements. CS&Co also engages with external financial institutions in repurchase agreements collateralized by client margin securities as a source of liquidity. Additionally, CS&Co is able to lend eligible securities held in client brokerage accounts in exchange for cash collateral as a source of short-term liquidity. As of December 31, 2025, liabilities for securities loaned totaled $25.1 billion and are included in payables to brokers, dealers, and clearing organizations on the consolidated balance sheets. At December 31, 2025, $15.0 billion of securities loaned had overnight and continuous remaining contractual maturities; $10.1 billion of securities loaned had contractual maturities of 35-95 days and had a weighted-average interest rate of 3.97%. See Item 8 – Note 17 for additional information on securities lending activities.

CSB issues brokered CDs as a source of funding. As of December 31, 2025, there were $2.0 billion brokered CDs issued by CSB outstanding with maturities ranging from January 2026 to March 2026 and a weighted-average interest of 4.03%.

Cash Flow Activity

The Company's cash and cash equivalents increased $3.9 billion from year-end 2024 to $46.0 billion at December 31, 2025; cash and cash equivalents, including amounts restricted, increased $4.1 billion from year-end 2024 to $69.7 billion at December 31, 2025. These increases were due to net investing cash inflows of $24.5 billion, which were driven by net inflows of $37.6 billion from our AFS and HTM securities, partially offset by net outflows of $12.8 billion due to strong growth in bank loans. Net cash inflows from operations during 2025 were $9.3 billion. Increases in investing and operating cash flows were partially offset by net financing outflows of $29.7 billion, primarily due to paydowns of FHLB borrowings and other short-term borrowings by a net total of $14.0 billion, repurchases of common and nonvoting common stock for $7.3 billion, and the redemption of Series G preferred stock for $2.5 billion. Additionally, net financing outflows related to decreases in bank deposits during 2025 were $3.4 billion, primarily due to a decrease of $25.7 billion in brokered CDs, partially offset by a $21.8 billion increase in deposits swept from brokerage accounts.

The Company's cash and cash equivalents decreased $1.3 billion from year-end 2023 to $42.1 billion at December 31, 2024; cash and cash equivalents, including amounts restricted, decreased $9.0 billion from year-end 2023 to $65.5 billion at December 31, 2024. These decreases reflected a net reduction of bank supplemental funding balances of $29.7 billion and maturities of long-term debt of $3.7 billion. Bank deposits decreased in 2024 by $30.8 billion, which reflected a net decrease in brokered CDs of $20.6 billion, as well as a $9.7 billion decrease in deposits swept from brokerage accounts due to client cash allocations and engagement with equity markets. The average pace of client cash allocations out of sweep products into higher-yielding investment solutions decreased in 2024. The Company reduced FHLB borrowings and other short-term borrowings by a net total of $10.3 billion. Partially offsetting the decrease in bank deposits and repayment of borrowings, net investing cash inflows from our AFS and HTM securities totaled $40.9 billion in 2024 and net cash inflows from operations totaled $2.7 billion.

Liquidity Coverage Ratio

Schwab is subject to the full LCR rule, which requires the Company to hold HQLA in an amount equal to at least 100% of the Company's projected net cash outflows over a prospective 30-calendar-day period of acute liquidity stress, calculated on each business day. See Part I – Item 1 – Regulation for additional information. The Company was in compliance with the LCR rule at December 31, 2025, and the table below presents information about our average daily LCR:

| | Average for the Three Months Ended | |
	December 31, 2025	September 30, 2025
Total eligible HQLA	$ 55,450	$ 53,281
Net cash outflows	42,415	39,814
LCR	131%	134%

To support growth in margin loan balances at our broker-dealer subsidiary while meeting our LCR requirements, the Company may utilize wholesale funding sources, such as issuing commercial paper, drawing on secured lines of credit, borrowing under

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

repurchase agreements, or engaging in securities lending, in addition to capital markets issuances. In managing compliance with our LCR requirements, the broker-dealer subsidiary may also retain client cash balances rather than sweeping such balances to our banking subsidiaries.

Net Stable Funding Ratio

Schwab is subject to disclosure requirements under the NSFR rule, which requires the semi-annual public disclosure of its NSFR levels. The NSFR rule stipulates that the Company's ASF must be at least 100% of the Company's RSF. ASF is calculated by assessing the stability of the Company's funding sources and RSF is calculated by evaluating the characteristics of the Company's assets, derivatives, and off-balance-sheet exposures. The Company was in compliance with the NSFR rule at December 31, 2025, and the table below presents information about our average NSFR:

| | Average for the Three Months Ended | |
	December 31, 2025	September 30, 2025
ASF	$ 206,100	$ 202,100
RSF	159,369	154,754
NSFR	129%	131%

Long-Term Borrowings

The Company's long-term debt is primarily comprised of Senior Notes and totaled $22.2 billion and $22.4 billion at December 31, 2025 and 2024, respectively.

The following table provides information about our Senior Notes outstanding at December 31, 2025:

December 31, 2025	Par Outstanding	Maturity	Weighted-Average Interest Rate [1]	Moody's	Standard & Poor's	Fitch
CSC Senior Notes	$ 22,119	2026 - 2036	3.73%	A2	A-	A
Ameritrade Holding LLC Senior Notes	81	2027 - 2029	3.13%	A2	A-	—

[1] Weighted-average interest rates presented here exclude the impact of derivatives. See Item 1 – Note 16 for information on the Company's hedging of Senior Notes.

New Debt Issuances

The long-term debt issuances below in 2025 and 2023 were senior unsecured obligations issued by CSC. During 2024, no new long-term debt was issued by the Company. Additional details are as follows:

Issuance Date	Issuance Amount	Maturity Date	Interest Rate		Interest Payable
November 14, 2025	$ 1,000	11/14/2031	4.343%	[1]	Semi-annually
November 14, 2025	$ 1,000	11/14/2036	4.914%	[1]	Semi-annually
November 17, 2023	$ 1,300	11/17/2029	6.196%	[1]	Semi-annually
August 24, 2023	$ 1,350	8/24/2034	6.136%	[1]	Semi-annually
August 24, 2023	$ 1,000	8/24/2026	5.875%		Semi-annually
May 19, 2023	$ 1,200	5/19/2029	5.643%	[1]	Semi-annually
May 19, 2023	$ 1,300	5/19/2034	5.853%	[1]	Semi-annually

[1] Interest rates presented are those in effect at December 31, 2025. For additional information regarding future interest rates on fixed-to-floating rate Senior Notes, see Item 8 – Note 13.

Equity Issuances and Redemptions

During 2025, 2024, and 2023, CSC did not issue preferred stock.

On June 2, 2025, the Company redeemed all of the 24,580 outstanding shares of its fixed-rate reset non-cumulative perpetual preferred stock, Series G, and the corresponding 2,457,964 depositary shares. The depositary shares were redeemed at a redemption price of $1,000 per depositary share for a total of $2.5 billion.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

See also Item 8 – Consolidated Statements of Cash Flows, Item 8 – Note 12 for the Company's bank deposits, Item 8 – Note 13 for the Company's debt and borrowing facilities, Item 8 – Note 17 for the Company's securities lending and collateralized financing activities, and Item 8 – Note 19 for the Company's equity outstanding balances and activity.

Contractual Obligations

Schwab's principal contractual obligations as of December 31, 2025 include payments on long-term debt; payments on securities lending and wholesale borrowings, including brokered CDs, FHLB borrowings, and other short-term borrowings; lease payments including legally-binding minimum lease payments for leases signed but not yet commenced; credit-related financial instruments, representing our banking subsidiaries' commitments to extend credit to banking clients, purchase mortgage loans, and fund CRA investments; and purchase obligations for services such as advertising and marketing, telecommunications, hardware- and software-related agreements, and professional services. For information on our contractual obligations for brokered CDs, FHLB borrowings, other short-term borrowings, long-term debt, leases, and credit-related financial instruments, see Item 8 – Notes 12, 13, 14, 15, 16, and 17. As of December 31, 2025, the Company had total short-term purchase obligations of $687 million and total long-term purchase obligations of $613 million.

Schwab enters into guarantees and other similar arrangements in the ordinary course of business. For information on these arrangements, see Item 8 – Notes 6, 7, 11, 13, 15, and 17. Pursuant to the 2023 IDA agreement, certain brokerage client deposits are required to be swept off-balance sheet to the TD Depository Institutions. See Item 8 – Note 15 for additional information.

CAPITAL MANAGEMENT

Schwab seeks to manage capital to a level and composition sufficient to support execution of our business strategy, inclusive of balance sheet growth, financial support to our subsidiaries, sustained access to the capital markets, and regulatory capital requirements. Schwab also seeks to return excess capital to stockholders. We may return excess capital through dividends, repurchases of common shares, preferred stock redemptions, and repurchases of our preferred stock represented by depositary shares. Schwab's primary sources of capital are funds generated by the operations of subsidiaries and securities issuances by CSC in the capital markets.

To ensure that Schwab has sufficient capital to absorb unanticipated losses, balance sheet growth, or declines in asset values, we have adopted a policy to remain well capitalized even in stressed scenarios. Internal guidelines are set, for both CSC and its regulated subsidiaries, to ensure capital levels are in line with our strategy and regulatory requirements. Capital forecasts are reviewed monthly at Asset-Liability Management Committee meetings and regularly at meetings of the Board of Directors. A number of early warning indicators are monitored to help identify potential developments that could negatively impact capital. In addition, we monitor the subsidiaries' capital levels and requirements. Subject to regulatory capital requirements and any required approvals, any excess capital held by subsidiaries is transferred to CSC in the form of dividends and returns of capital. At the banking subsidiaries, dividends and returns of capital are managed with consideration of minimum tangible common equity and regulatory capital requirements. When subsidiaries have need of additional capital, funds are provided by CSC as equity investments and also as subordinated loans. The details and method used for each cash infusion are based on an analysis of the particular entity's needs and financing alternatives. The amounts and structure of infusions take into consideration maintenance of regulatory capital requirements, debt/equity ratios, and equity double leverage ratios.

Schwab conducts regular capital stress testing to assess the potential financial impacts of various adverse macroeconomic and company-specific events to which the Company could be subjected. The objective of the capital stress testing is (1) to explore various potential outcomes – including rare and extreme events and (2) to assess impacts of potential stressful outcomes on both capital and liquidity (see also Risk Management – Liquidity Risk for discussion of liquidity stress testing). Additionally, we have a comprehensive Capital Contingency Plan to provide action plans for certain low probability/high impact capital events that the Company might face. The Capital Contingency Plan is issued under the authority of the Financial Risk Oversight Committee and provides guidelines for sustained capital events. It does not specifically address every contingency, but is designed to provide a framework for responding to any capital stress. The results of the stress testing indicate there are two scenarios which could stress the Company's capital: (1) inflows of balance sheet cash during a period of very low interest rates and (2) outflows of balance sheet cash when other sources of financing are not available and the Company is required to sell assets at a loss to fund the outflows. The Capital Contingency Plan is reviewed annually and updated as appropriate.

For additional information, see Business – Regulation in Part I – Item 1.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

Regulatory Capital Requirements

CSC is subject to capital requirements set by the Federal Reserve and is required to serve as a source of strength for our banking subsidiaries and to provide financial assistance if our banking subsidiaries experience financial distress. Schwab is required to maintain a Tier 1 Leverage Ratio for CSC of at least 4%. Due to the relatively low credit risk of our balance sheet assets and risk-based capital ratios at CSC and CSB that are in excess of regulatory requirements, the Tier 1 Leverage Ratio is the most restrictive capital constraint on CSC's asset growth.

Our banking subsidiaries are subject to capital requirements set by their regulators that are substantially similar to those imposed on CSC by the Federal Reserve. Our banking subsidiaries' failure to remain well capitalized could result in certain mandatory and possibly additional discretionary actions by the regulators that could have a direct material effect on the banks. Schwab's principal banking subsidiary, CSB, is required to maintain a Tier 1 Leverage Ratio of at least 5% to be well capitalized, but seeks to maintain a ratio of at least 6.5%. Based on its regulatory capital ratios at December 31, 2025, CSB is considered well capitalized.

As a supplemental measure of capital, the Company utilizes an adjusted Tier 1 Leverage Ratio, which is a non-GAAP financial measure that includes AOCI in the ratio. The primary component of AOCI for Schwab is unrealized gains and losses on our AFS investment securities portfolio and on securities transferred from AFS to the HTM category. The Company maintains a long-term operating objective for its consolidated adjusted Tier 1 Leverage Ratio of 6.75% - 7.00% (see Non-GAAP Financial Measures for further details and a reconciliation to GAAP reported results).

The ability of our banking subsidiaries to distribute dividends to CSC is subject to regulatory oversight. Our banking subsidiaries are required to notify, and in certain cases obtain approval from, the Federal Reserve and applicable state banking regulators prior to declaring or paying dividends. For example, the Federal Reserve requires approval to declare or pay dividends that would be in excess of recent net income and retained earnings.

As a broker-dealer, CS&Co is subject to regulatory requirements of the Uniform Net Capital Rule, which are intended to ensure the general financial soundness and liquidity of broker-dealers. These regulations prohibit our broker-dealer subsidiary from paying cash dividends, making unsecured advances and loans to CSC and employees, and repaying subordinated borrowings from CSC, if such payment would result in a net capital amount below prescribed thresholds. At December 31, 2025, CS&Co was in compliance with its net capital requirements.

In addition to the capital requirements above, Schwab's subsidiaries are subject to other regulatory requirements intended to ensure financial soundness and liquidity. See Item 8 – Notes 19 and 23 for additional information on the components of stockholders' equity and information on the capital requirements of significant subsidiaries and CSC (consolidated).

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The following table details the capital ratios for CSC (consolidated) and CSB:

December 31,	2025		2024	
	CSC	CSB	CSC	CSB
Total stockholders' equity	$ 49,425	$ 18,658	$ 48,375	$ 19,700
Less:				
Preferred stock	6,763	—	9,191	—
Common Equity Tier 1 Capital before regulatory adjustments	$ 42,662	$ 18,658	$ 39,184	$ 19,700
Less:				
Goodwill, net of associated deferred tax liabilities	$ 11,711	$ 13	$ 11,746	$ 13
Other intangible assets, net of associated deferred tax liabilities	5,811	—	6,232	—
Deferred tax assets, net of valuation allowances and deferred tax liabilities	38	43	50	41
AOCI adjustment [1]	(10,979)	(9,524)	(14,839)	(12,938)
Common Equity Tier 1 Capital	$ 36,081	$ 28,126	$ 35,995	$ 32,584
Tier 1 Capital	$ 42,844	$ 28,126	$ 45,186	$ 32,584
Total Capital	42,894	28,163	45,218	32,606
Risk-Weighted Assets	118,782	78,281	113,648	78,134
Average Assets with regulatory adjustments	462,473	252,828	458,119	280,701
Total Leverage Exposure	465,794	254,975	461,200	282,629
Common Equity Tier 1 Capital/Risk-Weighted Assets	30.4%	35.9%	31.7%	41.7%
Tier 1 Capital/Risk-Weighted Assets	36.1%	35.9%	39.8%	41.7%
Total Capital/Risk-Weighted Assets	36.1%	36.0%	39.8%	41.7%
Tier 1 Leverage Ratio	9.3%	11.1%	9.9%	11.6%
Supplementary Leverage Ratio	9.2%	11.0%	9.8%	11.5%

[1] Changes in market interest rates can result in unrealized gains or losses on AFS securities, which are included in AOCI. As a Category III banking organization, CSC has elected to exclude most components of AOCI from regulatory capital.

The Company's consolidated Tier 1 Leverage Ratio decreased to 9.3% at December 31, 2025 from 9.9% at year-end 2024. This decrease reflects returns of excess capital and higher total Company assets, partially offset by organic growth from net income earned during the year. During 2025, the Company repurchased $7.3 billion of total voting and nonvoting common stock, increased its common stock dividend by 8% to $.27 per share, and redeemed its Series G preferred stock for $2.5 billion. CSB's Tier 1 Leverage Ratio decreased to 11.1% at December 31, 2025 from 11.6% at year-end 2024, primarily as a result of dividends to CSC, partially offset by 2025 net income.

As of December 31, 2025, our adjusted Tier 1 Leverage Ratio (see Non-GAAP Financial Measures for further details and a reconciliation of such measures to GAAP reported results) was 7.1% for CSC (consolidated) and 7.6% for CSB, increasing from 6.8% for CSC (consolidated) and 7.3% for CSB as of year-end 2024. These increases were driven primarily by 2025 net income and improvement in AOCI.

Dividends

Since the initial dividend in 1989, and as of December 31, 2025, CSC has paid 147 consecutive quarterly dividends and has increased the quarterly dividend rate 29 times, resulting in a 19% compounded annual growth rate, excluding the special cash dividend of $1.00 per common share in 2007. While the payment and amount of dividends are at the discretion of the Board of Directors, subject to certain regulatory and other restrictions, CSC currently targets its common stock cash dividend at approximately 20% to 30% of net income.

The Board of Directors of the Company declared a quarterly cash dividend increase per common share during 2025 as shown below:

Date of Declaration	Quarterly Cash Increase Per Common Share	% Increase	New Quarterly Dividend Per Common Share
January 29, 2025	$ .02	8%	$ .27

In addition, on January 29, 2026, the Board of Directors of the Company declared a five cent, or 19%, increase in the quarterly cash dividend to $.32 per common share.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The following table details CSC's cash dividends paid and per share amounts:

Year Ended December 31,	2025		2024	
	Cash Paid	Per Share Amount	Cash Paid	Per Share Amount
Common and Nonvoting Common Stock [1]	$ 1,958	$ 1.08	$ 1,838	$ 1.00
Preferred Stock:				
Series D [2]	45	59.52	45	59.52
Series F [3]	24	5,000.00	24	5,000.00
Series G [4]	66	2,687.50	132	5,375.00
Series H [2]	89	4,000.00	89	4,000.00
Series I [2]	83	4,000.00	83	4,000.00
Series J [2]	27	44.52	27	44.52
Series K [2]	37	5,000.00	37	5,000.00

[1] The Company had no nonvoting common stock outstanding as of the record date for the Company's 2025 dividends and accordingly, no dividends were paid on nonvoting common stock during the year ended December 31, 2025.

[2] Dividends are paid quarterly.

[3] Dividends are paid semi-annually until December 1, 2027 and quarterly thereafter.

[4] Series G was redeemed on June 2, 2025. Prior to redemption, dividends were paid quarterly. The final dividend was paid on June 2, 2025.

Share Repurchases

On February 12, 2025, TD Group US Holdings LLC, an affiliate of TD Bank, completed a secondary public offering of the Company's common shares through which TD Group US Holdings LLC sold 133.8 million shares of the Company's common stock and 31.7 million shares of the Company's nonvoting common stock, which automatically converted into common stock, for an aggregate amount of $13.1 billion. The Company did not receive any of the proceeds from the sale of shares.

Concurrent with the completion of the secondary offering, and pursuant to a repurchase agreement dated February 9, 2025, the Company repurchased directly from TD Group US Holdings LLC its remaining 19.2 million shares of nonvoting common stock at a price of $77.982 per share for an aggregate repurchase amount of $1.5 billion, which settled on February 12, 2025. The shares of nonvoting common stock automatically converted into common stock upon repurchase and transferred to treasury stock, reducing the number of shares outstanding. These shares were purchased under CSC's previous $15 billion share repurchase authorization.

Through the completion of the secondary offering and the Company's repurchase of nonvoting common stock, TD Bank disposed of all of its common shares of CSC and the Company has no remaining nonvoting common stock outstanding.

CSC repurchased an additional 3.9 million shares of its common stock for $351 million under its previous $15 billion share repurchase authorization during the year ended December 31, 2025.

On July 24, 2025, CSC publicly announced that its Board of Directors approved a share repurchase authorization to repurchase up to $20 billion of common stock, replacing the previous and now terminated share repurchase authorization of up to $15 billion of common stock. The new share repurchase authorization does not have an expiration date. During the year ended December 31, 2025, CSC repurchased 58.2 million shares of its common stock under the new authorization for $5.5 billion. As of December 31, 2025, approximately $14.5 billion remained on the new authorization.

There were no repurchases of CSC's common stock during the year ended December 31, 2024.

Common stock repurchases, net of issuances, are subject to a nondeductible 1% excise tax which is recognized as a direct and incremental cost associated with these transactions. The tax is recorded as part of the cost basis of the treasury stock repurchased, resulting in no impact to the consolidated statements of income.

See Risk Management – Liquidity Risk for discussion of the 2025 redemption of certain of the Company's preferred stock. There were no repurchases or redemptions of CSC's preferred stock during the year ended December 31, 2024.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

FOREIGN EXPOSURE

At December 31, 2025, Schwab had exposure to non-sovereign financial and non-financial institutions in foreign countries. At December 31, 2025, the fair value of these holdings totaled $10.5 billion, with the top three exposures being to issuers and counterparties domiciled in France at $7.4 billion, the United Kingdom at $1.9 billion, and Japan at $600 million. At December 31, 2024, the fair value of these holdings totaled $10.6 billion, with the top three exposures being to issuers and counterparties domiciled in France at $5.1 billion, the United Kingdom at $2.1 billion, and Canada at $889 million. In addition, Schwab had outstanding margin loans to foreign residents of $4.8 billion and $3.5 billion at December 31, 2025 and 2024, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Schwab uses the market approach to determine the fair value of certain financial assets and liabilities recorded at fair value, and to determine fair value disclosures. See Item 8 – Notes 2 and 18 for more information on our assets and liabilities recorded at fair value.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements of Schwab have been prepared in accordance with GAAP. Item 8 – Note 2 contains more information on our significant accounting policies made in applying these accounting principles.

While the majority of the revenues, expenses, assets, and liabilities are not based on estimates, there are certain accounting principles that require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on Schwab's financial position and financial results. These critical accounting estimates are described below. Management regularly reviews the estimates and assumptions used in the preparation of the financial statements for reasonableness and adequacy.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors. Additionally, management has reviewed with the Audit Committee the Company's significant estimates discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Income Taxes

Schwab estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which we operate, including federal, state, and local domestic jurisdictions, and immaterial amounts owed to several foreign jurisdictions. The estimated income tax expense is reported in the consolidated statements of income in taxes on income. Accrued taxes are reported in other assets or accrued expenses and other liabilities on the consolidated balance sheets and represent the net estimated amount due to or to be received from taxing jurisdictions either currently or deferred to future periods. Deferred taxes arise from differences between assets and liabilities measured for financial reporting purposes versus income tax reporting purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit management believes is more likely than not to be realized upon settlement. In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial, and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial, and regulatory guidance that impacts the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. See Item 8 – Note 22 for more information on the Company's income taxes.

Legal and Regulatory Reserves

Reserves for legal and regulatory claims and proceedings reflect an estimate of probable losses for each matter, after considering, among other factors, the progress of the case, prior experience and the experience of others in similar cases, available defenses, and the opinions and views of legal counsel. In many cases, including most class action lawsuits, it is not possible to determine

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

whether a loss will be incurred, or to estimate the range of that loss, until the matter is close to resolution, in which case no accrual is made until that time. Reserves are adjusted as more information becomes available. Significant judgment is required in making these estimates, and the actual cost of resolving a matter may ultimately differ materially from the amount reserved. See Item 8 – Note 15 for more information on the Company's contingencies related to legal and regulatory reserves.

NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results in accordance with generally accepted accounting principles in the U.S. (GAAP), Management's Discussion and Analysis of Financial Condition and Results of Operations contain references to the non-GAAP financial measures described below. We believe these non-GAAP financial measures provide useful supplemental information about the financial performance of the Company, and facilitate meaningful comparison of Schwab's results in the current period to both historic and future results. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may not be comparable to non-GAAP financial measures presented by other companies.

Schwab's use of non-GAAP measures is reflective of certain adjustments made to GAAP financial measures as described below.

Non-GAAP Adjustment or Measure	Definition	Usefulness to Investors and Uses by Management
Acquisition and integration-related costs, amortization of acquired intangible assets, and restructuring costs	Schwab adjusts certain GAAP financial measures to exclude the impact of acquisition and integration-related costs incurred as a result of the Company's acquisitions, amortization of acquired intangible assets, restructuring costs, and, where applicable, the income tax effect of these expenses. Adjustments made to exclude amortization of acquired intangible assets are reflective of all acquired intangible assets, which were recorded as part of purchase accounting. These acquired intangible assets contribute to the Company's revenue generation. Amortization of acquired intangible assets will continue in future periods over their remaining useful lives.	We exclude acquisition and integration-related costs, amortization of acquired intangible assets, and restructuring costs for the purpose of calculating certain non-GAAP measures because we believe doing so provides additional transparency of Schwab's ongoing operations, and is useful in both evaluating the operating performance of the business and facilitating comparison of results with prior and future periods. Costs related to acquisition and integration or restructuring fluctuate based on the timing of acquisitions, integration and restructuring activities, thereby limiting comparability of results among periods, and are not representative of the costs of running the Company's ongoing business. Amortization of acquired intangible assets is excluded because management does not believe it is indicative of the Company's underlying operating performance.
Return on tangible common equity	Return on tangible common equity represents annualized adjusted net income available to common stockholders as a percentage of average tangible common equity. Tangible common equity represents common equity less goodwill, acquired intangible assets — net, and related deferred tax liabilities.	Acquisitions typically result in the recognition of significant amounts of goodwill and acquired intangible assets. We believe return on tangible common equity may be useful to investors as a supplemental measure to facilitate assessing capital efficiency and returns relative to the composition of Schwab's balance sheet.
Adjusted Tier 1 Leverage Ratio	Adjusted Tier 1 Leverage Ratio represents the Tier 1 Leverage Ratio as prescribed by bank regulatory guidance for the consolidated company and for CSB, adjusted to reflect the inclusion of AOCI in the ratio.	Inclusion of the impacts of AOCI in the Company's Tier 1 Leverage Ratio provides additional information regarding the Company's current capital position. We believe Adjusted Tier 1 Leverage Ratio may be useful to investors as a supplemental measure of the Company's capital levels.

The Company also uses adjusted diluted EPS and return on tangible common equity as components of performance criteria for employee bonus and certain executive management incentive compensation arrangements. The Compensation Committee of CSC's Board of Directors maintains discretion in evaluating performance against these criteria. Additionally, the Company uses adjusted Tier 1 Leverage Ratio in managing capital, including its use of the measure as its long-term operating objective.

THE CHARLES SCHWAB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Millions, Except Ratios, or as Noted)

The following tables present reconciliations of GAAP measures to non-GAAP measures:

		Year Ended December 31,		
		2025	2024	2023
Total expenses excluding interest (GAAP)	$	12,462 $	11,914 $	12,459
Amortization of acquired intangible assets		(512)	(519)	(534)
Acquisition and integration-related costs [1]		—	(117)	(401)
Restructuring costs [2]		—	(9)	(495)
Adjusted total expenses (non-GAAP)	$	11,950 $	11,269 $	11,029

[1] Acquisition and integration-related costs for 2024 primarily consist of $54 million of compensation and benefits, $36 million of professional services, and $19 million of depreciation and amortization. Acquisition and integration-related costs for 2023 primarily consist of $187 million of compensation and benefits, $135 million of professional services, $28 million of occupancy and equipment, and $27 million of other expense.

[2] Restructuring costs for 2024 reflect a benefit due to a change in estimate of $34 million in compensation and benefits, offset by $5 million of occupancy and equipment expense and $37 million of other expense. Restructuring costs for 2023 primarily consist of $292 million of compensation and benefits, $17 million of occupancy and equipment, and $181 million of other expense.

			Year Ended December 31,				
			2025		2024		2023
		Amount	Diluted EPS	Amount	Diluted EPS	Amount	Diluted EPS
Net income available to common stockholders (GAAP), Earnings per common share — diluted (GAAP)	$	8,417 $	4.65 $	5,478 $	2.99 $	4,649 $	2.54
Amortization of acquired intangible assets		512	.29	519	.28	534	.29
Acquisition and integration-related costs		—	—	117	.06	401	.22
Restructuring costs		—	—	9	—	495	.27
Income tax effects [1]		(122)	(.07)	(154)	(.08)	(338)	(.19)
Adjusted net income available to common stockholders (non-GAAP), Adjusted diluted EPS (non-GAAP)	$	8,807 $	4.87 $	5,969 $	3.25 $	5,741 $	3.13

[1] The income tax effects of the non-GAAP adjustments are determined using an effective tax rate reflecting the exclusion of non-deductible acquisition costs and are used to present the acquisition and integration-related costs, amortization of acquired intangible assets, and restructuring costs on an after-tax basis.

		Year Ended December 31,		
		2025	2024	2023
Return on average common stockholders' equity (GAAP)		21%	15%	16%
Average common stockholders' equity	$	40,923 $	35,475 $	29,334
Less: Average goodwill		(11,951)	(11,951)	(11,951)
Less: Average acquired intangible assets — net		(7,488)	(8,002)	(8,524)
Plus: Average deferred tax liabilities related to goodwill and acquired intangible assets — net		1,691	1,741	1,805
Average tangible common equity	$	23,175 $	17,263 $	10,664
Adjusted net income available to common stockholders [1]	$	8,807 $	5,969 $	5,741
Return on tangible common equity (non-GAAP)		38%	35%	54%

[1] See table above for the reconciliation of net income available to common stockholders to adjusted net income available to common stockholders (non-GAAP).

	December 31, 2025		December 31, 2024		December 31, 2023	
	CSC	CSB	CSC	CSB	CSC	CSB
Tier 1 Leverage Ratio (GAAP)	9.3%	11.1%	9.9%	11.6%	8.5%	10.1%
Tier 1 Capital	$ 42,844	$ 28,126	$ 45,186	$ 32,584	$ 40,602	$ 31,777
Plus: AOCI adjustment	(11,017)	(9,562)	(14,839)	(12,938)	(18,131)	(15,746)
Adjusted Tier 1 Capital	31,827	18,564	30,347	19,646	22,471	16,031
Average assets with regulatory adjustments	462,473	252,828	458,119	280,701	476,069	315,851
Plus: AOCI adjustment	(11,333)	(9,875)	(14,831)	(13,037)	(19,514)	(17,194)
Adjusted average assets with regulatory adjustments	$ 451,140	$ 242,953	$ 443,288	$ 267,664	$ 456,555	$ 298,657
Adjusted Tier 1 Leverage Ratio (non-GAAP)	7.1%	7.6%	6.8%	7.3%	4.9%	5.4%

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For a discussion of the quantitative and qualitative disclosures about market risk, see Risk Management in Part II – Item 7.

Item 8.   Financial Statements and Supplementary Data

TABLE OF CONTENTS

Consolidated Statements of Income

(In Millions, Except Per Share Amounts)

Year Ended December 31,		2025		2024		2023
Net Revenues						
Interest revenue	$	15,504	$	15,537	$	16,111
Interest expense		(3,754)		(6,393)		(6,684)
Net interest revenue		11,750		9,144		9,427
Asset management and administration fees		6,506		5,716		4,756
Trading revenue		3,921		3,264		3,230
Bank deposit account fees		977		729		705
Other		767		753		719
Total net revenues		23,921		19,606		18,837
Expenses Excluding Interest						
Compensation and benefits		6,491		6,043		6,315
Professional services		1,197		1,053		1,058
Occupancy and equipment		1,117		1,060		1,254
Advertising and market development		420		397		397
Communications		620		591		629
Depreciation and amortization		850		916		804
Amortization of acquired intangible assets		512		519		534
Regulatory fees and assessments		287		398		547
Other		968		937		921
Total expenses excluding interest		12,462		11,914		12,459
Income before taxes on income		11,459		7,692		6,378
Taxes on income		2,607		1,750		1,311
Net Income		8,852		5,942		5,067
Preferred stock dividends and other		435		464		418
Net Income Available to Common Stockholders	$	8,417	$	5,478	$	4,649
Weighted-Average Common Shares Outstanding:						
Basic		1,804		1,828		1,824
Diluted		1,809		1,834		1,831
Earnings Per Common Shares Outstanding [1]**:**						
Basic	$	4.67	$	3.00	$	2.55
Diluted	$	4.65	$	2.99	$	2.54

[1] For additional information on earnings per common shares outstanding for both voting and nonvoting stock, see Notes 19 and 25.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(In Millions)

Year Ended December 31,		2025		2024		2023
Net income	$	8,852	$	5,942	$	5,067
Other comprehensive income (loss), before tax:						
Change in net unrealized gain (loss) on available for sale securities:						
Net unrealized gain (loss)		2,763		1,940		3,539
Other reclassifications included in other revenue		79		40		61
Change in net unrealized gain (loss) on held to maturity securities:						
Amortization of amounts previously recorded upon transfer to held to maturity from available for sale		2,187		2,279		2,474
Change in net unrealized gain (loss) on derivatives designated as cash flow hedging instruments:						
Net unrealized gain (loss)		(17)		—		—
Reclassifications included in interest revenue		66		—		—
Other		(8)		(1)		(35)
Other comprehensive income (loss), before tax		5,070		4,258		6,039
Income tax effect		(1,205)		(975)		(1,549)
Other comprehensive income (loss), net of tax		3,865		3,283		4,490
Comprehensive Income (Loss)	$	12,717	$	9,225	$	9,557

See Notes to Consolidated Financial Statements.

THE CHARLES SCHWAB CORPORATION

Consolidated Balance Sheets

(In Millions, Except Per Share and Share Amounts)

December 31,		2025		2024
Assets				
Cash and cash equivalents	$	46,030	$	42,083
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $16,901 and $10,075 at December 31, 2025 and 2024, respectively)		42,931		38,221
Receivables from brokers, dealers, and clearing organizations		7,190		2,440
Receivables from brokerage clients — net		104,660		85,374
Available for sale securities (amortized cost of $66,225 and $89,704 at December 31, 2025 and 2024, respectively; including assets pledged of $281 and $378, respectively)		62,357		82,994
Held to maturity securities (including assets pledged of $1,270 and $5,920 at December 31, 2025 and 2024, respectively)		133,969		146,453
Bank loans — net		57,955		45,215
Equipment, office facilities, and property — net		3,091		3,338
Goodwill		11,951		11,951
Acquired intangible assets — net		7,233		7,743
Other assets		13,628		14,031
Total assets	$	490,995	$	479,843
Liabilities and Stockholders' Equity				
Bank deposits	$	255,747	$	259,121
Payables to brokers, dealers, and clearing organizations		25,689		13,336
Payables to brokerage clients		116,341		101,559
Accrued expenses and other liabilities		12,831		12,325
Other short-term borrowings		6,913		5,999
Federal Home Loan Bank borrowings		1,850		16,700
Long-term debt		22,199		22,428
Total liabilities		441,570		431,468
Stockholders' equity:				
Preferred stock — $.01 par value per share; aggregate liquidation preference of $6,871 and $9,329 at December 31, 2025 and 2024, respectively		6,763		9,191
Common stock — 3 billion shares authorized; $.01 par value per share; 2,074,188,875 and 2,023,295,180 shares issued at December 31, 2025 and 2024		21		20
Nonvoting common stock — 300 million shares authorized; $.01 par value per share; no shares issued at December 31, 2025 and 50,893,695 shares issued at December 31, 2024		—		1
Additional paid-in capital		27,996		27,639
Retained earnings		44,065		37,568
Treasury stock, at cost — 315,863,800 and 242,977,194 shares at December 31, 2025 and 2024, respectively		(18,437)		(11,196)
Accumulated other comprehensive income (loss)		(10,983)		(14,848)
Total stockholders' equity		49,425		48,375
Total liabilities and stockholders' equity	$	490,995	$	479,843

See Notes to Consolidated Financial Statements.

THE CHARLES SCHWAB CORPORATION

Consolidated Statements of Stockholders' Equity

(In Millions)

	Preferred Stock	Common Stock Shares	Common Stock Amount	Nonvoting Common Stock Shares	Nonvoting Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock, at cost	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2022	$ 9,706	2,023	$ 20	51	$ 1	$ 27,075	$ 31,066	$ (8,639)	$ (22,621)	$ 36,608
Net income	—	—	—	—	—	—	5,067	—	—	5,067
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	4,490	4,490
Redemption and repurchase of preferred stock, inclusive of tax	(515)	—	—	—	—	—	44	—	—	(471)
Dividends declared on preferred stock	—	—	—	—	—	—	(438)	—	—	(438)
Dividends declared on common stock — $1.00 per share	—	—	—	—	—	—	(1,838)	—	—	(1,838)
Repurchase of common stock, inclusive of tax	—	—	—	—	—	—	—	(2,866)	—	(2,866)
Stock option exercises and other	—	—	—	—	—	(145)	—	194	—	49
Share-based compensation	—	—	—	—	—	294	—	—	—	294
Other	—	—	—	—	—	106	—	(43)	—	63
Balance at December 31, 2023	$ 9,191	2,023	$ 20	51	$ 1	$ 27,330	$ 33,901	$ (11,354)	$ (18,131)	$ 40,958
Net income	—	—	—	—	—	—	5,942	—	—	5,942
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	3,283	3,283
Dividends declared on preferred stock	—	—	—	—	—	—	(437)	—	—	(437)
Dividends declared on common stock — $1.00 per share	—	—	—	—	—	—	(1,838)	—	—	(1,838)
Stock option exercises and other	—	—	—	—	—	(123)	—	207	—	84
Share-based compensation	—	—	—	—	—	313	—	—	—	313
Other	—	—	—	—	—	119	—	(49)	—	70
Balance at December 31, 2024	$ 9,191	2,023	$ 20	51	$ 1	$ 27,639	$ 37,568	$ (11,196)	$ (14,848)	$ 48,375
Net income	—	—	—	—	—	—	8,852	—	—	8,852
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	3,865	3,865
Redemption of preferred stock	(2,428)	—	—	—	—	—	(30)	—	—	(2,458)
Dividends declared on preferred stock	—	—	—	—	—	—	(371)	—	—	(371)
Dividends declared on common stock — $1.08 per share	—	—	—	—	—	—	(1,958)	—	—	(1,958)
Repurchase of common stock, inclusive of tax	—	—	—	—	—	—	—	(5,902)	—	(5,902)
Repurchase of nonvoting common stock, inclusive of tax	—	19	—	(19)	—	—	—	(1,512)	—	(1,512)
Conversion of nonvoting common stock to common stock	—	32	1	(32)	(1)	—	—	—	—	—
Stock option exercises and other	—	—	—	—	—	(74)	—	230	—	156
Share-based compensation	—	—	—	—	—	289	—	—	—	289
Other	—	—	—	—	—	142	4	(57)	—	89
Balance at December 31, 2025	$ 6,763	2,074	$ 21	—	$ —	$ 27,996	$ 44,065	$ (18,437)	$ (10,983)	$ 49,425

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In Millions)

Year Ended December 31,	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 8,852	$ 5,942	$ 5,067
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Share-based compensation	317	337	320
Depreciation and amortization	850	916	804
Amortization of acquired intangible assets	512	519	534
Provision (benefit) for deferred income taxes	361	(191)	(478)
Premium amortization, net, on available for sale and held to maturity securities	695	806	830
Other	729	552	702
Net change in:			
Investments segregated and on deposit for regulatory purposes	(4,510)	(14,090)	23,759
Receivables from brokers, dealers, and clearing organizations	(4,750)	887	(451)
Receivables from brokerage clients	(19,390)	(16,779)	(2,135)
Other assets	(1,298)	92	(1,569)
Payables to brokers, dealers, and clearing organizations	12,353	6,688	1,808
Payables to brokerage clients	14,782	16,773	(12,652)
Accrued expenses and other liabilities	(192)	218	3,048
Net cash provided by (used for) operating activities	9,311	2,670	19,587
Cash Flows from Investing Activities			
Purchases of available for sale securities	(8,496)	(2,986)	(1,487)
Proceeds from sales of available for sale securities	8,987	3,532	8,465
Principal payments on available for sale securities	22,958	25,589	36,508
Purchases of held to maturity securities	(1,083)	—	—
Principal payments on held to maturity securities	15,262	14,721	15,461
Net change in bank loans	(12,807)	(4,787)	99
Purchases of equipment, office facilities, and property	(548)	(620)	(700)
Purchases of FHLB stock	(1,023)	(895)	(1,869)
Proceeds from sales of FHLB stock	1,656	1,388	1,344
Purchases of Federal Reserve stock	(9)	(189)	(221)
Proceeds from sales of Federal Reserve stock	11	—	98
Other investing activities	(370)	(322)	(287)
Net cash provided by (used for) investing activities	24,538	35,431	57,411
Cash Flows from Financing Activities			
Net change in bank deposits	(3,374)	(30,832)	(76,771)
Proceeds from FHLB borrowings	28,360	23,001	49,200
Repayments of FHLB borrowings	(43,210)	(32,701)	(35,200)
Proceeds from other short-term borrowings	37,046	27,017	17,000
Repayments of other short-term borrowings	(36,184)	(27,571)	(15,104)
Issuances of long-term debt	1,986	—	6,097
Repayments of long-term debt	(2,248)	(3,682)	(831)
Repurchases of common stock and nonvoting common stock	(7,346)	—	(2,842)
Redemption and repurchase of preferred stock	(2,458)	—	(467)
Dividends paid	(2,329)	(2,275)	(2,276)
Proceeds from stock options exercised	156	84	49
Other financing activities	(101)	(101)	(100)
Net cash provided by (used for) financing activities	(29,702)	(47,060)	(61,245)
Increase (Decrease) in Cash and Cash Equivalents, including Amounts Restricted	4,147	(8,959)	15,753
Cash and Cash Equivalents, including Amounts Restricted at Beginning of Year	65,514	74,473	58,720
Cash and Cash Equivalents, including Amounts Restricted at End of Year	$ 69,661	$ 65,514	$ 74,473

Continued on following page.

THE CHARLES SCHWAB CORPORATION

Continued from previous page.

Year Ended December 31,		2025		2024		2023
Supplemental Cash Flow Information						
Non-cash investing activity:						
Changes in accrued equipment, office facilities, and property purchases	$	54	$	(13)	$	104
Other Supplemental Cash Flow Information						
Cash paid during the year for:						
Interest	$	4,557	$	6,655	$	5,623
Amounts included in the measurement of lease liabilities	$	246	$	260	$	255
Leased assets obtained in exchange for new operating lease liabilities	$	322	$	153	$	118
Leased assets obtained in exchange for new finance lease liabilities	$	11	$	—	$	48

December 31,		2025		2024		2023
Reconciliation of cash, cash equivalents and amounts reported within the balance sheet [1]						
Cash and cash equivalents	$	46,030	$	42,083	$	43,337
Restricted cash and cash equivalents amounts included in cash and investments segregated and on deposit for regulatory purposes		23,631		23,431		31,136
Total cash and cash equivalents, including amounts restricted shown in the statement of cash flows	$	69,661	$	65,514	$	74,473

[1] For more information on the nature of restrictions on restricted cash and cash equivalents, see Note 23.

See Notes to Consolidated Financial Statements.

- 65 -

THE CHARLES SCHWAB CORPORATION
Notes to Consolidated Financial Statements
(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

1. Introduction and Basis of Presentation

The Charles Schwab Corporation (CSC) is a savings and loan holding company. CSC engages, through its subsidiaries (collectively referred to as Schwab or the Company), in wealth management, securities brokerage, banking, asset management, custody, and financial advisory services.

Principal business subsidiaries of CSC include the following:

- Charles Schwab & Co., Inc. (CS&Co), incorporated in 1971, a securities broker-dealer;
- Charles Schwab Bank, SSB (CSB), our principal banking entity; and
- Charles Schwab Investment Management, Inc. (CSIM), the investment advisor for Schwab's proprietary mutual funds (Schwab Funds®) and for Schwab's exchange-traded funds (Schwab ETFs).

Schwab's securities broker-dealer has over 380 domestic branch offices in 48 states and the District of Columbia, as well as locations in Puerto Rico, the United Kingdom, Hong Kong, and Singapore.

Unless otherwise indicated, the terms "Schwab," "the Company," "we," "us," or "our" mean CSC together with its consolidated subsidiaries.

The accompanying consolidated financial statements include CSC and its subsidiaries. Intercompany balances and transactions have been eliminated. These consolidated financial statements have been prepared in conformity with GAAP, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements and in the related disclosures. These estimates are based on information available as of the date of the consolidated financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates. Certain estimates relate to taxes on income and legal and regulatory reserves.

Principles of Consolidation

Schwab evaluates all entities in which it has financial interests for consolidation, except for money market funds, which are specifically excluded from consolidation guidance. When an entity is evaluated for consolidation, Schwab determines whether its interest in the entity constitutes a controlling financial interest under either the variable interest entity (VIE) model or the voting interest entity (VOE) model. In evaluating whether Schwab's interest in a VIE is a controlling financial interest, we consider whether our involvement in the context of the design, purpose, and risks of the VIE, as well as any involvement of related parties, provides us with (i) the power to direct the most significant activities of the VIE, and (ii) the obligation to absorb losses or receive benefits that are significant to the VIE. If both of these conditions exist, then Schwab would be the primary beneficiary of that VIE and consolidate it. Based upon the assessments for all of our interests in VIEs, there are no cases where the Company is the primary beneficiary; therefore, we are not required to consolidate any VIEs. See Note 11 for further information about VIEs. Schwab consolidates all VOEs in which it has majority-voting interests.

Investments in entities in which Schwab does not have a controlling financial interest are accounted for under the equity method of accounting when we have the ability to exercise significant influence over operating and financing decisions of the entity or by accounting policy for investments in certain types of limited liability entities. Investments in entities for which Schwab does not apply the equity method are generally carried at cost and adjusted for impairment and observable price changes of the identical or similar investments of the same issuer (adjusted cost method), except for certain investments in qualified affordable housing projects which are accounted for under the proportional amortization method. All equity method, adjusted cost method, and proportional amortization method investments are included in other assets on the consolidated balance sheets.

2.   Summary of Significant Accounting Policies

Revenue recognition

Net interest revenue

Net interest revenue is not within the scope of Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606), because it is generated from financial instruments covered by various other areas of GAAP. Net interest revenue is the difference between interest generated on interest-earning assets and interest paid on funding sources. Our primary interest-earning assets include cash and cash equivalents; segregated cash and investments; margin loans; investment securities; and bank loans. Interest revenue and expense also include interest received or paid on resale and repurchase agreements, respectively, and fees earned and incurred on securities borrowing and lending activities.

Asset management and administration fees

The majority of asset management and administration fees are generated through our proprietary and third-party mutual fund and ETF offerings, as well as fee-based advisory solutions. Mutual fund and ETF service fees are charged for investment management, shareholder, and administration services provided to Schwab Funds® and Schwab ETFs, as well as recordkeeping, shareholder, and administration services provided to third-party funds. Managed investing solutions fees are charged for brokerage and asset management services provided to managed investing solutions clients. Both mutual fund and ETF service fees and managed investing solutions fees are earned and recognized over time. Fees are generally based on a percentage of the daily value of assets under management and are collected on a monthly or quarterly basis.

Trading revenue

Trading revenue is primarily generated through commissions earned for executing trades for clients in individual equities, options, fixed income securities, and certain third-party mutual funds and ETFs, as well as order flow revenue. Commissions revenue is earned when the trades are executed and collected when the trades are settled. Order flow revenue is comprised of payments received from trade execution venues to which our broker-dealer subsidiary sends equity and option orders. Order flow revenue is recognized when the trades are executed and is collected on a monthly or quarterly basis.

Bank deposit account fees

Bank deposit account fees consist of revenues resulting from sweep programs offered to certain clients whereby uninvested client cash is swept off-balance sheet to FDIC-insured (up to specified limits) accounts at the TD Depository Institutions. The Company provides marketing, recordkeeping, and support services related to these sweep programs to the TD Depository Institutions in exchange for bank deposit account fees. These revenues are based on floating and fixed yields as elected by the Company subject to certain requirements, less interest paid to clients and other applicable fees. Bank deposit account fees are earned and recognized over time and collected on a monthly basis.

Other revenue

Other revenue includes industry fees, service fees, the provision for credit losses on bank loans, and other gains and losses from the sale of assets. Generally, the most significant portion of other revenue is industry fees, which are comprised of fees the Company's broker-dealer subsidiary charges clients to offset the fees imposed on us by third parties. Industry fees are earned and collected when the trade is executed and are recognized gross of amounts remitted to the third parties, which are included in other expenses.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under ASC 606. The practical expedient applies to and is elected for contracts where we recognize revenue at the amount to which we have the right to invoice for services performed.

Cash and cash equivalents

Schwab considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds, deposits with banks, certificates of deposit, commercial paper, U.S. Treasury securities, and resale agreements. See Resale and repurchase agreements below in this Note 2 for further information on the resale agreements. Cash and cash equivalents also include balances that our banking subsidiaries maintain at the Federal Reserve.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to the Customer Protection Rule and other applicable regulations, Schwab maintains cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated and on deposit for regulatory purposes include resale agreements, certificates of deposit, and U.S. government securities. See Resale and repurchase agreements below in this Note 2 for further information on the resale agreements. Certificates of deposit and U.S. government securities are recorded at fair value and unrealized gains and losses are included in earnings.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans and other trading receivables from brokerage clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. Schwab applies the practical expedient based on collateral maintenance provisions under ASC 326 *Financial Instruments – Credit Losses* (ASC 326), in estimating an allowance for credit losses for margin loans. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any unsecured margin loans, including the accrued interest on such loans, no later than at 90 days past due. Accrued interest charged off is recognized as credit loss expense and is included in other expenses in the consolidated statements of income. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the consolidated financial statements.

Other securities owned and securities sold but not yet purchased

Other securities owned and securities sold but not yet purchased are included in other assets and accrued expenses and other liabilities, respectively, on the consolidated balance sheets and recorded at fair value based on quoted market prices or other observable market data. Unrealized gains and losses are included in earnings. Client-held fractional shares are included in other securities owned for client positions where off-balance sheet treatment pursuant to ASC 940 *Financial Services – Brokers and Dealers* is not applicable and the derecognition criteria in ASC 860 *Transfers and Servicing,* are not met. These client-held fractional shares have related repurchase liabilities that are accounted for at fair value with unrealized gains and losses included in earnings. See Fair values of assets and liabilities below in this Note 2 for further information on these repurchase liabilities.

Investment securities

Investment securities include debt securities which are classified based on management's intention on the date of purchase and recorded on the balance sheet as of the trade date. Debt securities not held for trading purposes, for which the Company does not have the positive intent and ability to hold to maturity, are classified as AFS. AFS investment securities are recorded at fair value and unrealized gains and losses, other than losses related to credit factors, are reported, net of taxes, in AOCI included in stockholders' equity. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as HTM. HTM investment securities are recorded at amortized cost, net of any allowance for credit losses. Realized gains and losses from sales of AFS investment securities are determined using the specific-identification method and are included in other revenue. Interest income on investment securities is recognized using the effective interest method based on the contractual terms of the security. Where applicable, prepayments are accounted for as they occur (i.e., prepayments are not estimated).

Accrued interest receivable for AFS and HTM investment securities is included in other assets in the Company's consolidated balance sheets.

An AFS investment security is impaired if the fair value of the security is less than its amortized cost basis. Management evaluates AFS investment securities with unrealized losses to determine whether the security's impairment has resulted from a credit loss or other factors. This evaluation is performed quarterly on an individual security basis.

The evaluation of whether the AFS security impairment has resulted from a credit loss is inherently judgmental. This evaluation considers multiple factors including: the financial condition of the issuer; the payment structure of the security; external credit ratings; our internal credit ratings; the security's market implied credit spread; for asset-backed securities, the amount of credit support provided by the structure of the security to absorb credit losses on the underlying collateral; recent events specific to the issuer and the issuer's industry; and whether all scheduled principal and interest payments have been received.

If management determines that the impairment of an AFS investment security (or a portion of the impairment) is related to credit losses, an allowance for credit losses is recorded for that security through a charge to earnings. The allowance for credit losses on AFS investment securities is measured as the difference between the amortized cost and the present value of expected cash flows and is limited to the difference between amortized cost and the fair value of the security. The Company estimates credit losses on a discounted cash flow basis using the security's effective interest rate. If it is determined that the Company intends to sell the impaired security or if it is more likely than not that the Company will be required to sell the security before any anticipated recovery of the amortized cost basis, any allowance for credit losses of that security will be written off and the amortized cost basis of the security will be written down to fair value with any incremental impairment recorded through earnings.

The Company separately evaluates its HTM investment securities for any expected credit losses. If HTM investment securities share risk characteristics, management evaluates those securities on a collective basis. An allowance for credit losses is recorded through a charge to earnings based on an estimate of current expected credit losses over the remaining expected lives of the HTM investment securities. Management reviews the allowance for credit losses quarterly, taking into consideration current conditions, reasonable and supportable forecasts, past events, and historical experience that affect the expected collectability of the reported amounts.

For the purposes of identifying and measuring impairment of AFS investment securities and for the purposes of estimating the allowance for credit losses on all investment securities, the Company excludes accrued interest from the amortized cost basis and when applicable, the fair value, of investment securities. Changes in the allowance for credit losses on investment securities are recorded through earnings in the period of the change.

For some of the AFS and HTM investment securities, the Company has an expectation that nonpayment of the amortized cost basis is zero based on a long history with no credit losses and considering current conditions and reasonable and supportable forecasts. This applies to a limited set of securities that are guaranteed by the U.S. Treasury, U.S. government agencies, and sovereign entities of high credit quality. The expectation that nonpayment of the amortized cost basis is zero is continually reevaluated.

AFS and HTM investment securities are placed on nonaccrual status on a timely basis and any accrued interest receivable is reversed through interest income.

Resale and repurchase agreements

Resale and repurchase agreements are accounted for as collateralized financing transactions with a receivable or payable recorded at their contractual amounts plus accrued interest. Securities received under resale agreements are not recorded on the consolidated balance sheets. Securities transferred to counterparties under repurchase agreements continue to be recognized on the Company's consolidated balance sheets in the respective financial statement line item and at the respective measurement basis.

Schwab's resale agreements are typically collateralized by U.S. government and agency securities. Receivables for resale agreements segregated for the exclusive benefit of clients are included in cash and investments segregated and on deposit for regulatory purposes in the consolidated balance sheets. Receivables for resale agreements not segregated and on deposit for regulatory purposes are included in either cash and cash equivalents or other assets in the consolidated balance sheets based on their maturity at inception. Schwab applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements.

Payables for repurchase agreements entered by our broker-dealer subsidiary are included in payables to brokers, dealers, and clearing organizations on the consolidated balance sheets. Payables for repurchase agreements entered by Schwab's banking subsidiaries are included in short-term borrowings on the consolidated balance sheets.

The Company monitors its collateral requirements under resale and repurchase agreements daily and collateral is adjusted to ensure full collateralization. Interest received or paid is recorded in interest revenue or interest expense, respectively.

Securities borrowed and securities loaned

Securities borrowing and lending transactions are accounted for as collateralized financing transactions. Securities borrowed transactions typically require Schwab to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in receivables from brokers, dealers, and clearing organizations on the consolidated balance sheets. For securities loaned, Schwab typically receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in payables to brokers, dealers, and clearing organizations on the consolidated balance sheets. In instances where the Company is acting as the lender and receives securities that can be sold or pledged as collateral, the Company recognizes the collateral received at fair value and the obligation to return the collateral in the consolidated balance sheets. The market value of securities borrowed and loaned is monitored and collateral is adjusted to ensure full collateralization. Fees received or paid are recorded in interest revenue or interest expense. Schwab applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Bank loans and related allowance for loan losses

Bank loans held for investments are recorded at amortized cost, which is comprised of the contractual principal amounts adjusted for unamortized direct origination costs or net purchase discounts or premiums. Interest income on bank loans is recognized using the effective interest method based on the contractual terms of the loan. Direct origination costs and premiums and discounts are recognized in interest revenue using the effective interest method over the contractual life of the loan and are adjusted for actual prepayments. Additionally, management estimates an allowance for credit losses, which is deducted from the amortized cost basis of loans to arrive at the amount expected to be collected. The bank loan portfolio includes three portfolio segments: residential real estate, pledged asset lines (PALs), and other loans. We use these segments when developing and documenting our methodology for determining the allowance for credit losses. The residential real estate portfolio segment is divided into two classes of financing receivables for purposes of monitoring and assessing credit risk: First Mortgages and HELOCs.

Schwab records an allowance for credit losses through a charge to provision for credit losses, included in other revenue, based on our estimate of current expected credit losses for the existing portfolio. We review the allowance for credit losses quarterly, taking into consideration current economic conditions, reasonable and supportable forecasts, the composition of the existing loan portfolio, past loss experience, and any other risks inherent in the portfolio to ensure that the allowance for credit losses is maintained at an appropriate level.

Substantially all PALs are collateralized by marketable securities with liquid markets. Credit lines are over-collateralized and borrowers are required to maintain collateral at specified levels at all times. The required collateral levels are determined based on the type of security pledged. Additionally, collateral market value is monitored on a daily basis and a borrower's credit line may be reduced or collateral may be liquidated if the collateral is in danger of falling below specified levels. As such, the credit loss inherent within this portfolio is limited. Schwab applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for PALs.

The methodology to establish an allowance for credit losses for the residential real estate portfolio segment utilizes statistical models that estimate prepayments, defaults, and expected losses for this portfolio segment based on predicted behavior of individual loans within the segment. The methodology also evaluates concentrations in the classes of financing receivables, including loan products within those classes, year of origination, and geographical distribution of collateral.

Expected credit losses are estimated using a loan-level model that projects each loan's behavior over its term based on forecasted voluntary housing turnover, the rates of refinancing, delinquency transition rates, and severity of loss. The model takes into account the current relevant risk indicators, including each loan's term and structure, current delinquency status, and the estimated refreshed LTV ratio, as well as borrower FICO scores and current key interest rates including U.S. Treasury, SOFR, Prime, and mortgage rates. The more significant variables in the model include delinquency roll rates, housing prices, interest

rates, and the unemployment rate. Delinquency roll rates (i.e., the rates at which loans transition through delinquency stages and ultimately result in a loss) are estimated from our historical loss experience over a full economic cycle. Loss severity (i.e., loss given default) estimates are based on forecasted net equity associated with each loan and property, as well as loss experience and market trends, both current and forecasted. Housing price trends are derived from historical home price indices and econometric forecasts of future home values. Factors affecting the home price index include housing inventory, unemployment, interest rates, and inflation expectations. Mortgage rates are estimated based on forecasted spread, while the rest of the interest rates used by the model are projected based on the forward rates. The unemployment rate forecast is typically based on the recent consensus of regularly published economic surveys. Linear interpolation is applied to revert to long-term trends after the reasonable and supportable forecast period.

The methodology described above results in loss factors that are applied to the amortized cost basis of loans, exclusive of accrued interest receivable, to determine the allowance for credit losses for First Mortgages and HELOCs. Management also estimates a liability for expected credit losses on the Company's commitments to extend credit related to unused HELOCs and commitments to purchase First Mortgages. See Note 15 for additional information on these commitments. The liability is calculated by applying the loss factors described above to the commitments expected to be funded and is included in accrued expenses and other liabilities on the consolidated balance sheets. The liability for expected credit losses on these commitments and related activity were immaterial for all periods presented.

Nonaccrual, nonperforming, and impaired loans

First Mortgages, HELOCs, PALs, and other loans are placed on nonaccrual status upon becoming 90 days past due as to interest or principal (unless the loans are well-secured and in the process of collection), or when the full timely collection of interest or principal becomes uncertain, including loans to borrowers who have filed for bankruptcy. HELOC loans secured by a second lien are placed on non-accrual status if the associated first lien is 90 days or more delinquent, regardless of the payment status of the HELOC. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method until qualifying for return to accrual status. Generally, a nonaccrual loan may be returned to accrual status when all delinquent interest and principal is repaid and the borrower demonstrates a sustained period of performance, or when the loan is both well-secured and in the process of collection and collectability is no longer doubtful. Loans on nonaccrual status and other real estate owned are considered nonperforming assets.

Loan charge-offs

The Company charges off a loan in the period that it is deemed uncollectible and records a reduction in the allowance for credit losses and the loan balance. Our charge-off policy for First Mortgage and HELOC loans is to assess the value of the property when the loan has been delinquent for 180 days or has been discharged in bankruptcy proceedings, regardless of whether the property is in foreclosure, and charge off the amount of the loan balance in excess of the estimated current value of the underlying property less estimated costs to sell. The Company's policy for PALs is to charge off any unsecured balances no later than at 90 days past due.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment, office facilities, and property include certain capitalized costs of acquired or internally developed software. Costs for internally developed software are capitalized when the costs relate to development of approved projects for our internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Equipment, office facilities, and property (other than land) are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives are as follows:

All equipment types and furniture	3 to 10 years
Buildings	40 years
Building and land improvements	20 years
Software	3 to 10 years [1]
Leasehold improvements	Lesser of useful life or lease term

[1] Amortized over contractual term if shorter than the estimated useful life.

Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group related to such assets may not be recoverable. Impairment charges are recorded in other expenses.

Goodwill

Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of a reporting unit exceeds its estimated fair value, resulting in an impairment charge for this excess, with the maximum charge limited to the carrying value of goodwill allocated to that reporting unit. Our annual impairment testing date is April 1st. Schwab can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to their carrying values. The estimated fair values of the reporting units are established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit, a market approach which compares each reporting unit to comparable companies in their respective industries, as well as a market capitalization analysis.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Low-income housing tax credit (LIHTC) investments

We account for investments in qualified affordable housing projects using the proportional amortization method if the applicable requirements are met. The proportional amortization method amortizes the cost of the investment over the period in which the investor expects to receive tax credits and other tax benefits, and the resulting amortization is recognized as a component of taxes on income. The carrying value of LIHTC investments is included in other assets on the consolidated balance sheets. Unfunded commitments related to LIHTC investments are included in accrued expenses and other liabilities on the consolidated balance sheets.

Leases

Leases primarily consist of operating leases for corporate offices, branch locations, and server equipment. We determine if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. The Company has also elected to not record leases acquired in a business combination on the balance sheet if the remaining term as of the acquisition date is 12 months or less. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. At the commencement date, we determine classification as either an operating lease or finance lease, and the ROU asset and lease liability are recognized based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability and are expensed in the period incurred. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The amortization of finance lease ROU assets and the interest expense on finance lease liabilities are recognized over the lease term as depreciation and interest expense, respectively. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. For the majority of our leases (real estate leases), the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. We have not elected the practical expedient for equipment leases and account for lease and non-lease components separately for that class of leases.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

The ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group related to such assets may not be recoverable. Impairment charges are recorded in other expense. In certain situations, the Company may also abandon a lease prior to the end of its lease term. Once the Company has committed to a plan to abandon the lease, the amortization period of the ROU asset is shortened to the abandonment date.

Advertising and market development

Advertising and market development activities include the cost to produce and distribute marketing campaigns as well as client incentives and discounts. Where it applies to these costs, the Company's accounting policy is to expense when incurred.

Income taxes

Schwab records income taxes on all transactions that have been recognized in the consolidated financial statements. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period such changes are enacted. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination, the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in Schwab's financial statements. Accrued interest and penalties relating to unrecognized tax benefits are recorded in taxes on income. Schwab records amounts within AOCI net of taxes. Income tax effects are released from AOCI using the specific-identification method.

Share-based compensation

Share-based compensation includes employee and board of director stock options and restricted stock units. Schwab measures compensation expense for these share-based payment arrangements based on their estimated fair values as of the grant date. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. Share-based compensation expense is based on options or units expected to vest and therefore is reduced for estimated forfeitures. Per the Company's accounting policy election, forfeitures are estimated at the time of grant and reviewed annually based on the Company's historical forfeiture experience. Share-based compensation expense is adjusted in subsequent periods if actual forfeitures differ from estimated forfeitures. For share-based payment awards with performance conditions, management assesses and estimates their expected level of achievement. Share-based compensation expense is recognized based on the level of achievement deemed probable and changes in the estimated outcome are reflected as a cumulative adjustment to expense in the period of the change in estimate. The excess tax benefits or deficiencies from the exercise of stock options and the vesting of restricted stock units are recorded in taxes on income.

Derivative instruments and hedging activities

The Company utilizes derivative instruments as part of its interest rate risk management. The Company records all derivatives on the balance sheet at fair value. Accounting for the changes in the fair values of derivatives depends on whether we qualify for and elect to apply hedge accounting and the type of hedging accounting relationship applied. Hedge accounting generally matches the timing of gain or loss recognition on the derivatives with the recognition of the changes in the fair values or cash flows attributable to the risk being hedged. Economic hedges do not qualify for hedge accounting or the Company elects not to apply hedge accounting.

To qualify for hedge accounting, among other requirements, a derivative must be highly effective at reducing exposure to the hedged risk. The assessment of effectiveness is done for each hedging relationship at inception and on an ongoing basis. Depending on certain criteria, these assessments of effectiveness may be qualitative or quantitative. Schwab applies the "shortcut method" of hedge accounting for a portion of its fair value hedges, which assumes perfect effectiveness. Alternatively, when quantitative effectiveness assessments are required, the Company uses regression analysis. The assessment of effectiveness may exclude changes in fair value of the derivative associated with time value.

For the Company's fair value hedges of interest rate risk, the gain or loss on the derivatives and the changes in fair values of the hedged assets and liabilities attributable to benchmark interest rates (basis adjustments) are both recorded in interest revenue or interest expense on the consolidated statements of income. If the hedging relationship is terminated, any remaining basis adjustment is included in the carrying amount of the hedged asset or liability and amortized to interest revenue or interest expense over its remaining life as a yield adjustment. The Company does not amortize basis adjustments prior to termination of the hedging relationship.

Certain fair value hedges may be designated under the portfolio layer method (PLM) of hedge accounting, which allows the Company to hedge the interest rate risk of prepayable and non-prepayable financial assets by designating a stated amount of a closed portfolio that is expected to be outstanding for the designated hedge period (a hedged layer) as the hedged item. A PLM hedging relationship may include multiple hedged layers. If at any point during the hedge period the aggregate amount of the hedged layers exceeds the amount of the closed portfolio (i.e., a breach of the hedged layer(s) has occurred) or is expected to exceed the amount of the closed portfolio at a future date during the hedge period (i.e., a breach of the hedged layer is anticipated), the PLM hedging relationship must be fully or partially terminated to cure the breach or anticipated breach. Basis adjustments for active PLM hedges are maintained at the closed portfolio level and are only allocated to individual assets remaining in the closed portfolio when the hedging relationship is terminated, except for any portion of the basis adjustment related to a breach of the hedged layer(s) that has occurred, which is recognized in interest revenue immediately. Allocated PLM basis adjustments are included in the amortized cost of the hedged assets and amortized to interest revenue over their respective remaining lives as a yield adjustment.

For the Company's cash flow hedges of interest rate risk, the gain or loss on the derivatives is recorded in AOCI and subsequently reclassified into interest revenue or interest expense, depending on where the hedged cash flows are recognized, on the consolidated statements of income when the hedged transactions affect earnings. Amounts reported in AOCI for cash flow hedges of interest rate risk on recognized financial assets and liabilities are reclassified into interest revenue or interest expense as interest payments are accrued or made. Any amounts excluded from the assessment of effectiveness are recorded in AOCI and reclassified into interest revenue or interest expense by using a systematic and rational method over the life of the hedging instrument. If the hedging relationship is terminated and it becomes probable that the transactions that were hedged will not occur, the gain or loss on the derivative recorded in AOCI prior to termination is reclassified into interest revenue or interest expense immediately. Otherwise, the derivative gain or loss in AOCI will continue to be reclassified into interest revenue or interest expense in the periods during which the previously hedged transactions affect earnings.

For the Company's economic hedges, the gain or loss on the derivatives is recorded in earnings and provides an offset to the gains or losses recognized on the hedged items. The Company did not have any economic hedges during the years ended December 31, 2025, 2024, and 2023.

Cash flows associated with derivative instruments are reflected as cash flows from operating activities in the statement of cash flows consistent with the treatment and nature of the items being hedged.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

Schwab's assets and liabilities measured at fair value on a recurring basis include certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, AFS securities, certain other assets, interest rate derivatives, and certain accrued expenses and other liabilities. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as commercial paper; certificates of deposit; U.S. government and agency securities; state and municipal securities; corporate debt securities; asset-backed securities; foreign government agency securities; and non-agency commercial mortgage-backed securities. Such prices are based on observable trades, broker/dealer quotes, and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. Schwab does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amounts recorded.

Liabilities measured at fair value on a recurring basis include interest rate swaps, securities sold but not yet purchased, and repurchase liabilities related to client-held fractional shares of equities, ETFs, and other securities, which are included in other assets on the consolidated balance sheets (see Other securities owned and securities sold but not yet purchased above in this Note 2 for the treatment of client-held fractional shares). The fair values of securities sold but not yet purchased are based on quoted market prices or other observable market data. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related client-held fractional shares. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related client-held fractional shares. Unrealized gains and losses on client-held fractional shares offset the unrealized gains and losses on the corresponding repurchase liabilities, resulting in no impact to the consolidated statements of income. The Company's liabilities to repurchase client-held fractional shares do not have credit risk, and, as a result, the Company has not recognized any gains or losses in the consolidated statements of income or comprehensive income attributable to instrument-specific credit risk for these repurchase liabilities. The repurchase liabilities are included in accrued expenses and other liabilities on the consolidated balance sheet.

The fair values of interest rate derivatives are based on market observable interest rate yield curves. Fair value measurements are priced considering the coupon rate of the fixed leg of the contract and the variable coupon rate on the floating leg of the contract. Valuation is based on both spot and forward rates on the swap yield curve. The Company validates its valuations with counterparty quotations from central counterparty (CCP) clearing houses. See Note 16 for additional information on the Company's interest rate derivatives.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

New Accounting Standards

Adoption of New Accounting Standards

Standard	Description	Date of Adoption	Effects on the Financial Statements or Other Significant Matters
Accounting Standards Update (ASU) 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"	Expands income tax disclosures, primarily by enhancing the rate reconciliation table and requiring additional disaggregated information about income taxes paid. Adoption allows retrospective or prospective application, with early adoption permitted.	January 1, 2025 (applies to the annual financial statements for 2025 and interim periods thereafter)	The Company adopted this guidance on January 1, 2025 on a retrospective basis for all periods presented within these 2025 annual financial statements. The impact of adoption was the additional tax disclosures included in Note 22.

New Accounting Standards Not Yet Adopted

Standard	Description	Required Date of Adoption	Effects on the Financial Statements or Other Significant Matters
ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"	Requires additional disclosures about certain expenses including, but not limited to, employee compensation, depreciation, amortization of intangible assets, and selling expenses. Also requires annual disclosure of how selling expenses are defined. Adoption allows retrospective or prospective application, with early adoption permitted.	January 1, 2027 (applies to the annual financial statements for 2027 and interim periods thereafter)	The Company is evaluating the impact of this guidance on its financial statement disclosures.
ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software"	Removes references to prescriptive and sequential software development stages. Requires an entity to begin capitalizing software costs when both of the following occur: 1) management has authorized and committed to funding the software project, and 2) it is probable that the project will be completed and the software will be used to perform the function intended. Adoption allows retrospective, prospective, or modified transition application, with early adoption permitted.	January 1, 2028	The Company is evaluating the impact of this guidance on its financial statements.
ASU 2025-09, "Derivatives and Hedging (Topic 815) Hedge Accounting Improvements	Clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform. Adoption should be applied on a prospective basis for all hedging relationships and may be elected for hedging relationships that exist as of the date of adoption. Upon adoption, entities will be permitted to modify certain critical terms of certain hedging relationships without dedesignating the hedge.	January 1, 2027	The Company is evaluating the impact of this guidance on its financial statements.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

3. Revenue Recognition

Disaggregated Revenue

Disaggregation of Schwab's revenue by major source is as follows:

Year Ended December 31,	2025	2024	2023
Net interest revenue			
Cash and cash equivalents	$ 1,189	$ 1,539	$ 1,894
Cash and investments segregated	1,862	1,443	1,355
Receivables from brokerage clients (1)	5,700	5,420	4,793
Available for sale securities	1,538	2,166	2,987
Held to maturity securities	2,386	2,636	2,872
Bank loans	2,168	1,867	1,664
Securities lending revenue	437	330	419
Other interest revenue (1)	224	136	127
Interest revenue	15,504	15,537	16,111
Bank deposits	(1,185)	(3,152)	(3,363)
Payables to brokers, dealers, and clearing organizations	(701)	(372)	(147)
Payables to brokerage clients (1)	(244)	(272)	(271)
Other short-term borrowings	(324)	(504)	(375)
Federal Home Loan Bank borrowings	(356)	(1,245)	(1,810)
Long-term debt	(836)	(846)	(715)
Other interest expense (1)	(108)	(2)	(3)
Interest expense	(3,754)	(6,393)	(6,684)
Net interest revenue	11,750	9,144	9,427
Asset management and administration fees			
Mutual funds, ETFs, and CTFs	3,665	3,221	2,563
Managed investing solutions	2,440	2,129	1,868
Other	401	366	325
Asset management and administration fees	6,506	5,716	4,756
Trading revenue			
Commissions	1,797	1,591	1,601
Order flow revenue	1,930	1,477	1,404
Principal transactions	194	196	225
Trading revenue	3,921	3,264	3,230
Bank deposit account fees	977	729	705
Other	767	753	719
Total net revenues	$ 23,921	$ 19,606	$ 18,837

(1) Beginning in the fourth quarter of 2025, interest revenue and interest expense from client margin loans and short credits related to certain client long/short strategies from which the Company earns a fixed net yield are presented in other interest revenue and other interest expense. Interest revenue and interest expense amounts related to these client strategies were previously presented in receivables from brokerage clients and payables to brokerage clients, respectively, and full-year 2025 amounts have been reclassified to conform to the new presentation. Prior-year amounts were not impacted by this change.

For additional discussion of contract balances, see Note 10. For a summary of revenue provided by our reportable segments, see Note 24. The recognition of revenue is not impacted by the operating segment in which revenue is generated.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers, and clearing organizations are detailed below:

December 31,	2025	2024
Receivables		
Securities borrowed	$ 4,797	$ 695
Receivables from clearing organizations	2,327	1,670
Receivables for securities failed to deliver	42	40
Other receivables from broker-dealers	24	35
Receivables from brokers, dealers, and clearing organizations	$ 7,190	$ 2,440
Payables		
Deposits for securities loaned	$ 25,131	$ 13,068
Other payables to broker-dealers	302	37
Payables to clearing organizations	115	127
Payables for securities failed to receive	91	104
Broker-dealer repurchase agreements	50	—
Payables to brokers, dealers, and clearing organizations	$ 25,689	$ 13,336

See Note 17 for additional information regarding securities lending and borrowing activities, and repurchase agreements.

5. Receivables from and Payables to Brokerage Clients

Receivables from brokerage clients were $104.7 billion and $85.4 billion at December 31, 2025 and 2024, respectively, and are primarily comprised of margin loans, net of related client cash, short sale proceeds, and other client payables. At December 31, 2025 and 2024, margin loans totaled $112.3 billion and $83.8 billion, respectively. The allowance for credit losses for receivables from brokerage clients and related activity was immaterial as of December 31, 2025 and 2024.

Payables to brokerage clients were $116.3 billion and $101.6 billion at December 31, 2025 and 2024, respectively, and are primarily comprised of Schwab One® payables, net of related client margin loans and other client receivables. At December 31, 2025 and 2024, Schwab One payables totaled $104.5 billion and $91.2 billion, respectively.

At December 31, 2025 and 2024, approximately 16% of CS&Co's total client accounts were located in California.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

6. Investment Securities

The amortized cost, gross unrealized gains and losses, and fair value of the Company's AFS and HTM investment securities are as follows:

December 31, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities				
U.S. agency mortgage-backed securities	$ 44,585	$ —	$ 3,151	$ 41,434
U.S. Treasury securities	11,543	3	182	11,364
Corporate debt securities (1)	5,027	—	360	4,667
Asset-backed securities (2)	4,332	—	133	4,199
U.S. state and municipal securities	595	—	34	561
Non-agency commercial mortgage-backed securities	120	—	7	113
Other	21	—	2	19
Unallocated PLM fair value basis adjustments (3)	2	—	2	—
Total available for sale securities (4)	$ 66,225	$ 3	$ 3,871	$ 62,357
Held to maturity securities				
U.S. agency mortgage-backed securities	$ 133,563	$ 1,732	$ 9,646	$ 125,649
U.S. Treasury securities	406	—	—	406
Total held to maturity securities	$ 133,969	$ 1,732	$ 9,646	$ 126,055
December 31, 2024				
Available for sale securities				
U.S. agency mortgage-backed securities	$ 57,262	$ —	$ 5,429	$ 51,833
U.S. Treasury securities	14,939	1	471	14,469
Corporate debt securities (1)	10,166	—	587	9,579
Asset-backed securities (2)	6,106	—	196	5,910
U.S. state and municipal securities	603	—	54	549
Foreign government agency securities	533	—	6	527
Non-agency commercial mortgage-backed securities	121	—	12	109
Other	21	—	3	18
Unallocated PLM fair value basis adjustments (3)	(47)	—	(47)	—
Total available for sale securities	$ 89,704	$ 1	$ 6,711	$ 82,994
Held to maturity securities				
U.S. agency mortgage-backed securities	$ 146,453	$ 146	$ 13,994	$ 132,605
Total held to maturity securities	$ 146,453	$ 146	$ 13,994	$ 132,605

(1) As of December 31, 2025, approximately 28% and 27% of the total AFS corporate debt securities were issued by institutions in the information technology and consumer staples industries, respectively. As of December 31, 2024, approximately 35%, 18%, and 16% of the total AFS corporate debt securities were issued by institutions in the financial services, consumer staples, and information technology industries, respectively.

(2) As of December 31, 2025, approximately 70% and 21% of the total AFS asset-backed securities were collateralized by Federal Family Education Loan Program asset-backed securities and credit card receivables, respectively. As of December 31, 2024, approximately 62% and 25% of total AFS in asset-backed securities were collateralized by Federal Family Education Loan Program asset-backed securities and credit card receivables, respectively.

(3) This represents the amount of PLM fair value hedge basis adjustments related to AFS securities hedged in a closed portfolio. See Notes 2 and 16 for more information on PLM hedge accounting.

(4) Included in cash and cash equivalents on the consolidated balance sheets, but excluded from this table, is $2.0 billion of AFS U.S. Treasury securities as of December 31, 2025 (none as of December 31, 2024). These holdings have maturities of three months or less at the time of acquisition, and an aggregate market value equal to amortized cost. The weighted-average yield of these securities is 3.17% at December 31, 2025.

At December 31, 2025, our banking subsidiaries had pledged investment securities with a fair value of $59.7 billion (collateral value of $55.6 billion) as collateral to secure borrowing capacity on secured credit facilities with the FHLB (see Note 13). Our banking subsidiaries also pledge investment securities as collateral to secure borrowing capacity at the Federal Reserve discount window, and had pledged securities with a fair value of $30.3 billion (collateral value of $29.3 billion) as collateral for this facility at December 31, 2025. The Company also pledges investment securities issued by federal agencies to secure certain trust deposits. The fair value and collateral value of these pledged securities was $1.6 billion at December 31, 2025.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

At December 31, 2025, our banking subsidiaries had pledged HTM securities as collateral under repurchase agreements with external financial institutions. HTM securities pledged were U.S. agency mortgage-backed securities with an aggregate amortized cost of $1.3 billion, all of which may be sold, repledged, or otherwise used by the counterparties. See Notes 2, 13, and 17 for additional information on these repurchase agreements.

At December 31, 2025, the Company had pledged AFS securities consisting of U.S. Treasury securities with an aggregate fair value of $281 million as initial margin on interest rate swaps (see Notes 16 and 17). All of Schwab's interest rate swaps are cleared through CCPs which require the Company to post initial margin as collateral against potential losses. Initial margin is posted through FCMs which serve as the intermediary between the CCPs and Schwab. The FCM agreements governing our swaps allow for securities pledged as initial margin to be sold, repledged, or otherwise used by the FCM.

AFS investment securities with unrealized losses, aggregated by category and period of continuous unrealized loss, are as follows:

	Less than 12 months		12 months or longer		Total	
December 31, 2025	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale securities						
U.S. agency mortgage-backed securities [1]	$ 4	$ —	$ 41,394	$ 3,151	$ 41,398	$ 3,151
U.S. Treasury securities [1]	1,558	—	5,424	182	6,982	182
Corporate debt securities	—	—	4,667	360	4,667	360
Asset-backed securities [1]	147	—	4,046	133	4,193	133
U.S. state and municipal securities	27	2	534	32	561	34
Non-agency commercial mortgage-backed securities	—	—	113	7	113	7
Other	—	—	19	2	19	2
Total [2]	$ 1,736	$ 2	$ 56,197	$ 3,867	$ 57,933	$ 3,869
December 31, 2024						
Available for sale securities						
U.S. agency mortgage-backed securities	$ —	$ —	$ 51,833	$ 5,429	$ 51,833	$ 5,429
U.S. Treasury securities [1]	243	—	12,727	471	12,970	471
Corporate debt securities	—	—	9,579	587	9,579	587
Asset-backed securities [1]	12	—	5,888	196	5,900	196
U.S. state and municipal securities	—	—	549	54	549	54
Foreign government agency securities	—	—	527	6	527	6
Non-agency commercial mortgage-backed securities	—	—	109	12	109	12
Other	—	—	18	3	18	3
Total [2]	$ 255	$ —	$ 81,230	$ 6,758	$ 81,485	$ 6,758

(1) Amounts of unrealized losses less than 12 months were less than $500 thousand.
(2) For purposes of this table, unrealized losses on AFS securities excludes the unallocated PLM fair value hedge basis adjustments of $2 million and $(47) million at December 31, 2025 and 2024, respectively.

At December 31, 2025, substantially all rated securities in the investment portfolios were investment grade. U.S. agency mortgage-backed securities do not have explicit credit ratings; however, management considers these to be of the highest credit quality and rating given the guarantee of principal and interest by the U.S. government or U.S. government-sponsored enterprises.

For a description of management's quarterly evaluation of AFS securities in unrealized loss positions, see Note 2. No amounts were recognized as credit loss expense and no securities were written down to fair value through earnings for the years ended December 31, 2025 and 2024. None of the Company's AFS securities held as of December 31, 2025 and 2024 had an allowance for credit losses. HTM securities as of December 31, 2025 were U.S. agency mortgage-backed securities and U.S. Treasury securities, and as of December 31, 2024 all HTM securities were U.S. agency mortgage-backed securities. At both December 31, 2025 and 2024, HTM securities had no allowance for credit losses because expected nonpayment of the amortized cost basis is zero.

The Company had $386 million and $455 million of accrued interest for AFS and HTM securities as of December 31, 2025 and 2024, respectively. These amounts are excluded from the amortized cost basis and fair market value of AFS and HTM securities

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(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

7. Bank Loans and Related Allowance for Credit Losses

The composition of bank loans and delinquency analysis by portfolio segment and class of financing receivable is as follows:

December 31, 2025	Current	30-59 days past due	60-89 days past due	>90 days past due and other nonaccrual loans [3]	Total past due and other nonaccrual loans	Total loans	Allowance for credit losses	Total bank loans — net
Residential real estate:								
First Mortgages [1,2]	$ 30,429	$ 13	$ 5	$ 37	$ 55	$ 30,484	$ 28	$ 30,456
HELOCs [1,2]	423	1	—	3	4	427	1	426
Total residential real estate	30,852	14	5	40	59	30,911	29	30,882
Pledged asset lines	26,570	20	10	3	33	26,603	—	26,603
Other	477	—	—	—	—	477	7	470
Total bank loans	$ 57,899	$ 34	$ 15	$ 43	$ 92	$ 57,991	$ 36	$ 57,955
December 31, 2024								
Residential real estate:								
First Mortgages [1,2]	$ 27,321	$ 37	$ 6	$ 25	$ 68	$ 27,389	$ 14	$ 27,375
HELOCs [1,2]	421	—	—	3	3	424	1	423
Total residential real estate	27,742	37	6	28	71	27,813	15	27,798
Pledged asset lines	17,010	8	—	6	14	17,024	—	17,024
Other	398	—	—	1	1	399	6	393
Total bank loans	$ 45,150	$ 45	$ 6	$ 35	$ 86	$ 45,236	$ 21	$ 45,215

(1) First Mortgages and HELOCs include unamortized premiums and discounts and direct origination costs of $131 million and $112 million at December 31, 2025 and 2024, respectively.

(2) At December 31, 2025 and 2024, 41% and 42%, respectively, of the First Mortgage and HELOC portfolios were concentrated in California. These loans have performed in a manner consistent with the portfolio as a whole.

(3) There were no loans accruing interest that were contractually 90 days or more past due at December 31, 2025 or 2024. Bank-loan related nonperforming assets consisted of the nonaccrual loans presented here and loan modifications to borrowers experiencing financial difficulty were not material at both December 31, 2025 and 2024.

At December 31, 2025, CSB had pledged the full balance of First Mortgages and HELOCs pursuant to a blanket lien status collateral arrangement to secure borrowing capacity on a secured credit facility with the FHLB (see Note 13).

Changes in the allowance for credit losses on bank loans were as follows:

	First Mortgages	HELOCs	Total residential real estate	Pledged asset lines	Other	Total
Balance at December 31, 2022	$ 66	$ 4	$ 70	$ —	$ 3	$ 73
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Provision for credit losses	(34)	(2)	(36)	—	1	(35)
Balance at December 31, 2023	$ 32	$ 2	$ 34	$ —	$ 4	$ 38
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Provision for credit losses	(18)	(1)	(19)	—	2	(17)
Balance at December 31, 2024	$ 14	$ 1	$ 15	$ —	$ 6	$ 21
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Provision for credit losses	14	—	14	—	1	15
Balance at December 31, 2025	$ 28	$ 1	$ 29	$ —	$ 7	$ 36

As discussed in Note 2, the Company charges off any unsecured PAL balances no later than 90 days past due. As of December 31, 2025, substantially all PALs are also subject to the collateral maintenance practical expedient under ASC 326

Financial Instruments — Credit Losses. All PALs were fully collateralized by securities with fair values in excess of borrowings as of December 31, 2025 and 2024, and no allowance for credit losses for PALs as of those dates was required.

The U.S. economy saw lower hiring, minor home price declines, and a modest inflation gain at the end of the fourth quarter of 2025, while continuing to face moderately restrictive monetary policy and geopolitical unrest amid a backdrop of elevated uncertainty relating to economic impacts of emerging trade policy. Management's macroeconomic outlook reflects sustained current benchmark lending rates, with a softening labor market and slight near-term home price depreciation. Though higher mortgage rates are easing demand and reducing borrower affordability, we expect constrained housing supply to keep home prices relatively stable. As a result of these factors, we modestly increased projected loss rates at December 31, 2025, as compared to December 31, 2024, even as credit quality metrics in the Company's bank loans portfolio continue to be strong.

Credit Quality

In addition to monitoring delinquency, Schwab monitors the credit quality of First Mortgages and HELOCs by stratifying the portfolios by the following:

- Year of origination;
- Borrower FICO scores at origination (Origination FICO);
- Refreshed borrower FICO scores (Refreshed FICO);
- Loan-to-value (LTV) ratios at origination (Origination LTV); and
- Estimated Refreshed LTV ratios (Estimated Refreshed LTV).

Borrowers' FICO scores are provided by an independent third-party credit reporting service and are generally updated quarterly. The Origination LTV and Estimated Refreshed LTV for a HELOC include any first lien mortgage outstanding on the same property at the time of the HELOC's origination. The Estimated Refreshed LTV for each loan is updated on a monthly basis by reference to a home price appreciation index.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The credit quality indicators of the Company's First Mortgages and HELOCs are detailed below:

	First Mortgages Amortized Cost Basis by Origination Year									
December 31, 2025	2025	2024	2023	2022	2021	pre-2021	Total First Mortgages	Revolving HELOCs amortized cost basis	HELOCs converted to term loans	Total HELOCs
Origination FICO										
<620	$ —	$ 1	$ —	$ 3	$ 1	$ 1	$ 6	$ —	$ —	$ —
620 – 679	23	16	4	23	28	21	115	—	1	1
680 – 739	526	272	219	667	1,011	497	3,192	52	24	76
≥740	5,480	2,534	1,573	4,546	9,109	3,929	27,171	260	90	350
Total	$ 6,029	$ 2,823	$ 1,796	$ 5,239	$ 10,149	$ 4,448	$ 30,484	$ 312	$ 115	$ 427
Origination LTV										
≤70%	$ 4,105	$ 1,925	$ 1,216	$ 3,891	$ 8,832	$ 3,641	$ 23,610	$ 296	$ 80	$ 376
>70% – ≤90%	1,924	898	580	1,348	1,317	806	6,873	16	34	50
>90% – ≤100%	—	—	—	—	—	1	1	—	1	1
Total	$ 6,029	$ 2,823	$ 1,796	$ 5,239	$ 10,149	$ 4,448	$ 30,484	$ 312	$ 115	$ 427
Refreshed FICO										
<620	$ 8	$ 4	$ 3	$ 36	$ 32	$ 23	$ 106	$ 3	$ 3	$ 6
620 – 679	59	31	25	61	80	60	316	5	6	11
680 – 739	570	227	153	483	797	360	2,590	48	20	68
≥740	5,392	2,561	1,615	4,659	9,240	4,005	27,472	256	86	342
Total	$ 6,029	$ 2,823	$ 1,796	$ 5,239	$ 10,149	$ 4,448	$ 30,484	$ 312	$ 115	$ 427
Estimated Refreshed LTV (1)										
≤70%	$ 3,877	$ 1,989	$ 1,450	$ 4,696	$ 10,046	$ 4,437	$ 26,495	$ 310	$ 115	$ 425
>70% – ≤90%	2,148	829	342	537	103	11	3,970	2	—	2
>90% – ≤100%	4	5	4	6	—	—	19	—	—	—
Total	$ 6,029	$ 2,823	$ 1,796	$ 5,239	$ 10,149	$ 4,448	$ 30,484	$ 312	$ 115	$ 427
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Percent of Loans on Nonaccrual Status	0.01%	0.01%	0.11%	0.10%	0.15%	0.31%	0.12%	0.16%	1.80%	0.70%

(1) Represents the LTV for the full line of credit (drawn and undrawn) for revolving HELOCs.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

	First Mortgages Amortized Cost Basis by Origination Year								
December 31, 2024	2024	2023	2022	2021	pre-2021	Total First Mortgages	Revolving HELOCs amortized cost basis	HELOCs converted to term loans	Total HELOCs
Origination FICO									
<620	$ 1	$ —	$ 2	$ 1	$ 2	$ 6	$ —	$ —	$ —
620 – 679	24	4	26	29	28	111	—	1	1
680 – 739	361	249	724	1,091	576	3,001	47	30	77
≥740	3,203	1,895	4,902	9,796	4,475	24,271	241	105	346
Total	$ 3,589	$ 2,148	$ 5,654	$ 10,917	$ 5,081	$ 27,389	$ 288	$ 136	$ 424
Origination LTV									
≤70%	$ 2,471	$ 1,445	$ 4,197	$ 9,479	$ 4,159	$ 21,751	$ 267	$ 95	$ 362
>70% – ≤90%	1,118	703	1,457	1,438	920	5,636	21	40	61
>90% – ≤100%	—	—	—	—	2	2	—	1	1
Total	$ 3,589	$ 2,148	$ 5,654	$ 10,917	$ 5,081	$ 27,389	$ 288	$ 136	$ 424
Refreshed FICO									
<620	$ —	$ 3	$ 25	$ 15	$ 21	$ 64	$ 1	$ 5	$ 6
620 – 679	34	31	74	97	74	310	6	7	13
680 – 739	339	191	574	871	435	2,410	48	24	72
≥740	3,216	1,923	4,981	9,934	4,551	24,605	233	100	333
Total	$ 3,589	$ 2,148	$ 5,654	$ 10,917	$ 5,081	$ 27,389	$ 288	$ 136	$ 424
Estimated Refreshed LTV (1)									
≤70%	$ 2,402	$ 1,660	$ 4,942	$ 10,747	$ 5,057	$ 24,808	$ 285	$ 136	$ 421
>70% – ≤90%	1,187	487	693	166	20	2,553	3	—	3
>90% – ≤100%	—	1	17	3	4	25	—	—	—
>100%	—	—	2	1	—	3	—	—	—
Total	$ 3,589	$ 2,148	$ 5,654	$ 10,917	$ 5,081	$ 27,389	$ 288	$ 136	$ 424
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Percent of Loans on Nonaccrual Status	0.01%	0.12%	0.16%	0.04%	0.18%	0.09%	0.07%	2.33%	0.71%

(1) Represents the LTV for the full line of credit (drawn and undrawn) for revolving HELOCs.

At December 31, 2025, $26.2 billion of First Mortgage loans had adjustable interest rates. Substantially all of these mortgages have initial fixed interest rates for three to ten years and interest rates that typically adjust every six to twelve months pursuant to the terms of the loan thereafter. Approximately 23% of the balance of these mortgages consisted of loans with interest-only payment terms. The interest rates on approximately 66% of the balance of these interest-only loans are not scheduled to reset for three or more years.

At December 31, 2025 and 2024, Schwab had $223 million and $171 million, respectively, of accrued interest on bank loans, which is excluded from the amortized cost basis of bank loans and included in other assets on the consolidated balance sheets.

The HELOC product has a 30-year loan term with an initial draw period of ten years from the date of origination. After the initial draw period, the balance outstanding at such time is converted to a 20-year amortizing loan. The interest rate during the initial draw period and the 20-year amortizing period is a floating rate based on the prime rate plus a margin.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The following table presents when current outstanding HELOCs will convert to amortizing loans:

December 31, 2025	Balance
Converted to an amortizing loan by period end [(1)]	$ 115
Within 1 year	13
> 1 year – 3 years	35
> 3 years – 5 years	56
> 5 years	208
Total	$ 427

(1) Includes $13 million of HELOCs converted to amortizing loans during the year ended December 31, 2025.

At December 31, 2025, $329 million of the HELOC portfolio was secured by second liens on the associated properties. Second lien mortgage loans typically possess a higher degree of credit risk given the subordination to the first lien holder in the event of default. In addition to the credit monitoring activities described previously, Schwab also monitors credit risk by reviewing the delinquency status of the first lien loan on the associated property. At December 31, 2025, the borrowers on approximately 61% of HELOC loan balances outstanding only paid the minimum amount due.

8. Equipment, Office Facilities, and Property

Equipment, office facilities, and property are detailed below:

December 31,	2025	2024
Software	$ 3,890	$ 3,718
Buildings	1,976	1,801
Information technology and telecommunications equipment	1,127	1,086
Leasehold improvements	371	411
Land	244	235
Construction in progress	90	205
Other	360	341
Total equipment, office facilities, and property	8,058	7,797
Accumulated depreciation and amortization	(4,967)	(4,459)
Total equipment, office facilities, and property — net	$ 3,091	$ 3,338

As a result of its Ameritrade integration and restructuring efforts, the Company recognized impairment losses of fixed assets of $47 million during the year ended December 31, 2023. These losses are included in other expense on the consolidated statements of income. For the purpose of measuring impairment loss, the fair value of the asset group was determined using a discounted cash flow analysis. The fair value of the asset group was not material at December 31, 2023.

9. Goodwill and Acquired Intangible Assets

The changes in the carrying amount of goodwill, as allocated to our reportable segments, are presented in the following table:

	Investor Services	Advisor Services	Total
December 31, 2023	$ 7,969	$ 3,982	$ 11,951
Goodwill acquired and other changes during the period [(1)]	114	(114)	—
December 31, 2024	$ 8,083	$ 3,868	$ 11,951
Goodwill acquired and other changes during the period	—	—	—
December 31, 2025	$ 8,083	$ 3,868	$ 11,951

(1) In connection with certain changes in Schwab's organizational management structure, in the fourth quarter of 2024, the Retirement Business Services business unit was transferred from the Advisor Services segment to the Investor Services segment. Related goodwill amounts were transferred from the Advisor Services segment to the Investor Services segment.

We performed an assessment of each of the Company's reporting units as of our annual testing date. Based on this analysis, we concluded that goodwill was not impaired. There were no indicators that goodwill was impaired after our annual testing date. Schwab did not recognize any goodwill impairment in any of the years presented.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Acquired intangible assets are detailed below:

	December 31, 2025			December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Client relationships	$ 9,819	$ (2,679)	$ 7,140	$ 9,819	$ (2,171)	$ 7,648
Technology	216	(216)	—	216	(212)	4
Trade names	113	(20)	93	111	(20)	91
Total acquired intangible assets	$ 10,148	$ (2,915)	$ 7,233	$ 10,146	$ (2,403)	$ 7,743

Estimated future annual amortization expense for acquired intangible assets as of December 31, 2025 is as follows:

2026	$ 508
2027	508
2028	507
2029	507
2030	507
Thereafter	4,603
Total	$ 7,140

Note: The above schedule excludes indefinite-lived intangible assets of $93 million.

10. Other Assets

The components of other assets are detailed below:

December 31,	2025	2024
Other securities owned at fair value (1)	$ 3,162	$ 2,543
Other investments (2)	3,068	3,282
Receivables — interest, dividends, and other	2,068	1,952
Deferred tax assets — net	1,969	3,527
Customer contract receivables (3)	819	694
Operating lease ROU assets	705	591
Income taxes receivable	593	255
Capitalized contract costs	578	487
Contract assets — net	193	216
Other	473	484
Total other assets	$ 13,628	$ 14,031

(1) Includes fractional shares held in client brokerage accounts. Corresponding client repurchase liabilities in an equal amount for these client-held fractional shares are included in accrued expenses and other liabilities on the consolidated balance sheet. See also Notes 2 and 18.

(2) Includes LIHTC investments and certain other CRA-related investments (see Note 11). This item also includes investments in FHLB stock of $98 million and $703 million at December 31, 2025 and 2024, respectively, which are required to be held as a condition of borrowing with the FHLB (see Note 13) and can only be sold to the issuer at its par value. Any cash dividends received from investments in FHLB stock are recognized as interest revenue in the consolidated statements of income. Other investments also includes investments in Federal Reserve stock of $655 million and $657 million at December 31, 2025 and 2024, respectively; these holdings are a condition of CSB, CSPB, and Trust Bank's membership with the Federal Reserve.

(3) Represents receivables from contracts with customers within the scope of ASC 606.

Capitalized contract costs

Capitalized contract costs relate to incremental costs of obtaining a contract with a customer, including sales commissions paid to employees for obtaining contracts with clients, and are presented in the table above. These costs are amortized to expense on a straight-line basis over a period that is consistent with how the related revenue is recognized. Amortization expense related to capitalized contract costs was $111 million, $97 million, and $85 million during the years ended December 31, 2025, 2024, and 2023, respectively, which was recorded in compensation and benefits expense on the consolidated statements of income.

Contract assets

Contract assets relate to the buy down of fixed-rate obligation amounts pursuant to the 2023 IDA agreement, and are presented in the table above. These assets are amortized on a straight-line basis over the remaining contractual term as a reduction to bank deposit account fee revenue. For additional discussion of the 2023 IDA agreement, see Note 15.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

11. Variable Interest Entities

As of December 31, 2025 and 2024, substantially all of Schwab's involvement with VIEs is through CSB's CRA-related investments and most of these are related to LIHTC investments. As part of CSB's community reinvestment initiatives, CSB invests in funds that make equity investments in multifamily affordable housing properties and receives tax credits and other tax benefits for these investments. During 2025, 2024, and 2023, CSB recorded amortization of $187 million, $154 million, and $119 million, respectively, and recognized tax credits and other tax benefits of $248 million, $200 million, and $153 million, respectively, associated with these investments. The amortization, as well as the tax credits and other tax benefits, are included in taxes on income. Tax credits and other tax benefits are reflected as cash flows from operating activities on the consolidated statements of cash flows.

Aggregate assets, liabilities, and maximum exposure to loss

The aggregate assets, liabilities, and maximum exposure to loss from those VIEs in which Schwab holds a variable interest, but is not the primary beneficiary, are summarized in the table below:

	December 31, 2025			December 31, 2024		
	Aggregate assets	Aggregate liabilities	Maximum exposure to loss	Aggregate assets	Aggregate liabilities	Maximum exposure to loss
LIHTC investments [(1)]	$ 2,084	$ 1,111	$ 2,084	$ 1,729	$ 947	$ 1,729
Other investments [(2)]	250	—	342	224	—	340
Total	$ 2,334	$ 1,111	$ 2,426	$ 1,953	$ 947	$ 2,069

[(1)] Aggregate assets and aggregate liabilities are included in other assets and accrued expenses and other liabilities, respectively, on the consolidated balance sheets.
[(2)] Other investments include non-LIHTC CRA investments that are accounted for as loans at amortized cost, equity method investments, AFS securities, or using the adjusted cost method. Aggregate assets are included in AFS securities, bank loans – net, or other assets on the consolidated balance sheets.

Schwab's maximum exposure to loss would result from the loss of the investments, including any committed amounts. Schwab's funding of these remaining commitments is dependent upon the occurrence of certain conditions, and Schwab expects to pay substantially all of these commitments between 2026 and 2029. During the years ended December 31, 2025, 2024, and 2023, Schwab did not provide or intend to provide financial or other support to the VIEs that it was not contractually required to provide.

12. Bank Deposits

Bank deposits consist of interest-bearing and non-interest-bearing deposits as follows:

December 31,	2025	2024
Interest-bearing deposits:		
Deposits swept from brokerage accounts	$ 232,410	$ 210,575
Checking	16,473	15,593
Time certificates of deposit [(1)]	2,000	27,701
Savings and other	3,637	4,015
Total interest-bearing deposits	254,520	257,884
Non-interest-bearing deposits	1,227	1,237
Total bank deposits	$ 255,747	$ 259,121

[(1)] Time certificates of deposit consist of brokered CDs. The weighted-average interest rates on outstanding time certificates of deposit at December 31, 2025 and 2024 were 4.03% and 4.90%, respectively. As of December 31, 2025 and 2024, there were no time deposits that were in excess of FDIC insurance limits or otherwise uninsured.

Time certificates of deposit outstanding at December 31, 2025 mature between January 2026 and March 2026.

13. Borrowings

CSC Senior Notes: CSC's Senior Notes are unsecured obligations. CSC may redeem some or all of the Senior Notes of each series prior to their maturity, subject to certain restrictions, and the payment of an applicable make-whole premium in certain instances. Interest is payable semi-annually for the fixed-rate Senior Notes and quarterly for the floating-rate Senior Notes. Interest for the fixed-to-floating rate Senior Notes is payable semi-annually during the fixed-rate period of the notes and quarterly during the floating-rate period of the notes.

Ameritrade Holding LLC Senior Notes: Ameritrade Holding LLC's Senior Notes are unsecured obligations. Ameritrade Holding LLC may redeem some or all of the Senior Notes of each series prior to their maturity, subject to certain restrictions, and the payment of an applicable make-whole premium in certain instances. Interest is payable semi-annually for the fixed-rate Senior Notes.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The following table lists long-term debt by instrument outstanding as of December 31, 2025 and 2024:

	Date of Issuance	Principal Amount Outstanding 2025	Principal Amount Outstanding 2024
CSC Fixed-rate Senior Notes:			
3.000% due March 10, 2025	03/10/15	$ —	$ 375
4.200% due March 24, 2025	03/24/20	—	600
3.625% due April 1, 2025	09/24/21	—	418
3.850% due May 21, 2025	05/22/18	—	750
3.450% due February 13, 2026	11/13/15	350	350
0.900% due March 11, 2026	12/11/20	1,250	1,250
1.150% due May 13, 2026	05/13/21	1,000	1,000
5.875% due August 24, 2026	08/24/23	1,000	1,000
3.200% due March 2, 2027	03/02/17	650	650
2.450% due March 3, 2027	03/03/22	1,500	1,500
3.300% due April 1, 2027	09/24/21	744	744
3.200% due January 25, 2028	12/07/17	700	700
2.000% due March 20, 2028	03/18/21	1,250	1,250
4.000% due February 1, 2029	10/31/18	600	600
3.250% due May 22, 2029	05/22/19	600	600
2.750% due October 1, 2029	09/24/21	475	475
4.625% due March 22, 2030	03/24/20	500	500
1.650% due March 11, 2031	12/11/20	750	750
2.300% due May 13, 2031	05/13/21	750	750
1.950% due December 1, 2031	08/26/21	850	850
2.900% due March 3, 2032	03/03/22	1,000	1,000
CSC Floating-rate Senior Notes:			
SOFR + 0.520% due May 13, 2026	05/13/21	500	500
SOFR + 1.050% due March 3, 2027	03/03/22	500	500
CSC Fixed-to-Floating rate Senior Notes [(1)]:			
5.643% due May 19, 2029	05/19/23	1,200	1,200
6.196% due November 17, 2029	11/17/23	1,300	1,300
4.343% due November 14, 2031	11/14/25	1,000	—
5.853% due May 19, 2034	05/19/23	1,300	1,300
6.136% due August 24, 2034	08/24/23	1,350	1,350
4.914% due November 14, 2036	11/14/25	1,000	—
Total CSC Senior Notes		22,119	22,262
Ameritrade Holding LLC Fixed-rate Senior Notes:			
3.625% due April 1, 2025	10/22/14	—	82
3.300% due April 1, 2027	04/27/17	56	56
2.750% due October 1, 2029	08/16/19	25	25
Total Ameritrade Holding LLC Senior Notes		81	163
Finance lease liabilities		37	49
Unamortized premium — net		33	54
Debt issuance costs		(82)	(93)
Fair value hedging basis adjustments [(2)]		11	(7)
Total long-term debt		$ 22,199	$ 22,428

(1) Interest rates presented are those in effect at December 31, 2025. See table below for additional information regarding future interest rates on fixed-to-floating rate Senior Notes.

(2) This represents the amount of fair value hedge basis adjustments related to Senior Notes hedged. See Notes 2 and 16 for more information on hedging of Senior Notes.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The following table details the changes in future interest rates on fixed-to-floating rate Senior Notes as of December 31, 2025:

Maturity Date	Fixed Semi-annual Interest Rate	Date of Issuance	Floating Quarterly Interest Rate	Interest Rate Reset Date
May 19, 2029	5.643%	05/19/23	SOFR + 2.210%	05/19/28
November 17, 2029	6.196%	11/17/23	SOFR + 1.878%	11/17/28
November 14, 2031	4.343%	11/14/25	SOFR + 0.940%	11/14/30
May 19, 2034	5.853%	05/19/23	SOFR + 2.500%	05/19/33
August 24, 2034	6.136%	08/24/23	SOFR + 2.010%	08/24/33
November 14, 2036	4.914%	11/14/25	SOFR + 1.230%	11/14/35

Annual maturities on all long-term debt outstanding at December 31, 2025, are as follows:

	Maturities
2026	$ 4,124
2027	3,463
2028	1,950
2029	4,200
2030	500
Thereafter	8,000
Total maturities	22,237
Unamortized premium — net	33
Debt issuance costs	(82)
Fair value hedging basis adjustments (1)	11
Total long-term debt	$ 22,199

(1) This represents the amount of fair value hedge basis adjustments related to long-term debt hedged. See Notes 2 and 16 for more information on hedging of long-term debt.

FHLB borrowings: Our banking subsidiaries maintain secured credit facilities with the FHLB. Amounts available under these facilities are dependent on the amount of bank loans and the value of certain investment securities that are pledged as collateral. There was $1.9 billion and $16.7 billion outstanding under these facilities as of December 31, 2025 and 2024, respectively, and these borrowings had a weighted-average interest rate of 3.90% and 5.11%, respectively. As of December 31, 2025 and 2024, the collateral pledged provided additional borrowing capacity of $74.2 billion and $59.8 billion, respectively.

Other short-term borrowings: Total other short-term borrowings outstanding at December 31, 2025 and 2024 were $6.9 billion and $6.0 billion, respectively, and had a weighted-average interest rate of 4.09% and 5.21%, respectively. Additional information regarding our other short-term borrowings facilities is described below.

The Company may engage with external financial institutions and the FICC in repurchase agreements collateralized by investment securities as another source of short-term liquidity. The Company had $1.3 billion and $5.5 billion outstanding pursuant to such repurchase agreements at December 31, 2025 and 2024, respectively. Repurchase agreements outstanding at December 31, 2025 mature between February 2026 and April 2026.

Our banking subsidiaries have access to funding through the Federal Reserve discount window. Amounts available are dependent upon the value of certain investment securities that are pledged as collateral. As of December 31, 2025 and 2024, our collateral pledged provided total borrowing capacity of $29.3 billion and $30.5 billion, respectively, of which no amounts were outstanding at the end of either year.

CSC has the ability to issue up to $5.0 billion of commercial paper notes with maturities of up to 270 days. There was $1.9 billion gross par value before discount of $32 million outstanding at December 31, 2025, and no amounts outstanding at December 31, 2024. CSC and CS&Co also have access to unsecured uncommitted lines of credit with external banks with total borrowing capacity of $1.9 billion; no amounts were outstanding at December 31, 2025 or 2024.

CS&Co maintains secured uncommitted lines of credit, under which CS&Co may borrow on a short-term basis and pledge either client margin securities or firm securities as collateral, based on the terms of the agreements. There was $3.8 billion and $500 million outstanding at December 31, 2025 and 2024, respectively, pursuant to these agreements.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Annual maturities on FHLB borrowings and other short-term borrowings outstanding at December 31, 2025 are as follows:

	2026
FHLB borrowings	$ 1,850
Other short-term borrowings	6,913
Total	$ 8,763

14. Leases

The following table details the amounts and locations of lease assets and liabilities on the consolidated balance sheets:

December 31,	Balance Sheet Classification	2025	2024
Lease assets:			
Operating lease ROU assets	Other assets	$ 705	$ 591
Finance lease ROU assets	Equipment, office facilities, and property — net	35	47
Lease liabilities:			
Operating lease liabilities	Accrued expenses and other liabilities	$ 903	$ 816
Finance lease liabilities	Long-term debt	37	49

The components of lease expense are as follows:

Year Ended December 31,	2025	2024	2023
Lease Cost			
Operating lease cost (1)	$ 215	$ 215	$ 260
Variable lease cost (2)	45	48	48

(1) Includes short-term lease cost, which is immaterial.
(2) Includes payments that are entirely variable and amounts that represent the difference between payments based on an index or rate that is reflected in the lease liability and amounts actually incurred.

The Company had immaterial finance lease cost and sublease income for the years ended December 31, 2025, 2024, and 2023.

In addition to the costs noted above and as a result of its Ameritrade integration and restructuring efforts, the Company recognized impairment losses on ROU assets of $157 million for the year ended December 31, 2023. These losses are included in other expense on the consolidated statements of income. For the purpose of measuring impairment loss, the fair value of the asset group was determined using a discounted cash flow analysis. The fair value of the asset group was not material at December 31, 2023.

The following tables present supplemental operating lease information:

December 31,	2025	2024
Lease Term and Discount Rate		
Weighted-average remaining lease term (years)	5.62	5.53
Weighted-average discount rate	4.09%	3.96%

Annual Maturities of Lease Liabilities	Operating Leases
2026	$ 224
2027	223
2028	169
2029	107
2030	82
Thereafter	214
Total lease payments (1)	1,019
Less: Interest	116
Present value of lease liabilities	$ 903

(1) Lease payments exclude $45 million of legally binding minimum lease payments for leases signed, but not yet commenced. These leases will commence beginning in 2026 with lease terms of 7 to 15 years.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

15. Commitments and Contingencies

Loan portfolio: CSB provides a co-branded loan origination program for CSB clients (the Program) with Rocket Mortgage, LLC. Pursuant to the Program, Rocket Mortgage, LLC originates and services First Mortgages and HELOCs for CSB clients. Under the Program, CSB purchases certain First Mortgages and HELOCs that are originated by Rocket Mortgage, LLC. CSB purchased First Mortgages of $6.7 billion and $4.2 billion during 2025 and 2024, respectively. CSB purchased HELOCs with commitments of $231 million and $157 million during 2025 and 2024, respectively.

The Company's commitments to extend credit on lines of credit and to purchase First Mortgages are as follows:

December 31,	2025	2024
Commitments to extend credit related to unused HELOCs and other lines of credit	$ 1,793	$ 1,895
Commitments to purchase First Mortgage loans	925	511
Total	$ 2,718	$ 2,406

Guarantees and indemnifications: Schwab has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation – a clearing house that establishes margin requirements on these transactions. We satisfy the margin requirements of these transactions through pledging certain client securities. For additional information on these pledged securities, refer to Note 17. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. The Company satisfies the collateral requirements by providing cash as collateral.

The Company also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the amounts it has posted as collateral. The Company also engages third-party firms to clear clients' futures and options on futures transactions and to facilitate clients' foreign exchange trading, and has agreed to indemnify these firms for any losses that they may incur from the client transactions introduced to them by the Company. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees and indemnifications.

IDA agreement: The 2023 IDA agreement with the TD Depository Institutions specifies responsibilities, including certain contingent obligations, of the Company. Pursuant to the 2023 IDA agreement, uninvested cash within eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. Schwab provides recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which Schwab receives an aggregate monthly fee. Under the 2023 IDA agreement, the service fee on client cash deposits held at the TD Depository Institutions is 15 basis points. The Company's ability to migrate these balances to its balance sheet is dependent on multiple factors including having sufficient capital levels to sustain these incremental deposits and certain binding limitations specified in the 2023 IDA agreement.

The 2023 IDA agreement extends the term to sweep balances to the TD Depository Institutions through July 1, 2034, and requires that Schwab maintain certain minimum and maximum IDA balances. Pursuant to the terms of the agreement, after September 10, 2025, withdrawals of balances are permitted at Schwab's discretion, subject to an obligation to maintain IDA balances above a minimum of $60 billion, with a maximum of $90 billion. In accordance with the agreement, after September 10, 2025, Schwab moved $6.7 billion of BDA balances to its balance sheet.

Designation of deposit balances for investment in fixed- or floating-rate instruments under the 2023 IDA agreement is at Schwab's sole discretion with certain limitations on the amount of fixed-rate obligation amounts. If IDA balances decline below the required IDA balance minimum as described above, Schwab would be required to make a nonperformance payment to the TD Depository Institutions pursuant to the terms of the 2023 IDA agreement.

As of December 31, 2025, the total ending IDA balance was $76.3 billion, of which $59.6 billion was fixed-rate obligation amounts and $16.7 billion was floating-rate obligation amounts. As of December 31, 2024, the total ending IDA balance was $87.6 billion, of which $66.6 billion was fixed-rate obligation amounts and $21.0 billion was floating-rate obligation amounts.

Legal contingencies: Schwab is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

Schwab believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are any matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest to stockholders. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition, operating results, or cash flows of the Company.

Corrente Antitrust Litigation: On June 6, 2022, CSC was sued in the U.S. District Court for the Eastern District of Texas on behalf of a putative class of customers who purchased or sold securities through CS&Co or TD Ameritrade, Inc. (now part of CS&Co) from October 26, 2020 to the present. The lawsuit alleges that CSC's acquisition of Ameritrade violated Section 7 of the Clayton Act because it has resulted in an anticompetitive market for the execution of retail customer orders. Plaintiffs seek unspecified damages, as well as injunctive and other relief. A motion by the Company to dismiss the lawsuit was denied by the court on February 24, 2023. On December 12, 2024, the parties filed a joint stipulation proposing a settlement of the lawsuit on a class basis under which defendants would commit to certain non-monetary undertakings and payments of plaintiffs' attorneys' fees and costs in an amount that would be immaterial. The court granted final approval of the settlement on November 24, 2025, and certain objectors to the settlement have appealed the decision to the Fifth Circuit Court of Appeals.

16. Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company utilizes derivative instruments to manage interest rate risk exposures that arise from business activities related to changes in fair values or the receipt and payment of future known and uncertain cash amounts due to changes in interest rates. The Company uses derivative instruments to manage changes in the fair values of, as well as changes in the amounts and/or timing of known or expected cash receipts and payments related to, our AFS investment portfolio, PALs, and Senior Notes.

For a description of how the Company accounts for derivative instruments, see Note 2. For additional information on the basis of presentation for derivative instruments on the Company's consolidated balance sheets and related offsetting considerations, see Note 17.

Fair Value Hedges of Interest Rate Risk

The Company is exposed to changes in the fair value of its fixed-rate AFS securities and Senior Notes, as well as its fixed-to-floating rate Senior Notes during the fixed-rate period, due to changes in benchmark interest rates. The Company uses cleared interest rate swaps to manage its exposure to changes in fair value of these instruments attributable to changes in the designated benchmark interest rate. Cleared interest rate swaps designated as fair value hedges of AFS securities involve the payment of fixed-rate amounts to a CCP in exchange for the Company receiving floating-rate payments over the life of the agreements. Cleared interest rate swaps designated as fair value hedges of Senior Notes involve the receipt of fixed-rate amounts from a CCP in exchange for the Company's floating-rate payments over the life of the agreements.

The Company had outstanding interest rate swaps with aggregate notional amounts of $42.2 billion and $30.9 billion at December 31, 2025 and 2024, respectively, that were designated as fair value hedges of interest rate risk. The notional amount is the basis upon which the pay-fixed/receive-float and receive-fixed/pay-float payments are determined; however, the amount is not exchanged.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Cash Flow Hedges of Interest Rate Risk

Beginning in 2025, the Company uses cleared interest rate swaps designated as cash flows hedges as part of its interest rate risk management strategy to add stability to interest revenue and to manage its exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a CCP in exchange for the Company's floating-rate payments over the life of the agreements without exchange of the underlying notional amount. Such derivatives are used to hedge the variable cash flows associated with Schwab's PALs.

The Company had outstanding interest rate swaps with aggregate notional amounts of $18.7 billion at December 31, 2025 that were designated as cash flow hedges of interest rate risk.

Fair Values of Derivative Instruments

The table below presents the gross fair values of the Company's interest rate swaps designated as hedging instruments on the consolidated balance sheets:

	December 31, 2025		December 31, 2024	
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps [1,2]	$ 1	$ 1	$ —	$ —

[1] Derivative assets are included in other assets and derivative liabilities are included in accrued expenses and other liabilities on the consolidated balance sheets. Derivative assets and liabilities were less than $500 thousand as of December 31, 2024.

[2] Includes reductions related to variation margin settlements. Settlements on derivative positions cleared through CCPs are reflected as reductions to the associated derivative asset and liability balances. As of December 31, 2025, there was a $93 million reduction of derivative assets and a $21 million reduction of derivative liabilities related to variation margin settlements. At December 31, 2024, there was a $295 million reduction of derivative assets and a $10 million reduction of derivative liabilities related to variation margin settlements.

Effects of Fair Value Hedge Accounting

The following amounts are included on the consolidated balance sheets related to fair value hedges:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets and Liabilities	
December 31,	2025	2024	2025	2024
Line item in which the hedged item is included:				
Available for sale securities [1,2]	$ 12,249	$ 15,686	$ (16)	$ (292)
Long-term debt [3]	(20,726)	(14,908)	(6)	7

[1] Includes the amortized cost basis of AFS securities included in PLM hedging relationships. At December 31, 2025 and 2024, the amortized cost basis of the closed portfolios used in these hedging relationships was $1.1 billion and $2.5 billion, respectively, of which $771 million and $2.0 billion, respectively, was designated in a portfolio layer hedging relationship. The cumulative basis adjustments associated with these hedging relationships were an increase of $2 million and a reduction of $47 million of the amortized cost basis of the closed portfolios at December 31, 2025 and 2024, respectively.

[2] Excludes the amortized cost and fair value hedging adjustment of AFS securities for which hedge accounting has been discontinued. The cumulative amount of fair value hedging adjustments remaining for these securities was a reduction of the amortized cost basis of $26 million and $2 million at December 31, 2025 and December 31, 2024, respectively, which are recorded in AFS securities on the consolidated balance sheets and amortized to interest revenue as a yield adjustment over the lives of the securities.

[3] Excludes the carrying amount and fair value hedging adjustment of long-term debt for which hedge accounting has been discontinued. The cumulative amount of fair value hedging adjustments remaining for long-term debt was an increase of the carrying amount of $5 million at December 31, 2025, which is recorded in long-term debt on the consolidated balance sheets and amortized to interest expense over the lives of the borrowings.

The table below presents the effect of the Company's interest rate swaps on the consolidated statements of income:

	Location and Amount of Gain (Loss) Recognized in Income					
	Interest Revenue			Interest Expense		
Year Ended December 31,	2025	2024	2023	2025	2024	2023
Gain (loss) on fair value hedging relationships:						
Hedged items	$ 235	$ (207)	$ (85)	$ (18)	$ 7	$ —
Derivatives designated as hedging instruments [1]	(235)	206	85	20	(7)	—

[1] Interest revenue excludes net gain (loss) from periodic interest accruals and receipts (payments) of $36 million, $55 million, and $2 million for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense excludes net gain (loss) from periodic interest accruals and receipts (payments) of $(57) million for the year ended December 31, 2025. We began designating swaps as fair value hedges of Senior Notes in 2024. As such, there was no impact to interest expense from periodic interest accruals and receipts (payments) for 2023.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Effects of Cash Flow Hedge Accounting

The table below presents the effect of the Company's interest rate swaps designated as cash flow hedges on AOCI (pre-tax) and the consolidated statements of income:

Year Ended December 31,	2025	
Gain (loss) recognized in other comprehensive income [(1)]	$	(17)
Less: Realized gains (losses) reclassified from AOCI to interest revenue		(66)
Net change in AOCI related to cash flow hedges	$	49

[(1)] Included in net unrealized gain (loss) on derivatives designated as cash flow hedging instruments on the consolidated statements of comprehensive income.

For the twelve months following December 31, 2025, the Company expects to reclassify from AOCI into interest revenue approximately $13 million of pre-tax gains.

17. Financial Instruments Subject to Off-Balance Sheet Credit Risk

Resale agreements: CS&Co enters into collateralized resale agreements principally with other broker-dealers to meet obligations related to customer protection under SEC Rule 15c3-3. These collateralized resale agreements could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, CS&Co requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. CS&Co also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. The collateral provided under these resale agreements is utilized to meet obligations under broker-dealer client protection rules, which place limitations on our ability to access such segregated securities. For CS&Co to repledge or sell this collateral, we would be required to deposit cash and/or securities of an equal amount into our segregated reserve bank accounts in order to meet our segregated cash and investments requirement. CS&Co's resale agreements as of December 31, 2025 and 2024 were not subject to master netting arrangements. Amounts related to these resale agreements are included in cash and investments segregated and on deposit for regulatory purposes in the consolidated balance sheets.

Securities lending: Schwab loans brokerage client securities temporarily to other broker-dealers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event a counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of collateral to us. We also borrow securities from other broker-dealers to fulfill short sales by brokerage clients and deliver cash to the lender in exchange for the securities. The fair value of these borrowed securities was $4.6 billion and $674 million at December 31, 2025 and 2024, respectively. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, amounts related to securities borrowed and securities loaned are presented gross in the consolidated balance sheets and are included in receivables from brokers, dealers, and clearing organizations and payables to brokers, dealers, and clearing organizations, respectively, in the consolidated balance sheets.

Repurchase agreements: Schwab's banking subsidiaries enter into collateralized repurchase agreements with external financial institutions and the FICC in which they sell securities and agree to repurchase these securities on a specified future date at a stated repurchase price. These repurchase agreements are collateralized by investment securities with a fair value equal to or in excess of the secured borrowing liability. CS&Co also enters into collateralized repurchase agreements with external financial institutions in which CS&Co utilizes qualifying securities in client margin accounts as collateral. These repurchase agreements are collateralized by client margin securities with a fair value equal to or in excess of the secured borrowing liability. Client margin securities are transferred to an independent agent on behalf of CS&Co and the counterparty, who assumes the responsibility of receiving eligible securities and assigning these securities to the counterparty. Decreases in security prices posted as collateral for repurchase agreements may require Schwab to transfer cash and/or additional securities deemed acceptable by the counterparty. To mitigate this risk, Schwab monitors the fair value of underlying securities pledged as collateral compared to the related liability. Our collateralized repurchase agreements with each external financial institution are considered to be enforceable master netting arrangements. However, we do not net these arrangements. As such, the secured borrowings associated with these collateralized repurchase agreements are presented gross in the consolidated balance sheets. Repurchase agreements at Schwab's banking subsidiaries are included in other short-term borrowings in the consolidated

balance sheets and repurchase agreements at CS&Co are included in payables to brokers, dealers, and clearing organizations in the consolidated balance sheets.

Interest rate swaps: Schwab uses interest rate swaps to manage certain interest rate risk exposures. Schwab's interest rate swaps are cleared through CCPs which require the Company to post initial margin as collateral against potential losses. Schwab pledges investment securities as collateral in order to meet the CCP's initial margin requirements. Initial margin is posted through FCMs which serve as the intermediary between CCPs and Schwab. Our interest rate swaps are subject to enforceable master netting arrangements allowing a right of setoff within each FCM-CCP relationship; however, we do not net these positions. Therefore, interest rate swaps are presented gross in the consolidated balance sheets. Derivative assets are included in other assets and derivative liabilities are included in accrued expenses and other liabilities in the consolidated balance sheets. See Note 16 for additional information on the Company's interest rate swaps.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The following table presents information about our interest rate swaps, resale agreements, securities lending, repurchase agreements, and other activity depicting the potential effect of rights of setoff between these recognized assets and liabilities:

	Gross Assets/ Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Counterparty Offsetting	Collateral	
December 31, 2025						
Assets						
Resale agreements	$ 16,901	$ —	$ 16,901	$ —	$ (16,901) (1)	$ —
Securities borrowed	4,797	—	4,797	(3,069)	(1,677)	51
Interest rate swaps (2)	1	—	1	—	— (3)	1
Total	$ 21,699	$ —	$ 21,699	$ (3,069)	$ (18,578)	$ 52
Liabilities						
Repurchase agreements (4)	$ 1,301	$ —	$ 1,301	$ —	$ (1,301) (5)	$ —
Securities loaned (6)	25,131	—	25,131	(3,069)	(21,137)	925
Secured short-term borrowings (7)	3,800	—	3,800	—	(3,800)	—
Interest rate swaps (2)	1	—	1	—	— (3)	1
Total	$ 30,233	$ —	$ 30,233	$ (3,069)	$ (26,238)	$ 926
December 31, 2024						
Assets						
Resale agreements	$ 10,075	$ —	$ 10,075	$ —	$ (10,075) (1)	$ —
Securities borrowed	695	—	695	(617)	(77)	1
Interest rate swaps (2)	—	—	—	—	— (3)	—
Total	$ 10,770	$ —	$ 10,770	$ (617)	$ (10,152)	$ 1
Liabilities						
Repurchase agreements (4)	$ 5,499	$ —	$ 5,499	$ —	$ (5,499) (5)	$ —
Securities loaned (6)	13,068	—	13,068	(617)	(11,795)	656
Secured short-term borrowings (7)	500	—	500	—	(500)	—
Interest rate swaps (2)	—	—	—	—	— (3)	—
Total	$ 19,067	$ —	$ 19,067	$ (617)	$ (17,794)	$ 656

(1) Actual collateral was greater than or equal to the value of the related assets. At December 31, 2025 and 2024, the fair value of collateral received in connection with resale agreements that was available to be repledged or sold was $17.2 billion and $10.3 billion, respectively.

(2) Amounts were less than $500 thousand as of December 31, 2024.

(3) At December 31, 2025 and 2024, the fair value of initial margin pledged as collateral related to interest rate swaps was $281 million and $378 million, respectively. See Notes 6 and 16 for additional information.

(4) At December 31, 2025, repurchase agreements outstanding at CS&Co have continuous contractual maturities of 35 days.

(5) Actual collateral value was greater than or equal to the value of the related liabilities. At December 31, 2025 and 2024, the fair value of collateral pledged in connection with repurchase agreements at the Company's banking subsidiaries was $1.3 billion and $5.9 billion, respectively. See Note 13 for additional information. At December 31, 2025, collateral pledged for repurchase agreements outstanding at CS&Co was comprised of equity securities held in client brokerage accounts. See table below for fair value of client margin securities held in client brokerage accounts pledged as collateral.

(6) Securities loaned are predominantly comprised of equity securities held in client brokerage accounts. At December 31, 2025, $15.0 billion of securities loaned had overnight and continuous remaining contractual maturities and $10.1 billion of securities loaned had contractual maturities of 35 - 95 days. At December 31, 2024, $8.8 billion of securities loaned had overnight and continuous remaining contractual maturities and $4.3 billion of securities loaned had contractual maturities of 35 - 95 days. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2025 and 2024.

(7) Included in other short-term borrowings in the consolidated balance sheets. At December 31, 2025 and 2024, collateral pledged for secured short-term borrowings was comprised of equity securities held in client brokerage accounts. See below for amount of collateral pledged and Note 13 for additional information.

Client trade settlement: Schwab is obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally one business day after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Margin lending: Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged to third parties under such regulations and from securities borrowed transactions:

December 31,	2025	2024
Fair value of client securities available to be pledged	$ 155,525	$ 116,258
Fair value of securities pledged for:		
Fulfillment of requirements with the Options Clearing Corporation [(1)]	$ 34,791	$ 24,011
Fulfillment of client short sales	16,196	5,179
Securities lending to other broker-dealers	23,867	12,282
Collateral for secured short-term borrowings	4,376	618
Collateral for repurchase agreements	56	—
Total collateral pledged to third parties	$ 79,286	$ 42,090

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $217 million and $105 million as of December 31, 2025 and 2024, respectively.

(1) Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

18. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and Schwab's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing services at December 31, 2025 or 2024.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

December 31, 2025	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 13,947	$ —	$ —	$ 13,947
U.S. Treasury securities	—	1,989	—	1,989
Total cash equivalents	13,947	1,989	—	15,936
Investments segregated and on deposit for regulatory purposes:				
U.S. government securities	—	23,555	—	23,555
Total investments segregated and on deposit for regulatory purposes	—	23,555	—	23,555
Available for sale securities:				
U.S. agency mortgage-backed securities	—	41,434	—	41,434
U.S. Treasury securities	—	11,364	—	11,364
Corporate debt securities	—	4,667	—	4,667
Asset-backed securities	—	4,199	—	4,199
U.S. state and municipal securities	—	561	—	561
Non-agency commercial mortgage-backed securities	—	113	—	113
Other	—	19	—	19
Total available for sale securities	—	62,357	—	62,357
Other assets:				
Other securities owned:				
Equity, corporate debt, and other securities	1,704	84	—	1,788
Mutual funds and ETFs	1,314	—	—	1,314
State and municipal debt obligations	—	45	—	45
U.S. government securities	—	15	—	15
Total other securities owned	3,018	144	—	3,162
Interest rate swaps	—	1	—	1
Total other assets	3,018	145	—	3,163
Total assets	$ 16,965	$ 88,046	$ —	$ 105,011
Accrued expenses and other liabilities:				
Interest rate swaps	$ —	$ 1	$ —	$ 1
Other	2,804	40	—	2,844
Total accrued expenses and other liabilities	2,804	41	—	2,845
Total liabilities	$ 2,804	$ 41	$ —	$ 2,845

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

December 31, 2024	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 11,005	$ —	$ —	$ 11,005
Total cash equivalents	11,005	—	—	11,005
Investments segregated and on deposit for regulatory purposes:				
U.S. government securities	—	25,740	—	25,740
Total investments segregated and on deposit for regulatory purposes	—	25,740	—	25,740
Available for sale securities:				
U.S. agency mortgage-backed securities	—	51,833	—	51,833
U.S. Treasury securities	—	14,469	—	14,469
Corporate debt securities	—	9,579	—	9,579
Asset-backed securities	—	5,910	—	5,910
U.S. state and municipal securities	—	549	—	549
Foreign government agency securities	—	527	—	527
Non-agency commercial mortgage-backed securities	—	109	—	109
Other	—	18	—	18
Total available for sale securities	—	82,994	—	82,994
Other assets:				
Other securities owned:				
Equity, corporate debt, and other securities	1,395	73	—	1,468
Mutual funds and ETFs	1,019	—	—	1,019
State and municipal debt obligations	—	38	—	38
U.S. government securities	—	18	—	18
Total other securities owned	2,414	129	—	2,543
Total other assets	2,414	129	—	2,543
Total assets	$ 13,419	$ 108,863	$ —	$ 122,282
Accrued expenses and other liabilities:				
Other	$ 2,161	$ 37	$ —	$ 2,198
Total accrued expenses and other liabilities	2,161	37	—	2,198
Total liabilities	$ 2,161	$ 37	$ —	$ 2,198

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Fair Value of Other Financial Instruments

The following tables present the fair value hierarchy for other financial instruments:

December 31, 2025	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 30,094	$ 30,094	$ —	$ —	$ 30,094
Cash and investments segregated and on deposit for regulatory purposes	19,290	2,470	16,820	—	19,290
Receivables from brokers, dealers, and clearing organizations	7,190	—	7,190	—	7,190
Receivables from brokerage clients — net	104,625	—	104,625	—	104,625
Held to maturity securities:					
U.S. agency mortgage-backed securities	133,563	—	125,649	—	125,649
U.S. Treasury securities	406	—	406	—	406
Total held to maturity securities	133,969	—	126,055	—	126,055
Bank loans — net:					
First Mortgages	30,456	—	28,612	—	28,612
HELOCs	426	—	431	—	431
Pledged asset lines	26,603	—	26,603	—	26,603
Other	470	—	470	—	470
Total bank loans — net	57,955	—	56,116	—	56,116
Other assets	766	—	766	—	766
Liabilities					
Bank deposits	$ 255,747	$ —	$ 255,747	$ —	$ 255,747
Payables to brokers, dealers, and clearing organizations	25,689	—	25,689	—	25,689
Payables to brokerage clients	116,341	—	116,341	—	116,341
Accrued expenses and other liabilities	1,359	—	1,359	—	1,359
Other short-term borrowings	6,913	—	6,913	—	6,913
Federal Home Loan Bank borrowings	1,850	—	1,850	—	1,850
Long-term debt	22,162	—	22,059	—	22,059

December 31, 2024	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 31,078	$ 31,078	$ —	$ —	$ 31,078
Cash and investments segregated and on deposit for regulatory purposes	12,416	2,401	10,015	—	12,416
Receivables from brokers, dealers, and clearing organizations	2,440	—	2,440	—	2,440
Receivables from brokerage clients — net	85,343	—	85,343	—	85,343
Held to maturity securities:					
U.S. agency mortgage-backed securities	146,453	—	132,605	—	132,605
Total held to maturity securities	146,453	—	132,605	—	132,605
Bank loans — net:					
First Mortgages	27,375	—	24,336	—	24,336
HELOCs	423	—	441	—	441
Pledged asset lines	17,024	—	17,024	—	17,024
Other	393	—	393	—	393
Total bank loans — net	45,215	—	42,194	—	42,194
Other assets	1,405	—	1,405	—	1,405
Liabilities					
Bank deposits	$ 259,121	$ —	$ 259,121	$ —	$ 259,121
Payables to brokers, dealers, and clearing organizations	13,336	—	13,336	—	13,336
Payables to brokerage clients	101,559	—	101,559	—	101,559
Accrued expenses and other liabilities	1,076	—	1,076	—	1,076
Other short-term borrowings	5,999	—	5,999	—	5,999
Federal Home Loan Bank borrowings	16,700	—	16,700		16,700
Long-term debt	22,379	—	21,621	—	21,621

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

19. Stockholders' Equity

Common and Nonvoting Common Stock

Except as described below, CSC did not issue common shares through external offerings during the years ended December 31, 2025, 2024, or 2023.

In conjunction with its acquisition of Ameritrade in 2020, the Company issued shares of a nonvoting class of CSC common stock to TD Bank and its affiliates. Each share of nonvoting common stock has identical rights to common stock, including liquidation and dividend rights, except that holders of nonvoting common stock have no voting rights other than over matters that significantly and adversely affect the rights or preferences of the nonvoting common stock, or as required by applicable law. Holders of nonvoting common stock are restricted from transferring shares except for permitted inside or outside transfers, as defined in the Company's certificate of incorporation. Shares of nonvoting common stock transferred in a permitted outside transfer are automatically converted to shares of common stock.

On February 12, 2025, TD Group US Holdings LLC, an affiliate of TD Bank, completed a secondary public offering of the Company's common shares through which TD Group US Holdings LLC sold 133.8 million shares of the Company's common stock and 31.7 million shares of the Company's nonvoting common stock, which automatically converted into common stock. The offering was completed at a price of $79.25 per share, for an aggregate amount of $13.1 billion. The Company did not receive any of the proceeds from this sale.

Concurrent with the completion of the secondary offering, and pursuant to a repurchase agreement dated February 9, 2025, the Company repurchased directly from TD Group US Holdings LLC its remaining 19.2 million shares of nonvoting common stock at a price of $77.982 per share for an aggregate repurchase amount of $1.5 billion, which settled on February 12, 2025. The shares of nonvoting common stock automatically converted into common stock upon repurchase and transferred to treasury stock, reducing the number of shares outstanding. These shares were purchased under CSC's previous $15.0 billion share repurchase authorization.

Through the completion of the secondary offering and the Company's repurchase of nonvoting common stock, TD Bank disposed of all of its common shares of CSC and as of February 12, 2025, the Company had no remaining nonvoting common stock outstanding.

CSC repurchased an additional 3.9 million shares of its common stock for $351 million under its previous $15.0 billion share repurchase authorization during the year ended December 31, 2025. There were no repurchases of CSC's common stock during the year ended December 31, 2024, and CSC repurchased 37 million shares of its common stock for $2.8 billion during the year ended December 31, 2023, under the previous share repurchase authorization. On July 24, 2025, CSC publicly announced that its Board of Directors approved a share repurchase authorization to repurchase up to $20.0 billion of common stock, replacing the previous and now terminated share repurchase authorization of up to $15.0 billion of common stock. The new share repurchase authorization does not have an expiration date. During the year ended December 31, 2025, CSC repurchased 58.2 million shares of its common stock under the new authorization for $5.5 billion. As of December 31, 2025 approximately $14.5 billion remained on the new authorization.

Common stock repurchases, net of issuances, are subject to a nondeductible excise tax which is recognized as a direct and incremental cost associated with these transactions. The tax is recorded as part of the cost basis of the treasury stock repurchased, resulting in no impact to the consolidated statements of income.

Preferred Stock

On June 2, 2025, the Company redeemed all of the 24,580 outstanding shares of its fixed-rate reset non-cumulative perpetual preferred stock, Series G, and the corresponding 2,457,964 depositary shares, each representing a 1/100th interest in a share of the Series G preferred stock. The depositary shares were redeemed at a redemption price of $1,000 per depositary share for a total of $2.5 billion. The difference between the total redemption price and the prior carrying value of the Series G preferred stock resulted in a $30 million deemed dividend that was included in the calculation of EPS.

There were no redemptions or repurchases of CSC's preferred stock during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company repurchased 11,620 depositary shares representing interests in Series F preferred stock for $11 million, 42,036 depositary shares representing interests in Series G preferred stock for $42 million,

273,251 depositary shares representing interests in Series H preferred stock for $235 million, and 194,567 depositary shares representing interests in Series I preferred stock for $179 million on the open market. The repurchase prices are inclusive of $3 million of dividends accrued by the stockholders as of the repurchase date.

CSC was authorized to issue 9,940,000 shares of preferred stock, $.01 par value, at December 31, 2025 and 2024. The following is a summary of CSC's non-cumulative perpetual preferred stock issued and outstanding as of such dates:

| | Shares Issued and Outstanding (in ones) at December 31, | | Liquidation Preference Per Share | Carrying Value at December 31, | | Issue Date | Dividend Rate in Effect at December 31, 2025 | Earliest Redemption Date | Date at Which Dividend Rate Resets or Becomes Floating | Reset / Floating Rate | Margin Over Reset / Floating Rate |
	2025 [1]	2024 [1]		2025	2024						
Fixed-rate:											
Series D	750,000	750,000	$ 1,000	$ 728	$ 728	03/07/16	5.95%	06/01/21	N/A	N/A	N/A
Series J	600,000	600,000	1,000	584	584	03/30/21	4.450%	06/01/26	N/A	N/A	N/A
Fixed-to-floating rate/Fixed-rate reset:											
Series F	4,884	4,884	100,000	481	481	10/31/17	5.000%	12/01/27	12/01/27	3M LIBOR [5]	2.575%
Series G [2]	—	24,580	—	—	2,428	04/30/20	—	—	—	—	—
Series H [3]	22,267	22,267	100,000	2,200	2,200	12/11/20	4.000%	12/01/30	12/01/30	10-Year Treasury	3.079%
Series I [4]	20,554	20,554	100,000	2,030	2,030	03/18/21	4.000%	06/01/26	06/01/26	5-Year Treasury	3.168%
Series K [4]	7,500	7,500	100,000	740	740	03/04/22	5.000%	06/01/27	06/01/27	5-Year Treasury	3.256%
Total preferred stock	1,405,205	1,429,785		$ 6,763	$ 9,191						

[1] Represented by depositary shares.
[2] Series G was redeemed on June 2, 2025.
[3] The dividend rate for Series H resets on each ten-year anniversary from the first reset date.
[4] The dividend rate for Series I and Series K resets on each five-year anniversary from the first reset date.
[5] The reset/floating rate for Series F will be determined by the calculation agent prior to the commencement of the floating rate period using what the calculation agent determines to be the industry-accepted substitute or successor base rate to LIBOR.
N/A Not applicable.

Dividends declared on the Company's preferred stock are as follows:

| Year Ended December 31, | 2025 | | 2024 | | 2023 | |
	Total Declared (in millions)	Per Share Amount	Total Declared (in millions)	Per Share Amount	Total Declared [1] (in millions)	Per Share Amount
Series D	$ 44.6	$ 59.52	$ 44.6	$ 59.52	$ 44.6	$ 59.52
Series F	24.4	5,000.00	24.3	5,000.00	24.3	5,000.00
Series G [2]	66.0	2,687.50	132.2	5,375.00	132.2	5,375.00
Series H	89.1	4,000.00	89.1	4,000.00	90.4	4,000.00
Series I	82.3	4,000.00	82.3	4,000.00	82.8	4,000.00
Series J	26.7	44.52	26.7	44.52	26.7	44.52
Series K	37.4	5,000.00	37.4	5,000.00	37.4	5,000.00
Total	$ 370.5		$ 436.6		$ 438.4	

[1] Excludes $3 million of dividends declared on Series G, Series H, and Series I, and accrued by stockholders as of the repurchase date. Such dividends are part of the consideration paid upon repurchase of the depositary shares during the year ended December 31, 2023.
[2] Series G was redeemed on June 2, 2025. Prior to redemption, dividends were paid quarterly. The final dividend was paid on June 2, 2025.

Dividends on CSC's preferred stock are not cumulative and will only be paid on a series of preferred stock for a dividend period if declared by CSC's Board of Directors. Under the terms of each series of preferred stock, CSC's ability to pay dividends on, make distributions with respect to, or to repurchase, redeem or acquire its common stock or any preferred stock ranking on parity with or junior to the series of preferred stock, is subject to restrictions in the event that CSC does not declare and either pay or set aside a sum sufficient for payment of dividends on the series of preferred stock for the immediately preceding dividend period.

Dividends on fixed-rate and fixed-rate reset preferred stock are payable quarterly. Dividends on fixed-to-floating-rate preferred stock are payable semi-annually while at a fixed-rate and will become payable quarterly after converting to a floating rate.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Redemption Rights

Each series of CSC's preferred stock may be redeemed at CSC's option on any dividend payment date on or after the earliest redemption date for that series. All outstanding preferred stock series may also be redeemed following a "capital treatment event," as described in the terms of each series set forth in the relevant certificate of designations. Any redemption of CSC's preferred stock is subject to approval from the Federal Reserve.

20. Accumulated Other Comprehensive Income

AOCI represents cumulative gains and losses that are not reflected in earnings. AOCI balances and the components of other comprehensive income (loss) are as follows:

		Total AOCI
Balance at December 31, 2022	$	(22,621)
Available for sale securities:		
Net unrealized gain (loss), net of tax expense (benefit) of $886		2,653
Other reclassifications included in other revenue, net of tax expense (benefit) of $15		46
Held to maturity securities:		
Amortization of amounts previously recorded upon transfer from available for sale, net of tax expense (benefit) of $657		1,817
Other, net of tax expense (benefit) of $(9)		(26)
Balance at December 31, 2023	$	(18,131)
Available for sale securities:		
Net unrealized gain (loss), net of tax expense (benefit) of $447		1,493
Other reclassifications included in other revenue, net of tax expense (benefit) of $9		31
Held to maturity securities:		
Amortization of amounts previously recorded upon transfer from available for sale, net of tax expense (benefit) of $517		1,762
Other, net of tax expense (benefit) of $2		(3)
Balance at December 31, 2024	$	(14,848)
Available for sale securities:		
Net unrealized gain (loss), net of tax expense (benefit) of $657		2,106
Other reclassifications included in other revenue, net of tax expense (benefit) of $19		60
Held to maturity securities:		
Amortization of amounts previously recorded upon transfer from available for sale, net of tax expense (benefit) of $520		1,667
Derivatives designated as cash flow hedging instruments:		
Net unrealized gain (loss), net of tax expense (benefit) of $(4)		(13)
Reclassifications included in interest revenue, net of tax expense (benefit) of $16		50
Other, net of tax expense (benefit) of $(3)		(5)
Balance at December 31, 2025	$	(10,983)

As of December 31, 2025, the total remaining unamortized loss on securities transferred from AFS to HTM included in AOCI was $8.1 billion net of tax effect ($10.6 billion pre-tax). This loss is being amortized over the remaining lives of the securities, offsetting amortization of the securities' premiums or discounts, and resulting in no impact to net income.

THE CHARLES SCHWAB CORPORATION
Notes to Consolidated Financial Statements
(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

21.   Employee Incentive, Retirement, Deferred Compensation, and Career Achievement Plans

Schwab's 2022 Stock Incentive Plan provides for granting options and restricted stock units to employees and non-employee directors. In addition, we offer retirement and employee stock purchase plans to eligible employees and sponsor deferred compensation plans for certain eligible employees and non-employee directors.

A summary of share-based compensation expense and related income tax benefit is as follows:

Year Ended December 31,	2025	2024	2023
Restricted stock unit expense	$ 264	$ 266	$ 262
Stock option expense	24	47	33
Employee stock purchase plan expense	29	24	25
Total share-based compensation expense	$ 317	$ 337	$ 320
Income tax benefit on share-based compensation expense [1]	$ (76)	$ (80)	$ (76)

[1] Excludes income tax benefits from stock options exercised and restricted stock units vested of $40 million, $20 million, and $31 million in 2025, 2024, and 2023, respectively.

The Company issues shares for stock options and restricted stock units from treasury stock. At December 31, 2025, the Company was authorized to grant up to 102 million common shares under the 2022 Stock Incentive Plan. Additionally, at December 31, 2025, the Company had 21 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2025, there was $328 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2029 with a remaining weighted-average service period of 0.6 years for stock options, 1.6 years for restricted stock units without performance conditions, and 0.4 years for performance-based restricted stock units.

Stock Options

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire ten years from the date of grant. Options generally vest annually over a one- to four-year period from the date of grant.

Stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	16	$ 52.50	5.04	$ 358
Granted	1	78.65		
Exercised	(4)	40.61		
Forfeited [1]	—	62.90		
Expired [1]	—	62.83		
Outstanding at December 31, 2025	13	$ 57.77	4.90	$ 567
Vested and expected to vest at December 31, 2025	13	$ 57.77	4.90	$ 567
Vested and exercisable at December 31, 2025	11	$ 53.74	4.08	$ 496

[1] Number of options was less than 500 thousand.

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised is presented below:

Year Ended December 31,	2025	2024	2023
Weighted-average fair value of options granted per share	$ 21.99	$ 19.08	$ 19.72
Cash received from options exercised	156	84	49
Tax benefit realized on options exercised	32	17	12
Aggregate intrinsic value of options exercised	178	98	62

We use an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and the risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. We use historical option exercise data, which includes employee termination data, to estimate the probability of future option exercises. The assumptions used to value the options granted during the years presented and their expected lives were as follows:

Year Ended December 31,	2025	2024	2023
Weighted-average expected dividend yield	1.53%	1.70%	1.70%
Weighted-average expected volatility	30%	30%	31%
Weighted-average risk-free interest rate	3.7%	3.9%	3.9%
Expected life (in years)	4.1 - 5.2	4.1 - 5.2	4.1 - 5.3

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period and are restricted from transfer or sale until vested. Restricted stock units without performance conditions generally vest annually over a one- to four-year period, while performance-based restricted stock units generally cliff vest over a three-year period and also require the Company to achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of the Company's stock on the date of grant. The fair value of the restricted stock units that vested during each of the years 2025, 2024, and 2023 was $295 million, $281 million, and $288 million, respectively.

The Company's restricted stock units activity is summarized below:

	Restricted Stock Units Without Performance Conditions (in millions)	Performance-Based Restricted Stock Units (in millions)	Total Number of Restricted Stock Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2024	8	2	10	$ 72.10
Granted [1]	3	—	3	79.07
Vested	(3)	(1)	(4)	73.50
Forfeited [1]	—	—	—	73.30
Outstanding at December 31, 2025	8	1	9	$ 74.20

[1] Number of units was less than 500 thousand.

Retirement and Deferred Compensation Plans

Employees can participate in Schwab's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. The Company may match certain employee contributions or make additional contributions to this plan at its discretion. The Company's total expense was $238 million, $219 million, and $233 million in 2025, 2024, and 2023, respectively.

Schwab's deferred compensation plan for certain eligible employees permits participants to defer the receipt of certain cash compensation. The deferred compensation plan for non-employee directors permits participants to defer receipt of all or a portion of their cash compensation and to receive either a grant of stock options or restricted stock units. The deferred compensation liability was $283 million and $251 million at December 31, 2025 and 2024, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Financial Consultant Career Achievement Plan

The financial consultant career achievement plan is a noncontributory, unfunded, nonqualified plan for eligible financial consultants. A financial consultant is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age, and client transitioning requirements. Allocations to the plan are calculated annually based on performance levels achieved and eligible compensation, and are subject to general creditors of the Company. Among other conditions, full vesting occurs when a financial consultant reaches 60 years of age and has at least ten years of service with the Company.

The following table presents the changes in projected benefit obligation:

	2025	2024
Projected benefit obligation at beginning of year	$ 134	$ 125
Benefit cost [1]	17	17
Actuarial loss (gain) [2]	12	(8)
Projected benefit obligation at end of year [3]	$ 163	$ 134

[1] Includes service cost and interest cost, which are recognized in compensation and benefits expense and other expense, respectively, in the consolidated statements of income.
[2] Actuarial loss (gain) is reflected in the consolidated statements of comprehensive income and is included in AOCI on the consolidated balance sheets. The portion, if any, beyond certain thresholds is subsequently amortized over the participants' expected remaining service period into other expense on the consolidated statements of income.
[3] This amount is recognized as a liability in accrued expenses and other liabilities on the consolidated balance sheets.

22. Taxes on Income

The components of taxes on income are as follows:

Year Ended December 31,	2025	2024	2023
Current:			
Federal	$ 1,898	$ 1,705	$ 1,658
State	348	236	131
Total current	2,246	1,941	1,789
Deferred:			
Federal	318	(180)	(395)
State	43	(11)	(83)
Total deferred	361	(191)	(478)
Taxes on income	$ 2,607	$ 1,750	$ 1,311

The temporary differences that created deferred tax assets and liabilities are detailed below:

December 31,	2025	2024
Deferred tax assets:		
Net unrealized loss on available for sale securities	$ 3,429	$ 4,635
Employee compensation, severance, and benefits	268	265
Operating lease liabilities	222	200
Section 174 capitalization associated with internal-use software development	59	458
Net operating loss carryforwards	21	13
Other	195	222
Total deferred tax assets	4,194	5,793
Valuation allowance	(27)	(20)
Deferred tax assets — net of valuation allowance	4,167	5,773
Deferred tax liabilities:		
Amortization of acquired intangible assets	(1,657)	(1,710)
Operating lease ROU assets	(175)	(146)
Capitalized internal-use software development costs	(141)	(167)
Capitalized contract costs	(138)	(116)
Other	(87)	(107)
Total deferred tax liabilities	(2,198)	(2,246)
Deferred tax assets (liabilities) — net [1]	$ 1,969	$ 3,527

[1] Amounts are included in other assets on the consolidated balance sheets.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

Year Ended December 31,	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Federal statutory income tax rate	$ 2,406	21.0%	$ 1,615	21.0%	$ 1,339	21.0%
State income taxes, net of federal tax benefit [(1)]	305	2.7%	194	2.5%	(60)	(0.9)%
Tax credits:						
Research and development credits	(30)	(0.3)%	(52)	(0.7)%	(150)	(2.4)%
Other	(86)	(0.8)%	(52)	(0.7)%	(26)	(0.4)%
Nontaxable or nondeductible items	9	0.1%	48	0.7%	46	0.7%
Changes in unrecognized tax benefits	7	0.1%	(13)	(0.1)%	139	2.2%
Other adjustments	(4)	—	10	0.1%	23	0.4%
Effective income tax rate	$ 2,607	22.8%	$ 1,750	22.8%	$ 1,311	20.6%

[(1)] State taxes in California and New York made up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31,	2025	2024
Balance at beginning of year	$ 373	$ 380
Additions for tax positions related to the current year	88	48
Additions for tax positions related to prior years	78	17
Reductions for tax positions related to prior years	(56)	(38)
Reductions due to lapse of statute of limitations	(12)	(10)
Reductions for settlements with tax authorities	(13)	(24)
Balance at end of year	$ 458	$ 373

Unrecognized tax benefits totaled $458 million and $373 million as of December 31, 2025 and 2024, respectively, $386 million and $314 million of which if recognized, would affect the annual effective tax rate.

Interest and penalties were accrued related to unrecognized tax benefits in tax expense. At December 31, 2025 and 2024, we had accrued approximately $66 million and $81 million, respectively, for the payment of interest and penalties.

The Company and its subsidiaries are subject to routine examinations by the respective federal, state, and applicable local jurisdictions' taxing authorities. Federal returns for 2017 through 2024 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

The components of income taxes paid (net of refunds received) are as follows:

Year Ended December 31,	2025	2024	2023
Federal	$ 1,089	$ 1,281	$ 1,345
State [(1)]	480	199	272
Foreign	6	11	3
Income taxes paid (net of refunds received)	$ 1,575	$ 1,491	$ 1,620

[(1)] Income taxes paid (net of refunds) to California of $216 million and $100 million for the years ended December 31, 2025 and 2023, respectively, exceeded 5 percent of total income taxes paid (net of refunds received). No other payments (net of refunds) to state jurisdictions exceeded 5 percent of total income taxes paid (net of refunds received) during the periods presented.

23. Regulatory Requirements

CSC is a savings and loan holding company and is subject to examination, supervision, and regulation by the Federal Reserve. CSB, CSC's primary depository institution subsidiary, is a Texas-chartered state savings bank and is a member of the Federal Reserve system. CSB is subject to examination, supervision, and regulation by the Federal Reserve, the TDSML, the CFPB, and the FDIC as its deposit insurer. CSC is required to serve as a source of strength for our banking subsidiaries.

CSB is subject to various requirements and restrictions under federal and state laws, including regulatory capital requirements and requirements that restrict and govern the terms of affiliate transactions, such as extensions of credit to, or asset purchases from CSC or its other subsidiaries by CSB. In addition, our banking subsidiaries are required to provide notice to, and in certain cases are required to obtain approval from, the Federal Reserve and the banking subsidiaries' state regulators in order to declare

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

and pay dividends to CSC in excess of the amount of recent net income and retained earnings. The federal banking agencies have broad powers to enforce regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Under the prompt corrective action provisions of the Federal Deposit Insurance Act, CSB could be subject to restrictive actions if it were to fall within one of the lowest three of five capital categories. CSC and CSB are required to maintain minimum capital levels as specified in federal banking regulations. Failure to meet the minimum levels could result in certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on CSC and CSB. At December 31, 2025, both CSC and CSB met all of their respective capital requirements.

The regulatory capital and ratios for CSC (consolidated) and CSB are as follows:

	Actual		Minimum to be Well Capitalized		Minimum Capital Requirement	
December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio [1]
CSC						
Common Equity Tier 1 Risk-Based Capital	$ 36,081	30.4%	N/A		$ 5,345	4.5%
Tier 1 Risk-Based Capital	42,844	36.1%	N/A		7,127	6.0%
Total Risk-Based Capital	42,894	36.1%	N/A		9,503	8.0%
Tier 1 Leverage	42,844	9.3%	N/A		18,499	4.0%
Supplementary Leverage Ratio	42,844	9.2%	N/A		13,974	3.0%
CSB						
Common Equity Tier 1 Risk-Based Capital	$ 28,126	35.9%	$ 5,088	6.5%	$ 3,523	4.5%
Tier 1 Risk-Based Capital	28,126	35.9%	6,262	8.0%	4,697	6.0%
Total Risk-Based Capital	28,163	36.0%	7,828	10.0%	6,262	8.0%
Tier 1 Leverage	28,126	11.1%	12,641	5.0%	10,113	4.0%
Supplementary Leverage Ratio	28,126	11.0%	N/A		7,649	3.0%
December 31, 2024						
CSC						
Common Equity Tier 1 Risk-Based Capital	$ 35,995	31.7%	N/A		$ 5,114	4.5%
Tier 1 Risk-Based Capital	45,186	39.8%	N/A		6,819	6.0%
Total Risk-Based Capital	45,218	39.8%	N/A		9,092	8.0%
Tier 1 Leverage	45,186	9.9%	N/A		18,325	4.0%
Supplementary Leverage Ratio	45,186	9.8%	N/A		13,836	3.0%
CSB						
Common Equity Tier 1 Risk-Based Capital	$ 32,584	41.7%	$ 5,079	6.5%	$ 3,516	4.5%
Tier 1 Risk-Based Capital	32,584	41.7%	6,251	8.0%	4,688	6.0%
Total Risk-Based Capital	32,606	41.7%	7,813	10.0%	6,251	8.0%
Tier 1 Leverage	32,584	11.6%	14,035	5.0%	11,228	4.0%
Supplementary Leverage Ratio	32,584	11.5%	N/A		8,479	3.0%

[1] Under risk-based capital rules, CSC and CSB are also required to maintain additional capital buffers above the regulatory minimum risk-based capital ratios. As of December 31, 2025 and 2024, CSC was subject to a stress capital buffer of 2.5% and CSB was required to maintain a capital conservation buffer of 2.5%. CSC and CSB are also required to maintain a countercyclical capital buffer above the regulatory minimum risk-based capital ratios, which was zero for both periods presented. If a buffer falls below the minimum requirement, CSC and CSB would be subject to increasingly strict limits on capital distributions and discretionary bonus payments to executive officers. At December 31, 2025 and 2024, the minimum capital ratio requirements for both CSC and CSB, inclusive of their respective buffers, were 7.0%, 8.5%, and 10.5% for Common Equity Tier 1 Risk-Based Capital, Tier 1 Risk-Based Capital, and Total Risk-Based Capital, respectively.

N/A Not applicable.

Based on its regulatory capital ratios at December 31, 2025 and 2024, CSB is considered well capitalized (the highest category) under its respective regulatory capital rules. There are no conditions or events since December 31, 2025 that management believes have changed CSB's capital category.

CSC's other banking subsidiaries are CSPB and Trust Bank. CSPB is a Texas-chartered state savings bank that provides banking and custody services, and Trust Bank is a Nevada state-chartered savings bank that provides trust and custody services. At December 31, 2025 and 2024, the balance sheets of CSPB and Trust Bank consisted primarily of investment securities. At December 31, 2025 and 2024, CSPB held total assets of $27.0 billion and $26.5 billion, respectively, and Trust Bank held total

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

assets of $10.4 billion and $10.1 billion, respectively. Based on their regulatory capital ratios at December 31, 2025 and 2024, CSPB and Trust Bank are considered well capitalized under their respective regulatory capital rules.

As a securities broker-dealer, CS&Co is subject to the SEC's Uniform Net Capital Rule. CS&Co computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by the broker-dealer. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Net capital and net capital requirements for CS&Co are as follows:

December 31,	2025	2024
Net capital	$ 13,188	$ 11,112
Minimum dollar requirement	0.250	0.250
2% of aggregate debit balances	2,559	2,049
Net capital in excess of required net capital	10,629	9,063

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, Schwab had cash and investments segregated for the exclusive benefit of clients at December 31, 2025. The SEC's Customer Protection Rule requires broker-dealers to segregate client fully-paid securities and cash balances not collateralizing margin positions and not swept to money market funds or bank deposit accounts. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2025 for CS&Co totaled $46.4 billion. As of January 5, 2026, CS&Co had deposited $5.3 billion of cash into its segregated reserve accounts. Cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2024 for CS&Co totaled $38.2 billion. Cash and cash equivalents included in cash and investments segregated and on deposit for regulatory purposes are presented as part of Schwab's cash balances in the consolidated statements of cash flows.

24. Segment Information

Schwab's two reportable segments are Investor Services and Advisor Services. Schwab structures the operating segments according to its clients and the services provided to those clients. The Investor Services segment provides retail brokerage, investment advisory, and banking and trust services to individual investors, retirement plan and business services, as well as other corporate brokerage services, to businesses and their employees. The Advisor Services segment provides custodial, trading, banking and trust, and support services to independent RIAs, independent retirement advisors, and recordkeepers. Revenues and expenses are attributed to the two segments based on which segment services the client. Schwab's chief operating decision makers (CODMs) are the President and Chief Executive Officer, and the Managing Director and Chief Financial Officer.

The accounting policies of the segments are the same as those described in Note 2. For the computation of its segment information, Schwab utilizes an activity-based costing model to allocate traditional income statement line item expenses (e.g., compensation and benefits, depreciation and amortization, and professional services) to the business activities driving segment expenses (e.g., client service, opening new accounts, or business development) and a funds transfer pricing methodology to allocate certain revenues.

The CODMs evaluate the performance of the segments on a pre-tax basis and use income before taxes on income to allocate resources, including employees and capital, to the segments during the annual budgeting process. The CODMs consider budget-to-actual variances on a monthly basis when making decisions about allocating resources to the segments throughout the year. Segment assets and liabilities are not used for evaluating segment performance or in deciding how to allocate resources to segments. There are no revenues from transactions between the segments.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Financial information for the segments is presented in the following table:

	Investor Services			Advisor Services			Total		
Year Ended December 31,	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net Revenues									
Net interest revenue	$ 9,328	$ 7,317	$ 7,193	$ 2,422	$ 1,827	$ 2,234	$ 11,750	$ 9,144	$ 9,427
Asset management and administration fees	4,756	4,146	3,492	1,750	1,570	1,264	6,506	5,716	4,756
Trading revenue	3,525	2,895	2,821	396	369	409	3,921	3,264	3,230
Bank deposit account fees	766	568	546	211	161	159	977	729	705
Other	624	632	598	143	121	121	767	753	719
Total net revenues	18,999	15,558	14,650	4,922	4,048	4,187	23,921	19,606	18,837
Expenses Excluding Interest									
Compensation and benefits	5,025	4,656	4,779	1,466	1,387	1,536	6,491	6,043	6,315
Professional services	953	834	824	244	219	234	1,197	1,053	1,058
Occupancy and equipment	876	823	951	241	237	303	1,117	1,060	1,254
Advertising and market development	280	256	296	140	141	101	420	397	397
Communications	439	415	441	181	176	188	620	591	629
Depreciation and amortization	644	716	609	206	200	195	850	916	804
Amortization of acquired intangible assets	418	445	449	94	74	85	512	519	534
Regulatory fees and assessments	237	311	387	50	87	160	287	398	547
Other	806	782	703	162	155	218	968	937	921
Total expenses excluding interest	9,678	9,238	9,439	2,784	2,676	3,020	12,462	11,914	12,459
Income before taxes on income	$ 9,321	$ 6,320	$ 5,211	$ 2,138	$ 1,372	$ 1,167	$ 11,459	$ 7,692	$ 6,378
Capital expenditures	$ 463	$ 465	$ 600	$ 139	$ 142	$ 204	$ 602	$ 607	$ 804

25. Earnings Per Common Share

As described in Note 19, TD Bank disposed of all of its common shares of CSC during the first quarter of 2025, including its holdings of nonvoting common stock. As of February 12, 2025, the Company had no remaining nonvoting common stock outstanding and accordingly, no dividends were paid on nonvoting common stock during the year ended December 31, 2025.

EPS is computed using the two-class method. Preferred stock dividends, and undistributed earnings and dividends allocated to participating securities are subtracted from net income in determining net income available to common stockholders. Basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated similar to basic EPS except that the numerator and denominator are adjusted as necessary for any effects of dilutive potential common shares, which include, if dilutive, outstanding stock options and non-vested restricted stock units.

For the computations of basic and diluted EPS, undistributed net income of the Company was allocated on a proportionate basis to the voting and nonvoting common stock, as the distribution rights of the two classes were identical. Diluted EPS was calculated using the treasury stock method for outstanding stock options and non-vested restricted stock units and the if-converted method for nonvoting common stock, which assumed conversion of all outstanding nonvoting common stock to common stock.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

The computations of basic and diluted EPS for common stock and nonvoting common stock for the year ended December 31, 2025 are as follows:

Year Ended December 31,	2025		
	Common Stock	Nonvoting Common Stock	Consolidated Common Stock
Basic earnings per share:			
Numerator			
Net income	$ 8,830	$ 22	$ 8,852
Preferred stock dividends and other [1]	(434)	(1)	(435)
Net income available to common stockholders	$ 8,396	$ 21	$ 8,417
Denominator			
Weighted-average common shares outstanding — basic	1,798	51	1,804
Basic earnings per share	$ 4.67	$ .41	$ 4.67
Diluted earnings per share:			
Numerator			
Net income available to common stockholders	$ 8,396	$ 21	$ 8,417
Reallocation of net income available to common stockholders as a result of conversion of nonvoting to voting shares	21	—	—
Allocation of net income available to common stockholders	$ 8,417	$ 21	$ 8,417
Denominator			
Weighted-average common shares outstanding — basic	1,798	51	1,804
Conversion of nonvoting shares to voting shares	6	—	—
Common stock equivalent shares related to stock incentive plans	5	—	5
Weighted-average common shares outstanding — diluted [2]	1,809	51	1,809
Diluted earnings per share	$ 4.65	$ .41	$ 4.65

[1] Includes preferred stock dividends and undistributed earnings and dividends allocated to non-vested restricted stock units.
[2] Antidilutive stock options and restricted stock units excluded from the calculation of diluted EPS totaled 13 million in 2025.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

As of December 31, 2024 and 2023, the Company had voting and nonvoting common stock outstanding. The computations of basic and diluted EPS for the two classes for the years ended December 31, 2024 and 2023 are as follows:

Year Ended December 31,	2024		2023	
	Common Stock	Nonvoting Common Stock	Common Stock	Nonvoting Common Stock
Basic earnings per share:				
Numerator				
Net income	$ 5,777	$ 165	$ 4,925	$ 142
Preferred stock dividends and other [1]	(451)	(13)	(406)	(12)
Net income available to common stockholders	$ 5,326	$ 152	$ 4,519	$ 130
Denominator				
Weighted-average common shares outstanding — basic	1,777	51	1,773	51
Basic earnings per share	$ 3.00	$ 3.00	$ 2.55	$ 2.55
Diluted earnings per share:				
Numerator				
Net income available to common stockholders	$ 5,326	$ 152	$ 4,519	$ 130
Reallocation of net income available to common stockholders as a result of conversion of nonvoting to voting shares	152	—	130	—
Allocation of net income available to common stockholders	$ 5,478	$ 152	$ 4,649	$ 130
Denominator				
Weighted-average common shares outstanding — basic	1,777	51	1,773	51
Conversion of nonvoting shares to voting shares	51	—	51	—
Common stock equivalent shares related to stock incentive plans	6	—	7	—
Weighted-average common shares outstanding — diluted [2]	1,834	51	1,831	51
Diluted earnings per share	$ 2.99	$ 2.99	$ 2.54	$ 2.54

(1) Includes preferred stock dividends and undistributed earnings and dividends allocated to non-vested restricted stock units.

(2) Antidilutive stock options and restricted stock units excluded from the calculation of diluted EPS totaled 18 million and 19 million in 2024 and 2023, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

26. The Charles Schwab Corporation – Parent Company Only Financial Statements

Condensed Statements of Income

Year Ended December 31,	2025	2024	2023
Interest revenue	$ 509	$ 628	$ 545
Interest expense	(883)	(837)	(717)
Net interest expense	(374)	(209)	(172)
Other revenue	15	—	—
Expenses Excluding Interest:			
Professional services	(24)	(34)	(21)
Regulatory fees and assessments	(12)	(14)	(16)
Compensation and benefits	(5)	(6)	(8)
Other expenses excluding interest	(109)	(139)	(112)
Loss before income tax benefit and equity in net income of subsidiaries	(509)	(402)	(329)
Taxes on income	77	74	60
Loss before equity in net income of subsidiaries	(432)	(328)	(269)
Equity in net income of subsidiaries:			
Equity in undistributed net income (distributions in excess of net income) of subsidiaries	(3,896)	3,838	1,318
Dividends from bank subsidiaries	8,065	185	—
Dividends from non-bank subsidiaries	5,115	2,247	4,018
Net Income	8,852	5,942	5,067
Preferred stock dividends and other	435	464	418
Net Income Available to Common Stockholders	$ 8,417	$ 5,478	$ 4,649

Condensed Balance Sheets

December 31,	2025	2024
Assets		
Cash and cash equivalents	$ 12,829	$ 10,538
Receivables from subsidiaries	1,385	1,319
Available for sale securities	2,043	1,980
Loans to non-bank subsidiaries	750	—
Investment in non-bank subsidiaries	35,086	34,075
Investment in bank subsidiaries	21,418	22,638
Other assets	932	866
Total assets	$ 74,443	$ 71,416
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ 1,002	$ 751
Payables to subsidiaries	74	78
Short-term borrowings	1,863	—
Long-term debt	22,079	22,212
Total liabilities	25,018	23,041
Stockholders' equity	49,425	48,375
Total liabilities and stockholders' equity	$ 74,443	$ 71,416

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, or as Noted)

Condensed Statements of Cash Flows

Year Ended December 31,	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 8,852	$ 5,942	$ 5,067
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Dividends in excess of (equity in undistributed) earnings of subsidiaries	3,896	(3,838)	(1,318)
Other	(6)	(64)	(35)
Net change in:			
Other assets	28	(175)	(106)
Payables to brokers, dealers, and clearing organizations	3	—	—
Accrued expenses and other liabilities	161	31	77
Net cash provided by (used for) operating activities	12,934	1,896	3,685
Cash Flows from Investing Activities			
Due from (to) subsidiaries — net	300	862	(174)
Return of (increase in) investments in subsidiaries	187	2,205	(2,720)
Repayments (advances) of subordinated loan to CS&Co	(750)	—	—
Purchases of available for sale securities	(4,475)	(2,985)	(1,486)
Proceeds from sales of available for sale securities	1,469	1	—
Principal payments on available for sale securities	3,003	3,048	3,721
Other investing activities	(53)	(24)	(7)
Net cash provided by (used for) investing activities	(319)	3,107	(666)
Cash Flows from Financing Activities			
Proceeds from short-term borrowings	3,865	—	344
Repayments of short-term borrowings	(2,055)	—	(598)
Issuances of long-term debt	1,986	—	6,097
Repayments of long-term debt	(2,143)	(3,600)	(800)
Repurchases of common stock and nonvoting common stock	(7,346)	—	(2,842)
Redemption and repurchase of preferred stock	(2,458)	—	(467)
Dividends paid	(2,329)	(2,275)	(2,276)
Proceeds from stock options exercised	156	84	49
Net cash provided by (used for) financing activities	(10,324)	(5,791)	(493)
Increase (Decrease) in Cash and Cash Equivalents	2,291	(788)	2,526
Cash and Cash Equivalents at Beginning of Year	10,538	11,326	8,800
Cash and Cash Equivalents at End of Year	$ 12,829	$ 10,538	$ 11,326

THE CHARLES SCHWAB CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Charles Schwab Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Charles Schwab Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

THE CHARLES SCHWAB CORPORATION

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Asset Management and Administration Fees (AMAF) and Trading Revenue– Refer to Note 3 to the financial statements

Critical Audit Matter Description

Net revenues from the third-party mutual funds and managed investing solutions components of AMAF are generated through third-party mutual fund offerings, and fee-based managed investing solutions, respectively. Commissions within trading revenue are generated through fees earned for executing trades for clients in individual equities, options, and certain third-party mutual funds and exchange traded funds (ETFs). Third-party mutual funds, managed investing solutions, and commissions are made up of a significant volume of low-dollar transactions, and use automated systems to process and record these transactions based on underlying information sourced from multiple systems and contractual terms with individual investors and third-party mutual funds.

Given that the Company's processes to record revenue from third-party mutual funds, managed investing solutions, and commissions are highly automated and involve multiple systems and databases, auditing these revenue components was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's systems to process the third-party mutual funds and managed investing solutions within AMAF, and commissions within trading revenue transactions included the following, among others:
- With the assistance of our IT specialists, we:
  - Identified the significant systems used to process third-party mutual funds, managed investing solutions, and commissions revenue transactions and, using a risk-based approach, tested the relevant general IT controls over each of these systems.
  - Performed testing of automated business controls and system interface controls (including batch processing) within the relevant third-party mutual funds, managed investing solutions, and commissions revenues.
  - For a sample of pricing rules, inspected configuration and ascertained that the relevant systems applied appropriate rates and calculated third-party mutual funds, managed investing solutions, and commissions revenue completely and accurately.
- We tested internal controls within the relevant third-party mutual funds, managed investing solutions, and commissions revenue business processes, including those in place to reconcile the various systems to the Company's general ledger.
- We created data visualizations to evaluate recorded third-party mutual funds, managed investing solutions, and commissions revenue and evaluate trends in the data.
- For a sample of third-party mutual funds, managed investing solutions, and commissions revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to contractual agreements and testing the mathematical accuracy of the recorded revenue.
- For a sample of third-party mutual funds and managed investing solutions accounts, we tested the accuracy and completeness of assets under management by obtaining independent pricing support and reconciling total positions to third-party statements.

/s/ DELOITTE & TOUCHE LLP

Dallas, TX
February 25, 2026

We have served as the Company's auditor since 1976.

Management's Report on Internal Control Over Financial Reporting

Management of The Charles Schwab Corporation, together with its subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of and effected by the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2025, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2025.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the previous pages.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of disclosure controls and procedures: The management of the Company, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2025. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Changes in internal control over financial reporting: No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) was identified during the quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included in Item 8.

Item 9B.   Other Information

During the three months ended December 31, 2025, certain of our officers adopted or terminated trading arrangements for the sale of shares of our common stock as follows:

| | | | Plans | | | |
| | | | Rule 10b5-1 [1] | Non-Rule 10b5-1 [2] | Number of Securities to be Sold | Latest Expiration [3] |
	Action	Date				
Jonathan M. Craig, Managing Director and Head of Investor Services	Adoption	11/11/2025	x	—	[4]	11/6/2026
Paul V. Woolway, Managing Director and Chief Banking Officer	Adoption	11/24/2025	x	—	[5]	10/9/2026
Nigel J. Murtagh, Managing Director and Chief Risk Officer	Adoption	11/25/2025	x	—	[6]	10/9/2026

[1] Intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).
[2] Not intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).
[3] Plans expire at the close of trading on the date presented or at such earlier date upon the completion of all trades under the plan (or the expiration of the orders relating to such trades without execution).
[4] Securities to be sold under the plan represent the aggregate of (i) up to 139,948 shares of our common stock to be acquired upon the exercise of stock options; and (ii) the net after-tax number of shares of our common stock to be issued upon the settlement of performance-based restricted stock units (PBRSUs) vesting on March 1, 2026, which is based on the achievement of pre-established performance goals, and is not yet determinable. The actual number of shares that will be issued to the officer in connection with the unvested PBRSUs and sold under the trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such PBRSUs.
[5] Securities to be sold under the plan represent the aggregate of (i) up to 41,898 shares of our common stock to be acquired upon the exercise of stock options; and (ii) the net after-tax number of shares of our common stock to be issued upon the settlement of PBRSUs vesting on March 1, 2026, which is based on the achievement of pre-established performance goals, and is not yet determinable. The actual number of shares that will be issued to the officer in connection with the unvested PBRSUs and sold under the trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such PBRSUs.
[6] Securities to be sold under the plan represent the aggregate of (i) up to 93,972 shares of our common stock to be acquired upon the exercise of stock options; and (ii) the net after-tax number of shares of our common stock to be issued upon the settlement of PBRSUs vesting on March 1, 2026, which is based on the achievement of pre-established performance goals, and is not yet determinable. The actual number of shares that will be issued to the officer in connection with the unvested PBRSUs and sold under the trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such PBRSUs.

Item 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information relating to directors of CSC, CSC's Audit Committee, Section 16 reports, and insider trading policies and procedures required to be furnished pursuant to this item is incorporated by reference from portions of the Company's definitive proxy statement for its annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A by April 30, 2026 (the Proxy Statement) captioned, "Proposal One: Election of Directors," "Board Structure and Committees," "Delinquent Section 16(a) Reports," and "Insider Trading Policy," respectively.

The Company's Code of Conduct and Business Ethics, applicable to directors and all employees, including senior financial officers, is available on the Company's website at https://www.aboutschwab.com/governance. If the Company makes any amendments to or grants any waivers from its Code of Conduct and Business Ethics, which are required to be disclosed pursuant to the Securities Exchange Act of 1934, the Company will make such disclosures on this website.

Schwab Executive Officers of the Registrant

The following table provides certain information about each of the Company's executive officers.

Executive Officers of the Registrant		
Name	**Age**	**Title**
Charles R. Schwab	88	Co-Chairman of the Board
Walter W. Bettinger II	65	Co-Chairman of the Board
Richard A. Wurster	52	President and Chief Executive Officer
Jonathan S. Beatty	60	Managing Director and Head of Advisor Services
Jonathan M. Craig	54	Managing Director and Head of Investor Services
Dennis W. Howard	57	Managing Director, Chief Technology, Operations and Data Officer
Peter J. Morgan III	61	Managing Director, General Counsel, and Corporate Secretary
Nigel J. Murtagh	62	Managing Director and Chief Risk Officer
Michael D. Verdeschi	57	Managing Director and Chief Financial Officer
Paul V. Woolway	60	Managing Director and Chief Banking Officer

Mr. Schwab has been a director of CSC since its incorporation in 1986. He served as Chairman of the Board from 1986 to 2022 and has served as Co-Chairman of the Board since 2022. He also served as Chief Executive Officer of CSC from 1986 to 1997 and as Co-Chief Executive Officer from 1998 until 2003. He was re-appointed Chief Executive Officer in 2004 and served in that role until 2008. He served as Chairman of the Board and a director of CS&Co until 2018.

Mr. Bettinger has served as a member of the board since 2008 and as Co-Chairman of the Board since 2022. He served as Chief Executive Officer of the company from 2008 through December 2024 and served as President of the company from 2007 until 2021. He also served as Chief Operating Officer from 2007 until 2008, Executive Vice President and President – Schwab Investor Services from 2005 until 2007, Executive Vice President and Chief Operating Officer – Individual Investor Enterprise from 2004 until 2005, Executive Vice President and President – Corporate Services from 2002 until 2004, and Executive Vice President and President – Retirement Plan Services from 2000 until 2002. Mr. Bettinger joined Schwab in 1995 as part of the acquisition of The Hampton Company, which he founded in 1983.

Mr. Wurster has served as Chief Executive Officer and as a director of CSC since January 2025, and as President of the company since 2021. He previously served as Executive Vice President and Head of Schwab Asset Management Services in 2021 and Head of Schwab Asset Management Solutions from 2019 to 2021. Mr. Wurster was Chief Executive Officer of Charles Schwab Investment Management, Inc., a subsidiary of the company, from 2019 to 2021, and of Charles Schwab Investment Advisory, Inc., a subsidiary of the company, from 2018 to 2021. He was also Chief Executive Officer of ThomasPartners, Inc. and Windhaven Investment Management, Inc., subsidiaries of the company, from 2016 to 2018. He serves as a trustee of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust. Before joining the company, Mr. Wurster was employed at Wellington Management and at McKinsey &

Company where he was a leader of the asset management practice and an Associate Principal. Mr. Wurster joined Schwab in 2016.

Mr. Beatty has been Managing Director and Head of Advisor Services of CSC and CS&Co since 2024. Prior to that he served as Managing Director of CS&Co and Trust Bank from 2022 to 2024, Senior Vice President – Advisor Services of CS&Co from 2011 to 2022, Senior Vice President of Trust Bank from 2019 to 2022, and Senior Vice President of CSB from 2019 to 2020. Since joining the company, he has held sales and leadership positions within Advisor Services. He has been a member of the Advisor Services leadership team for more than 15 years. Mr. Beatty joined Schwab in 1997.

Mr. Craig has been Managing Director and Head of Investor Services and Marketing of CSC since 2022 and President of CS&Co since 2025. Prior to that he served as Senior Executive Vice President of CSC and CS&Co from 2018 to 2022, Executive Vice President – Client and Marketing Solutions of CSC and CS&Co from 2017 until 2018 and Executive Vice President and Chief Marketing Officer of CSC and CS&Co from 2012 until 2018. Mr. Craig joined Schwab in 2000.

Mr. Howard has been Managing Director, Chief Technology, Operations and Data Officer of CSC and CS&Co since January 2026. Prior to that, he served as Managing Director and Chief Information Officer for CSC and CS&Co from 2022 to 2026, Executive Vice President and Chief Information Officer of CSC and CS&Co from 2016 to 2022, and Senior Vice President-Core Technology Solutions for CSC and CS&Co from 2014 to 2016. Before joining the company, Mr. Howard spent 12 years at Visa Inc. serving in various information technology roles across a number of disciplines, including as Senior Vice President and Chief Information Officer. Mr. Howard joined Schwab in 2014.

Mr. Morgan has been Managing Director of CSC and CS&Co since 2022, Executive Vice President of CSC from 2019 to 2022, and General Counsel and Corporate Secretary of CSC since 2019. He was Senior Vice President and Deputy General Counsel of CS&Co from 2009 to 2020. He has served as General Counsel of CSB since 2009, including as Managing Director and General Counsel since 2022, as Executive Vice President and General Counsel from 2019 to 2022, and as Senior Vice President and General Counsel from 2015 to 2019. Mr. Morgan joined Schwab in 1999.

Mr. Murtagh has been Managing Director and Chief Risk Officer of CSC since 2022 and was Executive Vice President and Chief Risk Officer of CSC and CS&Co from 2012 to 2022. He served as Senior Vice President and Chief Credit Officer of CS&Co from 2002 until 2012 and of CSC from 2008 until 2012 when he was also Head of Fixed Income Research for Charles Schwab Investment Management. Mr. Murtagh joined Schwab in 2000.

Mr. Verdeschi has served as Managing Director and Chief Financial Officer of CSC and CS&Co since October 2024. Prior to that he served as Managing Director and Deputy Chief Financial Officer of CSC and CS&Co from May 2024 to October 2024. Before joining the company, he spent over 30 years at Citigroup, where he was Treasurer from 2017 to October 2023. During his tenure at Citigroup, in addition to serving as Treasurer, Mr. Verdeschi held leadership positions in finance, treasury, and product with increasing levels of responsibility at the firm, including serving as Chief Investment Officer and Head of Rates Portfolio Management. Mr. Verdeschi joined Schwab in 2024.

Mr. Woolway has been President of CSB since 2010 and Chief Executive Officer of CSB since 2015, President and Chief Executive Officer of CSPB since 2017, and President and Chief Executive Officer of Trust Bank since 2018. He has been Managing Director of CSC since 2022 and Chief Banking Officer of CSC since 2023. He has spent his entire career in the financial services sector, and since 2000 he has held senior executive positions in the banking industry. Mr. Woolway joined Schwab in 2010.

Item 11.   Executive Compensation

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement captioned "Proposal Three: Advisory Approval of Named Executive Officer Compensation" and "Director Compensation."

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement captioned "Securities Authorized for Issuance Under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement captioned "Transactions With Related Persons" and "Director Independence."

Item 14.   Principal Accountant Fees and Services

The information required to be furnished pursuant to this item is incorporated by reference from a portion of the Proxy Statement captioned "Proposal Two: Ratification of the Selection of Independent Auditors."

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report

1. Financial Statements

The financial statements and independent auditors' report are included in Part II – Item 8 and are listed below:

Consolidated Statements of Income
Consolidated Statements of Comprehensive Income
Consolidated Balance Sheets
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

Other financial statement schedules required pursuant to this Item are omitted because of the absence of conditions under which they are required or because the information is included in the Company's consolidated financial statements and notes in Part II – Item 8.

THE CHARLES SCHWAB CORPORATION

(b) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit
3.11	Fifth Restated Certificate of Incorporation, effective May 7, 2001, of the Registrant, filed as Exhibit 3.11 to the Registrant's Form 10-K for the year ended December 31, 2016, and incorporated herein by reference.
3.11(i)	Amendment to Fifth Restated Certificate of Incorporation of the Registrant, effective October 6, 2020, filed as Exhibit 3.1 to the Registrant's Form 8-K dated October 2, 2020, and incorporated herein by reference.
3.18	Certificate of Designations of 5.95% Non-Cumulative Perpetual Preferred Stock, Series D, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated March 7, 2016, and incorporated herein by reference.
3.20	Certificate of Designations of 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series F, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated October 31, 2017, and incorporated herein by reference.
3.22	Certificate of Designations of 4.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated December 8, 2020, and incorporated herein by reference.
3.23	Certificate of Designations of 4.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated March 15, 2021, and incorporated herein by reference.
3.24	Certificate of Designations of 4.450% Non-Cumulative Perpetual Preferred Stock, Series J, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated March 29, 2021, and incorporated herein by reference.
3.26	Certificate of Designations of 5.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series K, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated March 3, 2022, and incorporated herein by reference.
3.28	Certificate of Elimination of the Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated November 1, 2022, and incorporated herein by reference.
3.29	Certificate of Elimination of the 4.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated December 1, 2022, and incorporated herein by reference.
3.30	Amended and Restated Bylaws of The Charles Schwab Corporation, effective January 26, 2023, filed as Exhibit 3.1 to the Registrant's Form 8-K dated January 26, 2023, and incorporated herein by reference.
3.31	Certificate of Elimination of the 5.375% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series G, of The Charles Schwab Corporation, filed as Exhibit 3.1 to the Registrant's Form 8-K dated June 2, 2025, and incorporated herein by reference.
4.3	Deposit Agreement, dated March 7, 2016, between the Company and Wells Fargo Bank, N.A., as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated March 7, 2016, and incorporated herein by reference.
4.5	Deposit Agreement, dated October 31, 2017, between the Company and Wells Fargo Bank, N.A., as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated October 31, 2017, and incorporated herein by reference.
4.6	Deposit Agreement, dated April 30, 2020, between the Company and Equiniti Trust Company, as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated April 30, 2020, and incorporated herein by reference.
4.7	Deposit Agreement, dated December 11, 2020, between the Company and Equiniti Trust Company, as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated December 8, 2020, and incorporated herein by reference.

Exhibit Number	Exhibit	
4.8	Deposit Agreement, dated March 18, 2021, between the Company and Equiniti Trust Company, as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated March 15, 2021, and incorporated herein by reference.	
4.9	Deposit Agreement, dated March 30, 2021, between the Company and Equiniti Trust Company, as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated March 29, 2021, and incorporated herein by reference.	
4.10	Deposit Agreement, dated March 4, 2022, between the Company and Equiniti Trust Company, as Depositary (including the form of Depositary Share Receipt attached as Exhibit A thereto), filed as Exhibit 4.1 to the Registrant's Form 8-K dated March 3, 2022, and incorporated herein by reference.	
4.11	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	
4.12	Neither the Registrant nor its subsidiaries are parties to any instrument with respect to long-term debt for which securities authorized thereunder exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. Copies of instruments with respect to long-term debt of lesser amounts will be provided to the SEC upon request.	
4.13	Twenty-First Supplemental Indenture, dated as of May 19, 2023, by and between The Charles Schwab Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, filed as Exhibit 4.78 to the Registrant's Form 8-K dated May 19, 2023, and incorporated herein by reference.	
4.14	Twenty-Second Supplemental Indenture, dated as of May 19, 2023, by and between The Charles Schwab Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, filed as Exhibit 4.79 to the Registrant's Form 8-K dated May 19, 2023, and incorporated herein by reference.	
4.15	Twenty-Third Supplemental Indenture, dated as of August 24, 2023, by and between The Charles Schwab Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, filed as Exhibit 4.82 to the Registrant's Form 8-K dated August 24, 2023, and incorporated herein by reference.	
4.16	Twenty-Fourth Supplemental Indenture, dated as of November 17, 2023, by and between CSC and The Bank of New York Mellon Trust Company, N.A., as Trustee, filed as Exhibit 4.85 to the Registrant's Form 8-K dated November 17, 2023, and incorporated herein by reference.	
10.72	Restatement of Assignment and License, as amended January 25, 1988, among Charles Schwab & Co., Inc., Charles R. Schwab, and the Registrant, filed as Exhibit 10.72 to the Registrant's Form 10-K for the year ended December 31, 2014, and incorporated herein by reference.	
10.267	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.267 to the Registrant's Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.	(2)
10.271	The Charles Schwab Corporation Directors' Deferred Compensation Plan, as amended through December 8, 2004, filed as Exhibit 10.271 to the Registrant's Form 10-K for the year ended December 31, 2014, and incorporated herein by reference.	(2)
10.272	The Charles Schwab Corporation Deferred Compensation Plan, as amended through December 8, 2004, filed as Exhibit 10.272 to the Registrant's Form 10-K for the year ended December 31, 2014, and incorporated herein by reference.	(2)
10.314	Employment Agreement dated as of March 13, 2008, between the Registrant and Charles R. Schwab, filed as Exhibit 10.314 to the Registrant's Form 10-K for the year ended December 31, 2018, and incorporated herein by reference.	(2)
10.319	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.319 to the Registrant's Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.	(2)
10.341	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.341 to the Registrant's Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.	(2)

Exhibit Number	Exhibit	
10.358	Form of Notice and Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.358 to the Registrant's Form 8-K dated January 24, 2013, and incorporated herein by reference.	(2)
10.359	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.359 to the Registrant's Form 8-K dated January 24, 2013, and incorporated herein by reference.	(2)
10.370	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.370 to the Registrant's Form 10-Q for the quarter ended September 30, 2016, and incorporated herein by reference.	(2)
10.372	Form of Notice and Retainer Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.372 to the Registrant's Form 10-Q for the quarter ended September 30, 2016, and incorporated herein by reference.	(2)
10.374	Form of Notice and Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.374 to the Registrant's Form 10-Q for the quarter ended September 30, 2016, and incorporated herein by reference.	(2)
10.375	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.375 to the Registrant's Form 10-Q for the quarter ended September 30, 2016, and incorporated herein by reference.	(2)
10.379	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.379 to the Registrant's Form 10-Q for the quarter ended September 30, 2017, and incorporated herein by reference.	(2)
10.381	Form of Notice and Retainer Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.381 to the Registrant's Form 10-Q for the quarter ended September 30, 2017, and incorporated herein by reference.	(2)
10.383	Form of Notice and Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.383 to the Registrant's Form 10-Q for the quarter ended September 30, 2017, and incorporated herein by reference.	(2)
10.384	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.384 to the Registrant's Form 10-Q for the quarter ended September 30, 2017, and incorporated herein by reference.	(2)
10.387	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.387 to the Registrant's Form 10-K for the year ended December 31, 2017, and incorporated herein by reference.	(2)
10.393	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.393 to the Registrant's Form 10-K for the year ended December 31, 2018, and incorporated herein by reference.	(2)
10.397	Form of Notice and Retainer Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.397 to the Registrant's Form 10-Q for the quarter ended September 30, 2019, and incorporated herein by reference.	(2)
10.399	Form of Notice and Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.399 to the Registrant's Form 10-Q for the quarter ended September 30, 2019, and incorporated herein by reference.	(2)
10.401	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.401 to the Registrant's Form 10-Q for the quarter ended September 30, 2019, and incorporated herein by reference.	(2)

THE CHARLES SCHWAB CORPORATION

Exhibit Number	Exhibit	
10.402	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.402 to the Registrant's Form 10-Q for the quarter ended September 30, 2019, and incorporated herein by reference.	(2)
10.406	Registration Rights Agreement by and among the Registrant, Charles R. Schwab, The Toronto-Dominion Bank, and certain other stockholders, filed as Exhibit 10.5 to the Registrant's Form 8-K dated November 24, 2019, and incorporated herein by reference.	
10.407	Second Amended and Restated Insured Deposit Account Agreement, dated May 4, 2023, by and among TD Bank USA, National Association and TD Bank, National Association, and The Charles Schwab Corporation, Charles Schwab & Co., Inc., Charles Schwab Trust Bank, TD Ameritrade, Inc., and TD Ameritrade Clearing, Inc., filed as Exhibit 10.1 to the Registrant's Form 8-K dated May 4, 2023, and incorporated herein by reference.*	
10.408	Form of Notice and Performance-Based Restricted Stock Unit Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.408 to the Registrant's Form 10-K for the year ended December 31, 2019, and incorporated herein by reference.	(2)
10.410	2013 Stock Incentive Plan, as amended and restated, filed as Exhibit 10.410 to the Registrant's Form 8-K dated May 12, 2020, and incorporated herein by reference.	(2)
10.412	Form of Notice and Retainer Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.412 to the Registrant's Form 10-Q for the quarter ended September, 30, 2020, and incorporated herein by reference.	(2)
10.413	Form of Notice and Retainer Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.413 to the Registrant's Form 10-Q for the quarter ended September, 30, 2020, and incorporated herein by reference.	(2)
10.414	Form of Notice and Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.414 to the Registrant's Form 10-Q for the quarter ended September, 30, 2020, and incorporated herein by reference.	(2)
10.415	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors under The Charles Schwab Corporation Directors' Deferred Compensation Plan II and successor plans, filed as Exhibit 10.415 to the Registrant's Form 10-Q for the quarter ended September, 30, 2020, and incorporated herein by reference.	(2)
10.423	The Charles Schwab Corporation Deferred Compensation Plan II, as amended and restated as of December 8, 2020, filed as Exhibit 10.423 to the Registrant's Form 10-K for the year ended December 31, 2020, and incorporated herein by reference.	(2)
10.426	Form of Notice and Restricted Stock Unit Agreement under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.426 to the Registrant's Form 10-K for the year ended December 31, 2021, and incorporated by reference.	(2)
10.427	Form of Notice and Restricted Stock Unit Agreement (no accelerating vesting for retirement) under The Charles Schwab Corporation 2013 Stock Incentive Plan and successor plans, filed as Exhibit 10.427 to the Registrant's Form 10-K for the year ended December 31, 2021, and incorporated by reference.	(2)
10.429	The Charles Schwab Corporation 2022 Stock Incentive Plan, filed as Exhibit 10.1 to the Registrant's Form 8-K, dated May 17, 2022, and incorporated herein by reference.	(2)
10.431	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans, filed as Exhibit 10.431 to the Registrant's Form 10-K for the year ended December 31, 2023, and incorporated by reference.	(2)
10.432	Form of Notice and Performance-Based Restricted Stock Unit Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans, filed as Exhibit 10.432 to the Registrant's Form 10-K for the year ended December 31, 2023, and incorporated by reference.	(2)
10.433	Form of Notice and Restricted Stock Unit Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans, filed as Exhibit 10.433 to the Registrant's Form 10-K for the year ended December 31, 2023, and incorporated by reference.	(2)

Exhibit Number	Exhibit	
10.434	Form of Notice and Restricted Stock Unit Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans, filed as Exhibit 10.434 to the Registrant's Form 10-K for the year ended December 31, 2023, and incorporated by reference.	(2)
10.435	The Charles Schwab Corporation Corporate Executive Bonus Plan, as amended and restated effective January 1, 2026.	(2)
10.436	The Charles Schwab Severance Pay Plan, as amended and restated effective January 1, 2026.	(2)
10.437	Summary of Non-Employee Director Compensation.	(2)
10.438	Form of Notice and Nonqualified Stock Option Grant Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans.	(2)
10.439	Form of Notice and Performance-Based Restricted Stock Unit Grant Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans.	(2)
10.440	Form of Notice and Restricted Stock Unit Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans.	(2)
10.441	Form of Notice and Restricted Stock Unit Agreement (no accelerated vesting for retirement) under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans.	(2)
10.442	Form of Notice and Restricted Stock Unit Agreement under The Charles Schwab Corporation 2022 Stock Incentive Plan and successor plans.	(2)
19.1	The Charles Schwab Corporation Insider Trading Policy.	
21.1	Subsidiaries of the Registrant.	
23.1	Independent Registered Public Accounting Firm's Consent.	
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a), As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a), As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	(1)
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	(1)
97.1	The Charles Schwab Corporation Section 16 Officer Incentive Compensation Recovery Policy, filed as Exhibit 97.1 to the Registrant's Form 10-K for the year ended December 31, 2023, and incorporated by reference.	
101.INS	Inline XBRL Instance Document	(3)
101.SCH	Inline XBRL Taxonomy Extension Schema	(3)
101.CAL	Inline XBRL Taxonomy Extension Calculation	(3)
101.DEF	Inline XBRL Extension Definition	(3)
101.LAB	Inline XBRL Taxonomy Extension Label	(3)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	
(1)	*Furnished as an exhibit to this annual report on Form 10-K.*	
(2)	*Management contract or compensatory plan.*	
(3)	*Attached as Exhibit 101 to this Annual Report on Form 10-K for the annual period ended December 31, 2025, are the following materials formatted in XBRL (Extensible Business Reporting Language) (i) Part 1 – Item 1C, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Balance Sheets, (v) the Consolidated Statements of Stockholders' Equity, (vi) the Consolidated Statements of Cash Flows, (vii) Notes to Consolidated Financial Statements, and (viii) Part II – Item 9B.*	

* Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Item 16.   Form 10-K Summary

None.

THE CHARLES SCHWAB CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2026.

THE CHARLES SCHWAB CORPORATION

(Registrant)

BY: /s/ Richard A. Wurster
_____

Richard A. Wurster,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on February 25, 2026.

Signature / Title	**Signature / Title**
/s/ Richard A. Wurster	/s/ Michael Verdeschi
Richard A. Wurster, President and Chief Executive Officer and Director (principal executive officer)	Michael Verdeschi, Managing Director and Chief Financial Officer (principal financial and accounting officer)
/s/ Charles R. Schwab	/s/ Walter W. Bettinger II
Charles R. Schwab, Co-Chairman of the Board	Walter W. Bettinger II, Co-Chairman of the Board
/s/ John K. Adams, Jr.	/s/ Marianne C. Brown
John K. Adams, Jr., Director	Marianne C. Brown, Director
/s/ Joan T. Dea	/s/ Christopher V. Dodds
Joan T. Dea, Director	Christopher V. Dodds, Director
/s/ Stephen A. Ellis	/s/ Frank C. Herringer
Stephen A. Ellis, Director	Frank C. Herringer, Director
/s/ Gerri K. Martin-Flickinger	/s/ Charles A. Ruffel
Gerri K. Martin-Flickinger, Director	Charles A. Ruffel, Director
/s/ Arun Sarin	/s/ Carrie Schwab-Pomerantz
Arun Sarin, Director	Carrie Schwab-Pomerantz, Director
/s/ Paula A. Sneed	
Paula A. Sneed, Director	

SUPPLEMENTAL INFORMATION

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data (Unaudited)
(Dollars in Millions)

As a savings and loan holding company, the Company provides the following supplemental information pursuant to Subpart 1400 of Regulation S-K. Other information required by Subpart 1400 of Regulation S-K is presented throughout this Annual Report on Form 10-K.

1. Average Balance Sheets and Net Interest Revenue

For the Year Ended December 31,	2025			2024			2023		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:									
Cash and cash equivalents	$ 28,054	$ 1,189	4.18%	$ 29,676	$ 1,539	5.10%	$ 37,846	$ 1,894	4.94%
Cash and investments segregated	44,359	1,862	4.14%	28,450	1,443	4.99%	28,259	1,355	4.73%
Receivables from brokerage clients (1)	87,300	5,700	6.44%	70,811	5,420	7.53%	61,914	4,793	7.64%
Available for sale securities (2)	74,478	1,538	2.06%	101,659	2,166	2.12%	137,178	2,987	2.17%
Held to maturity securities (2)	139,447	2,386	1.71%	152,566	2,636	1.72%	165,634	2,872	1.73%
Bank loans (3)	50,595	2,168	4.28%	42,255	1,867	4.42%	40,234	1,664	4.14%
Total interest-earning assets	424,233	14,843	3.47%	425,417	15,071	3.51%	471,065	15,565	3.28%
Securities lending revenue		437			330			419	
Other interest revenue (1)		224			136			127	
Total interest-earning assets	424,233	15,504	3.62%	425,417	15,537	3.61%	471,065	16,111	3.39%
Non-interest-earning assets (4)	38,439			37,643			34,695		
Total assets	$ 462,672			$ 463,060			$ 505,760		
Liabilities and Stockholders' Equity:									
Bank deposits	$ 238,088	$ 1,185	0.50%	$ 256,212	$ 3,152	1.23%	$ 306,505	$ 3,363	1.10%
Payables to brokers, dealers, and clearing organizations (4)	18,236	701	3.79%	8,522	372	4.30%	4,477	147	3.23%
Payables to brokerage clients (1)	94,884	244	0.26%	72,776	272	0.37%	66,842	271	0.41%
Other short-term borrowings	7,020	324	4.60%	9,146	504	5.51%	7,144	375	5.25%
Federal Home Loan Bank borrowings	7,682	356	4.57%	23,102	1,245	5.32%	34,821	1,810	5.14%
Long-term debt	21,093	836	3.91%	23,083	846	3.66%	22,636	715	3.16%
Total interest-bearing liabilities	387,003	3,646	0.94%	392,841	6,391	1.62%	442,425	6,681	1.51%
Other interest expense (1)		108			2			3	
Non-interest-bearing liabilities (4)	26,372			25,651			25,802		
Total liabilities (5)	413,375	3,754	0.88%	418,492	6,393	1.49%	468,227	6,684	1.41%
Stockholders' equity (4)	49,297			44,568			37,533		
Total liabilities and stockholders' equity	$ 462,672			$ 463,060			$ 505,760		
Net interest revenue		$ 11,750			$ 9,144			$ 9,427	
Net yield on interest-earning assets			2.74%			2.12%			1.98%

(1) Beginning in the fourth quarter of 2025, average balances of client margin loans and short credits related to certain client long/short strategies from which the Company earns a fixed net yield are excluded from interest-earning assets and funding sources. Average margin loans and average short credits related to these client strategies totaled $2.8 billion for the year ended December 31, 2025. Interest revenue and expense related to these client strategies are presented in other interest revenue and other interest expense, respectively. The amounts and average yields for 2025 have been reclassified and recalculated to reflect this change. Prior-year amounts were not impacted by this change.

(2) Amounts have been calculated based on amortized cost.

(3) Includes average principal balances of nonaccrual loans.

(4) Average balance calculation based on month end balances.

(5) Average rate calculation based on total funding sources.

(Dollars in Millions)

2. Analysis of Changes in Net Interest Revenue

An analysis of the year-to-year changes in the categories of interest revenue and interest expense resulting from changes in volume and rate is as follows:

	2025 Compared to 2024 Increase (Decrease) Due to Change in:			2024 Compared to 2023 Increase (Decrease) Due to Change in:		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest-earning assets:						
Cash and cash equivalents [1]	$ (83)	$ (267)	$ (350)	$ (404)	$ 49	$ (355)
Cash and investments segregated	794	(375)	419	9	79	88
Receivables from brokerage clients [2]	1,242	(962)	280	680	(53)	627
Available for sale securities [3]	(576)	(52)	(628)	(771)	(50)	(821)
Held to maturity securities [3]	(226)	(24)	(250)	(226)	(10)	(236)
Bank loans [4]	369	(68)	301	84	119	203
Securities lending revenue	—	107	107	—	(89)	(89)
Other interest revenue [2]	—	88	88	—	9	9
Total interest-earning assets	$ 1,520	$ (1,553)	$ (33)	$ (628)	$ 54	$ (574)
Interest-bearing sources of funds:						
Bank deposits	$ (223)	$ (1,744)	$ (1,967)	$ (553)	$ 342	$ (211)
Payables to brokers, dealers, and clearing organizations	418	(89)	329	131	94	225
Payables to brokerage clients [2]	82	(110)	(28)	24	(23)	1
Other short-term borrowings	(117)	(63)	(180)	105	24	129
Federal Home Loan Bank borrowings	(820)	(69)	(889)	(602)	37	(565)
Long-term debt	(73)	63	(10)	14	117	131
Other interest expense [2]	—	106	106	—	(1)	(1)
Total sources on which interest is paid	(733)	(1,906)	(2,639)	(881)	590	(291)
Change in net interest revenue	$ 2,253	$ 353	$ 2,606	$ 253	$ (536)	$ (283)

Note: Changes that are not due solely to volume or rate have been allocated to rate.

[1] Includes deposits with banks and short-term investments.

[2] Beginning in the fourth quarter of 2025, average balances of client margin loans and short credits related to certain client long/short strategies from which the Company earns a fixed net yield are excluded from interest-earning assets and funding sources. Interest revenue and expense related to these client strategies are presented in other interest revenue and other interest expense, respectively. The amounts and average yields for 2025 have been reclassified and recalculated to reflect his change. Prior-year amounts were not impacted by this change.

[3] Amounts have been calculated based on amortized cost.

[4] Includes average principal balances of nonaccrual loans.

(Dollars in Millions)

3. Bank Loan Portfolio

The maturities of the bank loan portfolio are as follows:

December 31, 2025	Within 1 year	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total
Residential real estate:					
First Mortgages	$ —	$ 35	$ 1,106	$ 29,343	$ 30,484
HELOCs	—	—	76	351	427
Total residential real estate	—	35	1,182	29,694	30,911
Pledged asset lines	26,603	—	—	—	26,603
Other	33	398	38	8	477
Total	$ 26,636	$ 433	$ 1,220	$ 29,702	$ 57,991

Note: Maturities in the above table are based upon the contractual terms of the loans. Substantially all pledged asset lines are payable on demand. The maturities for HELOCs are based on 30-year loan terms, with an initial draw period of ten years, followed by a 20-year amortizing period.

The interest sensitivity of loans with contractual maturities in excess of one year is as follows:

December 31, 2025	After 1 year through 5 years	After 5 years through 15 years	After 15 years
Loans with floating or adjustable interest rates:			
Residential real estate:			
First Mortgages	$ —	$ 42	$ 26,149
HELOCs	—	76	351
Total residential real estate	—	118	26,500
Pledged asset lines	—	—	—
Other	—	—	—
Total loans with floating or adjustable interest rates	—	118	26,500
Loans with predetermined interest rates:			
Residential real estate:			
First Mortgages	35	1,064	3,194
HELOCs	—	—	—
Total residential real estate	35	1,064	3,194
Pledged asset lines	—	—	—
Other	398	38	8
Total loans with predetermined interest rates	433	1,102	3,202
Total	$ 433	$ 1,220	$ 29,702

Note: Maturities in the above table are based upon the contractual terms of the loans. Substantially all pledged asset lines are payable on demand. The maturities for HELOCs are based on 30-year loan terms, with an initial draw period of ten years, followed by a 20-year amortizing period.

(Dollars in Millions)

4. Allowance for Credit Losses on Bank Loans

The following table presents several credit ratios related to the Company's bank loans portfolio. See Part II – Item 8 – Note 7 for the values underlying these ratios:

December 31,	2025	2024
Allowance for credit losses to total year-end loans	0.06%	0.05%
Nonaccrual loans to total year-end loans	0.07%	0.08%
Allowance for credit losses to total nonaccrual year-end loans	84%	60%

The following table presents information regarding average loans outstanding during the period and the ratio of net charge-offs (recoveries) during the period to average loans outstanding:

Year Ended December 31,	2025		2024		2023	
	Average loans	Net charge-offs (recoveries) to average loans	Average loans	Net charge-offs (recoveries) to average loans	Average loans	Net charge-offs (recoveries) to average loans
Residential real estate:						
First Mortgages	$ 28,634	—	$ 26,531	—	$ 25,748	—
HELOCs	421	—	446	—	525	—
Total residential real estate	29,055	—	26,977	—	26,273	—
Pledged asset lines	21,126	—	14,924	—	13,727	—
Other	414	—	354	—	234	—
Total	$ 50,595	—	$ 42,255	—	$ 40,234	—

The increase in the Company's average loan portfolio in the years presented was driven by growth in First Mortgages and PALs. Growth in these loan types was due in large part to overall growth in Schwab's client base and net new client assets, as well as an increase in the average loan amount, during the years presented.

The ratio of nonaccrual loans to total year-end loans decreased due to the growth in total year-end loans exceeding the change in nonaccrual loans. The ratios of the allowance for credit losses to year-end loans and nonaccrual loans increased primarily due to the increase in the allowance for credit losses resulting from an increase in projected loss rates in the Company's bank loans portfolio as discussed in Part II – Item 8 – Note 7.

The following table presents the allocation of the allowance for credit losses on bank loans and loans by category as a percentage of total bank loans. See Part II – Item 8 – Note 7 for loan balances by category and in total.

December 31,	2025		2024	
	Allowance for Credit Losses	Percent of loans to total loans	Allowance for Credit Losses	Percent of loans to total loans
Residential real estate:				
First Mortgages	$ 28	52%	$ 14	61%
HELOCs	1	1%	1	1%
Total residential real estate	29	53%	15	62%
Pledged asset lines	—	46%	—	38%
Other	7	1%	6	—
Total	$ 36	100%	$ 21	100%

(Dollars in Millions)

5. Bank Deposits

The following table presents the average amount of, and the average rate paid on, deposit categories that are in excess of ten percent of average total bank deposits:

Year Ended December 31,	2025		2024	
	Amount	Rate	Amount	Rate
Analysis of average daily deposits:				
Money market and other savings deposits	$ 203,770	0.23%	$ 200,074	0.56%
Time certificates of deposit [(1)]	—	—	37,390	5.22%
Total	$ 203,770		$ 237,464	

[(1)] Time certificates of deposit did not exceed ten percent of average total bank deposits for the year ended December 31, 2025.

As of December 31, 2025 and 2024, uninsured bank deposits totaled approximately $35.2 billion and $32.7 billion, respectively. As of December 31, 2025 and 2024, the Company’s bank deposits did not include any time deposits that were in excess of FDIC insurance limits or otherwise uninsured.

EXHIBIT 21.1

Subsidiaries of the Registrant

Pursuant to Item 601 (b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant have been omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2025.

Charles Schwab & Co., Inc., a California corporation

Charles Schwab Bank, SSB, a Texas-chartered state savings bank

Charles Schwab Futures and Forex LLC, a Delaware limited liability company

Charles Schwab Investment Management, Inc., a Delaware corporation

Charles Schwab Premier Bank, SSB, a Texas-chartered state savings bank

Charles Schwab Trust Bank, a Nevada-chartered state savings bank

Schwab Holdings, Inc., a Delaware corporation

Schwab Retirement Plan Services, Inc., an Ohio corporation

Schwab Wealth Advisory, Inc., a Delaware corporation

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of our report dated February 25, 2026, relating to the financial statements of The Charles Schwab Corporation, and the effectiveness of The Charles Schwab Corporation's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025:

Filed on Form S-3:

Registration Statement No. 333-275858	(Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Purchase Contracts, Warrants, and Units Consisting of Two or More Securities)

Filed on Form S-8:

Registration Statement No. 333-268836	(The Charles Schwab Corporation Deferred Compensation Plan II)
Registration Statement No. 333-265063	(The Charles Schwab Corporation 2022 Stock Incentive Plan and The Charles Schwab Corporation 2013 Stock Incentive Plan)
Registration Statement No. 333-237064	(TD Ameritrade Holding Corporation Long-Term Incentive Plan)
Registration Statement No. 333-205862	(The Charles Schwab Corporation 2013 Stock Incentive Plan)
Registration Statement No. 333-192893	(The Charles Schwab Corporation Financial Consultant Career Achievement Award Program)
Registration Statement No. 333-189553	(The Charles Schwab Corporation 2013 Stock Incentive Plan)
Registration Statement No. 333-144303	(The Charles Schwab Corporation Employee Stock Purchase Plan)
Registration Statement No. 333-131502	(The Charles Schwab Corporation Deferred Compensation Plan II)
Registration Statement No. 333-71322	(The SchwabPlan Retirement Savings and Investment Plan)
Registration Statement No. 333-44793	(The Charles Schwab Profit Sharing and Employee Stock Ownership Plan)

/s/ DELOITTE & TOUCHE LLP

Dallas, TX
February 25, 2026

**CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Richard A. Wurster, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Charles Schwab Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

/s/ Richard A. Wurster
Richard A. Wurster
President and Chief Executive Officer

**CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Michael Verdeschi, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Charles Schwab Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

/s/ Michael Verdeschi

Michael Verdeschi

Managing Director and Chief Financial Officer

THE CHARLES SCHWAB CORPORATION

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Charles Schwab Corporation (the Company) on Form 10-K for the year ended December 31, 2025 (the Report), I, Richard A. Wurster, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ Richard A. Wurster   Date: February 25, 2026
Richard A. Wurster
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to The Charles Schwab Corporation and will be retained by The Charles Schwab Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Charles Schwab Corporation (the Company) on Form 10-K for the year ended December 31, 2025 (the Report), I, Michael Verdeschi, Managing Director and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ Michael Verdeschi

Michael Verdeschi

Managing Director and Chief Financial Officer

Date: February 25, 2026

A signed original of this written statement required by Section 906 has been provided to The Charles Schwab Corporation and will be retained by The Charles Schwab Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

BOARD OF DIRECTORS

Charles R. Schwab
Co-Chairman,
The Charles Schwab Corporation
Age: 88. Director since 1986.
Term expires in 2028.

Walter W. Bettinger II
Co-Chairman,
The Charles Schwab Corporation
Age: 65. Director since 2008.
Term expires in 2027.

Richard A. Wurster
President and Chief Executive Officer,
The Charles Schwab Corporation
Age: 53. Director since 2025.
Term expires in 2026.

John K. Adams, Jr.
Former Managing Director,
Financial Institutions Group,
UBS Investment Bank,
a financial services firm
Age: 70. Director since 2015.
Term expires in 2028.
Chair of the Audit Committee.

Marianne C. Brown
Former Co-Chief Operating Officer,
Fidelity National Information Services, Inc.,
a financial services technology company
Age: 67. Director since 2020.
Term expires in 2026.
Chair of the Risk Committee.

Joan T. Dea
Founder and Managing Director, Beckwith
Investments LLC, a private investment
and consulting firm
Age: 62. Director since 2017.
Term expires in 2027.
Member of the Compensation
Committee; Nominating and
Corporate Governance Committee.

Christopher V. Dodds
Managing Member, Crown Oak Advisors,
LLC, a registered investment advisor
Age: 66. Director since 2014.
Term expires in 2027.
Member of the Risk Committee;
Nominating and Corporate
Governance Committee.

Stephen A. Ellis
Managing Partner, TPG, a private equity
and alternative investment firm
Age: 63. Director since 2012.
Term expires in 2028.
Member of the Audit Committee;
Nominating and Corporate
Governance Committee.

Frank C. Herringer
Retired, Chairman of the Board
and Chief Executive Officer,
Transamerica Corporation, a financial
services company
Age: 83. Director since 1996.
Term expires in 2026.
Chair of the Nominating
and Corporate Governance Committee;
Member of Compensation Committee.

Gerri K. Martin-Flickinger
Former Executive Vice President and
Chief Technology Officer, Starbucks
Corporation, a coffeehouse chain and
coffee roasting company
Age: 63. Director since 2020.
Term expires in 2026.
Member of the Audit Committee.

Charles A. Ruffel
Managing Partner, Kudu Investment
Management, LLC, a private equity firm
Age: 70. Director since 2018.
Term expires in 2027.
Member of the Risk Committee.

Arun Sarin
Former Chief Executive Officer,
Vodafone Group Plc, a mobile
telecommunications company
Age: 71. Director since 2009.
Term expires in 2028.
Member of the Nominating and
Corporate Governance Committee;
Risk Committee.

Carolyn Schwab-Pomerantz
Former Managing Director,
Charles Schwab & Co., Inc.
Age: 66. Director since 2022.
Term expires in 2026.
Member of the Risk Committee.

Paula A. Sneed
Chairman and Chief Executive Officer,
Phelps Prescott Group, LLC, a strategy
and management consulting firm
Age: 78. Director since 2002.
Term expires in 2028.
Chair of the Compensation Committee.

i

The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262
(817) 859-5000
aboutschwab.com
The Charles Schwab Corporation
(NYSE: SCHW) is a leading provider
of financial services, with 38.5 million
active brokerage accounts, 5.7 million
workplace plan participant accounts,
2.2 million banking accounts, and
$11.90 trillion in client assets as of
December 31, 2025. Through its
operating subsidiaries, the company
provides a full range of wealth
management, securities brokerage,
banking, asset management, custody,
and financial advisory services to
individual investors and independent
investment advisors.

Office of the Corporate Secretary
schwabcorporatesecretary@schwab.com

Annual Meeting
The annual meeting of stockholders
will be conducted at 11:00 a.m.
Central Time on May 21, 2026, via
the Internet. To register, visit
aboutschwab.com/schwabevents.

Publications
To obtain the company's annual report,
Form 10-K, Form 10-Q, quarterly
earnings release, or monthly activity
reports without charge, contact:
Charles Schwab Investor Relations
3000 Schwab Way
Westlake, TX 76262
investor.relations@schwab.com
These documents may also be
viewed in the Investor Relations section
of the company's website
at aboutschwab.com.

Stock Ownership Services
All stockholders of record are welcome
to participate in The Charles Schwab
Corporation Dividend Reinvestment
and Stock Purchase Plan, managed by
Equiniti Trust Company. For information
on the Dividend Reinvestment and Stock
Purchase Plan, or for assistance with
stock ownership questions, contact:
Transfer Agent and Registrar, EQ
Shareowner Services.

Shareowner Services
P.O. Box 64856
St. Paul, MN 55164
(877) 778-6753
shareowneronline.com

About This Annual Report
CEO and CFO certifications:
The Charles Schwab Corporation
has included as exhibits to its Annual
Report, on Form 10-K for the year
ended December 31, 2025, filed with the
Securities and Exchange Commission,
certificates of its Chief Executive
Officer and Chief Financial Officer
certifying the quality of the company's
public disclosure.

**Trademarks or
Registered Trademarks**
Charles Schwab, Schwab, and other
trademarks appearing herein, which
may be indicated by "®" and "™," are
registered trademarks or trademarks
of Charles Schwab & Co., Inc. or an
affiliated entity in the U.S. and/or
other countries. These trademarks and
registered trademarks are proprietary
to Charles Schwab & Co., Inc. or an
affiliated entity in the U.S. and/or
other countries.

Customer Service
Investor Services: (800) 435-4000
Schwab.com
Advisor Services: (877) 687-4085
advisorservices.schwab.com

Investor Relations
Jeff Edwards, Managing Director,
Head of Investor Relations
(817) 854-6177
investor.relations@schwab.com

Government Relations
325 7th Street NW, Suite 200
Washington, DC 20004
(202) 662-4902

Corporate Affairs
Chris Wyse, Managing Director and Chief
Corporate Affairs Officer
Media Hotline: (888) 767-5432
public.relations@schwab.com

Charles Schwab Foundation
Chris Wyse, Board Chair and
President of Charles Schwab
Foundation, and Managing Director,
Charles Schwab & Co., Inc. and
The Charles Schwab Corporation
charlesschwabfoundation@schwab.com

Independent Auditors
Deloitte & Touche, LLP
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
(214) 840-7000
deloitte.com



> **"Always put the client first. No matter what.**
>
> Charles Schwab, Founder and Co-Chairman of the Board

Since day one, we've set out to challenge the status quo, looking for ways to offer our clients more value and a better experience. We're confident our approach can help people take ownership of their financial futures.

We believe in the power of investing, which helps turn earners into owners. Investing can be truly transformative when investors actively engage and when they work collaboratively with the right financial provider.

We are champions of investors and those who serve them. We look at the world through our clients' eyes and keep that perspective at the heart of everything we do.

We offer investors a contemporary, full-service approach to build and manage their wealth. We help investors either directly as Schwab clients or through one of the thousands of independent advisors and employers we serve.

This is how we help investors, advisors, employers, and employees take ownership of their futures.



Own your tomorrow

The Charles Schwab Corporation

3000 Schwab Way, Westlake, TX 76262
(817) 859-5000
Schwab.com | AboutSchwab.com

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